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As filed with the Securities and Exchange Commission on July 21, 2005

    Registration No. 333-124228

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MAIDENFORM BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	5317	06-1724014
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

154 Avenue E
Bayonne, NJ 07002
Telephone: (201) 436-9200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Steven N. Masket, Esq.
Executive Vice President, General Counsel and Secretary
Maidenform Brands, Inc.
154 Avenue E
Bayonne, NJ 07002
(201) 436-9200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code of Agent for Service)

Copies to:

Michael A. Woronoff, Esq. Brian B. Margolis, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036 (212) 969-3000	Jonathan A. Schaffzin, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)

Common stock, par value $0.01 per share	14,513,889	$16.00	$232,222,224	$27,333

(1)
Includes 1,719,822 shares which may be sold pursuant to the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.

(3)
$21,657 of this fee was previously paid.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS	Subject to completion	July 21, 2005

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

12,794,067 Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering 3,375,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 9,419,067 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders. We expect the public offering price to be between $14.00 and $16.00 per share.

Our common stock has been approved for listing on The New York Stock Exchange under the symbol "MFB".

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 1,719,822 shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. All of these additional shares that the underwriters may purchase to cover over-allotments, if any, will be offered by the selling stockholders. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             , our total proceeds, before expenses, will be $             , and the total proceeds, before expenses, to the selling stockholders will be $             .

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares will be made on or about             , 2005.

UBS Investment Bank	Credit Suisse First Boston

Goldman, Sachs & Co.

WHAT DREAMS ARE MADE OF...
maidenform®
the DREAM® bra

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	10
Special note regarding forward-looking statements	29
Notice to investors	29
Industry and other data	29
Use of proceeds	30
Dividend policy	31
Capitalization	32
Dilution	34
Unaudited pro forma consolidated statement of income	35
Selected historical consolidated financial data	40
Management's discussion and analysis of financial condition and results of operations	43
Business	66
Management	82
Certain relationships and related party transactions	100
Principal and selling stockholders	106
Description of capital stock	109
Description of indebtedness	113
Shares eligible for future sale	117
Material United States federal income tax consequences to non-U.S. holders	120
Underwriting	122
Legal matters	126
Experts	126
Where you can find more information	126
Index to financial statements	F-1

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. Maidenform®, Flexees®, Lilyette®, Self Expressions®, Sweet Nothings®, Rendezvous®, Subtract® and Dream® are some of our registered trademarks. One Fabulous Fit™, I Value Luxury™, One Fabulous Moment™, One Fabulous Body™ and Bodymates™ are some of our trademarks and service marks. We also have a number of other registered trademarks, service mark applications and trademark applications related to our products that we refer to throughout this prospectus. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Through and including                           , 2005 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus summary

This summary highlights selected material information contained elsewhere in this prospectus and may not contain all the information that is important to you. This prospectus includes information about the shares we are offering as well as information regarding our business and detailed financial data. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk factors."

Throughout this prospectus, we refer to our audited fiscal years ended December 31, 2000, December 29, 2001, December 28, 2002, December 27, 2003 and January 1, 2005 as our 2000, 2001, 2002, 2003 and 2004 fiscal years, respectively.

On May 11, 2004, we were acquired (the "Acquisition") by Ares Corporate Opportunities Fund, L.P. ("Ares"), a private equity fund sponsored by Ares Management LLC (together with its affiliated companies, "Ares Management"). As a result of purchase accounting-related adjustments made in connection with the Acquisition, the results of operations for periods prior to May 11, 2004 are not comparable to periods subsequent to that date.

OUR BUSINESS

Our company, Maidenform Brands, Inc., is a global intimate apparel company with a portfolio of established and well-known brands, top-selling products and an iconic heritage. We design, source and market an extensive range of intimate apparel products, including bras, panties and shapewear. We sell our products through multiple distribution channels, including department stores, national chains, mass merchants (including warehouse clubs), specialty stores, off-price retailers, our company-operated outlet stores and our website. During our 83-year history, we believe we have built strong equity for our brands and established a platform for growth through a combination of innovative, first-to-market designs and creative advertising campaigns focused on increasing brand awareness with generations of women. We sell our products under some of the most recognized brands in the intimate apparel industry, including Maidenform, Flexees, Lilyette, Self Expressions, Sweet Nothings, Bodymates, Rendezvous and Subtract.

Our products are designed for everyday use and comfort, and include underwire, soft-cup, strapless and minimizing bras, panties, and firm-control and light-control shapewear. We believe these core products are consumer staples and are largely insulated from changes in fashion trends as they consist primarily of basic styles in three predominant colors (black, white and beige). With more than 108 million women currently age 18 and older in the United States alone, consumers provide consistent demand for our products because they purchase intimate apparel as an everyday necessity and to serve as a foundation for a broad spectrum of fashion needs, from formal business attire, to everyday and casual dress, to elegant evening wear.

Our Maidenform, Flexees and Lilyette brands are broadly sold in department stores (such as Bloomingdale's, Macy's, Lord & Taylor, Marshall Field's and Belk) and national chains (such as Kohl's and JCPenney). We also own brands for intimate apparel products that are distributed through select mass merchants. These other brands carry our corporate endorsement and leverage our product technology, but are separate brands with distinctly different logos. For example, our Self Expressions branded products are sold in more than 1,300 Target stores, our Sweet Nothings branded products are sold in almost 3,000 Wal-Mart stores, and our Bodymates branded products are sold in more than 300 Costco stores.

In the last few years, we have achieved significant increases in our net sales and profitability. We have accomplished this by implementing key management changes, investing in marketing our brands, introducing innovative new products and expanding a multi-brand, multi-channel distribution model while significantly lowering our cost structure through financial and operational discipline and initiatives. For example, we have successfully transitioned from operating our own manufacturing facilities to become a global sourcing company with all of our products expected to be manufactured and packaged by third parties by the end of 2005. As a result of these initiatives, our net sales have grown from $234.2 million in fiscal 2001 to $337.0 million in fiscal 2004, representing a compound annual growth rate, or CAGR, of 12.9%. In addition, our net sales have grown from $78.6 million for the three months ended March 27, 2004 to $100.2 million for the three months ended April 2, 2005, representing an increase of 27.5%.

OUR COMPETITIVE STRENGTHS

We attribute our market leadership and significant opportunities for continued growth to the following competitive strengths:

–>
portfolio of well-known brands with strong market position;

–>
effective multi-brand, multi-channel distribution model;

–>
history of innovation and development of new products;

–>
effective and compelling marketing strategies;

–>
efficient sourcing and distribution; and

–>
highly experienced and disciplined management team.

OUR GROWTH STRATEGIES

We intend to increase sales and profitability by strengthening our position in the intimate apparel industry. We intend to continue to apply financial and operational discipline, while growing our business through the following key strategic initiatives:

–>
continue to increase consumer identification with our brands;

–>
continue to launch innovative products;

–>
increase market share in department stores and national chains;

–>
expand presence in mass merchant channel;

–>
expand our international presence;

–>
continue to improve product sourcing; and

–>
make selective acquisitions.

RISKS RELATING TO OUR COMPANY

Investing in our common stock involves risks. As part of your evaluation of our company, you should consider the risks associated with our business and our industry, and the risks associated with this offering. See "Risk Factors" beginning on page 10 of this prospectus for a discussion of these risks, including, among others:

–>
our growth cannot be assured and any growth we do experience may not be profitable;

–>
we have experienced losses in the past and may incur losses in the future;

–>
fluctuations in our operating results or growth rate may cause us to fail to meet sales or earnings expectations;

–>
we depend on a limited number of customers for a significant portion of our sales and our financial success is linked to the success of our customers;

–>
we are smaller and have fewer resources than the other participants in the highly competitive market in which we operate;

–>
the growing trend towards retailer consolidation puts downward pressure on our prices and margins;

–>
our substantial debt leverage could adversely affect our financial condition;

–>
political or economic instability, regulatory restrictions on our operations and changes in applicable laws and regulations, including changing international trade regulation, could restrict our activities and result in increased costs;

–>
our independent registered public accounting firm previously reported a material weakness in our internal control over financial reporting;

–>
the proceeds of this offering will not be available to us to use in expanding or investing in our business;

–>
the concentrated ownership of our capital stock by insiders will likely limit your ability to influence corporate matters; and

–>
sales of stock by existing stockholders may depress the price of our shares.

COMPANY INFORMATION

We were originally formed in 1922 as a New York corporation. We started operating under the Maidenform name in 1930 and changed our name to Maidenform, Inc. in 1952. On May 11, 2004, MF Acquisition Corporation acquired Maidenform, Inc. through a merger of its wholly owned subsidiary into Maidenform, Inc. Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc.

In the mid- to late-1990's, Maidenform, Inc. engaged in several activities that resulted in an over-leveraged balance sheet and poor operational performance. The confluence of operational strains, poor execution and mounting debt forced us to declare bankruptcy in July 1997. While operating in bankruptcy, we closed underperforming retail outlet stores, distribution centers and redundant offices, and sold several manufacturing facilities. We emerged from bankruptcy in July 1999.

In July 2001, our board of directors hired Thomas J. Ward as our Chief Executive Officer. Mr. Ward has since led our management team in effecting an operational and financial turnaround by investing in the marketing of our brands, introducing innovative new products and implementing a multi-brand, multi-channel distribution model while significantly lowering our cost structure through financial and operational discipline and initiatives.

In May 2004, the majority of our common stock was purchased by Ares Corporate Opportunities Fund, L.P. ("Ares"), a private equity fund sponsored by Ares Management. Ares Management is a Los Angeles-based investment firm with over 90 employees and approximately $7.2 billion of committed capital. Ares focuses on injecting flexible, long-term junior capital into middle-market companies to position them for growth. Since the Acquisition, Ares has been instrumental in augmenting our focus on operational initiatives with the pursuit of attractive growth opportunities.

Today, we operate as a significantly different entity than we did prior to 2001. We have repositioned ourselves as a marketer, rather than a manufacturer, of intimate apparel by increasing the percentage of sourced goods from 40% in fiscal 2001 to 84% in fiscal 2004. Inventory management and customer relationships have significantly improved. Our recent successes include the introduction of the Maidenform One Fabulous Fit bra in 2002 and the launch of a modern interpretation of the "I Dreamed..." campaign in 2003.

After the consummation of this offering, our current stockholders will own approximately 57.3% of the outstanding shares of our common stock (51.0% if the underwriters' overallotment option is exercised in full). Accordingly, these stockholders will continue to control us. See "Risk factors—The concentrated ownership of our capital stock by insiders upon the completion of this offering will likely limit your ability to influence corporate matters."

Our principal executive offices are located at 154 Avenue E, Bayonne, New Jersey 07002. We also have a sales and marketing office at 200 Madison Avenue, New York, New York 10016. Our telephone number is (201) 436-9200. The address of our website is www.maidenform.com. Information contained on our website does not constitute part of this prospectus.

The offering

Common stock offered by Maidenform Brands, Inc.	3,375,000 shares
Common stock offered by the selling stockholders	9,419,067 shares
Total shares of common stock being offered	12,794,067 shares
Common stock to be outstanding after this offering	23,411,521 shares
Use of proceeds
We intend to use the net proceeds we receive from this offering to redeem all outstanding shares of our preferred stock, including shares of preferred stock acquired upon exercise of all outstanding options to purchase shares of our preferred stock in connection with this offering, in an amount equal to the redemption price (which includes a redemption premium) and the amount of aggregate unpaid dividends, and to pay fees and expenses, including a payment to terminate an advisory agreement and to pay a separate advisory fee. If, as is likely, the net proceeds are not sufficient to fund these uses in full, we intend to draw upon our available cash or our revolving credit facility to fund these uses.
We will use the remainder of the net proceeds, if any, for general corporate purposes, including working capital.
We will not receive any of the proceeds from the sale of shares by the selling stockholders.
See "Use of proceeds."
New York Stock Exchange symbol	MFB

Except as otherwise indicated, whenever we present the number of shares of our common stock outstanding, we have:

–>
based this information on the shares outstanding as of July 21, 2005, excluding:

–>
2,847,203 shares of common stock issuable upon exercise of outstanding options at a weighted average net exercise price of $2.07 per share, of which options to purchase 236,521 shares of common stock will be exercised in connection with this offering; and

–>
1,750,000 shares of common stock available for issuance under our existing stock option plans, of which 507,000 shares are underlying options we intend to grant upon the consummation of this offering;

–>
assumed no exercise of stock options after July 21, 2005; and

–>
assumed no exercise of the underwriters' over-allotment option.

Summary historical and unaudited pro forma consolidated financial and other data

The following table sets forth our summary historical and unaudited pro forma consolidated financial and other data, and should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations," "Unaudited pro forma consolidated statement of income," "Selected historical consolidated financial data," "Capitalization," and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

On May 11, 2004, MF Acquisition Corporation acquired Maidenform, Inc. (the "Acquisition") through a merger of its wholly owned subsidiary into Maidenform, Inc. Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc. The financial statements for the period including and after May 11, 2004 are those of Maidenform Brands, Inc. and subsidiaries (the "Successor"). The financial statements for periods prior to May 11, 2004 are those of Maidenform Inc. and subsidiaries (the "Predecessor"). The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and Emerging Issues Task Force (EITF) No. 88-16, "Basis in Leveraged Buyout Transactions." As a result of the Acquisition, the financial statements for the period including and after May 11, 2004 are not comparable to those prior to that date.

The summary historical consolidated financial data presented below for the fiscal years ended December 28, 2002 (Predecessor) and December 27, 2003 (Predecessor), for the period from December 28, 2003 through May 10, 2004 (Predecessor), and as of January 1, 2005 and for the period from May 11, 2004 through January 1, 2005 (Successor) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for each of the three-month periods ended March 27, 2004 (Predecessor) and April 2, 2005 (Successor) and as of April 2, 2005 (Successor) have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and which, in the opinion of management, include all adjustments, consisting of only normal, recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The summary historical consolidated financial data presented below for the fiscal years ended December 31, 2000 (Predecessor) and December 29, 2001 (Predecessor) have been derived from our audited consolidated financial statements, which have been audited by independent auditors who have ceased operations, and are not included elsewhere in this prospectus. In addition, we made certain unaudited adjustments to the consolidated financial statements for the fiscal years ended December 31, 2000 and December 29, 2001 to conform to the requirements of EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Product)" and to present earnings per share data to conform the presentation of those periods to subsequent periods.

The pro forma data presented below have been derived from our unaudited consolidated statement of income included elsewhere in this prospectus, and give effect to the Acquisition as if it had occurred on December 28, 2003.

The summary historical and unaudited pro forma consolidated financial and other data included below and elsewhere in this prospectus are not necessarily indicative of future performance.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL AND OTHER DATA
(in thousands, except share and per share amounts)

	Predecessor (1)							Successor (2)			Predecessor (1)	Successor (2)
						Period from December 28, 2003 through May 10, 2004		Period from May 11, 2004 through January 1, 2005
	For the years ended								Pro Forma for the period from December 28, 2003 through January 1, 2005 (3)		For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005
	December 31, 2000	December 29, 2001	December 28, 2002		December 27, 2003

OPERATING DATA:
Net sales	$240,634	$234,203	$263,359		$292,873	$122,415		$214,613	$337,028		$78,574	$100,210
Cost of sales	174,627	169,957	178,968		189,225	77,113		151,954 (4)	209,636		51,216	65,890

Gross profit	66,007	64,246	84,391		103,648	45,302		62,659	127,392		27,358	34,320
Selling, general and administrative expenses (5)	76,676	69,596	73,214		80,094	31,960		59,973	91,199		21,157	23,436
Acquisition-related charges	—	—	—		—	14,286	(6)	—	—		—	—
Goodwill amortization (7)	1,286	1,260	—		—	—		—	—		—	—

Operating income (loss)	(11,955)	(6,610)	11,177		23,554	(944)		2,686	36,193		6,201	10,884
Interest expense, net	(6,613)	(7,347)	(7,136)		(1,445)	(2,180	) (8)	(7,622)	(12,324)		(686)	(2,897)
Other income	—	—	2,104	(9)	—	—		—	—		—	—

Income (loss) before
provision for income taxes	(18,568)	(13,957)	6,145		22,109	(3,124)		(4,936)	23,869		5,515	7,987
Income tax expense (benefit) (10)	371	438	754		(4,921)	1,122		(1,568)	10,099		2,205	3,516

Net income (loss)	$(18,939)	$(14,395)	$5,391		$27,030	$(4,246)		$(3,368)	$13,770		$3,310	$4,471

Preferred stock dividends and accretion	$—	$—	$—		$—	$—		$(4,756)	$(7,706)		$—	$(1,448)

Net income (loss) available to common stockholders	$(18,939)	$(14,395)	$5,391		$27,030	$(4,246)		$(8,124)	$6,064		$3,310	$3,023

EARNINGS (LOSS) PER SHARE DATA (11)(12)(13):
Basic earnings (loss) per share	$(56.82)	$(43.19)	$3.88		$1.93	$(0.31)		$(0.41)	$0.31	(14)	$0.24	$0.15
Diluted earnings (loss) per share	$(56.82)	$(43.19)	$0.38		$1.88	$(0.31)		$(0.41)	$0.30	(14)	$0.23	$0.14
Basic weighted average number of shares outstanding	333,333	333,333	1,388,986		14,034,230	13,727,879		19,800,000	19,800,000		13,727,879	19,800,000
Diluted weighted average number of shares outstanding	333,333	333,333	14,062,022		14,404,130	13,727,879		19,800,000	20,230,298		14,395,935	21,112,584
Dividends per share	$—	$—	$2.00		$3.64	$—		$—	$—		$—	$—
PRO FORMA EARNINGS PER SHARE GIVING EFFECT TO PAYMENT OF A SPECIAL PREFERRED STOCK DIVIDEND AND REDEMPTION OF PREFERRED STOCK(15):
Basic earnings per share	$0.58	$0.19
Diluted earnings per share	$0.57	$0.18
Basic weighted average number of shares outstanding	23,781,662	23,781,662
Diluted weighted average number of shares outstanding	24,211,960	25,094,246
	As of April 2, 2005
	Actual	As Adjusted for Special Dividend and Refinancing (16)	As Further Adjusted for the Offering (17)
BALANCE SHEET DATA:
Cash	$4,784	$—	$—
Total assets	269,479	264,695	264,695
Total indebtedness, including current maturities	147,403	160,871	165,202
Redeemable preferred stock	42,939	42,939	—
Common stock subject to put option	6,054	6,054	—
Total stockholders' equity	2,804	(14,586)	30,076

(table continues on following page)

	Predecessor (1)							Predecessor (1)	Successor (2)
						Successor (2)
	For the years ended							For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005
					Period from December 28, 2003 through May 10, 2004	Period from May 11, 2004 through January 1, 2005
	December 31, 2000	December 29, 2001	December 28, 2002	December 27, 2003			Pro Forma for the period from December 28, 2003 through January 1, 2005 (3)

CASH FLOW DATA:
Net cash provided by (used in) operating activities	$4,238	$(11,757)	$43,102	$33,390	$(787)	$34,244		$(7,303)	$(17,659)
Net cash provided by (used in) investing activities	(891)	(1,963)	(2,300)	(2,799)	(681)	(160,453)		(592)	(311)
Net cash provided by (used in) financing activities	(2,162)	10,189	(40,911)	(30,392)	5,433	144,381		7,364	(487)
Supplemental disclosure of cash paid during the period for income taxes	282	411	395	375	144	4,597		42	129
NON-GAAP DATA(18):
EBITDA (19)	(6,150)	(21)	18,380	29,048	692	8,866	44,700	7,289	12,987
Adjusted EBITDA (19)	(6,150)	3,094	17,523	30,859	15,646	28,969	44,235	8,109	13,506
OTHER DATA:
Capex	3,011	1,963	3,397	3,690	681	1,980		592	311

(1)
Predecessor periods include all periods prior to the Acquisition that occurred on May 11, 2004. Fiscal years 2000, 2001, 2002, and 2003 all include 52 weeks. The Predecessor period from December 28, 2003 through May 10, 2004 includes 19 weeks. The Predecessor three-month period ended March 27, 2004 includes 12 weeks.

(2)
The Successor period from May 11, 2004 through January 1, 2005 includes 34 weeks. The Successor three-month period ended April 2, 2005 includes 12 weeks.

(3)
The unaudited pro forma consolidated statement of income for the period from December 28, 2003 through January 1, 2005 gives effect to the May 11, 2004 Acquisition as if it had occurred on December 28, 2003 (the first day of our 2004 fiscal year). The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. For a description of the adjustments reflected in the unaudited pro forma consolidated statement of income, see "Unaudited pro forma consolidated statement of income."

(4)
Includes $19.8 million of non-cash purchase accounting adjustments to record inventory at fair market value on May 11, 2004 that was subsequently sold in the Successor period from May 11, 2004 through January 1, 2005.

(5)
Effective December 29, 2002, we adopted the fair-value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." We selected the modified prospective method of adoption described in SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." In accordance with the modified prospective method of adoption, results for prior years have not been restated to reflect the change. Therefore, fiscal years 2000, 2001, and 2002 are not comparable to subsequent periods. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(6)
Acquisition-related charges of $14.3 million for the Predecessor period from December 28, 2003 through May 10, 2004 include $6.6 million for sellers' transaction fees and expenses, $2.0 million in special compensation paid to management, $5.6 million in stock compensation expense from settlement of stock options, and $0.1 million of other Acquisition-related charges.

(7)
Goodwill amortization ceased with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" at the beginning of Predecessor 2002.

(8)
Interest expense includes charges of $0.4 million for a debt redemption premium paid in connection with the retirement of all of the Predecessor's outstanding debt at May 10, 2004 and $0.8 million for deferred financing fees in connection with the retirement of all of Predecessor's outstanding debt at May 10, 2004.

(9)
Represents the recovery of preference payments that were made prior to bankruptcy.

(10)
Section 382 of the Internal Revenue Code ("Section 382") imposes limitations on a corporation's ability to utilize its net operating losses (NOLs) if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain existing stockholders and, or, new stockholders in the stock of a corporation by more than 50 percentage points during a three year testing period. Upon emergence from bankruptcy, our NOLs were subject to Section 382 limitations. As a result of the Acquisition, we experienced a change in control, as defined by Section 382. As a result of this ownership change, the utilization of our NOLs are subject to a new annual limitation under Section 382. Any unused annual limitation may be carried over to later years, and the amount of the limitation may, under certain circumstances, be increased to reflect both recognized and deemed recognized "built-in gains" that occur during the 60-month period after the ownership change. Based on fair values of certain assets as determined in connection with the Acquisition, we have approximately $66.7 million of deemed built-in gains that are anticipated to be recognized or deemed recognized during the aforementioned 60-month period. During the Successor period May 11, 2004 through January 1, 2005, our combined limitation for our NOLs was approximately $24.4 million and we utilized approximately $16.7 million. At Successor January 1, 2005, we have approximately $92.6 million of federal and state NOLs available for future utilization during the years 2005 to 2023. This includes approximately $67.6 million of federal NOLs available for utilization during the 2005 through 2009 fiscal years. For the Predecessor years 2000, 2001 and 2002, we had a valuation allowance against our net deferred tax assets due to the uncertainty of the future recognition of such assets as a result of prior financial results and timing of NOL expirations. During Predecessor year 2003, we concluded that it was more likely than not that the net deferred tax assets would be realized in future periods and the valuation allowance in the amount of $52.7 million was reversed. The reversal of the valuation allowance reduced the carrying value of goodwill by $28.3 million and increased additional paid-in capital by $19.0 million. See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

(11)
During Predecessor year 2001, we executed a 1-for-30 reverse stock split. Data for years presented prior to 2001 have been adjusted to reflect the effect of the reverse stock split.

(12)
As a result of the Acquisition, our capital structure and the number of outstanding shares were changed. Accordingly, earnings per share in Predecessor periods are not comparable to earnings per share in the Successor period.

(13)
For the calculation of earnings per share, see Note 25 to our audited consolidated financial statements and Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(14)
The pro forma earnings per share data for the period from December 28, 2003 through January 1, 2005, was derived from our unaudited pro forma consolidated statement of income included elsewhere in this prospectus. The unaudited pro forma consolidated statement of income has been prepared to give effect to the Acquisition as if the Acquisition had occurred at December 28, 2003. Included in basic and diluted earnings per share are the preferred stock dividends and accretion.

(15)
The pro forma earnings per share has been calculated giving effect to payment of a special preferred stock dividend and redemption of preferred stock as if it had occurred as of December 28, 2003. Pro forma weighted average number of shares outstanding for the period from December 28, 2003 through January 1, 2005 and the three month period ended April 2, 2005, was derived by adding incremental shares of 3,981,662 to our weighted average basic and diluted number of shares. These incremental shares represent the number of shares issued at an assumed offering price of $15.00 to pay a special cash dividend to our preferred stockholders, and to redeem our preferred stock and preferred stock options including accrued and unpaid dividends on the preferred stock and preferred stock options. The pro forma net income available to common stockholders for the period from December 28, 2003 through January 1, 2005 of $6.1 million was adjusted to add back dividends and accretion of $7.7 million resulting in adjusted net income available to common stockholders of $13.8 million. Net income available to common stockholders for the three month period ended April 2, 2005 of $3.0 million was adjusted to add back dividends of $1.5 million resulting in adjusted net income available to common stockholders of $4.5 million.

(16)
The "As Adjusted for Special Dividend and Refinancing" amounts have been derived by taking the "actual" amounts and adjusting them to give effect to (i) a special dividend on the outstanding shares of preferred stock declared on June 1, 2005 and paid on June 21, 2005, and (ii) the refinancing of our First Lien Term Loan on June 29, 2005 and the prepayment of the Second Lien Term Loan on June 29, 2005, as follows:

"Cash" reflects the borrowing under our revolving credit facility of $10.1 million, the payment of a special preferred stock dividend of $(13.3) million, and the payment of a special cash award in connection with the refinancing of $(1.5) million.

"Total assets" reflects the reduction in cash of $(4.8) million as discussed in "Cash."

"Total indebtedness, including current maturities" reflects the borrowing of $10.1 million needed to fund the payment of the special dividend in excess of cash, and $3.4 million of additional borrowing in connection with the refinancing of our First Lien Term Loan and the prepayment of our Second Lien Term Loan.

"Total stockholders' equity" reflects the declaration of a special preferred stock dividend of $(13.3) million on June 1, 2005, and the payment of interest of $(0.1) million associated with the refinancing, the expensing of financing costs of $(3.1) million which represents a preliminary estimate pending the finalization of the syndicate of banks and financial institutions participating in the New Credit Facility and the payment of a special cash award in connection with the refinancing of $(0.9) million, net of applicable taxes.

(17)
The "As Further Adjusted for the Offering" amounts have been derived by taking the "As Adjusted for Special Dividend and Refinancing" amounts and adjusting them to give effect to (i) the receipt of the net proceeds from the sale by us in this offering of 3,375,000 shares of common stock at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, (ii) the redemption of all outstanding shares of our preferred stock and all outstanding options to purchase our preferred stock upon the consummation of this offering (in an amount equal to the redemption price (which includes a redemption premium) and the amount of aggregate unpaid dividends), (iii) the termination of the "put" option on certain shares of our common stock, and (iv) the payment of fees in connection with the termination of an advisory agreement and the payment of certain other advisory fees in connection with the consummation of this offering, net of applicable taxes, as follows:

"Cash" reflects the net proceeds received associated with this offering of $42.1 million, borrowing under our revolving credit facility of $4.3 million, and the redemption of all outstanding shares of preferred stock and outstanding options to purchase preferred stock plus aggregated unpaid dividends of $(46.4) million.

"Total indebtedness, including current maturities" reflects the borrowing of $4.3 million needed to fund the redemption of all outstanding shares of preferred stock and outstanding options to purchase preferred stock and the aggregated unpaid dividends.

"Redeemable preferred stock" reflects the dividends declared through June 30, 2005 of $2.5 million, the reduction in redemption premium of $(0.7) million as of May 1, 2005, the recording of preferred stock options at redemption value and aggregated unpaid dividends on the preferred stock options of $1.7 million and the redemption of all outstanding shares of preferred stock and outstanding options to purchase preferred stock in an amount equal to their redemption price plus the amount of aggregated unpaid dividends of $(46.4) million.

"Common stock subject to put option" reflects the reduction in common stock, subject to put option, to redemption value of $(0.4) million at June 30, 2005, and the termination of the put option and subsequent reclassification to common stock and additional paid-in capital of $(5.7) million.

"Total stockholders' equity" reflects the preferred stock dividend declared through June 30, 2005 of $(2.0) million, the reduction in redemption premium of $0.7 million, the redemption premium and the amount of aggregated unpaid dividends on outstanding options to purchase preferred stock of $(1.7) million, the termination of the common stock subject to put option and subsequent reclassification to total stockholders' equity of $5.7 million, the new shares issued in connection with this offering of $45.9 million, the payment of fees in connection with the termination of an advisory agreement, the payment of certain other advisory fees, and the payment of the fees associated with this offering of $(3.9) million, net of applicable taxes.

(18)
For further discussion regarding material limitations involved in the use of non-GAAP measures presented, see "Management's discussion and analysis of financial condition and results of operations—Results of Operations—Non-GAAP discussion."

(19)
EBITDA represents net income (loss) before income taxes, interest expense, and depreciation and amortization. Adjusted EBITDA represents EBITDA as further adjusted to give effect to unusual items, non-cash items and other adjustments set forth below. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about certain material non-cash items and certain material unusual items. Management also uses Adjusted EBITDA as a basis for measuring performance of our business for purposes of management incentive compensation. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The following table sets forth a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the historical and unaudited pro forma financial data for the periods indicated.

	Predecessor (1)
								Predecessor (1)	Successor (2)
	For the years ended					Successor (2)
								For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005
					Period from December 28, 2003 through May 10, 2004	Period from May 11, 2004 through January 1, 2005	Pro Forma for the period from December 28, 2003 through January 1, 2005
	December 31, 2000	December 29, 2001	December 28, 2002	December 27, 2003

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA:
Net income (loss)	$(18,939)	$(14,395)	$5,391	$27,030	$(4,246)	$(3,368)	$13,770	$3,310	$4,471
Plus: interest expense	6,613	7,347	7,136	1,445	2,180	7,622	12,324	686	2,897
Plus: income tax expense (benefit)	371	438	754	(4,921)	1,122	(1,568)	10,099	2,205	3,516
Plus: depreciation and amortization	5,805	6,589	5,099	5,494	1,636	6,180	8,507	1,088	2,103

EBITDA	$(6,150)	$(21)	$18,380	$29,048	$692	$8,866	$44,700	$7,289	$12,987

RECONCILIATION OF EBITDA TO ADJUSTED EBITDA:
EBITDA	$(6,150)	$(21)	$18,380	$29,048	$692	$8,866	$44,700	$7,289	$12,987
Add: inventory adjustment (a)	—	—	—	—	—	19,838	—	—	—
Add: acquisition-related charges (b)	—	—	—	—	14,286	—	—	—	—
Add: stock compensation expense (c)	—	—		1,811	1,230	251	281	820	272
Add: restructuring charges (d)	—	3,115	1,247	—	—	446	446	—	247
Add: other (e)	—	—	(2,104)	—	(562)	(432)	(1,192)	—	—

Adjusted EBITDA	$(6,150)	$3,094	$17,523	$30,859	$15,646	$28,969	$44,235	$8,109	$13,506

(a)
Represents the amount of non-cash purchase accounting adjustments to record inventory at fair market value.

(b)
Represents the amount of Acquisition-related charges for the Predecessor period from December 28, 2003 through May 10, 2004, including $6.6 million in sellers' transaction fees and expenses, $5.6 million in stock compensation expense from the settlement of stock options, $2.0 million in special compensation paid to management, and $0.1 million of other Acquisition-related charges.

(c)
Represents non-cash stock compensation expense.

(d)
In 2001, represents severance related to (i) the reductions in force related to combining the Maidenform and Flexees/Lilyette sales forces; (ii) the announced closing of the Dominican Republic plants as we moved from manufacturing to sourcing our production; and (iii) the announced shift of our customer service and purchasing functions from Bayonne, New Jersey to Fayetteville, North Carolina. In 2002, represents severance related to the closing of our second Dominican Republic plant. In 2004 and 2005, represents severance related to the closing of our Mexico and Jacksonville, Florida production plants.

(e)
In 2002, represents the amount received related to recovery of preference payments that were made prior to bankruptcy, in 2004 for the Predecessor period from December 28, 2003 through May 10, 2004, represents $0.6 million of a reversal of severance-related liabilities where payment is no longer probable, and in the Successor period from May 11, 2004 through January 1, 2005, represents $0.4 million for payroll tax refunds received. For the pro forma period from December 28, 2003 through January 1, 2005, represents an additional $0.2 million of pro forma adjustments related to directors and officers insurance and advisory fees.

Risk factors

You should carefully consider the material risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

Our growth cannot be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

Although we have experienced significant growth in our net sales since 2001, historical growth rates may not be sustainable and are not necessarily indicative of future operating results. Our efforts to generate future growth in net sales might not be successful or result in increased net sales, higher margins or continued profitability. To the extent that net sales do not grow at anticipated rates, that increases in operating expenses precede or are not subsequently followed by commensurate increases in net sales, or that we are unable to adjust operating expense levels accordingly, our business, results of operations and financial condition could be materially and adversely affected. See "Management's discussion and analysis of financial condition and results of operations."

We have experienced losses in the past and may incur losses in the future.

We experienced net losses for our 2004 fiscal year and for each of the fiscal years from 1995 to 2001. Furthermore, our predecessor company declared bankruptcy in July 1997 and emerged from bankruptcy in July 1999. We expect that our expenses will increase in the near term in order to continue expanding our business and to meet the requirements related to being a public company. We might not be able to return to profitability and we may incur losses in future periods. If we are not able to return to profitability, our stock price is likely to decline.

If we experience fluctuations in our results of operations or rate of growth and fail to meet net sales and earnings expectations, our stock price may fall rapidly and without advance notice.

We base our current and future expense levels and our investment plans on estimates of our future net sales and future rate of growth, and our actual results may vary significantly from these estimates. We expect that our expenses will generally increase in the future, but may fluctuate from period to period. We may not be able to adjust our spending quickly enough if our net sales fall short of our expectations.

Our results of operations depend on both the continued growth of demand for the products we offer and, to a lesser extent, general economic and business conditions. Any softening of demand for the products we offer will harm our operating results.

A new product introduction by us may result in higher growth in our net sales in the quarter in which the product is introduced as compared to subsequent quarters, when the customer is re-stocking the item rather than stocking it for the first time.

Our results of operations may fluctuate on a quarterly basis, which could result in decreases in our stock price. Growth in net sales may not be sustainable and may decrease in the future. We believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as an indication of future performance.

We depend on a limited number of customers for a significant portion of our sales, and our financial success is linked to the success of our customers, our customers' commitment to our products and our ability to satisfy and retain our customers. Some of our customers have experienced financial difficulties during the past several years.

Net sales from our ten largest customers totaled 62.1% and 64.6% of our total net sales during fiscal 2003 and fiscal 2004, respectively, and 69.0% and 71.9% of our total net sales during the three-month periods ended March 27, 2004 and April 2, 2005, respectively. One customer accounted for more than 10% of our fiscal 2004 net sales and two customers each accounted for more than 10% of our net sales in the three months ended April 2, 2005. We expect that these customers will continue to represent a significant portion of our net sales in the future, especially with the consolidation that is occurring in the retail industry.

We sell the majority of our products to department stores, national chains and mass merchants which in turn sell our products to consumers. We do not have long-term contracts with any of our customers, as sales to retailers are generally made on an order-by-order basis. If we cannot fill customers' orders on time, orders may be cancelled and relationships with customers may suffer, which could have an adverse effect on us. Furthermore, if any of our customers experiences a significant downturn in its business, or fails to remain committed to our products or brands, the customer may reduce or discontinue purchases from us. The loss of a customer or a reduction in the amount of our products purchased by one or more of our customers could have a material adverse effect on our business, results of operations or financial condition.

During the past several years, various retailers, including some of our customers, have experienced significant changes and difficulties, including restructurings, bankruptcies and liquidations. These and other financial problems experienced by some of our customers, as well as general weakness in the retail environment, increase the risk of extending credit to these customers. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables or limit our ability to collect amounts related to previous purchases by that customer, all of which could have a material adverse effect on our business, results of operations or financial condition.

We operate in a highly competitive market, and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of market share and, as a result, a decrease in net sales and profitability.

The intimate apparel industry is highly competitive. Competition is generally based upon product quality, brand name recognition, price, selection, service and purchasing convenience. Both branded and private label manufacturers compete in the intimate apparel industry. Our primary competitors include Gap Inc., Jockey International, Inc., Kellwood Company, the Lane Bryant division of Charming Shoppes, Inc., Sara Lee Corporation, Triumph International, VF Corporation, the Victoria's Secret division of Limited Brands, Inc., Wacoal Corp. and The Warnaco Group, Inc. Because of the highly fragmented nature of the balance of the industry, both domestically and internationally, we also compete with many small manufacturers and retailers. Additionally, department stores, specialty stores and other retailers, including our customers, have significant private label product offerings that compete with us, and these retailers may choose to source these private label product offerings directly from third-party manufacturers.

Specialty retailers, such as Victoria's Secret, have grown at a faster rate in recent years than the industry in general and than department stores and national chains, to which we sell the majority of our products, in particular. Furthermore, many specialty retailers sell primarily private label products, and we cannot predict the future growth, if any, for our products in the specialty retailer channel.

Many of our competitors have significantly greater financial, marketing and other resources, broader product lines outside of intimate apparel and larger customer bases than we have and are less financially leveraged than we are. As a result, these competitors may be able to:

–>
adapt to changes in customer requirements more quickly;

–>
introduce new and more innovative products more quickly;

–>
better adapt to downturns in the economy or other decreases in sales;

–>
better withstand pressure to accept customer returns of their products or reductions in inventory levels carried by our customers;

–>
take advantage of acquisition and other opportunities more readily;

–>
devote greater resources to the marketing and sale of their products;

–>
adopt more aggressive pricing policies and provide greater contributions to retailer price markdowns than we can; and

–>
control sourcing production, thereby creating delays for our products.

The elimination of quotas and other trade barriers could increase competition further, as barriers to entry into the industry are reduced.

We might not be able to compete successfully with these competitors in the future. If we fail to compete successfully, our market share and results of operations would be materially and adversely affected.

Retail trends could result in increased downward pressure on our prices, reduced floor space for our products and other changes that could be harmful to our business.

There has been a growing trend toward retailer consolidation and, as a result, we increasingly sell our products to a reduced number of customers. As a result of this consolidation, we have observed an increased centralization of buying decisions and greater negotiating power by such retailers. Policy changes by our customers, such as reductions in inventory levels, limitations on access to display space and other changes by customers, could result in lower net sales. These consolidations in the retail industry, as well as further consolidations that may occur in the future, could result in price and other competition that could damage our business. Additionally, as our customers grow larger, they may increasingly require us to provide them with our products on an exclusive basis, which would cause an increase in the number of stock keeping units, or SKUs, we must carry and, consequently, our inventory levels and working capital requirements would increase. The potential impact of these types of policy changes by our customers has been amplified by the recent consolidation of retailers, as each retailer now represents a greater portion of our sales.

The intimate apparel industry is subject to pricing pressures that may cause us to lower the prices we charge for our products.

Average prices in the intimate apparel industry have been declining over the past several years, primarily as a result of the growth of the mass merchant channel of distribution, increased competition, consolidation in the retail industry and a general economic slowdown.

To remain competitive, we must adjust our prices from time to time in response to these industry-wide pricing pressures. Many of our competitors source their product requirements, as we do, from lesser-developed countries to achieve lower operating costs. Our competitors may possibly source from regions with lower costs than those of our sourcing partners, and those competitors may apply such additional cost savings to further reduce prices.

Moreover, increased customer demands for markdown allowances, incentives and other forms of economic support reduce our gross margins and affect our profitability. Our financial performance may be negatively affected by these pricing pressures if we are forced to reduce our prices without being able to correspondingly reduce our production costs or if our production costs increase and we cannot increase our prices.

We may not be able to keep pace with constantly changing fashion trends, and if we misjudge consumer preferences, the image of one or more of our brands may suffer and the demand for our products may decrease.

Our success depends, in part, on management's ability to anticipate and respond effectively to rapidly changing fashion trends and consumer tastes and to translate market trends into appropriate, saleable product offerings. If we are unable to successfully anticipate, identify or react to changing styles or trends and misjudge the market for our products or any new product lines, our sales may be lower and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions, to provide markdown allowances to our customers, or to liquidate excess merchandise, any of which could have a material adverse effect on our net sales and profitability. Our brand image may also suffer if customers believe that we are no longer able to offer innovative products, respond to the latest fashion trends or maintain the quality of our products.

Even if we are able to anticipate and respond effectively to changing fashion trends and consumer preferences, our competitors may quickly duplicate or imitate one or more aspects of our products, promotions, advertising, brand image and business processes, whether or not they are protected under applicable intellectual property law, which may materially reduce our sales and profitability.

Our customers may decide to discontinue carrying one or more of our brands or product lines in their stores if the brand or product line does not generate sufficient retail sales.

Retailers have in the past sought, and may in the future seek, to consolidate their product offerings and reduce the number of overlapping products they carry in an effort to reduce their inventory and other costs. In doing so, retailers may decide not to purchase one or more of our brands or product lines if that brand or product line does not generate sufficient retail sales and profits for the retailer. The decision by any one of our major customers to stop selling one or more of our brands or product lines may result in other retailers following suit. Even if other retailers do not stop selling the brand or product line, the loss of economies of scale may make it less profitable for us to continue selling the brand or product line. We may ultimately be required to discontinue selling that brand or product line, which may have a material adverse effect on our net sales and profitability.

Our substantial leverage could adversely affect our financial condition.

On April 2, 2005, we had total debt of approximately $147.4 million outstanding (consisting of a $96.6 million first lien term loan, a $50.0 million second lien term loan and short-term debt of $0.8 million). On June 29, 2005, we refinanced our existing First Lien Facilities with a syndicate of banks and financial institutions, and prepaid the Second Lien Facility. The new first lien facilities (the "New Credit Facility") provide for borrowings in the aggregate amount of $200.0 million and are composed of: (i) a $150.0 million amortizing term loan facility (the "New Term Loan Facility") maturing on May 11, 2010 and (ii) a $50.0 million revolving credit facility (the "New Revolving Facility") maturing on May 11, 2010. Immediately following the refinancing on June 29, 2005, we had total debt of approximately $160.4 million outstanding (consisting of a $150.0 million Term Loan Facility, borrowings under the New Revolving Facility of $10.0 million and short-term debt of $0.4 million).

Our substantial indebtedness could have negative consequences. For example, it could:

–>
increase our sensitivity to interest rate fluctuations;

–>
limit our ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements, or to carry out other aspects of our business plan;

–>
require us to dedicate a substantial portion of our cash flows from operations to pay principal of, and interest on, our indebtedness, thereby reducing the availability of that cash flow to fund working capital, capital expenditures or other general corporate purposes, or to carry out other aspects of our business plan;

–>
limit our flexibility in planning for, or reacting to, changes in our business and the industry;

–>
cause our suppliers to institute more onerous payment terms generally or require us to purchase letters of credit for this purpose;

–>
limit our ability to enter into new store leases or renew existing store leases;

–>
make us more sensitive to any future reduction in our long-term credit rating, which could result in reduced access to the capital markets and higher interest costs on future financings;

–>
lead us to have less favorable credit terms which would increase the amount of working capital necessary to conduct our business; and

–>
place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, our credit facility contains financial and other restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interests such as selling assets, strategic acquisitions, paying dividends, and borrowing additional funds. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt which could leave us unable to meet some or all of our obligations. See "Description of indebtedness" for more details concerning our credit facility, including the financial and restrictive covenants contained therein. Also, see Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

External events may cause disruptions to our supply chain, result in increased cost of sales or lead to an inability to deliver our products to our customers.

We source a substantial portion of our offshore production through a network of various vendors in the Asia-Pacific region, including China. We plan to move all of our production offshore by the end of 2005. There are myriad potential events that could disrupt our foreign supply chain, including the following:

–>
political instability, acts of war or terrorism, or other international events resulting in the disruption of trade with countries where our sourcing partners' manufacturing facilities are located;

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disruptions in shipping and freight forwarding services, including as a result of dockworker or port strikes;

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increases in oil prices, which would increase the cost of shipping;

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interruptions in the availability of basic services and infrastructure, including power shortages;

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extraordinary weather conditions (such as hurricanes) or natural disasters (such as earthquakes or tsunamis); or

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the occurrence of an epidemic, the spread of which may impact our ability to obtain products on a timely basis.

These and other events could interrupt production in offshore facilities, increase our cost of sales, disrupt merchandise deliveries, delay receipt of the products into the United States or prevent us from sourcing our products at all. Depending on timing, these events could also result in lost sales, cancellation charges or excessive markdowns. Our future performance may be subject to the occurrence of such events, which are beyond our control, and which could have a material adverse effect on our financial condition and results of operations.

The loss of one or more of our suppliers of finished goods or raw materials may interrupt our supplies.

We purchase intimate apparel designed by us from a limited number of third-party manufacturers. In addition, approximately 88% of our total sourcing is concentrated in two foreign countries, China and Indonesia. We do not have any material or long-term contracts with any of our suppliers. Furthermore, our finished goods suppliers also purchase the fabrics and accessories used in our products from a limited number of suppliers. The loss of one or more of these vendors could interrupt our supply chain and impact our ability to deliver products to our customers, which would have a material adverse effect on our net sales and profitability.

Increases in the price of raw materials used to manufacture our products could materially increase our costs and decrease our profitability.

The principal fabrics used in our business are made from cotton, synthetic fabrics and cotton-synthetic blends. The prices we pay for these fabrics are dependent on the market price for the raw materials used to produce them, primarily cotton and chemical components of synthetic fabrics, and there can be no assurance that prices for these and other raw materials will not increase in the near future. These raw materials are subject to price volatility caused by weather, supply conditions, power outages, government regulations, economic climate and other unpredictable factors. Fluctuations in crude oil or petroleum prices may also influence the prices of related items such as chemicals, dyestuffs, polyester yarn and foam. Any raw material price increase would increase our cost of sales and decrease our profitability unless we are able to pass higher prices on to our customers. In addition, if one or more of our competitors is able to reduce its production costs by taking advantage of any reductions in raw material prices or favorable sourcing agreements, we may face pricing pressures from those competitors and may be forced to reduce our prices or face a decline in net sales, either of which could have a material and adverse effect on our business, results of operations and financial condition.

Changing international trade regulation and future quantitative limits, duties or tariffs may increase our costs or limit the amount of products that we can import from suppliers in a particular country.

Our operations are, or may become, subject to various existing and proposed international trade agreements and regulations such as the North American Free Trade Agreement, the Central American Free Trade Agreement and the Caribbean Basin Initiative, and the activities and regulations of the World Trade Organization, or WTO. These trade agreements can impose requirements that negatively affect our business, such as limiting the countries from which we can source our products, restricting availability of raw material sourcing by requiring fabric from a particular country and setting quantitative limits on products that may be imported from a particular country. We are exposed to these risks as we import goods from third-party suppliers in Asia and, for the next several weeks, from our owned manufacturing facilities in Mexico.

The countries in which our products are manufactured, or into which they are imported, may from time to time impose additional new regulations, or modify existing regulations, including:

–>
additional quantitative limits, duties, taxes, tariffs and other charges on imports, including retaliatory duties or other trade sanctions, which may or may not be based on WTO rules, and which would increase the cost of products purchased from suppliers in such countries;

–>
quantitative limits that may limit the quantity of goods which may be imported into the United States or other jurisdictions from a particular country, including the imposition of a "safeguard" mechanism by the U.S. government or governments in other jurisdictions, such as the European Union and its member countries, limiting our ability to import goods from China;

–>
changes in classification of products that could result in higher duty rates than we have historically paid;

–>
modification of the trading status of certain countries;

–>
requirements as to where raw materials must be purchased;

–>
creation of export licensing requirements, imposition of restriction on export quantities or specification of minimum export pricing; or

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creation of other restrictions on imports.

Adverse changes in these costs and restrictions could interrupt production in offshore facilities or delay receipt of our products in the United States and international markets, which would harm our business. A safeguard action has been initiated with respect to panties for the 2005 calendar year and a request for safeguard action has been requested with respect to bras. The safeguard action with respect to panties has resulted in an embargo on panties imported from China into the United States, which forecloses any such imports through the end of the 2005 calendar year. Furthermore, future trade agreements could provide our competitors with an advantage over us, or increase our costs, either of which could have a material adverse effect on our business, results of operations or financial condition.

Decreases in the value of the U.S. dollar could materially increase our cost of sales.

We intend to shift all of our production to third-party suppliers, primarily in countries in the Asia-Pacific region, by the end of 2005. While we pay these third-party suppliers in U.S. dollars, their costs are typically based upon the local currency of the country in which they operate. Any decrease in the value of the U.S. dollar against these foreign currencies could result in a corresponding increase in our future cost of sales and decrease in our profitability, which could have a material adverse effect on our financial condition and operating results.

We expect to continue to expand our sales operations outside of the United States and we may be unsuccessful in these efforts.

We expect to continue to expand our operations outside of the United States. There are certain risks inherent in doing business in international markets, which include:

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difficulties in staffing and managing foreign operations;

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understanding consumer tastes and fashion trends in foreign jurisdictions;

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the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;

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reduced or no protection for intellectual property rights;

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fluctuations in exchange rates;

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less developed technological infrastructures;

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inability to change management in these other countries due to applicable local law, severance obligations and social norms;

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difficulty in obtaining the necessary regulatory approvals for planned expansion, if any, and the possibility that any approvals that are obtained may impose restrictions on the operation of our business;

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reductions in business activity in those markets due to holidays and other seasonal slowdowns in the localized retail industry; and

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potentially adverse tax consequences.

Our inability to manage these risks effectively could adversely affect our business and limit our ability to expand our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

Our independent registered public accounting firm previously reported a material weakness in our internal control over financial reporting. If such material weakness were to recur, it could result in a material misstatement in our financial statements that would not be prevented or detected, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

In connection with the audit of our financial statements for the 2003 fiscal year, in March 2004, our independent registered public accounting firm reported to our audit committee a "material weakness" in our internal control over financial reporting. In general, a material weakness is defined as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The material weakness reported by our independent registered public accounting firm was that the overall design and operation of our internal control over financial reporting were insufficient to effectively provide reasonable assurance of our ability to generate reliable financial information in accordance with generally accepted accounting principles. This was because:

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our accounting systems were not sufficiently integrated, thereby requiring an excessive amount of manual intervention to initiate, record, process and report financial data;

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our staffing levels of accounting personnel who possessed the requisite knowledge of generally accepted accounting principles to accurately prepare analyses and support accounting entries was insufficient;

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our monitoring and oversight of the accounting function was inadequate;

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our internal control over financial reporting did not include appropriate reviews and approvals of transactions, accounting entries or the data output from our accounting systems; and

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matters raised in the management letter relating to the audit for the 2002 fiscal year were not addressed in a timely fashion.

We have employed qualified personnel and adopted and implemented policies and procedures to address the material weakness identified by our independent registered public accounting firm. Specifically, we hired a new Chief Financial Officer, Dorvin Lively, in November 2004, and a director of financial reporting. We have also engaged an accounting firm to augment the quality of our internal control over financial reporting. However, the process of designing and implementing effective internal control over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of controls that is adequate to satisfy our reporting obligations as a public company.

In preparing our financial statements for our 2004 fiscal year, management did not identify any material weaknesses or significant deficiencies related to our internal control over financial reporting or our operations. In addition, in connection with the audit of our consolidated financial statements for our 2004 fiscal year, our independent registered public accounting firm did not advise our management or the audit committee of any material weaknesses or significant deficiencies related to our internal control over financial reporting.

Although we believe we have addressed all elements of the material weakness identified as a result of the fiscal 2003 audit with the remedial measures we have implemented, the measures we have taken to date or any future measures we may take might not sufficiently allow us to maintain adequate controls over our financial processes and reporting in the future. In addition, additional material weaknesses in our internal control over financial reporting could be discovered in the future.

To the extent we identify any additional weaknesses in our internal control over financial reporting, significant resources from our management team and additional expenses may be required to implement and maintain effective controls and procedures. In addition, we may need to hire additional employees and outside consultants, and further train our existing employees. If the material weakness previously reported by our independent registered public accounting firm were to recur, if we fail to implement required new or improved controls, or if we encounter difficulties in their implementation, our operating results could be adversely affected, we may fail to meet our reporting obligations or we may have material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our "internal control over financial reporting" that will be required when the Securities and Exchange Commission's rules under Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 30, 2006. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Any problems at our distribution centers could materially affect our ability to distribute our products.

Our distribution centers in Fayetteville, North Carolina and Shannon, Ireland serve our domestic and foreign customers. We do not have a backup facility or any alternate distribution arrangements in place. In the event that we experience problems at our distribution centers that impede the timeliness or fulfillment quality of the products being distributed, or that either of our distribution centers is partially or completely destroyed, becomes inaccessible, or is otherwise not fully usable, it would have a material adverse effect on our ability to distribute our products, which in turn would have a material adverse effect on our sales, profitability, financial condition and operating performance.

We may suffer negative publicity or be sued if the manufacturers of our merchandise violate labor laws or engage in practices that are viewed as unethical.

We rely on our sourcing personnel, utilizing established procedures, to select manufacturers with legal and ethical labor practices, but we cannot control the business and labor practices of our manufacturers. If one of these manufacturers violates, or is accused of violating, labor laws or other applicable regulations, or if such a manufacturer engages in labor or other practices that would be viewed as unethical if such practices occurred in the United States, we could in turn suffer negative publicity or be sued. In addition, if such negative publicity affected one of our customers, it could result in a loss of business for us.

If we are unable to renew or replace our store leases or enter into leases for new stores on favorable terms, or if we violate any of the terms of our current leases, our growth and profitability could be harmed.

We lease all of our outlet store locations. The majority of our store leases contain provisions for base rent plus an additional amount based on a percentage of sales in excess of an agreed upon minimum annual sales level. A number of our leases include a termination provision which applies if we do not meet certain sales levels during a specified period, typically in the third to fourth year of the lease. In addition, most of our leases will expire within the next ten years and generally do not contain options to renew. Furthermore, some of these leases contain various restrictions relating to the change of control of our company. Our leases also subject us to risks relating to compliance with changing outlet center rules and the exercise of discretion by our landlords on various matters within the outlet centers. If we are unable to renew or replace our store leases or enter into leases for new stores on favorable terms, or if we violate any of the terms of our current leases, our growth and profitability could be harmed.

Our company-operated outlet stores are heavily dependent on the ability and desire of consumers to travel and shop.

Our company-operated outlet stores are located principally in outlet centers, which are typically located at or near vacation destinations or away from large population centers where department stores and other traditional retailers are concentrated. As a result, developments that would lead to decreased travel, such as fuel shortages, increased fuel prices, travel restrictions, travel concerns, bad weather and other circumstances, including as a result of war, terrorist attacks or the perceived threat of war or terrorist attacks, could have a material adverse effect on us, as was the case after the September 11th terrorist attacks. Other factors which could affect the success of our stores include:

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the location of the outlet center or the location of a particular store within an outlet center;

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the other tenants occupying space at the outlet center;

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increased competition in areas where outlet centers are located;

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the opening of outlet centers closer to population centers, which could materially decrease the traffic to existing outlet centers that are located further away from established population centers;

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a downturn in the economy generally or in a particular area where an outlet center is located; and

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the amount of advertising and promotional dollars spent by the landlord of the outlet center to attract consumers to the outlet center.

We experience fluctuations in our comparable outlet store sales and margins.

Our continued success depends, in part, upon our ability to continue to further improve sales, as well as both gross margins and operating margins, at our company-operated outlet stores. A variety of factors affect comparable store sales, including competition, current economic conditions, the timing of release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors may cause our comparable store sales results to differ materially from prior periods and from expectations.

Our ability to further improve our comparable store sales results and margins depends in large part on improving our forecasting of demand and fashion trends, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse consumer base, managing inventory effectively, using effective pricing strategies, and optimizing store performance by controlling operating costs and closing underperforming stores. Any failure to meet the expectations of investors, security analysts or credit rating agencies in one or more future periods could reduce the market price of our common stock and cause our credit ratings to decline.

We are implementing changes to our IT systems that may disrupt operations.

We continue to evaluate and are currently implementing, in a phased approach, modifications and upgrades to our information technology systems for sourcing and distribution operations, financial reporting, planning and forecasting. Modifications involve replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality. We might not successfully launch these new systems as planned or without disruptions to our operations. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.

We are subject to potential challenges relating to overtime pay and other regulations, and union contracts, that affect our relationship with our employees, which could adversely affect our business.

Federal and state laws governing our relationships with our employees affect our operating costs. These laws include wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll taxes. A determination that we do not comply with these laws could harm our profitability or business reputation. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence or mandated health benefits could also materially adversely affect us.

We are a party to contracts with two separate unions. Our contract with Local 153 of OPEIU union expires in September 2005 and our contract with UNITE-HERE union expires in September 2006. Our failure or inability to renew either of these contracts could have a material adverse effect on our ability to operate our business and on our results of operations.

We are subject to various laws and regulations in the countries in which we operate.

We are subject to federal, state and local laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the

Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission and various labor, workplace and related laws, as well as environmental laws and regulations. Our international business is subject to similar regulations in the foreign countries in which we operate. We may be required to make significant expenditures to comply with governmental laws and regulations, including labeling laws and privacy laws, compliance with which may require significant additional expense. Complying with existing or future laws or regulations may materially limit our business and increase our costs. Failure to comply with such laws may expose us to potential liability and have a material adverse effect on our results of operations.

We cannot predict our future capital needs or our ability to obtain additional financing if we need it.

Our business is dependent upon the availability of adequate funding. Historically, we have satisfied these needs primarily through debt financing and, most recently, internally-generated funds. We believe there are a significant number of capital intensive opportunities for us to maximize our growth and strategic position, including, among others, acquisitions, joint ventures, strategic alliances or other investments. As a result, we may need to raise additional funds to:

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support more rapid growth in our business;

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develop new or enhanced products;

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respond to competitive pressures;

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acquire complementary companies or technologies;

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expand one or more of our distribution centers to support the growth of our business;

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fund the working capital requirements of carrying additional inventory;

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enter into strategic alliances; and

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respond to unanticipated capital needs.

We might not be able to obtain additional financing, if needed, in amounts or on terms acceptable to us, if at all. If sufficient funds are not available or are not available on terms acceptable to us, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited. These limitations could materially and adversely affect our business, results of operations and financial condition.

We might not successfully integrate future acquisitions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although members of our current management team have previous experience in integrating acquisitions, they have not completed any acquisitions as a team. If appropriate opportunities present themselves, we may acquire or invest in businesses, products or technologies that we believe are strategic. We might not be able to identify, negotiate or finance any future acquisition or investment successfully. Even if we do succeed in acquiring or investing in a business, product or technology, such acquisitions and investments involve a number of risks, including:

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we may find that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that the economic conditions underlying our acquisition decision change;

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we may have difficulty integrating the products with our existing product lines;

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we may have difficulty integrating the operations and personnel of the acquired business, or retaining the key personnel of the acquired business;

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our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of expanding into new markets; and

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we may acquire a company with a different customer base than ours, and those customers may elect to shift their business to other companies following the acquisition.

Future acquisitions could have an adverse effect on our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

Furthermore, the consideration paid in connection with an investment or acquisition will affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash and our available borrowing capacity to consummate any acquisition. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as those relating to acquired in-process research and development costs) or restructuring charges. They may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to register, renew or otherwise protect our trademarks and other intellectual property could have a negative impact on the value of our brand names and our ability to use those names in certain geographical areas.

We use trademarks on nearly all of our products, which is an important factor in creating a market for our goods, in identifying us, and in distinguishing our goods from those of others. We believe our trademarks, service marks, copyrights, trade secrets, patent applications and similar intellectual property are critical to our success. We rely on trademark, copyright and other intellectual property laws to protect our proprietary rights. We also depend on trade secret protection through confidentiality agreements with our employees, licensees and others and through license agreements with our licensees and other partners. We may not have agreements containing adequate protective provisions in every case and the contractual provisions that are in place may not provide us with adequate protection in all circumstances. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brand, competitive advantages or goodwill and result in decreased net sales.

Despite our efforts to protect our intellectual property rights, intellectual property laws afford us only limited protection. A third party could copy our products, designs and/or brands, or otherwise obtain information from us without authorization. Accordingly, we may not be able to prevent misappropriation of our intellectual property or to deter others from developing similar products. Further, monitoring the unauthorized use of our intellectual property, including our trademarks and service marks, is difficult. Litigation has been and may continue to be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation of this type has resulted in and could in the future result in further substantial costs and diversion of resources, may result in counterclaims or other claims against us and could significantly harm our results of operations. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. In addition, we have not obtained trademark protection for all of our brands in all of the countries where we sell our products. This could leave us helpless to stop potential infringers or possibly even unable to sell our products in certain territories.

We may have disputes with, or be sued by, third parties for infringement or misappropriation of their proprietary rights, which could have a negative impact on our business.

Other parties have asserted in the past, and may assert in the future, claims with respect to trademark, patent, copyright or other intellectual property rights that are important to our business. Other parties might seek to block the use of, or seek monetary damages or other remedies for the prior use of, our trademarks or other intellectual property or the sale of our products as a violation of their trademark, patent or other proprietary rights. Defending any claims, even claims without merit, could be time-consuming, result in costly settlements, litigation or restrictions on our business and could damage our reputation.

In addition, there may be prior registrations or use of intellectual property in the United States or foreign countries (including, but not limited to, similar or competing marks or other proprietary rights) of which we are not aware. In all such countries, it may be possible for any third-party owner of a trademark registration in that country or other proprietary right to enjoin or limit our expansion into those countries or to seek damages for our use of such intellectual property in such countries. In the event a claim against us were successful and we could not obtain a license to the relevant intellectual property or redesign or rename our products or operations to avoid infringement, our business, financial condition or results of operations could be harmed. In addition, securing registrations does not fully insulate us against intellectual property claims, as another party may have rights superior to our registration or our registration may be vulnerable to attack on various other grounds.

Any such claims of infringement or misappropriation, whether meritorious or not, could

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be expensive and time consuming to defend;

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prevent us from operating our business, or portions of our business;

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cause us to cease producing and marketing certain of our products;

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result in the loss of one or more key customers;

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require us to re-label or re-design our products, if feasible;

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result in significant monetary liability;

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divert management's attention and resources; and

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potentially require us to enter into royalty or licensing agreements in order to obtain the right to use necessary intellectual property.

Third parties might assert infringement claims against us in the future with respect to any of our products. Any such assertion might require us to enter into royalty arrangements or litigation that could be costly to us. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

Future sales of shares by us or our stockholders could limit our ability to utilize certain income tax benefits.

At January 1, 2005, we had approximately $92.6 million of federal and state net operating loss carryforwards available for future utilization during the years 2005 through 2023. To the extent any future sales of common stock by us or our stockholders result in an "ownership change" within the meaning of Section 382 of the Internal Revenue Code, we may not be able to realize certain of these net operating loss carryforwards existing at the date of such ownership change. For more information regarding these potential income tax benefits and our net operating loss carryforwards, see "Management's discussion and analysis of financial condition and results of operations—Critical Accounting Policies and Estimates—Income Taxes."

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key personnel, including senior marketing, operational and finance executives. Any loss or interruption of the services of one or more of our executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy.

Because competition for our employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

Our ability to provide high quality products, as well as our ability to execute our business plan generally, depends in large part upon our ability to attract and retain highly qualified personnel. Competition for such personnel is intense. We have in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. The location of our corporate offices outside of New York City has made it increasingly difficult to recruit personnel in certain fields, such as finance, marketing and design. We might not be successful in our efforts to recruit and retain the required personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

As we enter new markets, we may not be able to successfully adapt our products and marketing strategy for use in those markets.

Our strategy includes leveraging our brands and products to enter new markets. We might not be successful in our efforts to adapt our products and marketing strategy for use in those markets. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a decrease in the market value of our common stock. Furthermore, these efforts may divert management attention or inefficiently utilize our resources.

The requirements of being a public company may strain our resources and require significant management time and attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and the rules of the New York Stock Exchange (NYSE). The requirements of these new rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we report on the effectiveness of our disclosure controls and procedures, and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures, and internal control over financial reporting, significant resources and management oversight will be required. As a result, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we might not be able to do so in a timely fashion, if at all.

These new rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. NYSE marketplace rules require that a majority of our board of directors and all of certain committees of the board of directors consist of independent directors. While each of the committees of our board of directors will meet the NYSE independence requirements upon the consummation of this offering, the board of directors currently does not meet these requirements, with four out of eight directors being independent, and is not expected to meet these requirements upon the consummation of this offering. We intend to have a board of directors comprised of a majority of independent directors within 12 months after the listing of our common stock on the NYSE, in reliance upon the transition period provided by the rules of the NYSE for issuers listing in conjunction with their initial public offering. We might not be able to expand our board of directors to include a majority of independent directors in a timely fashion to comply with the applicable requirements.

The worldwide apparel industry is heavily influenced by general economic conditions.

The apparel industry is highly cyclical and heavily dependent upon the overall level of consumer spending. Purchases of apparel and related goods tend to be highly correlated with changes in the disposable income of consumers. Consumer spending is dependent on a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages and salaries), business conditions, interest rates, availability of credit and tax rates in the general economy and in the international, regional and local markets where our products are sold. Our wholesale customers may anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. Furthermore, in such circumstances, our customers may encounter difficulties in other apparel categories or their non-apparel businesses that may cause them to change their strategy with respect to intimate apparel. As a result, any deterioration in general economic conditions, reductions in the level of consumer spending or increases in interest rates in any of the regions in which we compete could adversely affect the sales of our products.

A return to recessionary or inflationary conditions, whether in the United States or globally, additional terrorist attacks or similar events could have further adverse effects on consumer confidence and spending and, as a result, could have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO THIS OFFERING

All or substantially all of the proceeds to us from the offering will be used to redeem our preferred stock and thus will not be available for us to use in expanding or investing in our business.

We will use all or substantially all of the net proceeds of the offering to redeem all outstanding shares of our preferred stock, including shares of preferred stock acquired upon exercise of all outstanding options to purchase shares of our preferred stock, in an amount equal to the redemption price (which includes a redemption premium) and the amount of aggregate unpaid dividends. See "Use of proceeds." Accordingly, these proceeds will not be available for working capital, capital expenditures, acquisitions, use in the execution of our business strategy or other purposes. In addition, to the extent that we would seek to raise additional cash from equity security issuances for any of these purposes, such financing might not be available on reasonable terms or at all.

There is no established trading market for our common stock, and the market price of our common stock may be highly volatile or may decline regardless of our operating performance. You may never be able to sell your shares at or above the initial public offering price.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between representatives of the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

The trading price of our common stock following this offering may fluctuate substantially. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. The fluctuations could cause you to lose all or part of your investment in our shares of common stock. Factors that could cause fluctuation in the trading price of our common stock may include, but are not limited to, the following:

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price and volume fluctuations in the overall stock market from time to time;

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significant volatility in the market price and trading volume of apparel companies generally or intimate apparel companies in particular;

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actual or anticipated variations in our earnings or operating results;

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actual or anticipated changes in financial estimates by us or by any securities analysts who might cover our stock;

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market conditions or trends in our industry and the economy as a whole;

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announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

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announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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capital commitments;

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loss of a major customer or the loss of a particular product line with a major customer;

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additions or departures of key personnel; and

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sales of our common stock, including sales of large blocks of our common stock or sales by our directors and officers.

In addition, if the market for apparel company stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry or related industries even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

The concentrated ownership of our capital stock by insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately 45.0% of our common stock outstanding after this offering. Additionally, Ares, who is our largest stockholder, will beneficially own approximately 37.4% of our common stock outstanding after this offering. As a result, Ares may be able to influence or control matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions such as mergers and acquisitions. Ares may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Of our total outstanding shares, 10,617,454, or 45.4%, are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

After this offering, we will have outstanding 23,411,521 shares of common stock. Of these shares, the 12,794,067 shares sold in this offering will be freely tradable except for any shares purchased by our "affiliates" as that term is used in Rule 144 of the Securities Act. The remaining 10,617,454 shares will become available for resale in the public market at various times in the future. This information is summarized in the chart below.

Number of Shares	% of Total Shares Outstanding	Date of availability for resale into the public market

12,794,067	54.6%	After the date of this prospectus, freely tradable shares sold in this offering.
10,617,454	45.4%	After 180-days from the date of this prospectus, the 180-day lock-up is released and these shares are saleable under Rule 144 (subject, in some cases, to volume limitations), Rule 144(k) or Rule 701.

If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline. For additional information, see "Shares eligible for future sale."

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based on an assumed offering price of $15.00 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $18.48 per share. If outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.

We do not expect to pay any dividends on our common stock for the foreseeable future.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price could decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our amended and restated certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

–>
authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

–>
provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

–>
establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions and assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "ongoing," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements include, but are not limited to, certain statements in the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," and "Business."

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled "Risk factors" in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Notice to investors

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to give you different or additional information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date after the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock.

Industry and other data

All references in this prospectus to the number of company-operated outlet stores are as of January 2, 2005, unless we indicate otherwise. All references to demographic data in this prospectus are based upon industry publications, census information and our own proprietary estimates.

In this prospectus, we rely upon and refer to information regarding the size of the intimate apparel market for the 2004 calendar year from the NPD Group, Inc. ("NPD"). NPD is a nationally recognized marketing research firm that specializes in apparel research. Although we believe that this information is generally reliable, we have not independently verified and cannot guarantee the accuracy or completeness of the information.

Use of proceeds

We estimate that we will receive gross proceeds from the sale of the 3,375,000 shares of common stock offered by us in this offering of $50.6 million, assuming an initial public offering price of $15.00 per share, and net proceeds of $42.1 million, after deducting estimated underwriting discounts and commissions, estimated offering expenses and the payment of certain advisory fees as more fully described below. If, as is likely, the net proceeds are not sufficient to fund the uses described below in full, we intend to draw upon our available cash or our revolving credit facility to fund these uses.

We will not receive any of the proceeds from the sale of shares by the selling stockholders or from the exercise, if any, of the underwriters' over-allotment option.

In connection with the consummation of this offering, we intend to use approximately $46.4 million to redeem all outstanding shares of our preferred stock, including shares of preferred stock acquired upon exercise of all outstanding options to purchase shares of our preferred stock in connection with this offering, which is an amount equal to the redemption price (which includes a redemption premium) and the amount of aggregate unpaid dividends, to pay fees and expenses of approximately $4.0 million associated with this offering, to pay $750,000 to terminate an advisory agreement with Ares and ACOF Operating Manager and to pay a separate $250,000 advisory fee to Oaktree Capital Management.

We will use the remainder of the net proceeds, if any, for general corporate purposes, including working capital. Pending such uses, we intend to invest the remainder of the net proceeds of this offering, if any, in short-term, interest-bearing, investment-grade securities.

Our principal stockholders and executive officers are the holders of substantially all of our outstanding preferred stock and options to purchase preferred stock. A principal stockholder is the counterparty to the advisory agreement being terminated in connection with this offering, and a separate principal stockholder is the recipient of the separate advisory fee. Employees of these principal stockholders (or their affiliates) are members of our board of directors. See "Certain relationships and related party transactions—Ares Advisory Agreement" and "—Advisory Fee Paid to Oaktree Capital Management."

Dividend policy

In December 2003, we paid a dividend of $50.0 million on the outstanding shares of common stock at that time. On June 1, 2005, we declared a special dividend of $13.3 million on our shares of preferred stock that were outstanding at that time, which was paid on June 21, 2005. See "Certain relationships and related party transactions—Preferred Stock Dividend." We have not paid any other dividends since December 28, 2002.

We do not anticipate paying cash dividends on our common stock in the foreseeable future and intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related activities. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements and such other factors as our board of directors deems relevant. In addition, the terms of our credit facilities include restrictions on the payment of dividends for which we have received a waiver to pay the special dividend on our shares of preferred stock referred to above. See "Description of indebtedness."

Capitalization

The following table sets forth our cash and cash equivalents, and capitalization as of April 2, 2005:

–>
on an actual basis;

–>
on an "As Adjusted for Special Dividend and Refinancing" basis to give effect to (i) a special dividend on the outstanding shares of preferred stock declared on June 1, 2005 and paid on June 21, 2005, and (ii) the refinancing of our First Lien Term Loan on June 29, 2005 and the prepayment of our Second Lien Term Loan on June 29, 2005; and

–>
on an "As Further Adjusted for the Offering" basis to give effect to the foregoing and to (i) the receipt of the net proceeds from the sale by us in this offering of 3,375,000 shares of common stock at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, (ii) the redemption of all outstanding shares of our preferred stock and all outstanding options to purchase our preferred stock upon the consummation of this offering (in an amount equal to the redemption price (which includes a redemption premium) and the amount of aggregate unpaid dividends), (iii) the termination of the "put" option on certain shares of our common stock, and (iv) the payment of fees in connection with the termination of an advisory agreement and the payment of certain other advisory fees in connection with the consummation of this offering, net of applicable taxes.

The number of shares of common stock outstanding at April 2, 2005 excludes 2,847,203 shares of common stock issuable upon the exercise of options outstanding at April 2, 2005 at a weighted average net exercise price of $2.07 per share.

This information should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our consolidated and condensed consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	At April 2, 2005
	Actual	As Adjusted for Special Dividend and Refinancing(a)	As Further Adjusted for the Offering(b)

	(in thousands, except share and per share amounts)

Cash and cash equivalents	$4,784	$—	$—

Short-term debt	$778	$778	$778
Revolving credit facility(c)	—	10,093	14,424
Current maturities of long-term debt	12,162	1,500	1,500
Non-current portion of First Lien Term Loan	84,463	148,500	148,500
Second Lien Term Loan	50,000	—	—
Preferred stock—subject to redemption, $0.01 par value; liquidation value $100; 50,000,000 shares authorized; 360,000 shares issued and outstanding	42,939	42,939	—
Common stock—subject to put option, $0.01 par value; 4,125,000 shares issued and outstanding (out of a total of 100,000,000 shares authorized)	6,054	6,054	—
Stockholders' equity (deficit):
Preferred Stock, $0.01 par value; actual and as adjusted for special dividend and refinancing—0 shares authorized, issued or outstanding; as further adjusted for the offering—10,000,000 shares authorized and no shares issued or outstanding	—	—	—
Common Stock, $0.01 par value; actual and as adjusted for special dividend and refinancing—100,000,000 shares authorized and 15,675,000 issued and outstanding; as further adjusted for the offering—100,000,000 shares authorized and 23,411,521 shares issued and outstanding	157	157	234
Additional paid-in capital	2,327	(10,993)	37,537
Accumulated deficit	—	(4,070)	(8,015)
Accumulated other non-comprehensive income	320	320	320

Total stockholders' equity (deficit)	2,804	(14,586)	30,076

Total capitalization	$199,200	$195,278	$195,278

(footnotes appear on the next page)

(a)
The "As Adjusted for Special Dividend and Refinancing" amounts have been derived by adjusting the "actual" amounts for the following transactions, which occurred in connection with the payment of the special dividend on the outstanding shares of our preferred stock on June 21, 2005 and our refinancing on June 29, 2005:

"Cash" reflects the borrowing under our revolving credit facility of $10.1 million, the payment of a special preferred stock dividend of $(13.3) million, and the payment of a special cash award in connection with the refinancing of $(1.5) million.

"Revolving credit facility" reflects the borrowing of $10.1 million needed to fund the payment of the special dividend in excess of cash.

"Current maturities of long-term debt and non-current portion of First Lien Term Loan and Second Lien Term Loan" reflects $3.4 million of additional borrowings in connection with our refinancing of our First Lien Term Loan and the prepayment of our Second Lien Term Loan.

"Additional paid-in capital" reflects the declaration of a special dividend of $(13.3) million on the outstanding shares of our preferred stock paid on June 21, 2005.

"Accumulated deficit" reflects the payment of interest of $(0.1) million associated with the refinancing and the expensing of financing costs of $(3.1) million, which represents a preliminary estimate pending the finalization of the syndicate of banks and financial institutions participating in the New Credit Facility, and the payment of a special cash award in connection with the refinancing of $(0.9) million, net of applicable taxes.

(b)
The "As Further Adjusted for the Offering" amounts have been derived by adjusting the "As Adjusted for Special Dividend and Refinancing" amounts for the following transactions, which are presumed to have been consummated in connection with this offering:

"Cash and cash equivalents" reflects the net proceeds received associated with this offering of $42.1 million, borrowing under our revolving credit facility of $4.3 million, and the redemption of all outstanding shares of preferred stock and outstanding options to purchase preferred stock plus aggregated unpaid dividends of $(46.4) million.

"Revolving credit facility" reflects the borrowing of $4.3 million needed to fund the redemption of all outstanding shares of preferred stock and outstanding options to purchase preferred stock and the aggregated unpaid dividends.

"Preferred stock—subject to redemption" reflects the dividends declared through June 30, 2005 of $2.5 million, the reduction in redemption premium of $(0.7) million as of May 1, 2005, and the recording of preferred stock options at redemption value and aggregated unpaid dividends on the preferred stock options of $1.7 million and the redemption of all outstanding shares of preferred stock and outstanding option to purchase preferred stock in an amount equal to their redemption price plus the amount of aggregated unpaid dividends of $(46.4) million.

"Common stock—subject to put option" reflects the reduction in common stock, subject to put option, to redemption value of $(0.4) million at June 30, 2005, and the termination of the put option and subsequent reclassification to common stock and additional paid-in capital of $(5.7) million.

"Common stock" reflects the termination of the put option and subsequent reclassification to common stock and the issuance of the new shares in connection with this offering of $0.1 million.

"Additional paid-in capital" reflects the preferred stock dividend declared through June 30, 2005 of $(2.0) million, the reduction in redemption premium of $0.7 million, the redemption premium and the amount of aggregated unpaid dividends on outstanding options to purchase preferred stock of $(1.7) million, the termination of the common stock subject to put option and subsequent reclassification to additional paid-in capital of $5.6 million, and the additional paid-in capital related to the new shares issued in connection with this offering of $45.9 million.

"Accumulated deficit" reflects the payment of fees in connection with the termination of an advisory agreement, the payment of certain other advisory fees, and the payment of the fees associated with this offering of $(3.9) million, net of applicable taxes.

(c)
As of April 2, 2005, we had outstanding letters of credit of $2.2 million.

Dilution

Our net tangible book deficit as of April 2, 2005 was approximately $(106.0) million, or approximately $(5.35) per share. Net tangible book deficit per share is determined by dividing the amount of our tangible net deficit (total tangible assets less total liabilities) by the number of shares of our common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the special dividend declared on our outstanding preferred stock on June 1, 2005; the dividend accrued through June 30, 2005 on our preferred stock; the reduction in the redemption premium on our preferred stock; the recording of our preferred stock options at redemption value; the special cash award in connection with the refinancing; our sale of 3,375,000 shares offered hereby at an assumed initial public offering price of $15.00 per share (after deducting estimated underwriting discounts and commissions and estimated offering expenses) and the application of the estimated net proceeds therefrom; the payment of fees in connection with the termination of an advisory agreement; and the payment of certain other advisory fees, our pro forma net tangible book deficit as of April 2, 2005 would have been $(81.4) million, or $(3.48) per share. This represents an immediate increase in pro forma net tangible book value of $1.87 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $18.48 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Net tangible book deficit per share at April 2, 2005	$(5.35)
Increase per share attributable to new investors	1.87

Pro forma net tangible book deficit per share after this offering		(3.48)

Dilution per share to new investors		$18.48

The following table sets forth, on a pro forma basis as of April 2, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $15.00 per share:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders	20,036,521	61.0%	$36,430,038	16.0%	$1.82
New investors	12,794,067	39.0	191,911,005	84.0	$15.00

Total	32,830,588	100.0%	$228,341,043	100.0%

The foregoing tables and calculations assume no exercise of any stock options outstanding as of April 2, 2005, other than 236,521 shares of common stock acquired upon exercise of outstanding stock options by certain selling stockholders in connection with this offering. Specifically, these tables and calculations exclude:

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689,408 shares of common stock issuable upon exercise of outstanding vested stock options; and

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1,911,774 shares of common stock issuable upon exercise of outstanding unvested stock options.

To the extent that any of these options is exercised, there will be further dilution to new investors.

Unaudited pro forma consolidated statement of income

The unaudited pro forma consolidated statement of income should be read in conjunction with the information contained in "Summary historical and unaudited pro forma consolidated financial and other data," "Selected historical consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

On May 11, 2004, MF Acquisition Corporation acquired Maidenform, Inc. (the "Acquisition") through a merger of its wholly owned subsidiary into Maidenform, Inc. Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc. The financial statements for the period including and after May 11, 2004 are those of Maidenform Brands, Inc. and subsidiaries (the "Successor"). The financial statements for periods prior to May 11, 2004 are those of Maidenform Inc. and subsidiaries (the "Predecessor"). As a result of the Acquisition, the financial statements including and after May 11, 2004 are not comparable to those prior to that date.

Our capital and debt structure changed significantly as a result of the Acquisition. The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and Emerging Issues Task Force (EITF) No. 88-16, "Basis In Leveraged Buyout Transactions." In accordance with EITF 88-16, the basis of a continuing stockholder that has a residual interest in Maidenform Brands, Inc. and has a 20% or greater voting interest has been carried over at its predecessor basis. In addition, in accordance with EITF 88-16, the basis of management's residual interest, which consists of stock options, has also been carried over at its predecessor basis, as management actively participated in promoting the transaction. The retained interest of the stockholders that has been recorded at predecessor basis (carryover basis) aggregated 23.8% (20.1% related to a continuing stockholder and 3.7% related to certain members of management). The remainder of the investment in the assets and liabilities acquired (the 76.2% acquired by new stockholders) was recorded at fair value. As a result, the assets and liabilities were assigned new values, which are part carryover basis and part fair value basis. The excess of the purchase price over carryover basis of net assets acquired, and the deemed dividend of $21.5 million to continuing stockholders, was recognized as a reduction of stockholders' equity (deficit).

The following table summarizes both the cash and non-cash consideration, including transaction costs related to the Acquisition (in thousands):

Cash consideration(1)
Cash paid to sellers	$147,430
Repayment of seller's debt	54,065
Transaction costs	10,663
Non-cash consideration
Securities issued to continuing stockholder at carryover basis(2)	14,520
Carryover basis allocated to management's residual interest(3)	—
Deemed dividend to continuing stockholders	(21,529)

Total purchase price	$205,149

(1)
Cash consideration was paid with new financing of $155,158, net of debt issuance costs of $6,684 and proceeds held as cash of $658, and cash from new stockholders of $57,000. New stockholders received half of their interest in preferred stock and half of their interest in common stock. The allocation of the equity interest for the preferred stock and common stock was based on their fair values as determined by an independent third-party appraisal. Securities issued to new stockholders amounted to 285,000 shares of preferred stock and 15,675,000 shares of common stock.

(2)
Securities issued to the continuing stockholder were 75,000 shares of preferred stock and 4,125,000 shares of common stock.

(3)
As management's residual interest consisted entirely of options which had no predecessor basis, no carryover basis was allocated to its residual interest.

The total purchase price was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition date, subject to carryover basis discussed above. (See the details of the allocation described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.) The estimated fair values were determined by valuation reports provided by independent third-party appraisal firms.

The unaudited pro forma consolidated statement of income for the fiscal year ended January 1, 2005 gives effect to the Acquisition as if it had occurred on December 28, 2003 (the first day of our 2004 fiscal year) and excludes non-recurring charges resulting directly from the Acquisition. The most significant of these non-recurring charges are a $19.8 million non-cash charge related to inventory recorded at fair market value in connection with the Acquisition and sold during the Successor period from May 11, 2004 through January 1, 2005 and $14.3 million of Acquisition-related charges. Assumptions underlying the pro forma adjustments are described in the accompanying notes.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated statement of income does not purport to represent what our results of operations would have been had the Acquisition actually occurred on the date indicated, nor do they purport to project our results of operations for any future period.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(in thousands, except share and per share amounts)

	Predecessor	Successor			Pro Forma for the period from December 28, 2003 through January 1, 2005
	Period from December 28, 2003 through May 10, 2004	Period from May 11, 2004 through January 1, 2005	Acquisition Pro Forma Adjustments

Net sales	$122,415	$214,613	$—		$337,028
Cost of sales	77,113	151,954	(19,431	)(1)	209,636

Gross profit	45,302	62,659	19,431		127,392
Selling, general and administrative	31,960	59,973	(734	)(2)	91,199
Acquisition-related charges	14,286	—	(14,286	)(3)	—

Operating income (loss)	(944)	2,686	34,451		36,193
Interest expense, net	(2,180)	(7,622)	(2,522	)(4)	(12,324)

Income (loss) before provision for income taxes	(3,124)	(4,936)	31,929		23,869
Income tax expense (benefit)	1,122	(1,568)	10,545	(5)	10,099

Net income (loss)	$(4,246)	$(3,368)	$21,384		$13,770

Preferred stock dividends and accretion	$—	$(4,756)	$(2,950	)(6)	$(7,706)

Net income (loss) available to common stockholders	$(4,246)	$(8,124)	$18,434		$6,064

Basic earnings (loss) per share	$(0.31)	$(0.41)	N/A		$0.31
Diluted earnings (loss) per share	(0.31)	(0.41)	N/A		0.30
Basic weighted average number of shares outstanding	13,727,879	19,800,000	N/A		19,800,000
Diluted weighted average number of shares outstanding	13,727,879	19,800,000	N/A		20,230,298

(1)
Represents adjustments for (i) a $19.8 million non-cash reduction related to the elimination of the step-up of our manufactured and sourced inventory to fair market value in connection with the Acquisition which was subsequently sold during the Successor period from May 11, 2004 through January 1, 2005 and (ii) a $0.4 million increase in depreciation expense related to the depreciation of property, plant and equipment at the fair market value as determined in connection with the Acquisition (depreciation is calculated using the straight-line method over the estimated useful lives ranging from three to fifty years):

Inventory pro forma adjustment	$(19,838)

Depreciation:
Eliminate historical depreciation	$(4,341)
Include full-year depreciation from step-up of assets	4,748

Pro forma adjustment	407

Total pro forma adjustment to cost of sales	$(19,431)

(footnotes continue on following page)

(2)
As described below, represents adjustments for (i) a $1.2 million reduction in stock compensation expense as a result of stock compensation that was settled in connection with the Acquisition, offset by an increase in stock compensation for the period to reflect a full year of stock compensation based on the options issued in connection with the Acquisition and thereafter, (ii) a $0.4 million increase in amortization expense as a result of the recognition of $26.2 million of identifiable definite-lived intangible assets in connection with the Acquisition, (iii) a $0.2 million reduction in depreciation expense related to the step-up of property, plant and equipment at the fair market value as determined in connection with the Acquisition and a change in the depreciable lives (depreciation is calculated using the straight-line method over the estimated useful lives ranging from three to fifty years), (iv) a $0.1 million increase in directors' and officers' insurance which represents the annualized expense for a new policy entered into in connection with the Acquisition, and (v) a $0.1 million increase representing the annualized expense for advisory fees paid to ACOF Operating Manager, L.P., an affiliate of Ares Management.

Stock Compensation:
Eliminate historical stock compensation expense	$(1,481)
Include full-year stock compensation expense	281

Pro forma adjustment	$(1,200)

Amortization:

None of our trademarks had any value assigned to them immediately before the Acquisition. On May 11, 2004, our Lilyette trademark was valued at $4.1 million and assigned a 15 year life ($0.3 million annualized amortization and $0.2 million amortization for the Successor 2004 period). Other trademarks including Self Expressions, Sweet Nothings, Rendezvous, and Subtract were valued at $13.8 million and assigned a 25 year life ($0.6 million of annualized amortization and $0.3 million for the Successor period 2004). Royalty licenses were valued at $8.3 million and assigned a 25 year life ($0.3 million of annualized amortization and $0.2 million of amortization for the Successor period 2004).

Eliminate historical amortization	$(719)
Include full-year amortization from identifiable definite-lived assets	1,161

Pro forma adjustment	$442

Depreciation:
Eliminate historical depreciation	$(2,756)
Include full-year depreciation from fixed assets	2,598

Pro forma adjustment	$(158)

Insurance:
Eliminate historical insurance expense	$(150)
Include full-year insurance expense	242

Pro forma adjustment	$92

Advisory fees:
Eliminate historical advisory fees	$(160)
Include full-year advisory fees	250

Pro forma adjustment	$90

Total pro forma adjustment to selling, general and administrative	$(734)

(3)
Acquisition-related charges of $14.3 million for the Predecessor period from December 28, 2003 through May 10, 2004 include $6.6 million for sellers' transaction fees and expenses, $2.0 million in special compensation paid to management contingent upon closing of the Acquisition, $5.6 million in stock compensation expense from settlement of stock options, and $0.1 million of other Acquisition-related charges.

(footnotes continue on the following page)

(4)
Represents an adjustment for a $2.5 million increase to interest expense for the new debt incurred as a result of the Acquisition, including the elimination of historical interest expense related to the debt repaid as a result of the Acquisition, incremental interest expense for the debt issued in connection with the Acquisition, the elimination of one-time financing charges (debt-redemption premium of $0.4 million) as a result of the Acquisition, the elimination of amortization and write-off of historical deferred financing costs of $0.9 million as a result of the Acquisition and an incremental increase of financing costs as a result of the Acquisition. The interest rate used for the pro forma period from December 28, 2003 through May 10, 2004 was bank prime rate of 4.0% plus a premium of 2.25% on our first lien loan and bank prime of 4.0% plus a premium of 6.5% on our second lien loan. The interest rate of 4.0% represents the rate on our variable debt outstanding on May 11, 2004. The interest rates used from the period of May 11, 2004 through January 1, 2005 were the actual rates in effect during that period which were an effective interest rate of 5.12% on the first lien loan and 9.62% on the second lien loan. The effect of a 1/8% change in our pro forma interest rates would have been approximately $0.2 million. The pro forma adjustment is as follows:

Interest expense:
Eliminate historical interest expense	$7,723
Include full-year interest expense	(11,102)
Eliminate amortization of historical deferred financing costs and debt redemption premium	2,079
Include full-year amortization of deferred financing costs	(1,222)

Pro forma adjustment	$(2,522)

(5)
Represents the tax effect based on federal and state statutory tax rates of 39.6% on tax deductible pro forma adjustments which exclude approximately $5.3 million in non-deductible fees paid in connection with the Acquisition.

(6)
Represents an adjustment for a $2.9 million increase in preferred stock dividends and accretion which represents four quarters of dividends declared. Dividends are cumulative, accrue quarterly on the first day of August, November, February and May, and accrue at 15% per annum. Accretion represents the redemption premium of 108% on the liquidation value of $36,000.

Eliminate historical preferred stock dividends and accretion	$4,756
Include full-year preferred stock dividends and accretion	(7,706)

Pro forma adjustment	$(2,950)

Selected historical consolidated financial data

The following table sets forth summary financial data for our business as of and for the periods indicated below. You should read this data in conjunction with "Summary historical and unaudited pro forma consolidated financial and other data," "Unaudited pro forma consolidated statement of income," "Capitalization," "Management's discussion and analysis of financial condition and results of operations," and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

On May 11, 2004, MF Acquisition Corporation acquired Maidenform, Inc. (the "Acquisition") through a merger of its wholly owned subsidiary into Maidenform, Inc. Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc. The financial statements for the period including and after May 11, 2004 are those of Maidenform Brands, Inc. and subsidiaries (the "Successor"). The financial statements for periods prior to May 11, 2004 are those of Maidenform Inc. and subsidiaries (the "Predecessor"). The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and Emerging Issues Task Force (EITF) No. 88-16, "Basis in Leveraged Buyout Transactions." As a result of the Acquisition, the financial statements including and after May 11, 2004 are not comparable to those prior to that date.

The summary historical consolidated financial data presented below for the fiscal years ended December 28, 2002 (Predecessor) and December 27, 2003 (Predecessor), for the period from December 28, 2003 through May 10, 2004 (Predecessor), and for the period from May 11, 2004 through January 1, 2005 (Successor), and as of December 27, 2003 (Predecessor) and January 1, 2005 (Successor), have been derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The historical consolidated financial data as of December 28, 2002 (Predecessor) have been derived from our audited consolidated financial statements which are not included elsewhere in this prospectus. The audit reports for the fiscal years ended December 28, 2002 (Predecessor) and December 27, 2003 (Predecessor), for the period from December 28, 2003 through May 10, 2004 (Predecessor), and for the period from May 11, 2004 through January 1, 2005 (Successor), and as of December 27, 2003 (Predecessor) and January 1, 2005 (Successor) of PricewaterhouseCoopers LLP, contain an explanatory paragraph describing a change in the basis of accounting arising from the Acquisition as described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

The summary historical consolidated financial data for each of the three-month periods ended March 27, 2004 (Predecessor) and April 2, 2005 (Successor) and as of April 2, 2005 (Successor) have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of March 27, 2004 (Predecessor) have been derived from our unaudited condensed consolidated financial statements which are not included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments, consisting of only normal, recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

Selected historical consolidated financial data

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
(in thousands, except share and per share amounts)

The summary historical consolidated financial data presented below as of and for the fiscal years ended December 31, 2000 (Predecessor) and December 29, 2001 (Predecessor) are derived from our consolidated financial statements, which have been audited by independent auditors (Arthur Andersen LLP) who have ceased operations, and are not included elsewhere in this prospectus. In addition, we made certain unaudited adjustments to the consolidated financial statements for the fiscal years ended December 31, 2000 and December 29, 2001 to conform to the requirements of EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Product)" and reclassified certain co-op advertising allowances from accounts receivable to accrued expenses and other current liabilities and to present earnings per share data to conform the presentation of those periods to subsequent periods.

The historical consolidated financial data included below and elsewhere in this prospectus are not necessarily indicative of future performance.

	Predecessor (1)							Successor (2)	Predecessor (1)	Successor (2)
	For the years ended					Period from December 28, 2003 through May 10, 2004				For the three-month period ended April 2, 2005
								Period from May 11, 2004 through January 1, 2005	For the three-month period ended March 27, 2004
	December 31, 2000	December 29, 2001	December 28, 2002		December 27, 2003

OPERATING DATA:
Net sales	$240,634	$234,203	$263,359		$292,873	$122,415		$214,613	$78,574	$100,210
Cost of sales	174,627	169,957	178,968		189,225	77,113		151,954 (3)	51,216	65,890

Gross profit	66,007	64,246	84,391		103,648	45,302		62,659	27,358	34,320
Selling, general and administrative expenses (4)	76,676	69,596	73,214		80,094	31,960		59,973	21,157	23,436
Acquisition-related charges		—	—		—	14,286	(5)	—	—	—
Goodwill amortization (6)	1,286	1,260	—		—	—		—	—	—

Operating income (loss)	(11,955)	(6,610)	11,177		23,554	(944)		2,686	6,201	10,884
Interest expense, net	(6,613)	(7,347)	(7,136)		(1,445)	(2,180	) (7)	(7,622)	(686)	(2,897)
Other income	—	—	2,104	(8)	—	—		—	—	—

Income (loss) before provision for income taxes	(18,568)	(13,957)	6,145		22,109	(3,124)		(4,936)	5,515	7,987
Income tax expense (benefit) (9)	371	438	754		(4,921)	1,122		(1,568)	2,205	3,516

Net income (loss)	$(18,939)	$(14,395)	$5,391		$27,030	$(4,246)		$(3,368)	$3,310	$4,471

Preferred stock dividends and accretion	$—	$—	$—		$—	$—		$(4,756)	$—	$(1,448)

Net income (loss) available to common stockholders	$(18,939)	$(14,395)	$5,391		$27,030	$(4,246)		$(8,124)	$3,310	$3,023

EARNINGS (LOSS) PER SHARE DATA (10)(11)(12):
Basic earnings (loss) per share	$(56.82)	$(43.19)	$3.88		$1.93	$(0.31)		$(0.41)	$0.24	$0.15
Diluted earnings (loss) per share	$(56.82)	$(43.19)	$0.38		$1.88	$(0.31)		$(0.41)	$0.23	$0.14
Basic weighted average number of shares outstanding	333,333	333,333	1,388,986		14,034,230	13,727,879		19,800,000	13,727,879	19,800,000
Diluted weighted average number of shares outstanding	333,333	333,333	14,062,022		14,404,130	13,727,879		19,800,000	14,395,935	21,112,584
Dividends per share	$—	$—	$2.00		$3.64	$—		$—	$—	$—
BALANCE SHEET DATA (end of period):
Cash	$4,892	$1,679	$1,476		$1,234			$23,212	$723	$4,784
Total assets	180,872	171,229	134,405		153,332			244,131	174,164	269,479
Total indebtedness, including current maturities	49,117	59,306	25,034		48,035			147,750	55,539	147,403
Redeemable preferred stock	—	—	—		—			41,491	—	42,939
Common stock subject to put option	—	—	—		—			6,356	—	6,054
Total stockholders' equity (deficit)	84,346	70,269	72,337		68,269			(1,122)	72,421	2,804

(footnotes appear on the following page)

Selected historical consolidated financial data

(1)
Predecessor periods include all periods prior to the Acquisition that occurred on May 11, 2004. Fiscal years 2000, 2001, 2002, and 2003 all include 52 weeks. The Predecessor period from December 28, 2003 through May 10, 2004 includes 19 weeks. The Predecessor three-month period ended March 27, 2004 includes 12 weeks.

(2)
The Successor period from May 11, 2004 through January 1, 2005 includes 34 weeks. The Successor three-month period ended April 2, 2005 includes 12 weeks.

(3)
Includes $19.8 million of non-cash purchase accounting adjustments to record inventory at fair market value on May 11, 2004 that was subsequently sold in the Successor period from May 11, 2004 through January 1, 2005.

(4)
Effective December 29, 2002, we adopted the fair-value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." We selected the modified prospective method of adoption described in SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." In accordance with the modified prospective method of adoption, results for prior years have not been restated to reflect the change. Therefore, fiscal years 2000, 2001, and 2002 are not comparable to subsequent years. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

(5)
Acquisition-related charges of $14.3 million for the Predecessor period from December 28, 2003 through May 10, 2004 include $6.6 million for sellers' transaction fees and expenses, $2.0 million in special compensation paid to management, $5.6 million in stock compensation expense from settlement of stock options, and $0.1 million of other Acquisition-related charges.

(6)
Goodwill amortization ceased with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" at the beginning of Predecessor 2002.

(7)
Interest expense includes charges of $0.4 million for a debt redemption premium paid in connection with the retirement of all of the Predecessor's outstanding debt at May 10, 2004 and $0.8 million for deferred financing fees in connection with the retirement of all of Predecessor's outstanding debt at May 10, 2004.

(8)
Represents the recovery of preference payments that were made prior to bankruptcy.

(9)
Section 382 of the Internal Revenue Code ("Section 382") imposes limitations on a corporation's ability to utilize its net operating losses (NOLs) if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain existing stockholders and, or, new stockholders in the stock of a corporation by more than 50 percentage points during a three year testing period. Upon emergence from bankruptcy, our NOLs were subject to Section 382 limitations. As a result of the Acquisition, we experienced a change in control, as defined by Section 382. As a result of this ownership change, the utilization of our NOLs are subject to a new annual limitation under Section 382. Any unused annual limitation may be carried over to later years, and the amount of the limitation may, under certain circumstances, be increased to reflect both recognized and deemed recognized "built-in gains" that occur during the 60-month period after the ownership change. Based on fair values of certain assets as determined in connection with the Acquisition, we have approximately $66.7 million of deemed built-in gains that are anticipated to be recognized or deemed recognized during the aforementioned 60-month period. During the Successor period May 11, 2004 through January 1, 2005, our combined limitation for our NOLs was approximately $24.4 million and we utilized approximately $16.7 million. At Successor January 1, 2005, we have approximately $92.6 million of federal and state NOLs available for future utilization during the years 2005 to 2023. This includes approximately $67.6 million of federal NOLs available for utilization during the 2005 through 2009 fiscal years. For the Predecessor years 2000, 2001 and 2002, we had a valuation allowance against our net deferred tax assets due to the uncertainty of the future recognition of such assets as a result of prior financial results and timing of NOL expirations. During Predecessor year 2003, we concluded that it was more likely than not that the net deferred tax assets would be realized in future periods and the valuation allowance in the amount of $52.7 million was reversed. The reversal of the valuation allowance reduced the carrying value of goodwill by $28.3 million and increased additional paid-in capital by $19.0 million. See Note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

(10)
During Predecessor year 2001, we executed a 1-for-30 reverse stock split. Data for years presented prior to 2001 have been adjusted to reflect the effect of the reverse stock split.

(11)
As a result of the Acquisition, our capital structure and the number of outstanding shares were changed. Accordingly, earnings per share in Predecessor periods are not comparable to earnings per share in the Successor period.

(12)
For the calculation of earnings per share, see Note 25 to our audited consolidated financial statements and Note 10 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Management's discussion and analysis of financial condition and results of operations

The following is a discussion of our results of operations and financial condition. This discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this prospectus. The discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products, and our future results and is intended to provide the reader of our consolidated financial statements with a narrative discussion about our business. This discussion is presented in the following sections:

–>
Management Overview,

–>
Results of Operations,

–>
Liquidity and Capital Resources, and

–>
Critical Accounting Policies.

We based our statements on assumptions or estimates that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk factors" beginning on page 10 of this prospectus.

MANAGEMENT OVERVIEW

We are a global intimate apparel company with a portfolio of established, well-known brands, top-selling products and an iconic heritage. We design, source and market an extensive range of intimate apparel products, including bras, panties and shapewear. We sell through multiple distribution channels, including department stores, national chains, mass merchants (including warehouse clubs), specialty stores, off-price retailers, our company-operated outlet stores and our website.

We sell our products under some of the most recognized brands in the intimate apparel industry, including Maidenform, Flexees, Lilyette, Sweet Nothings, Self Expressions, Rendezvous, Subtract and Bodymates. Our Maidenform, Flexees and Lilyette brands are broadly sold in department stores and national chains. Our other brands are distributed through a national chain and selected mass merchants. These other brands carry our corporate endorsement and leverage our product technology, but are separate brands with distinctly different logos. In addition to our owned brands, we selectively supply private-label products to a specialty retailer.

In July 2001, our board of directors hired Thomas J. Ward as our Chief Executive Officer. Mr. Ward has since led our management team in effecting an operational and financial turnaround by investing in the marketing of our brands, introducing innovative new products and implementing a multi-brand, multi-channel distribution model while significantly lowering our cost structure through financial and operational discipline and initiatives. Our net sales have grown from $234.2 million in 2001 to $337.0 million in 2004, representing a compound annual growth rate of 12.9%. In addition, our net sales have grown from $78.6 million for the three months ended March 27, 2004 to $100.2 million for the three months ended April 2, 2005, representing an increase of 27.5%.

In May 2004, the majority of our common stock was purchased by Ares Corporate Opportunities Fund, L.P. ("Ares"), a private equity fund sponsored by Ares Management LLC ("Ares Management"). Ares Management is a Los Angeles-based investment firm with over 90 employees and approximately $7.2 billion of committed capital. Ares focuses on injecting flexible, long-term junior capital into middle-market companies to position them for growth. Since the Acquisition, Ares has been instrumental in augmenting our focus on operational initiatives with the pursuit of attractive growth opportunities.

Today, we operate as a significantly different entity than we did prior to 2001. We have repositioned ourselves as a marketer, rather than a manufacturer, of intimate apparel by increasing the percentage of sourced goods from 40% in fiscal 2001 to 84% in fiscal 2004. Inventory management and customer relationships have significantly improved. Our recent successes include the introduction of the Maidenform One Fabulous Fit bra in 2002 and the launch of a modern interpretation of the historic Maidenform "I Dreamed..." advertising campaign in 2003.

We expect our focus will be to continue to increase consumer identification with our brands, continue to launch innovative products, increase our market share in department stores and national chains, expand our presence in the mass merchant channel, expand our international presence, continue to improve product sourcing, and make selective acquisitions.

Trends in our business

We operate in two segments, wholesale and retail. Our wholesale segment includes both our domestic and international wholesale markets. Our retail segment includes our company-operated outlet stores and our website.

We have identified many near-term opportunities for growth and operational improvements, as well as challenges to our business. In particular, management believes that there are many factors influencing the intimate apparel industry, including but not limited to: consistent demand for foundation garments, consumer demand for product innovation and leading brands, sourcing and supply chain efficiencies, continued growth of the mass merchant channel, pressure from retailers caused by the ongoing consolidation in the retail industry, increases in the cost of the raw materials used in intimate apparel products and uncertainty surrounding import restrictions. We believe we are well-positioned to capitalize on or address these trends by, among other things:

–>
increasing consumer identification with our brands through further marketing investments;

–>
continuing to launch innovative products, such as the Maidenform Dream collection to be introduced in the second half of 2005;

–>
increasing our market share in department stores and national chains;

–>
expanding our presence in the mass merchant channel through the use of our Self Expressions, Sweet Nothings and Bodymates brands;

–>
expanding our international presence;

–>
completing our repositioning as a marketer, rather than a manufacturer, of intimate apparel by sourcing all of our products from third-party suppliers by the end of 2005; and

–>
making selective acquisitions that will complement our existing products or distribution channels.

Wholesale Segment

The following trends are among the key variables that will affect our wholesale segment:

Department Stores.    We plan to continue to invest in increasing our market share in this channel, which we believe is important to our long-term positioning in the channel. In the department store channel, there has been a growing trend toward retailer consolidation. As a result, while we continue to expect positive growth in this channel, we expect the rate of our net sales growth to be moderated by the reduction in both the number of department store customers and the number of doors (distinct locations operated by a particular retailer) operated by those customers. While it is likely that our net sales to this channel will increase in the future, we believe that our other channels will grow at a faster rate.

National Chains.    In the national chains channel, we have grown both our market share and our net sales significantly in the past several years. We expect to see continued growth in this channel in the future as consumers continue to seek out value alternatives and as our customers in this channel continue to open new doors.

Mass Merchants.    In the mass merchant channel, we intend to accelerate our penetration primarily through the use of our Self Expressions, Sweet Nothings and Bodymates brands to both mass merchants and, to a lesser degree, warehouse clubs. We have experienced significant growth in this channel over the past several years and expect to achieve significant growth in the future as we are able to increase both the floor space and number of doors at which our products are sold. We expect that both our net sales to this channel and our net sales to this channel as a percentage of our total net sales is likely to increase over time.

International.    Our products are currently distributed in 48 foreign countries and territories, representing approximately 5.5% of our net sales in 2004 and 5.9% of our net sales for the three months ended April 2, 2005. We intend to continue to focus our international selling efforts in markets with consumer preferences similar to those found in the United States, including the United Kingdom and Canada, where we have already developed a presence. We believe that we have established a broad footprint globally, and that there is a continuing opportunity to grow our brands and expand our presence in countries in which we currently sell.

Other.    Our net sales from this channel have historically been a relatively small component of our overall net sales. We participate in the private label business as opportunities present themselves. Because of fluctuations in opportunities in this channel and its relatively small contribution to our overall net sales, we do not view this as a meaningful component of our growth.

We will selectively target strategic acquisitions to grow our consumer base and would utilize the acquired companies to complement the products, channels and geographic reach of our existing portfolio. We believe that acquisitions could enhance our product offerings to retailers and provide potential growth. We believe we can leverage our core competencies such as product development, brand management, logistics and marketing to create significant value from the acquired businesses.

Retail Segment

We believe our retail sales volume is driven by our ability to service our existing consumers and obtain new consumers, as well as overall general economic conditions, such as the general retail environment, that can affect our consumers and ultimately their levels of overall spending. Additionally, identifying optimal retail outlet locations, favorable leasing arrangements, and improving our store productivity are factors important to growing our retail segment's net sales. We also sell our products through our website, www.maidenform.com, although we do not generate a significant amount of net sales through this channel.

Our objectives in our retail segment are to continue to increase the productivity of our portfolio of stores through effective merchandising and focused advertising, as well as selectively closing a few of our less productive locations and potentially opening new stores in more productive locations. Even in those situations where we selectively close less productive outlet stores and do not open a new location in that region, we believe those consumers can still purchase many of our Maidenform brands from our other outlet stores, our website or our wholesale segment customers that carry these brands.

Historically, we have primarily sold excess and, to a lesser extent, obsolete inventories through our outlet stores at a higher margin than that achieved through other liquidation alternatives.

Definitions

In reviewing our operating performance, we evaluate both the wholesale and retail segments by focusing on each segment's operating income, cash flows from operations and inventory turns.

Net Sales.    Our net sales are derived from two operating segments, wholesale and retail. Our net sales in the wholesale segment are sales recorded net of cooperative advertising allowances, sales returns, sales discounts, and markdown allowances provided to our customers. Net sales in our retail segment are recorded at the point-of-sale.

Cost of Sales.    We sourced approximately 77%, 84% and 92% of our manufacturing production requirements during 2003, 2004 and the three months ended April 2, 2005, respectively, and, therefore, the principal elements of our cost of sales are for finished goods inventories purchased from our sourced vendors. Included in cost of sales and affecting our overall gross margins are freight expenses from the manufacturers to our distribution centers in situations where such expenses are charged separately. Also included in cost of sales is the cost of warehousing, labor and overhead related to receiving and warehousing at our distribution centers, and depreciation of assets related to our receiving and warehousing in our distribution centers. Direct labor, cost of fabrics, as well as raw materials for fabrics (such as petroleum-based components), are the primary components driving the overall cost of our sourced finished goods inventories from our sourcing vendors.

Selling, General and Administrative (SG&A).    Our SG&A expenses include all of our marketing, selling, distribution and general and administrative expenses for both the wholesale and retail segments (which include our retail outlet store payroll and related benefits), and rent expense. General and administrative expenses include management payroll, benefits, travel, information systems, accounting, insurance and legal. Additionally, depreciation related to the shipping function in our distribution centers and our corporate office assets such as furniture, fixtures, and equipment, as well as amortization of intellectual property, is included in SG&A.

Income Taxes.    We account for income taxes using the liability method, which recognizes the amount of income tax payable or refundable for the current year and recognizes deferred tax liabilities and assets for the future tax consequences of the events that have been recognized in the financial statements or tax returns. We routinely evaluate all deferred tax assets to determine the likelihood of their realization and record a valuation allowance if it is more likely than not that a deferred tax asset will not be realized. See Note 17 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for a discussion of income taxes. Net operating loss carryforwards (NOLs) enable a company to apply net operating losses incurred during a current period against a future period's profits in order to reduce cash tax liabilities in those future periods. In periods when a company is generating operating losses, its NOLs will increase. The tax effect of the NOLs is recorded as a deferred tax asset. If the company does not believe that it is more likely than not that it will be able to utilize the NOLs, it records a valuation allowance against the deferred tax asset. Additionally, Section 382 of the Internal Revenue Code ("Section 382") imposes limitations on a corporation's ability to utilize its NOLs if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain existing stockholders and, or, new stockholders in the stock of a corporation by more than 50 percentage points during a three year testing period. Upon emergence from bankruptcy, our NOLs were subject to Section 382 limitations. As a result of the Acquisition, we experienced a change in control, as defined by Section 382. As a result of this ownership change, the utilization of our NOLs are subject to a new annual limitation under Section 382. Any unused annual limitation may be carried over to later years, and the amount of the limitation may, under certain circumstances, be increased to reflect both recognized and deemed recognized "built-in gains" that occur during the 60-month period after the ownership change. Based on fair values of certain assets as determined in connection with the Acquisition, we have approximately $66.7 million of deemed built-in gains that are anticipated to be recognized or deemed recognized during the aforementioned 60-month period. We have approximately $92.6 million of NOLs available for utilization in the years from 2005 through 2023.

Acquisition-Related Charges.    On May 11, 2004, MF Acquisition Corporation acquired Maidenform, Inc. (the "Acquisition") through a merger of its wholly owned subsidiary into Maidenform, Inc. Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc. Our capitalization structure changed significantly as a result of the Acquisition. Financing for the Acquisition totaled $237.3 million and was provided by a first lien term loan of $100.0 million, revolver borrowings of $12.5 million, a second lien term loan of $50.0 million and $74.8 million of cash and capital invested by MF Acquisition Corporation and other investors, including rollover equity by certain members of management of $2.8 million and continuing stockholders of $15.0 million.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and Emerging Issues Task Force (EITF) No. 88-16, "Basis In Leveraged Buyout Transactions." Accordingly, the retained interest of the continuing stockholders (the 23.8% retained by certain members of management and continuing stockholders) was recorded at carryover basis. The remainder of the investment in the assets and liabilities acquired (the 76.2% acquired by new stockholders) was recorded at fair value. The excess of the purchase price over carryover basis of net assets acquired, treated as a deemed dividend of $21.5 million to continuing stockholders, was recognized as a reduction of stockholders' equity (deficit). As a result, the total purchase price of $205.2 million was allocated to the assets and liabilities based on their estimated fair values at the Acquisition date, after taking into account carryover basis as discussed above. The estimated fair values were determined by valuation reports provided by independent third-party appraisals.

RESULTS OF OPERATIONS

On May 11, 2004, MF Acquisition Corporation acquired Maidenform, Inc. through a merger of its wholly owned subsidiary into Maidenform, Inc. Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc. The financial statements for the period including and after May 11, 2004 are those of Maidenform Brands, Inc. and subsidiaries (the "Successor"). The financial statements for periods prior to May 11, 2004 are those of Maidenform Inc. and subsidiaries (the "Predecessor"). The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and Emerging Issues Task Force (EITF) No. 88-16, "Basis in Leveraged Buyout Transactions." As a result of the Acquisition and the resulting purchase accounting adjustments, the financial statements including and after May 11, 2004 are not comparable to predecessor periods.

For discussion purposes only, our fiscal 2004 results discussed below represent the mathematical addition of the historical results for the Predecessor period from December 28, 2003 through May 10, 2004 and the Successor period from May 11, 2004 through January 1, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis due to the new basis of accounting established at the Acquisition date. However, we believe it is the most meaningful way to comment on the results of operations for 2004 compared to those of 2003 because a discussion of a partial period from December 28, 2003 through May 10, 2004 (Predecessor) separately from the period from May 11, 2004 through January 1, 2005 (Successor) compared to the prior year Predecessor period from 2003 would not be meaningful. In addition, the results for the three-month periods ended March 27, 2004 (Predecessor) and April 2, 2005 (Successor) are not comparable as a result of purchase accounting adjustments.

In the combined financial results shown below are several purchase accounting one-time charges directly related to the Acquisition, the most significant of which are a $19.8 million non-cash charge related to inventory recorded at fair market value in connection with the Acquisition and sold during the Successor period from May 11, 2004 through January 1, 2005, and $14.3 million of Acquisition-related charges incurred during the Successor period from May 11, 2004 through January 1, 2005.

	Predecessor
	For the years ended				Predecessor	Successor
			Combined for the period from December 28, 2003 through January 1, 2005		For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005
	December 28, 2002	December 27, 2003

OPERATING DATA (in thousands):
Wholesale sales	$207,358	$238,400	$281,740		$68,120	$90,223
Retail sales	56,001	54,473	55,288		10,454	9,987

Net sales	263,359	292,873	337,028		78,574	100,210
Cost of sales	178,968	189,225	229,067	(1)	51,216	65,890

Gross profit	84,391	103,648	107,961		27,358	34,320
Selling, general and administrative	73,214	80,094	91,933		21,157	23,436
Acquisition-related charges	—	—	14,286	(2)	—	—

Operating income	$11,177	$23,554	$1,742		$6,201	$10,884

	Predecessor				Predecessor	Successor
	As a percentage of net sales
	December 28, 2002	December 27, 2003	Combined for the period from December 28, 2003 through January 1, 2005		For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005

OPERATING DATA:
Wholesale sales	78.7%	81.4%	83.6%		86.7%	90.0%
Retail sales	21.3	18.6	16.4		13.3	10.0

Net sales	100.0	100.0	100.0		100.0	100.0
Cost of sales	68.0	64.6	68.0	(1)	65.2	65.8

Gross profit	32.0	35.4	32.0		34.8	34.2
Selling, general and administrative	27.8	27.3	27.3		26.9	23.3
Acquisition-related charges	0.0	0.0	4.2	(2)	0.0	0.0

Operating income	4.2%	8.1%	0.5%		7.9%	10.9%

(1)
Cost of sales includes $19.8 million of non-cash purchase accounting adjustments to record inventory at fair market value on May 11, 2004. In addition, cost of sales includes $2.8 million of additional depreciation as a result of the Acquisition.

(2)
Acquisition-related charges of $14.3 million for the Predecessor period from December 28, 2003 through May 10, 2004 include $6.6 million for sellers' transaction fees and expenses, $2.0 million in special compensation paid to management, $5.6 million in stock compensation expense from settlement of stock options, and $0.1 million of other Acquisition-related charges.

Three-month periods ended April 2, 2005 (13 weeks) compared to March 27, 2004 (13 weeks)

Net Sales.    Consolidated net sales increased $21.6 million, or 27.5%, from $78.6 million for the three months ended March 27, 2004 to $100.2 million for the three months ended April 2, 2005. Net sales in our wholesale segment increased by $22.1 million, or 32.4%, from $68.1 million for the three months ended March 27, 2004 to $90.2 million for the three months ended April 2, 2005. Net sales in our retail segment declined $0.5 million, or 4.8%, from $10.5 million for the three months ended March 27, 2004 to $10.0 million for the three months ended April 2, 2005.

Our wholesale net sales are derived from the following channels: department stores, national chains, mass merchants, specialty stores, and off-price retailers. Of the $22.1 million increase in wholesale net sales during the three months ended April 2, 2005, $13.7 million of the total increase was from increased sales in the mass merchant channel driven by increased allotted selling space and additional product placement within the stores, and increased distribution with these customers during the three months ended April 2, 2005 as compared to the same period of 2004. An additional $5.3 million increase came from national chain stores primarily as a result of sales from the placement of additional products in one of these national chain customers subsequent to the first quarter of 2004 which continued in the first quarter of 2005. The remaining sales increases resulted from $2.4 million from off-price retailers, $1.4 million from the department store channel, and $1.5 million from international sales. These were partially offset by a decrease in sales of $2.2 million to a specialty retailer.

In our retail segment, we had 91 stores open as of March 27, 2004 compared to 81 stores open as of April 2, 2005. This decline in the number of our stores contributed to our overall decrease in retail sales. Same store sales, stores open for more than one year, for the three-month period ended April 2, 2005 were up 2.1% due primarily to the Easter holiday period occurring in the three-month period ended April 2, 2005 as compared to the Easter holiday period occurring in the three-month period ended March 27, 2004.

Gross Profit.    Consolidated gross profit increased by $7.0 million from $27.4 million for the three months ended March 27, 2004 to $34.3 million for the three months ended April 2, 2005. As a percentage of net sales, gross profit decreased by 0.6 percentage points from 34.8% for the three months ended March 27, 2004 to 34.2% for the three months ended April 2, 2005.

Gross profit from our wholesale segment increased $7.2 million from $22.1 million for the three months ended March 27, 2004 to $29.3 million for the three months ended April 2, 2005. As a percentage of net sales, our gross profit was flat at 32.5%. During the three-month period ended April 2, 2005, increased manufacturing costs negatively impacted our wholesale gross margin by 4.5 percentage points as a result of operating our plants at less than optimum capacity as we continue to phase out our internal manufacturing and source more of our manufacturing requirements from third parties. This was offset by improved margins in our sourced products as a result of a change in the mix of products sold.

Gross profit for the retail segment decreased $0.2 million from $5.2 million for the three months ended March 27, 2004 to $5.0 million for the three months ended April 2, 2005. This margin decline is a result of a slight change in the mix of products sold in the three months ended March 27, 2004 as compared to the three months ended April 2, 2005. As a percentage of net sales, our gross profit remained relatively flat.

Selling, General and Administrative Expenses (SG&A).    Our consolidated SG&A increased by $2.2 million, or 10.4%, from $21.2 million for the three months ended March 27, 2004 to $23.4 million for the three months ended April 2, 2005. However, as a percentage of net sales, SG&A decreased from 26.9% for the three months ended March 27, 2004 to 23.3% for the three months ended April 2, 2005. Wholesale segment SG&A increased by $2.3 million, or 15.6%, from $14.7 million for the three months ended March 27, 2004 to $17.0 million for the three months ended April 2, 2005. However, as a percentage of net sales, wholesale segment SG&A declined from 21.6% to 18.8%. Of the $2.3 million increase in wholesale SG&A, professional fees increased by $2.2 million as a result of expenses associated with our Sarbanes-Oxley compliance, and legal and other expenses associated with our initial public offering, and other expenses increased by $0.6 million. Offsetting these expenses were lower expenses associated with payroll and benefits of $0.5 million due to a decrease in stock compensation expense. SG&A for our retail segment decreased by $0.1 million, or 1.5%, from $6.5 for the three months ended March 27, 2004 to $6.4 million for the three months ended April 2, 2005 due to operating fewer stores in 2005.

Operating Income.    Our operating income increased by $4.7 million from $6.2 million for the three months ended March 27, 2004 to $10.9 million for the three months ended April 2, 2005. Operating income for the wholesale segment increased by $4.9 million, from $7.5 million during the three months ended March 27, 2004 to $12.4 million during the three months ended April 2, 2005. This increase was caused primarily by the 32.4% increase in net sales as discussed above. The retail segment's operating loss increased by $0.2 million from $1.3 million during the three months ended March 27, 2004 to $1.5 million during the three months ended April 2, 2005 as a result of a decrease in net sales of $0.5 million.

Interest Expense.    Interest expense increased by $2.2 million from $0.7 million for the three months ended March 27, 2004 to $2.9 million for the three months ended April 2, 2005. This was caused by higher debt outstanding during 2005. The average balance of total debt outstanding increased from $53.0 million for the three months ended March 27, 2004 to $148.5 million for the three months ended April 2, 2005 and the average interest rate during the three months ended March 27, 2004 was 4.3% as compared to a 6.9% average interest rate during the three months ended April 2, 2005.

Income Taxes.    We review our annual effective tax rate on a quarterly basis and we make necessary changes if information or events warrant such changes. The annual effective tax rate is forecasted quarterly using actual historical information and forward-looking estimates. The estimated annual effective tax rate may fluctuate due to changes in forecasted annual operating income; changes to the valuation allowance for net deferred tax assets; changes to actual or forecasted permanent book to tax differences (non-deductible expenses); impacts from future tax settlements with state, federal or foreign tax authorities; or impacts from tax law changes. Our effective income tax rate for the three-month period ended March 27, 2004 was 40.0% as compared to an effective income tax rate of 44.0% for the three-month period ended April 2, 2005. Our higher effective income tax rate for the three-month period ended April 2, 2005 was a result of non-deductible expenses incurred during the three-month period ended April 2, 2005 associated with our anticipated initial public offering later in fiscal 2005.

Net Income Available to Common Stockholders.    For the foregoing reasons, and including the accrual of cumulative dividends on our outstanding shares of preferred stock, net income available to common stockholders decreased $0.3 million from $3.3 million for the three months ended March 27, 2004 to $3.0 million for the three months ended April 2, 2005. We accrued $1.4 million of dividends on our preferred stock for the three months ended April 2, 2005. There was no preferred stock outstanding for the comparable period of 2004.

Fiscal year ended January 1, 2005 compared with fiscal year ended December 27, 2003 (53 weeks as compared to 52 weeks)

For discussion purposes only, our fiscal 2004 results discussed below represent the mathematical addition of the historical results for the Predecessor period from December 28, 2003 through May 10, 2004 and the Successor period from May 11, 2004 through January 1, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis due to the new basis of accounting established at the Acquisition date. However, we believe it is the most meaningful way to comment on the results of operations for 2004 compared to those of 2003 because a discussion of the partial period from December 28, 2003 through May 10, 2004 (Predecessor) separately from the period from May 11, 2004 through January 1, 2005 (Successor) compared to the prior year Predecessor period from December 28, 2002 through December 27, 2003 would not be meaningful.

Fiscal 2004 includes the periods from December 28, 2003 through May 10, 2004 (Predecessor) and May 11, 2004 through January 1, 2005 (Successor). The combined fiscal 2004 consisted of 53 weeks. Although fiscal 2004 had 53 weeks compared to only 52 weeks in 2003, 2004 had only one more shipping day for our wholesale segment. Therefore, the financial results for the two fiscal years are comparable. Our company-operated outlet stores and our internet operations include one more week in 2004 compared to 2003 but the effect of this extra week on our results of operations is not material.

Net Sales.    Consolidated net sales increased $44.1 million, or 15.1%, from $292.9 million in 2003 to $337.0 million in 2004. Wholesale sales increased by $43.3 million, or 18.2%, from $238.4 million in 2003 to $281.7 million in 2004. Net sales in our retail segment increased by $0.8 million, or 1.5%, from $54.5 million in 2003 to $55.3 million in 2004.

Our wholesale sales are derived from the following channels: department stores, national chains, mass merchants, specialty stores and off-price retailers. Of the $43.3 million increase in the wholesale segment, $18.8 million was due to growth in our sales to mass merchants. This growth was driven by increased allotted selling space within the stores, higher productivity of our brands and programs within this channel, and increased distribution with these customers during 2004. An additional $17.5 million of the increase in the wholesale segment was due to increased sales to national chains primarily driven by new door growth and improved inventory turns in existing doors. Sales to department stores accounted for $8.0 million of the increase, and were driven by higher productivity within existing stores from both the Maidenform and Flexees brands, partially offset by decreased sales in our Lilyette brand. Additionally, our private label sales to a specialty retailer decreased by $7.7 million due to a lack of new products purchased during 2004. The remaining increase of $6.7 million in the wholesale segment was primarily due to higher sales in our international markets, partially offset by lower sales in the off-price retailer channel.

In our retail segment, we had 87 stores open through the end of fiscal 2004. Six of these stores closed on the last day of fiscal 2004 (January 1, 2005). We had 94 stores open at the end of 2003. Same store sales for 2004 (which included one more week than in fiscal 2003), defined as stores that have been open for more than one year, increased by 3.4% as compared to a decline in same store sales of 2.6% for 2003. Excluding the impact of the 53rd week in 2004, our same store sales would have increased by approximately 1.0%.

Gross Profit.    Consolidated gross profit increased by $4.4 million from $103.6 million in 2003 to $108.0 million in 2004. As a percentage of net sales, gross profit decreased by 3.4 percentage points from 35.4% in 2003 to 32.0% in 2004, due to the effect of non-cash purchase accounting adjustments made as a result of the Acquisition. The non-cash adjustments that increased cost of sales during 2004 included $19.8 million of non-cash expense related to increasing inventories to fair market value at May 11, 2004, and approximately $2.8 million of additional depreciation expense. The impact of these non-cash purchase accounting adjustments to our consolidated gross profit, on a percentage of net sales basis, was a decrease in gross margin of 6.7 percentage points to 32.0%.

Gross profit from our wholesale segment increased by $7.5 million from $75.8 million in 2003 to $83.3 million in 2004. As a percentage of net sales, gross profit from our wholesale segment decreased by 2.2 percentage points from 31.8% in 2003 to 29.6% in 2004, due primarily to the effect of non-cash purchase accounting adjustments made as a result of the Acquisition. Of the $19.8 million in purchase accounting adjustments referred to above, the amount related to the wholesale segment included a non-cash expense of $15.5 million in cost of sales for inventories. In addition, cost of sales includes a non-cash expense of $2.8 million related to additional depreciation expense as a result of the Acquisition, which together decreased gross profit as a percentage of net sales by 6.5 percentage points to 29.6%. The decline in gross margin from our wholesale segment from non-cash purchase accounting adjustments was partially offset by cost savings realized in shifting more internal manufacturing to third-party sourcing, which included the expansion of our network of manufacturing partners and our increased scale of production volume. In fiscal 2004, we sourced approximately 84% of our overall production volume as compared to 77% in fiscal 2003.

Gross profit for the retail segment decreased by $3.1 million from $27.8 million in 2003 to $24.7 million in 2004. As a percentage of net sales, gross profit for our retail segment decreased by 6.3 percentage points from 51.0% in 2003 to 44.7% in 2004, due primarily to the effect of a non-cash purchase accounting adjustment made as a result of the Acquisition. Included in cost of sales was $4.3 million related to purchase accounting adjustments for inventories, which decreased gross margin by 7.8 percentage points to 44.7%. The gross margin decline in 2004 from non-cash purchase accounting adjustments was partially offset by a mix of higher margin products sold through our company-operated outlet stores in 2004 as compared to 2003.

Selling, General and Administrative Expenses (SG&A).    Our consolidated SG&A expenses increased by $11.8 million, or 14.7%, from $80.1 million in 2003 to $91.9 million in 2004. However, as a percentage of net sales, SG&A was flat from 2003 to 2004 at 27.3%. Wholesale segment SG&A increased by $10.0 million, or 18.7%, to $63.4 million in 2004 from $53.4 million in 2003. As a percentage of net sales, wholesale segment SG&A increased slightly from 22.4% to 22.5%. The major components of the increases were higher compensation and related benefits of approximately

$4.8 million; additional professional fees of approximately $2.8 million as a result of our Sarbanes-Oxley compliance, the Acquisition, and recruiting expenses; increased advertising expenses of approximately $2.4 million as we continue to promote our brands; and higher amortization expense of $0.7 million; offset in part by a decrease of $0.7 million of other expenses as compared to fiscal 2003. The increase in compensation and related benefits was primarily due to increased head count, and higher incentive compensation and other benefits.

Retail segment SG&A increased by $1.8 million, or 6.7%, to $28.5 million in 2004 from $26.7 million in 2003 and was flat as a percentage of net sales at 50.0%. This slight increase was primarily due to higher depreciation expense of $0.4 million from non-cash purchase accounting adjustments as a result of the Acquisition, higher salaries and related benefits of $0.5 million, promotional expenses of $0.3 million and various individually insignificant items totaling $0.6 million.

Acquisition-Related Charges.    Acquisition-related charges of $14.3 million were recorded in 2004 in connection with the Acquisition, including (i) $6.6 million for sellers' transaction fees and expenses, (ii) $5.6 million for stock compensation expense from settlement of stock options on May 10, 2004, (iii) $2.0 million in special compensation paid to management and (iv) $0.1 million in other Acquisition-related charges.

Operating Income.    Operating income decreased by $21.9 million, from $23.6 million in 2003 to $1.7 million in 2004. Operating income as a percentage of net sales decreased from 8.0% in 2003 to 0.5% in 2004. This reduction was primarily a result of non-recurring purchase accounting adjustments including a non-cash $19.8 million expense related to recording inventory at fair market value, $14.3 million of Acquisition-related charges in 2004 and $3.9 million related to incremental depreciation and amortization expense as a result of the Acquisition. These purchase accounting adjustments, including the Acquisition-related charges, had the effect of reducing operating income by $38.0 million in 2004 to $1.7 million as compared to $23.6 million in 2003. The impact of these adjustments to our operating income, on a percentage of net sales basis, was a decrease in operating margin of 11.3 percentage points to 0.5%.

Our wholesale segment operating income decreased by $2.7 million, or 12.0%, to $19.8 million from $22.5 million in 2003. Wholesale segment operating income was reduced by $19.0 million as a result of the non-cash inventory adjustment of $15.5 million and $3.5 million in depreciation and amortization related to purchase accounting adjustments for fixed assets and intangibles as discussed above. Retail segment operating income decreased by $4.9 million from an operating income of $1.1 million in 2003 to an operating loss of $3.8 million in 2004. Retail segment operating income decreased by $4.3 million as a result of the non-cash inventory adjustment and incremental depreciation of $0.4 million as discussed above.

Interest Expense.    Interest expense increased by $8.4 million from $1.4 million in 2003 to $9.8 million in 2004. Interest expense in 2004 included $1.2 million related to the early termination of our credit facilities and the acceleration of deferred financing fees as of May 10, 2004 in connection with the Acquisition. The remaining increase was a result of higher debt outstanding during 2004. Our highest level of debt outstanding for Successor 2004 was $162.5 million, at an average interest rate of 6.6%, and our highest level of debt outstanding for Predecessor 2004 was $57.8 million, at an average interest rate of 4.2%. This is in comparison to our highest level of debt outstanding for 2003 of $48.0 million, at an average interest rate of 3.7%.

Income Taxes.    Income tax benefit in 2004 decreased by $4.5 million, or 91.3%, to $0.4 million. The effective tax rate for fiscal 2003 was (22.3)% as compared to (5.5)% for the combined Predecessor period of December 28, 2003 through May 10, 2004 and Successor period of May 11, 2004 through January 1, 2005. In 2003, we concluded that it was more likely than not that our net deferred tax assets would be realized in the future and reversed our valuation allowance. The reversal of that valuation allowance reduced goodwill by $28.3 million and increased additional paid-in capital by $19.0 million, resulting in an income tax benefit in 2003 of $5.4 million. In 2004, the reduction in the income tax benefit was principally driven by non-deductible Acquisition-related charges and certain changes in our state tax rates.

Net Income (Loss).    For the foregoing reasons, our net income (loss) decreased from income of $27.0 million in 2003 to a loss of $7.6 million in 2004.

Preferred Stock Dividends and Accretion of Preferred Stock.    The accretion of the preferred stock redemption premium of $2.2 million and the accrual of $2.6 million of preferred stock dividends is a result of preferred stock issued in connection with the Acquisition. During 2003, we did not have preferred stock outstanding.

Net Income (Loss) Available to Common Stockholders.    For the foregoing reasons, the net loss available to common stockholders for 2004 was $12.4 million as compared to net income of $27.0 million in 2003.

Fiscal year ended December 27, 2003 compared with fiscal year ended December 28, 2002 (52 weeks as compared to 52 weeks)

Net Sales.    Consolidated net sales increased $29.5 million, or 11.2%, from $263.4 million in 2002 to $292.9 million in 2003. Net sales in our wholesale segment increased by $31.0 million, or 15.0%, from $207.4 million in 2002 to $238.4 million in 2003. Net sales in our retail segment declined $1.5 million, or 2.7%, from $56.0 million in 2002 to $54.5 million in 2003.

Our wholesale sales are derived from the following channels: department stores, national chains, mass merchants, specialty stores, and off-price retailers. Of the $31.0 million increase in 2003 wholesale sales, $12.9 million of the total increase was from increased sales to national chains. This increase was driven by new product placements with existing customers, new store openings, and higher sales productivity with these customers selling our Maidenform and Rendezvous brands. Private label sales to a specialty retailer increased by $15.8 million due to increased order activity as a result of new styles introduced in 2003. The remaining change in sales came from higher sales in the mass merchant channel of $3.8 million and lower sales from off-price retailers of $1.5 million.

In our retail segment, we had 96 stores open at the end of 2002 compared to 94 stores open at the end of 2003. Same store sales for 2003, stores open for more than one year, decreased by 2.6% compared to 2002, primarily due to reduced customer traffic in our stores as a result of a general economic decline in the retail industry.

Gross Profit.    Consolidated gross profit increased by $19.3 million, or 22.8%, in 2003. As a percentage of net sales, gross profit increased 3.4 percentage points to 35.4% in 2003 as compared to 32.0% in 2002.

Gross profit from our wholesale segment increased $20.6 million from $55.2 million in 2002 to $75.8 million in 2003. As a percentage of sales, our gross profit increased from 26.6% to 31.8% in 2003. This margin improvement during 2003 reflects cost savings realized in shifting more internal manufacturing to third-party sourcing and, with the expansion of our network of manufacturing partners and our increased scale of production volume, we achieved overall lower product costs. For the year ended December 27, 2003, we outsourced approximately 77% of overall production volume as compared to 60% for the year ended December 28, 2002.

Gross profit for the retail segment decreased $1.3 million from $29.1 million in 2002 to $27.8 million in 2003. As a percentage of sales, our gross profit decreased from 52.0% in 2002 to 51.0% in 2003. This margin decline during 2003 is a result of a slight change in the mix of lower margin products sold in 2003 as compared to 2002.

Selling, General and Administrative Expenses (SG&A).    Our consolidated SG&A increased $6.9 million, or 9.4%, to $80.1 million in 2003 as compared to $73.2 million in 2002 and, as a percentage of net sales, decreased from 27.8% in 2002 to 27.3% in 2003. SG&A for our wholesale segment increased by $6.6 million, or 14.1%, to $53.4 million in 2003 as compared to $46.8 million in 2002. However, as a percentage of net sales, wholesale segment SG&A declined from 22.6% to 22.4%. The primary components of the increase in wholesale SG&A are $2.9 million related to increased advertising expenses, $1.8 million related to increased stock compensation expense and $0.8 million related to increased professional fees.

SG&A for our retail segment increased by $0.3 million, or 1.1%, to $26.7 million in 2003 as compared to $26.4 in 2002. As a percentage of net sales, SG&A for the retail segment increased to 49.0% from 47.1%. This increase was primarily due to higher depreciation expense combined with a 2.7% decrease in net sales.

Operating Income.    Our operating income increased by $12.4 million from $11.2 million in 2002 to $23.6 million in 2003. Operating income for the wholesale segment increased by $14.0 million, to $22.5 million in 2003 as compared to $8.5 million in 2002. This increase was caused primarily by a 15.0% increase in net sales and a 5.2 percentage point margin improvement discussed above. The retail segment's operating income decreased by $1.6 million to $1.1 million in 2003 from $2.7 million in 2002. This decrease was a result of a reduction of 2.7% in net sales and a decrease in gross margin of 1.0 percentage point.

Interest Expense.    Interest expense decreased by $5.7 million to $1.4 million in 2003. The highest level of debt outstanding for 2003 was $48.0 million as compared to $35.4 million for 2002 and the average interest rate for 2003 was 3.7% as compared to a 5.2% average interest rate for the same period of 2002.

Other Income.    There was no other income in 2003. However, 2002 included $2.1 million for the recovery of preference payments that were made prior to bankruptcy.

Income Taxes.    We had an income tax benefit in 2003 of $4.9 million as compared to income tax expense of $0.8 million in 2002. Our effective income tax rate decreased from 12.3% in 2002 to (22.3)% in 2003. In 2003, we concluded that it was more likely than not that our net deferred tax assets would be realized in the future and reversed our valuation allowance. The reversal of that valuation allowance reduced goodwill by $28.3 million and increased additional paid-in capital by $19.0 million and resulted in an income tax benefit in 2003 of $5.4 million. In 2002, we determined that it was appropriate to reduce a portion of our valuation allowance against our net deferred tax assets, and the reversal of that valuation allowance reduced goodwill by $0.2 million.

Net Income Available to Common Stockholders.    For the foregoing reasons, net income available to common stockholders was $27.0 million for 2003, an increase of $21.6 million over $5.4 million in 2002.

Non-GAAP discussion

In addition to our results of operations presented in accordance with generally accepted accounting principles (GAAP) results, we also consider non-GAAP measures of our performance for a number of purposes. We use earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted as described below, and sometimes referred to in this prospectus as "Adjusted EBITDA," as a supplemental measure of our performance that is neither required by, nor presented in accordance with GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measure derived in accordance with GAAP or as alternative to cash flows from operating activities or a measure of our liquidity.

EBITDA represents net income before net interest expense, income tax expense (benefit), depreciation and amortization. Adjusted EBITDA represents EBITDA plus expenses that we do not consider reflective of our ongoing core operations, as further described below.

All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that we make for monitoring the performance of our business and our performance under our management incentive compensation plan. We use a similar calculation of Adjusted EBITDA when measuring our compliance with leverage and financial coverage ratios under our credit facilities. However, our credit facilities permit us to make certain additional adjustments to Adjusted EBITDA, such as net cash charges for closures of outlet stores and manufacturing plants, advisory fees, and certain rating agency fees, which for the Successor period from May 11, 2004 through January 1, 2005 amounted to $0.9 million and for the three months ended April 2, 2005 amounted to $0.5 million. We believe Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense), tax positions (such as the impact on periods with changes in effective tax rates or net operating losses), the age and book depreciation of facilities and equipment, and book amortization of intangibles (affecting relative depreciation and amortization expense). We present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and debt service capabilities.

In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments described below. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by expenses that are unusual, non-routine or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

–>
they do not reflect our cash expenditures for capital expenditures or contractual commitments;

–>
they do not reflect changes in, or cash requirements for, our working capital requirements;

–>
they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

–>
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

–>
adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed below; and

–>
other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business or reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

Our net income, our EBITDA and our Adjusted EBITDA are set forth in the table below and include a number of items which we consider not representative of our ongoing operations. This presentation should be read in conjunction with our unaudited pro forma consolidated statement of income included elsewhere in this prospectus.

The following table presents data relating to EBITDA and Adjusted EBITDA for the periods indicated:

	Predecessor
	For the years ended					Successor
					Period from December 28, 2003 through May 10, 2004		Pro Forma for the period from December 28, 2003 through January 1, 2005	Predecessor	Successor
						Period from May 11, 2004 through January 1, 2005
	December 31, 2000	December 29, 2001	December 28, 2002	December 27, 2003				For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005

	(in thousands)
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA:
Net income (loss)	$(18,939)	$(14,395)	$5,391	$27,030	$(4,246)	$(3,368)	$13,770	$3,310	$4,471
Plus: interest expense	6,613	7,347	7,136	1,445	2,180	7,622	12,324	686	2,897
Plus: income tax expense (benefit)	371	438	754	(4,921)	1,122	(1,568)	10,099	2,205	3,516
Plus: depreciation and amortization	5,805	6,589	5,099	5,494	1,636	6,180	8,507	1,088	2,103

EBITDA	$(6,150)	$(21)	$18,380	$29,048	$692	$8,866	$44,700	$7,289	$12,987

RECONCILIATION OF EBITDA TO ADJUSTED EBITDA:
EBITDA	$(6,150)	$(21)	$18,380	$29,048	$692	$8,866	$44,700	$7,289	$12,987
Add: inventory adjustment (a)	—	—	—	—	—	19,838	—	—	—
Add: Acquisition- related charges (b)	—	—	—	—	14,286	—	—	—	—
Add: stock compensation expense (c)	—	—		1,811	1,230	251	281	820	272
Add: restructuring charges (d)	—	3,115	1,247	—	—	446	446	—	247
Add: other (e)	—	—	(2,104)	—	(562)	(432)	(1,192)	—	—

Adjusted EBITDA	$(6,150)	$3,094	$17,523	$30,859	$15,646	$28,969	$44,235	$8,109	$13,506

(a)
Represents the amount of non-cash purchase accounting adjustments to record inventory at fair market value.

(b)
Represents the amount of Acquisition-related charges for the Predecessor period from December 28, 2003 through May 10, 2004, including $6.6 million in sellers' transaction fees and expenses, $5.6 million in stock compensation expense from the settlement of stock options, $2.0 million in special compensation paid to management, and $0.1 million of other Acquisition-related charges.

(c)
Represents non-cash stock compensation expense.

(d)
In 2001, represents severance related to (i) the reductions in force related to combining the Maidenform and Flexees/Lilyette sales forces; (ii) the announced closing of the Dominican Republic plants as we moved from manufacturing to sourcing our production; and (iii) the announced shift of our customer service and purchasing functions from Bayonne, New Jersey to Fayetteville, North Carolina. In 2002, represents severance related to the closing of our second Dominican Republic plant. In 2004 and 2005, represents severance related to the closing of our Mexico and Jacksonville, Florida production plants.

(e)
In 2002, represents the amount received related to recovery of preference payments that were made prior to bankruptcy, in 2004 for the Predecessor period from December 28, 2003 through May 10, 2004, represents $0.6 million of a reversal of severance-related liabilities where payment is no longer probable, and in the Successor period from May 11, 2004 through January 1, 2005, represents $0.4 million for payroll tax refunds received. For the pro forma period from December 28, 2003 through January 1, 2005, represents an additional $0.2 million of pro forma adjustments related to directors and officers insurance and advisory fees.

LIQUIDITY AND CAPITAL RESOURCES

For discussion purposes only, our fiscal 2004 cash flow data represent the mathematical addition of the historical cash flow data for the Predecessor period from December 28, 2003 through May 10, 2004 and the Successor period from May 11, 2004 through January 1, 2005. This approach is not consistent with generally accepted accounting principles and yields results that are not comparable on a period-to-period basis due to the new basis of accounting established at the Acquisition date. However, we believe it is the most meaningful way to comment on the cash flows for 2004 compared with those of 2003 because a discussion of a partial period from December 28, 2003 through May 10, 2004 (Predecessor) separately from the period from May 11, 2004 through January 1, 2005 (Successor) compared to the prior year Predecessor period for 2003 would not be meaningful.

Our cash requirements are primarily for working capital, debt service, and to a lesser extent, capital expenditures. We are required to make scheduled debt payments on our first lien term loan throughout fiscal 2005. In addition, we made a payment of $7.7 million in May 2005 as required by our first lien loan agreement defined as a percentage of "Consolidated Excess Cash Flow" generated in the Successor 2004 period. Our primary source of liquidity will continue to be cash flows from operations and borrowings under our revolving credit facility.

In fiscal 2005, we expect to spend a total of approximately $5.0 million on capital expenditures, mainly for information systems, fixed asset additions in our distribution center and other corporate related assets.

We had $23.2 million and $4.8 million in cash and cash equivalents as of January 1, 2005 and April 2, 2005, respectively. The decrease in cash from January 1, 2005 to April 2, 2005 primarily relates to increased accounts receivable due to a 32.4% increase in our wholesale net sales during the period and offset by an increase in income tax payable due to the timing of income tax payments compared to the previous period.

As of January 1, 2005 and April 2, 2005, we also had a $30.0 million line of credit for working capital purposes with no borrowings outstanding. At April 2, 2005, we had $2.2 million in stand-by letters of credit issued on our behalf reducing our availability borrowing limit to $27.8 million. These stand-by letters of credit are primarily used as collateral for workers' compensation insurance programs and bonds issued on our behalf to customs authorities.

The financial covenants for these facilities include various restrictions with respect to the Company and its wholly-owned subsidiary Maidenform, Inc., including the transfer of assets or the payment of dividends between Maidenform Inc. and its subsidiaries and the Company. In addition, there are restrictions on indebtedness, liens, guarantees, redemptions, mergers, acquisitions and sale of assets over certain amounts. At January 1, 2005, Maidenform, Inc. had restricted net assets of approximately $2,234 or 42.7%. In addition, the covenants include maximum debt and leverage ratios, minimum consolidated EBITDA levels, and restrictive covenants, including limitations on new debt, advances to subsidiaries and employees, capital expenditures, and transactions with stockholders and affiliates. We were in compliance with all covenants at January 1, 2005 and April 2, 2005.

We have preferred stock which is deemed redeemable at the option of the holders (including accretion and accumulated dividends) at any time. Our preferred stock was accreted to $38.9 million on May 11, 2004. The redemption premium on the preferred stock was 108% at May 11, 2004 and will reduce by two percentage points each year commencing on May 1, 2005 until reaching 100% on May 1, 2008. Dividends are cumulative, accrue quarterly on the first day of August, November, February and May, and accrue at 15% per annum. We accrued $2.6 million for the period from May 11, 2004 through January 1, 2005, and $1.4 million for the three months ended April 2, 2005, of dividends on our preferred stock, which is included with preferred stock outside of total stockholders' equity (deficit) on our consolidated balance sheet.

On June 29, 2005, we refinanced our existing First Lien Facilities with a syndicate of banks and financial institutions, and prepaid the Second Lien Facility. The new first lien facilities (the "New Credit Facility") provide for borrowings in the aggregate amount of $200.0 million and are composed of: (i) a $150.0 million amortizing term loan facility (the "New Term Loan Facility") maturing on May 11, 2010 and (ii) a $50.0 million revolving credit facility (the "New Revolving Facility") maturing on May 11, 2010. Immediately following the refinancing on June 29, 2005, we had total debt of approximately $160.4 million outstanding (consisting of $150.0 million under the New Term Loan Facility, $10.0 million under the New Revolving Facility and short-term debt of $0.4 million). In connection with the New Credit Facility we paid fees of $2.2 million, and in connection with the old credit facilities we paid a prepayment penalty fee of $1.2 million. In addition, as the syndicate of banks and financial institutions participating in the New Credit Facility is not yet finalized, we have estimated, on a preliminary basis, that $5.0 million of the financing costs of $8.7 million (consisting of $5.3 million associated with the old credit facility and $3.4 million associated with the New Credit Facility) will be expensed in connection with our entering into the New Credit Facility.

Simultaneously with this planned initial public offering, we expect to redeem the preferred stock outstanding along with all preferred stock options, including the payment of the redemption premium and accumulated dividends. The effect of these actions may require us to borrow cash from our revolving credit facility. However, we currently have enough borrowing capacity available and expect that these borrowings would be repaid in the subsequent months during fiscal 2005 in their entirety.

We believe that our cash, our cash flows from operations and borrowings available to us from our revolving credit facility, together with the net proceeds of this offering, are adequate to meet our liquidity needs, the anticipated redemption of our preferred stock and capital expenditure requirements for at least the next 12 months.

Operating activities.    Cash flows used in operating activities were $7.3 million and $17.7 million for the three months ended March 27, 2004 and April 2, 2005, respectively. The decrease in cash from operating activities during the three months ended April 2, 2005 as compared to the three months ended March 27, 2004 was primarily related to increases in accounts receivable as wholesale net sales increased 32.4% from the three months ended March 27, 2004 to the three months ended April 2, 2005. Additionally, we had higher inventories and related accounts payable at April 2, 2005. The increase in inventories for the three-month period ended March 27, 2004 was $5.5 million compared to an increase of $16.4 million for the three-month period ended April 2, 2005. This increase and the related increase in accounts payable are the result of several factors including, among other things, abnormally lower inventories at the end of fiscal 2004 caused by the China safeguard that restricted us from receiving certain of our bra products into inventory in December 2004. This resulted in normal inventory flow shifting from December 2004 into the three-month period ended April 2, 2005. Additionally, we planned an increase in our inventories during the first half of 2005 to improve our service levels to customers in the mass channel and to meet ongoing sales demand for our products. The offset to these increases was primarily from higher income taxes payable based upon an anticipated higher taxable net income for 2005 as compared to 2004.

Total net cash flows provided from operating activities were $43.1 million in 2002 and were $33.4 million in 2003. The changes in the components of our operating assets and liabilities from 2002 to 2003 included a decrease in inventories of 17% over the prior year balance as a result of the timing of inventory receipts at the end of 2002 and as a result of an increase in our wholesale net sales of 15% reducing inventory balances. This increase in sales also resulted in an increase in our accounts receivable at the end of 2003 as compared to 2002. Additionally, accrued expenses and other liabilities increased as a result of the timing of payments in 2002 as compared to 2003.

Total net cash flows provided from operating activities were $33.4 million in 2003 and were $33.5 million in 2004. However, within the components of our operating assets and liabilities, our accrued expenses and other liabilities increased over prior year as a result of the timing of year-end payments. Our accounts receivables decreased by 12% as a result of lower sales during December 2004 and the resulting collection of accounts receivable before year-end. Our income tax payable/receivable accounts decreased over the prior year balance as a result of higher income tax payments made prior to the end of 2004 as compared to 2003.

We have generated positive cash flows from operations over the past three years and are not aware of any indicators that would lead us to believe that this will not continue in the near term.

Investing activities.    Cash flows used in investing activities were $0.6 million and $0.3 million for the three months ended March 27, 2004 and April 2, 2005, respectively. All cash flows during both periods were for capital expenditures.

Cash flows used in investing activities were $2.3 million, $2.8 million, and $161.1 in 2002, 2003, and 2004, respectively. The significant use of cash in 2004 was primarily due to payments of $158.5 million related to the Acquisition.

Financing activities.    Cash flows provided by financing activities were $7.4 million for the three months ended March 27, 2004 and were primarily from net borrowings from our revolving credit facility. Cash flows used in financing activities were $0.5 million for the three months ended April 2, 2005 and were due to long-term debt repayments, net of short-term debt.

Cash flows used in financing activities was $40.9 million and $30.4 million in 2002 and 2003, respectively. Cash provided by financing activities in 2004 was $149.8 million. The change in cash flows from 2002 to 2003 was primarily due to by bank borrowings offset by cash dividends paid. The majority of the cash provided from financing activities during 2004 was from borrowings from new credit facilities entered into at the time of the Acquisition, offset by payment of all debt outstanding at May 11, 2004.

Contractual obligations, commitments and off balance sheet arrangements

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements.

The following table summarizes our significant contractual obligations and commercial commitments at April 2, 2005 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal payments on outstanding borrowings. Additional details regarding these obligations are provided in the notes to our consolidated financial statements presented elsewhere in this prospectus.

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total

	(in millions)
Short-term debt	$0.8	$—	$—	$—	$—	$—	$0.8
Long-term debt(1)	12.2	5.4	7.7	10.4	37.9	73.0	146.6
Interest on long-term debt(2)	10.3	9.6	9.3	8.8	8.0	8.2	54.2
Operating leases	5.0	4.2	2.7	2.1	1.0	0.7	15.7

Total financial obligations	28.3	19.2	19.7	21.3	46.9	81.9	217.3

Purchase obligations(3)	53.8	—	—	—	—	—	53.8

Total financial obligations and commitments	$82.1	$19.2	$19.7	$21.3	$46.9	$81.9	$271.1

(1)
We are required to make scheduled debt payments on our term loan facilities throughout fiscal 2005 plus an amount defined in the term loan facilities as a percentage of consolidated excess cash flow generated in the Successor 2004 period of

  $7.7 million. For the years 2006 through the expiration date of the term loan facilities, we may be required to make annual consolidated excess cash flow payments depending on applicable leverage ratios.

(2)
The interest rate for the variable portion of long-term debt was the rate in effect at April 2, 2005.

(3)
Unconditional purchase obligations are defined as agreements to purchase goods that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The purchase obligations category above relates to commitments for inventory purchases. Amounts reflected in our consolidated balance sheets in accounts payable or other current liabilities are excluded from the table above.

In addition to the total contractual obligations and commitments in the table above, we have pension and post-retirement benefit obligations, included in other non-current liabilities, as further described in Notes 11 and 12 to the consolidated financial statements presented elsewhere in this prospectus. In connection therewith, we expect to contribute approximately $1.7 million to our pension and post-retirement plans before the end of September 2005.

We have preferred stock which is deemed redeemable at the option of the holders (including accretion and accumulated dividends) at any time. We also have common stock subject to a put option, pursuant to which the holder of those shares of common stock may, under certain circumstances, put those shares back to us. This right terminates upon the consummation of this offering. At April 2, 2005, the accreted value of the preferred stock and the value of the common stock subject to the put option amounted to $49.0 million. For further discussion, see Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

On June 29, 2005, we refinanced our existing First Lien Facilities with a syndicate of banks and financial institutions, and prepaid our Second Lien Facility. The New Credit Facility provides for borrowings in the aggregate amount of $200.0 million and is composed of a $150.0 million amortizing term loan facility and a $50.0 million revolving credit facility. Our significant contractual obligations and commercial commitments will be modified as a result of the refinancing.

Off-Balance Sheet Arrangements.    Our most significant off-balance sheet financing arrangements as of April 2, 2005 are non-cancelable operating lease agreements, primarily for our company-operated outlet stores and our warehouse distribution center in Ireland. We do not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide financing or potentially expose us to unrecorded financial obligations.

Contingent commitments and contingencies

We also have certain contractual arrangements that would require us to make payments or provide funding if certain circumstances occur. We do not currently expect that the remaining contingent commitments will result in any amounts being paid by us.

Market risk sensitivity and inflation risks

Foreign Currency Risk.    We do not believe that we have significant foreign currency transactional exposures. Our net sales were favorably impacted by $1.2 million due to foreign exchange rates during 2004 and $0.3 million during the three months ended April 2, 2005. Approximately $16.2 million of our total net sales was in currencies other than U.S. dollars. Most of our purchases are denominated in U.S. dollars. Approximately 88% of our total sourcing is concentrated in two foreign countries, China and Indonesia. The impact of a 10% unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which we have transactional exposures would be immaterial.

Interest Rate Risk.    Interest rate risk is managed through a combination of variable and fixed rate debt composed of long-term instruments. The objective is to maintain a cost-effective mix that we deem appropriate and have entered into interest rate swap agreements to maintain that balance. At April 2, 2005 and January 1, 2005, our debt portfolio was composed of approximately 92%

variable-rate debt and 8% fixed-rate debt. With respect to our variable-rate debt, a 1% change in interest rates would have had a $0.2 million impact on our interest expense for the period from December 28, 2003 through May 10, 2004 (Predecessor), a $1.0 million impact on our interest expense for the period from May 11, 2004 through January 1, 2005 (Successor) and a $0.4 million impact on our interest expense for the three months ended April 2, 2005.

Commodity Price Risk.    We are subject primarily to commodity price risk arising from fluctuations in the market prices of raw materials used in the garments purchased from our sourcing vendors if they pass along these increased costs. During the past five years, there has been no significant impact from commodity price fluctuations, nor do we currently use derivative instruments in the management of these risks. On a going-forward basis, fluctuations in crude oil or petroleum prices may also influence the prices of the related items such as chemicals, dyestuffs, polyester yarn and foam. Any raw material price increase would increase our cost of sales and decrease our profitability unless we are able to pass higher prices on to our customers.

Inflation Risk.    We are affected by inflation and changing prices primarily through the cost of raw materials, increased operating costs and expenses, and fluctuations in interest rates. The effects of inflation on our net sales and operations have not been material in recent years. We do not believe that inflation risk is material to our business or our consolidated financial position, results of operations or cash flows.

Seasonality.    We have not experienced any significant seasonal fluctuations in our net sales and profitability.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 3 to the accompanying consolidated financial statements. The following discussion addresses our critical accounting policies, which are those that require our most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Accounts Receivable.    Accounts receivable consist primarily of amounts due from customers. We provide reserves for accounts receivable that may not be realized as a result of uncollectibility, sales returns, markdowns, and other customer allowances. Reserves are determined based on historical experience, credit quality, age of accounts receivable balances, and economic conditions that may affect a customer's ability to pay. We believe that our reserves provide reasonable assurance that such balances are reflected at net realizable value.

Inventories.    Inventories are stated at the lower of cost or market. The cost of wholesale inventory is based on standard costs, which approximate first-in, first-out (FIFO), while the cost of product acquired from third parties for sale through our retail segment is based on the retail inventory method. We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

If actual market conditions are less favorable than those we project, additional reserves may be required.

Goodwill and Intangible Assets.    SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and other intangible assets with indefinite useful lives be evaluated for impairment on an annual basis, or more frequently if certain events occur or circumstances exist. We evaluated goodwill and intangible assets during the fourth quarter of 2004 and determined that no impairment exists and will perform the impairment evaluation annually during the fourth quarter of each fiscal year.

We allocate our goodwill to our reporting units. In evaluating goodwill for impairment, we compare the fair value of the reporting unit to its carrying amount. If the fair value is less than the carrying amount, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying amount. To determine the fair values, we use a discounted cash flow analysis.

In reviewing intangible assets with indefinite useful lives for impairment, we compare the carrying amount of such asset to its fair value. We estimate the fair value using discounted cash flows expected from the use of the asset. When the estimated fair value is less than its carrying amount, an impairment loss is recognized equal to the difference between the asset's fair value and its carrying amount. In addition, intangible assets with indefinite useful lives are reviewed for impairment whenever events such as product discontinuance or other changes in circumstances indicate that the carrying amount may not be recoverable.

The performance of the goodwill and intangible asset impairment tests are subject to significant judgment in determining the estimation of future cash flows, the estimation of discount rates, and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value and impairment of goodwill and intangible assets.

Impairment of Long-Lived Assets.    Long-lived assets, primarily property, plant and equipment and intangible assets with finite lives, are periodically reviewed and evaluated by us when events and circumstances indicate that the carrying amount of these assets may not be recoverable. For long-lived assets, this evaluation is based on the expected future undiscounted operating cash flows of the related assets. Should such evaluation result in us concluding that the carrying amount of long-lived assets has been impaired, an appropriate write-down to their carrying amount is recorded.

Revenue Recognition.    Net sales from the wholesale segment are recognized when merchandise is shipped to customers, at which time title and the risks and rewards of ownership pass to the customer and persuasive evidence of a sale arrangement exists, delivery of the product has occurred, the price is fixed or determinable, and payment is reasonably assured. In the case of sales by our retail segment, net sales are recognized at the time the customer takes possession of the merchandise at the point of sale in our stores. Reserves for sales returns, markdown allowances, cooperative advertising, discounts and other customer deductions are provided when sales are recorded or when the commitment is incurred.

Income Taxes.    We account for income taxes using the liability method which recognizes the amount of income tax payable or refundable for the current year and recognizes deferred tax liabilities and assets for the future tax consequences of the events that have been recognized in the financial statements or tax returns. We routinely evaluate all deferred tax assets to determine the likelihood of their realization and record a valuation allowance if it is more likely than not that a deferred tax asset will not be realized. The assessment requires us to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that our net deferred assets will be realized in future periods. See Note 17, "Income Taxes," for discussion of income taxes.

Application of Purchase Accounting.    The consummation of the Acquisition on May 11, 2004 resulted in purchase accounting adjustments to our consolidated balance sheet in accordance with SFAS No. 141, "Business Combinations" and EITF 88-16, "Basis in Leveraged Buyout Transactions."

See Note 2 "Reorganization and Business Combination" and Note 7, "Goodwill and Other Intangible Assets" to the accompanying consolidated financial statements. These purchase accounting entries resulted in a partial step-up of our consolidated balance sheet whereby certain of our assets and liabilities were adjusted to reflect approximately 76% of their fair market value and approximately 24% of their historic carrying value. The fair values of the majority of our assets and liabilities were determined based upon a variety of valuation methods including present value, depreciated replacement cost, market values (where available) and selling prices less cost to dispose. Valuations were performed by various independent valuation specialists and actuaries for a significant portion of our assets and liabilities. The most significant assumptions, which were made by us in consultation with specialists, related to discount rates, growth rates, cost of capital, royalty rates, tax rates and remaining useful lives. We believe that the assumptions used were appropriate and consistent with observable market comparables. Changes to these assumptions could have resulted in significantly different values attributed to assets and liabilities. These values impact the amount of annual depreciation and amortization expense and could impact the results of future impairment reviews.

For our trademarks and royalty licenses, which were valued by a third-party appraiser, we determined that certain trademarks and royalty licenses have indefinite lives. This determination was made after consideration of qualitative factors such as the length of time the trade names have been in existence, the strength of the name, the overall legal, regulatory, contractual, competitive and economic environment in which these intangible asset exist and the lack of other factors that would limit the useful life of the underlying asset. Should factors change which would require us to amortize these intangibles, the resulting amortization expense could be material to our results of operations.

Accrued Expenses.    Accrued expenses for health insurance, workers' compensation insurance, incentive compensation, professional fees, and other outstanding obligations are based on actual commitments. These estimates are updated periodically as additional information becomes available.

Benefit Plans (including postretirement plans).    The long-term rate of return for our pension plan is established via a building block approach with proper consideration of diversification and rebalancing. Historical markets are studied and long-term historical relationships between equity and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors, such as inflation and interest rates, are evaluated before long-term capital market assumptions are determined. We employ a total return investment approach whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The assets of our pension plan are held in pooled-separate accounts and are invested in mutual funds consisting of a diversified blend of equity and fixed income securities. We use this investment approach in order to meet its diversification and asset allocation goals. Furthermore, equity investments are diversified across domestic and foreign stocks, as well as growth, value, and small and large capitalizations. Investments risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies. We expect to contribute approximately $1.6 million to our pension plan in 2005 based upon the current funded status and expected asset return assumptions.

At January 1, 2005, for the pension plan, we reduced the discount rate assumption from 6.25% to 5.75%. At January 1, 2005, we used a long-term rate of return assumption of 9.0% based on the investment return of our pension plan assets, which are primarily in equity securities. While we do not presently anticipate a change in the 2005 assumptions, a 0.5% decline in the discount rate would result in an increase in pension expense of approximately $0.4 million and a 0.5% increase in the discount rate would result in a decrease in our pension expense of approximately $0.2 million.

Similarly, a 0.5% decrease or increase in the expected return on plan assets would affect our pension expense by less than $0.1 million.

The postretirement medical plans are unfunded plans. As such, we expect to contribute to the plan an amount equal to benefit payments to be made in 2005 which are estimated to be $0.1 million. Changes in assumptions related to our post retirement plans would not materially impact our consolidated statements of financial position, results of operations or cash flows.

Recently issued accounting standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Cost—an amendment of ARB 43, Chapter 4," to clarify that abnormal amounts of certain costs should be recognized as period costs. The standard is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the impact, if any, that SFAS No. 151 will have on our consolidated statements of financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), "Share Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and is effective for fiscal years beginning after June 15, 2005. As we have already adopted SFAS No. 123, we do not believe that this revision will have a significant effect on our consolidated statements of financial position, results of operations and cash flows.

Business

OVERVIEW

Our company, Maidenform Brands, Inc., is a global intimate apparel company with a portfolio of established and well-known brands, top-selling products and an iconic heritage. We design, source and market an extensive range of intimate apparel products, including bras, panties and shapewear. We sell our products through multiple distribution channels, including department stores, national chains, mass merchants (including warehouse clubs), specialty stores, off-price retailers, our company-operated outlet stores and our website. During our 83-year history, we believe we have built strong equity for our brands and established a platform for growth through a combination of innovative, first-to-market designs and creative advertising campaigns focused on increasing brand awareness with generations of women. We sell our products under some of the most recognized brands in the intimate apparel industry, including Maidenform, Flexees, Lilyette, Self Expressions, Sweet Nothings, Bodymates, Rendezvous and Subtract.

Our Maidenform, Flexees and Lilyette brands are broadly sold in department stores (such as Bloomingdale's, Macy's, Lord & Taylor, Marshall Field's and Belk) and national chains (such as Kohl's and JCPenney). We also own brands for intimate apparel products that are distributed through select mass merchants. These brands carry our corporate endorsement and leverage our product technology, but are separate brands with distinctly different logos. For example, our Self Expressions branded products are sold in more than 1,300 Target stores, our Sweet Nothings branded products are sold in almost 3,000 Wal-Mart stores, and our Bodymates branded products are sold in more than 300 Costco stores. In addition to these brands, we selectively manufacture private-label products for a specialty retailer.

In the last few years, we have achieved significant increases in our net sales and profitability. We have accomplished this by implementing key management changes, investing in marketing our brands, introducing innovative new products and expanding a multi-brand, multi-channel distribution model while significantly lowering our cost structure through financial and operational discipline and initiatives. For example, we have successfully transitioned from operating our own manufacturing facilities to become a global sourcing company with all of our products expected to be manufactured and packaged by third parties by the end of 2005. As a result of these initiatives, our net sales have grown from $234.2 million in fiscal 2001 to $337.0 million in fiscal 2004, representing a compound annual growth rate, or CAGR, of 12.9%. In addition, our net sales have grown from $78.6 million for the three months ended March 27, 2004 to $100.2 million for the three months ended April 2, 2005, representing an increase of 27.5%.

OUR MARKET

We compete in the United States intimate apparel market, which had a retail market size of $9.1 billion in 2004, according to NPD. Women's population growth is one of the key long-term drivers of growth in the intimate apparel market. In the United States, the adult women's population is expected to grow at a 1% CAGR, from 108.4 million in 2000 to 120.7 million in 2010 and 131.4 million in 2020. Product improvements and new product innovations also contribute to growth.

OUR COMPETITIVE STRENGTHS

We attribute our market leadership and significant opportunities for continued growth to the following competitive strengths:

Portfolio of well-known brands with strong market position

During our 83-year history in the intimate apparel industry, we believe we have built strong equity for our brands through a combination of innovative, first-to-market designs and creative advertising campaigns. Our products, which have a well-earned reputation for "everyday comfort," which we define as excellent fit, affordability and beautiful styling, are marketed under some of the most long-standing, recognized brands in the industry, such as Maidenform, Flexees and Lilyette.

We have extended our addressable market by offering products at lower price points through the introduction of our other brands. These brands carry our corporate endorsement and leverage our product technology, but are separate brands with distinctly different logos. In addition, these products are similar in style to Maidenform products, but are typically produced with materials more appropriate for their price points. These brands carry a tagline indicating their connection to Maidenform and are comprised of our Self Expressions brand, which is sold at Target, our Sweet Nothings brand, which is sold at Wal-Mart, our Bodymates brand, which is sold at Costco, and our Rendezvous brand, which is sold at Sears.

Effective multi-brand, multi-channel distribution model

We offer a wide range of brands and products at various price points targeted at distinct distribution channels. This multi-channel strategy reduces our reliance on any single distribution channel, product, brand or price point. While the Maidenform, Flexees and Lilyette brands are generally sold in department stores and national chains, we market our other brands to other retailers in the national chain and mass merchant channels. Specifically, Self Expressions is sold at more than 1,300 Target stores, Sweet Nothings is sold at almost 3,000 Wal-Mart stores, Rendezvous and Subtract are sold at more than 850 Sears stores, and Bodymates is sold at more than 300 Costco stores.

Our primary distribution channels and the related brand portfolios appear below:

Type of Store	Representative Customers	Doors Where We Sell(1)	Brands

Department Stores	Federated Department Stores, Inc.(2), The May Department Stores Company(3), Belk Inc.	2,232	Maidenform, Flexees, Lilyette
National Chains	J.C. Penney Company, Inc., Kohl's Corporation, Sears, Roebuck and Co. Mervyn's, LLC	2,538	Maidenform, Flexees, Lilyette, Rendezvous, Subtract
Mass Merchants	Wal-Mart Stores, Inc., Target Corporation, Costco Wholesale Corporation	4,660	Sweet Nothings, Self Expressions, Flexees, Bodymates

(1)
Represents the total number of doors (distinct locations operated by a particular retailer) in the United States to which we sell in these channels as of April 2, 2005.

(2)
Includes Bloomingdale's and Macy's, among others.

(3)
Includes Lord & Taylor and Marshall Field's, among others.

History of innovation and development of new products

Throughout our 83-year history, we have successfully developed and introduced new products. Some examples of our innovations include:

–>
filing the patent for the modern seamed bra in 1926;

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filing the patent for the adjustable bra strap in 1942;

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introduction of Customize-It, a collection of bras with convertible straps and pads in 1999;

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being the first to introduce two-way stretch foam cup technology in the United States to create the Maidenform One Fabulous Fit bra in 2002 (two-way stretch foam offers both horizontal and vertical fabric flexibility to provide greater comfort and fit);

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being the first to introduce two-way stretch foam technology in shapewear products in the United States in 2003; and

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our new Maidenform Dream bra, scheduled to be released in the second half of 2005, which offers a new combination of intimate apparel technologies, including two-way stretch foam and higher thread-count microfiber, to give excellent fit and soft feel on the body. This bra also has a clean, seamless front and fuller coverage, making it appealing to a wide range of women's style and size preferences.

Our merchandising and design teams seek to incorporate both first-to-market technologies and unique and innovative combinations of existing technologies in our products. To assist these teams in this effort, we have recently begun operating a research and development laboratory in Hong Kong, as well as employing full-time personnel who continuously meet with raw materials producers and contract manufacturers to review their latest product developments.

We typically introduce our most innovative products into the department store channel first. Upon a successful launch, we often design a related product that takes the design to a lower price point under our other brands. In addition, we are focused on continually reducing manufacturing costs by sourcing our existing products from third parties, without compromising quality levels. We work closely with our sourcing partners, who enter into confidentiality agreements, to share best practices and keep abreast of new advances in design and technology.

Effective and compelling marketing strategies

Our creative advertising campaigns for the Maidenform brand have been key to building brand equity for the Maidenform brand and for our other brands. In our advertising campaigns, we consistently strive to portray intelligent and confident women, and to relate to women's aspirations. Notable campaigns we have used in the past to convey this image include the first Dream campaign ("I Dreamed..."), launched in 1949, and the 1970s launch of "The Maidenform Woman. You Never Know Where She'll Turn Up" campaign. More recently, we re-introduced a modern interpretation of the classic "I Dreamed..." campaign as part of a successful strategy to increase brand recognition with our core consumer and attract a younger, more contemporary consumer. This campaign has had substantial placement in print media, including Glamour; InStyle; Latina; O, The Oprah Magazine; People; Vanity Fair; and Vogue magazines. We also invest in point-of-sale advertising and co-op advertising, which is our contribution to retailer-produced advertising. In all of our advertising, we strive to present a consistent image of the Maidenform brand. We place significant marketing emphasis on the Maidenform brand, as we believe consumers are driven to purchase our products not only for their product features, but also because of the image conveyed by the brand. Furthermore, development of Maidenform brand equity has additional positive effects on our other brands including Sweet Nothings, Self Expressions, Bodymates and Rendezvous.

Consumers of our Flexees and Lilyette branded products typically have more specialized needs and tend to be driven to purchase our products based on practical product features as well as brand image. The marketing for these brands is primarily focused at the point-of-sale, with informative hang-tags on the product that explain product benefits and solutions provided.

Efficient sourcing and distribution

Since 2001, we have significantly improved our financial and operational performance through an increased focus on our supply chain and distribution logistics capabilities. We have successfully transitioned from an operator of our own manufacturing facilities to a global sourcing company with all of our products expected to be manufactured and packaged by third parties by the end of 2005. In 2001, 2004, and the three months ended April 2, 2005, we sourced from third parties approximately 40%, 84%, and 92%, respectively, of our products sold on a dollar basis. We have substantially reduced our cost of sales, working capital investment and headcount. We are continuing to diversify our sourcing, importing finished goods from 18 different suppliers located in China, Hong Kong, Indonesia, Macau, the Philippines, Sri Lanka and Thailand. In order to help coordinate our sourcing, we have established sourcing support offices in Hong Kong and Indonesia. Furthermore, our improved customer service and the effective implementation of our brand and channel management strategy have resulted in broader and deeper distribution of our products.

Highly experienced and disciplined management team

Our management team has a strong background and extensive experience in the intimate apparel and consumer goods industries, averaging over 23 years of relevant experience. Our Chief Executive Officer, Thomas Ward, who joined us in July 2001 was previously President and Chief Operating Officer of Westpoint Stevens, a manufacturer and marketer of bed linens and towels. Our President, Maurice Reznik, who joined us in 1998, was previously President of Warner's Intimate Apparel Group and also held sales management positions with VF Corporation and Sara Lee. Our Chief Financial Officer, Dorvin Lively, who joined us in November 2004, was previously Senior Vice President and Corporate Controller of Toys "R" Us, Inc. and also held positions at The Reader's Digest Association and PepsiCo, Inc.

Our management team is largely responsible for our recent sales growth and continued strengthening of our brand equity, the transfer of high-cost internal manufacturing to low-cost third-party sourcing and many successful new product introductions, including the Maidenform One Fabulous Fit bras, Flexees One Fabulous Body shapewear, Maidenform One Fab Fit panties and the new Maidenform Dream collection to be released in the second half of 2005.

OUR GROWTH STRATEGIES

We intend to increase sales and profitability by strengthening our position in the intimate apparel industry and by continuing to apply financial and operational discipline, while growing our business through the following key strategic initiatives:

Continue to increase consumer identification with our brands

We plan to increase our focus on marketing, especially for the Maidenform brand. We currently use substantial print media and point-of-sale hang-tags on our products to reinforce our brand image. Going forward, we will look to increase our total number of advertising impressions in a variety of media and coordinate these images with our co-op advertising, outdoor advertising and point-of-sale materials to ensure that all touchpoints with our consumers reinforce the brand image. At the same time, we will continue to monitor the media where our advertisements are placed to ensure we are as effective as possible in reaching our core consumer. While continuing to market to all women, we are increasing our focus on certain demographic niches in the United States where we believe high growth opportunities exist, such as the Hispanic market and the African-American market.

We are also focused on promoting our other brands, including Self Expressions, Sweet Nothings, Rendezvous and Bodymates. In addition, we have recently started to advertise Sweet Nothings in All You magazine, which is available exclusively at Wal-Mart.

For our Flexees and Lilyette brands, we will continue to focus our marketing efforts at the point-of-sale, with informative hang-tags on the product that explain product benefits, and will continue to provide co-op advertising support for inclusion in retailer-produced advertising.

Continue to launch innovative products

Building on our past successes, we are launching several new products or product extensions in 2005, including the following:

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Our new Maidenform Dream bra, scheduled to be released in the second half of 2005, which offers a new combination of intimate apparel technologies, including two-way stretch foam and higher thread count microfiber, to give excellent fit and soft feel on the body. This bra also has a clean, seamless front and fuller coverage, making it appealing to a wide range of women's style and size preferences.

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The new Maidenform One Fabulous Fit Full Support collection of bras, which is a reinterpretation of our best-selling styles for the full-figured woman. The collection features our two-way stretch foam for comfort, shaping and opacity, designed in a manner to provide shape without increasing size.

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The new Maidenform Feeling Sexy Bra, which is a collection of everyday push-up bras featuring three levels of lift: gentle, maximum and extreme.

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The new Maidenform One Fab Fit panties collection, which features panties with comfort waistbands for smooth, gentle shaping and coordinates with the One Fabulous Fit bra collection.

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The new Flexees One Fabulous Body shapewear collection, which features lightweight control wear for smooth, gentle shaping. Utilizing our two-way stretch foam, it is designed as a body-liner for a sleeker, sexier shape, attracting a more contemporary consumer.

We intend to build upon our past successes in innovation by continuing to be the first-to-market with new product features and designs. We plan to do this in a manner that expands our consumer base with limited impact on the sales of existing products. We expect that this will result in an increase in our inventory levels and the number of SKUs we carry. To further assist us in this effort, we are planning to increase the size of our merchandising and design teams, as well as our research and development operations in Asia.

Increase market share in department stores and national chains

We plan to increase our market share in department stores and national chains primarily through the introduction of new products and product extensions, and increased consumer identification with our brands. We will continue to leverage our expertise in our core product lines to develop new products and extensions of existing products specifically designed for these channels, such as the Maidenform Dream collection to be released in the second half of 2005. For example, we presently intend to expand our special occasion bra and shapewear collections, as well as our value-priced bra collections. We are increasing our marketing spending and strengthening our brand-building efforts. Most of our advertising spending is on the Maidenform brand, which is primarily sold in the department store and national chain channels. In addition to our advertising efforts, we will continue our efforts to enhance point-of-sale presentation through the use of displays that clearly present our products on the retail floors of department stores and national chains.

Expand presence in mass merchant channel

We believe this is a fast-growing distribution channel and we intend to leverage the growth in square footage of our customers to increase our sales to this channel. We intend to continue to grow and expand our market share at existing locations and increase the number of doors (distinct locations operated by a particular retailer) at which we sell our products in the mass merchant channel, and have identified and implemented several key initiatives to accomplish this. Our global sourcing strategy has enabled us to develop product offerings that are priced competitively in the mass merchant channel. As a result, we have experienced strong growth in our sales to the mass merchant channel since 2001. We were selected by Wal-Mart as the "Supplier of the Year for the Bra Department" for 2004 and received a "Vendor Award of Excellence" from Target for 2003. Our success is demonstrated by having received commitments from both Wal-Mart and Target for increased selling space in existing doors as well as selling space in an additional number of doors in 2005.

Expand our international presence

Our products are currently distributed in 48 foreign countries and territories, representing approximately 5.5% of our net sales in 2004 and 5.9% of our net sales for the three months ended April 2, 2005. The majority of these international sales are generated in Canada and the United Kingdom. We intend to continue to focus our international selling efforts in markets with consumer preferences similar to those found in the United States, including the United Kingdom and Canada. In the United Kingdom, we launched the Maidenform brand at Debenhams in 2003 and, following successful tests, launched at the House of Fraser and John Lewis Partnership in 2004. In Canada, we launched our Self Expressions brand at Zellers and our Sweet Nothings brand at Wal-Mart, both in 2004. In the fourth quarter of 2004, Sears Canada added the Maidenform brand to the Lilyette and Flexees lines it was already selling. We are also experiencing sales growth in Belgium, Luxembourg, the Netherlands, Russia and the Scandinavian countries.

We believe that there is a continuing opportunity to grow our brands and develop our presence in the United Kingdom, Canada and elsewhere. We believe our expansion in Europe will further enhance the overall image of our brands.

Continue to improve product sourcing

We are in the process of completing our transition from manufacturing in our own plants to globally sourced, store-ready, finished products from third-party manufacturers located primarily throughout the Asia-Pacific region. We identify and mandate the raw materials and the sub-contractors we want these suppliers to use. We expect that all of our products will be manufactured by third parties by the end of 2005. As we have increased the percentage of our products that are sourced from third-party manufacturers, we have enjoyed significant cost reductions, resulting in margin improvements. In connection with this increase in products sourced from third-party manufacturers, we have significantly reduced our number of employees since 2001 and we expect further material reductions in headcount by the end of 2005.

We are expanding the number of our sourcing partners in an effort to achieve efficient product supply to the marketplace and provide the appropriate balance of flexibility and diversity necessary to service the ever-changing needs of the retailer and the consumer. We intend to continue to reduce our dependence on internal production and increase the share of sourced products while multi-sourcing our largest selling items at various facilities and with diverse suppliers in order to improve service and pricing levels. We are upgrading and implementing new technologies that will enable us to better communicate with our sourcing partners and to track product in production and in transit.

Make selective acquisitions

We plan to target select strategic acquisitions in order to grow our consumer base and we would utilize the acquired companies to complement the products, channels and geographic reach of our existing portfolio. We believe that acquisitions could enhance our product offering to retailers and provide potential growth. We believe we can leverage our core competencies such as product development, brand management, logistics and marketing to create significant value from the acquired businesses.

PRODUCTS AND BRANDS

We sell a broad range of intimate apparel products including bras, panties and shapewear under the following brands:

We sell a collection of bras and panties under the Maidenform brand primarily at department stores, national chains and our company-operated outlet stores and website. Maidenform branded bras are best described as "everyday comfort" bras with excellent fit, affordability and beautiful styling, offering a woman sophistication and style. The target consumers of our Maidenform branded products are women between the ages of 25 and 54 with a career or active lifestyle. Product lines under the Maidenform brand name include:

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One Fabulous Fit:    bras which feature two-way stretch foam lining for opacity, comfort and excellent fit.

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One Fab Fit Panties:    a new collection of updated basic panties featuring the luxury of satin and lace, and coordinating with the One Fabulous Fit bras.

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One Fabulous Moment:    special occasion bras and panties featuring simple elegance and exquisite detailing.

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I Value Luxury:    bras and panties emphasizing comfort, style and luxury for the value conscious woman.

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One Fabulous Fit Full Support:    a collection of bras which is a reinterpretation of our best-selling styles for the full-figured woman. The collection features our two-way stretch foam for comfort, shaping and opacity, designed in a manner to provide shape without increasing size.

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The Dream Collection:    the Dream bra will be introduced in retail stores in the second half of 2005. This bra offers a new combination of intimate apparel technologies including two-way stretch foam and higher thread count microfiber to give excellent fit and soft feel on the body. This bra also has a clean, seamless front and fuller coverage, making it appealing to a wide range of women's style and size preferences.

Flexees is a collection of shapewear products sold primarily in department stores and national chains. Shapewear products create a more slimmed and toned appearance. Examples of shapewear include high leg briefs, full briefs, waist nipper briefs, waist nippers, body briefers, control slips and control camisoles. Flexees products serve as an under layer for all types of clothing, offering a woman comfort and flexibility while slimming and shaping. Flexees is designed with shape defining properties to provide a range of control from firm to lighter control. The target consumers of our Flexees products are women between the ages of 25 and 64. Product lines under the Flexees brand name include:

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One Fabulous Body:    a collection of lightweight, comfortable control wear for smooth, gentle shaping crafted from a luxurious two-way stretch foam that molds to the body for a comfortable fit. These everyday control pieces are worn as a body-liner and flatter the body under today's ready-to-wear clothing.

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Beautiful Shaping:    this collection provides women with a combination of comfort, femininity and function.

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No Show:    these seamless products offer a luxurious fabric with firm control and no elastic leg bands.

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Instant Slimmer:    firm control shapewear with added coverage. Each product in this product line is designed to provide extra control for the areas of the body most targeted by the consumer.

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Valuable Solutions:    shapewear that combines comfort, style and luxury for the value conscious woman.

Flexees is a leader in the shapewear market with products that offer innovative technology with consumer-friendly comfort and styling. With the introduction of One Fabulous Body, a lightweight control product, we are more aggressively targeting the contemporary woman consumer. Flexees is the number one brand of shapewear in department stores with a 43.1% market share. In 2004, Flexees products represented 15 of the top 25 selling styles in department stores and 17 of the top 25 selling styles in national chains.

Lilyette is a collection of bras for the full-figured woman sold primarily in department stores, national chains and our company-operated outlet stores. Focused on the minimizer category, Lilyette bras are targeted at larger-chested women between the ages of 25 and 54, and are typically offered in cup sizes of C and larger. The Lilyette brand represents elegant quality at a good value.

Other brands

d	a collection of bras, panties and shapewear sold in the United States at Target and in Canada at Zellers
d	a collection of bras and panties sold at Wal-Mart
d	multi-packs of intimate apparel sold at Costco
d	a collection of bras and panties sold at Sears
d	a collection of shapewear sold at Sears

Private label

We selectively sell bras and shapewear under private labels for certain of our customers, including a specialty retailer, and we currently have a test marketing program in place for private label merchandise with a U.K. department store.

DISTRIBUTION CHANNELS

Our distribution of bras, panties and shapewear is primarily achieved through the following channels:

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department stores, such as Bloomingdale's, Macy's, Lord & Taylor, Marshall Field's and Belk;

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national chains, such as Kohl's, JCPenney, Mervyn's and Sears;

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mass merchants, such as Wal-Mart, Target and Costco;

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specialty stores;

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off-price retailers;

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our 81 company-operated outlet stores; and

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our website, www.maidenform.com.

Our diversified brand and product portfolio allows us to target a variety of channels and price points without causing channel conflict. In 2004, we derived 83.6% of our net sales from our wholesale channels and 16.4% of our net sales from our retail channels.

Domestic wholesale distribution

We enjoy longstanding relationships with industry-leading customers in our wholesale channel. Our major wholesale customers include Federated, May, JCPenney, Kohl's, Mervyn's, Sears, Target, Wal-Mart and Costco. In 2004, net sales from our ten largest customers totaled $217.6 million, or 64.6% of total net sales, and 77.2% of our total wholesale net sales. In the three months ended April 2, 2005, net sales from our ten largest customers totaled $72.0 million, or 71.9% of total net sales, and 79.8% of our total wholesale net sales.

Department Stores

Department store customers, such as Federated and May, comprise a significant portion of our wholesale net sales and provide meaningful awareness and validation of our brands. The origins of our iconic brands are closely linked to department stores, which is where our traditional core consumer continues to shop in significant magnitude. We continue to invest in increasing our market share in this channel.

National Chains

We currently sell to many large national chains, including JCPenney, Kohl's, Mervyn's and Sears. This channel represents a significant growth opportunity for us. In the spring of 2004, we launched the Maidenform brand at JCPenney. In addition, we sell bras, panties and shapewear at Sears under the dedicated Rendezvous and Subtract brands. We view this channel as an area for continued growth.

Mass Merchants

The mass merchant channel includes mass merchants and warehouse clubs. Our approach to the mass merchant market is to use our other brands that leverage the Maidenform name and product technology, but are separate brands with distinctly different logos. In addition, these products are similar in style to Maidenform branded products, but are typically produced with materials more appropriate for this price point. Mass merchant distribution accounts for a significant portion of our projected growth. Both Target and Wal-Mart have recently significantly increased their display space for our products. We were selected by Wal-Mart as the "Supplier of the Year for the Bra Department" for 2004 and received a "Vendor Award of Excellence" from Target for 2003. Our sales in the warehouse club channel are primarily to Costco. We sell intimate apparel products at Costco under the Bodymates and Flexees brands. We view this channel as an area for continued growth.

Other

We sell through several other channels that include the specialty retailer channel, in which we sell private label bras and shapewear, the e-commerce channel, including directly through Amazon.com, and the off-price retailer channel. Our sales through these channels represent a small percentage of our sales.

Domestic retail distribution

We sell our products directly to consumers through our 81 company-operated outlet stores, and our website.

Company-Operated Outlet Stores

We operate 81 outlet stores through which we primarily sell our branded products. In addition, we sell products such as slips, camisoles and teen bras under the Maidenform label which we purchase from our licensees and other third-party vendors.

We regularly review our real-estate portfolio in order to optimize our store base. Our company-operated outlet stores reduce our dependence on off-price retailers, to which excess merchandise is typically sold at or below cost, and increase brand awareness through direct-to-consumer sales of our products. Retail stores also provide us with a unique opportunity to test consumer response to new products in an environment entirely within our control. Our company-operated outlet stores have an average footprint size of approximately 2,600 square feet.

Our Website

Our website, which we operate through a wholly owned subsidiary, is designed to heighten brand awareness and serve as a channel for our products to be sold directly to consumers. Online sales are expected to increase as a result of our more contemporary target audience, our updated website and our increased market share.

International

We have had a limited international presence to date. We are actively looking to expand our business in international markets, particularly in the United Kingdom and Canada. International sales increased by 34.8% in 2004 as compared to 2003, and by 71.7% during the three months ended April 2, 2005 as compared to during the three months ended March 27, 2004. We maintain a distribution center in Shannon, Ireland, to serve our existing European markets.

In Canada, we have launched our Self Expressions brand at Zellers and our Sweet Nothings brand at Wal-Mart. We are also selling a full range of Maidenform, Flexees and Lilyette branded products to Sears and Hudson's Bay Company in Canada.

In the United Kingdom, we launched the Maidenform brand at Debenhams plc in 2003 and, following successful tests, launched in the House of Fraser and John Lewis Partnership in 2004. We are also experiencing sales growth in Belgium, Luxembourg, the Netherlands, Russia and the Scandinavian countries.

Licensing

We also generate net sales from licensing our brand names to qualified partners for natural line extensions in the intimate apparel market such as sleepwear, teen bras and panties, bra accessories, socks and slippers. Licensing royalties have accounted for less than 1% of our total net sales. Our licensed products are sold at department stores, national chains and mass merchants, at our company-operated outlet stores and through our website. We believe this gives us the opportunity to introduce our brands to new consumers at a relatively early age. We believe that we can potentially expand our licensing activities beyond our current offerings.

MERCHANDISING AND DESIGN

Today, we continue to focus on innovation across all product lines. Our new product designs are typically conceived by our merchandising teams, which are generally organized by channel (e.g., department stores, national chains or mass merchants).

These merchandising teams first work together to develop broad new product concepts that reflect women's changing tastes, new fabric improvements and manufacturing innovations. Subsequently, the merchandising team for each channel works independently to interpret the broad new product concepts into the price points specific to such channel. We also have research and development personnel who assist in this stage of development by working to both develop new technologies and also meet with our manufacturers to review their new technologies. Once the new product concepts are created, our designers develop the detailing and work with our sourcing partners to generate a prototype. Our product and cost engineers work with these new products and sourcing partners to ensure product fit and quality consistently meet our stringent specifications prior to manufacture, as well as to ensure products are made in a cost-efficient manner.

Our design personnel and research and development team operate as a shared resource available to all merchandising teams. Our merchandising, design and research and development operations all report to the Senior Vice President of merchandising and design.

SALES AND MARKETING

Existing and potential customers view our latest product lines and place orders during marketing periods that take place twice a year, in the spring and fall. Throughout the year, goods are continuously ordered on a replenishment basis, typically at weekly intervals. In addition, most of our customers order new styles, products or colors in advance in order to ensure sufficient quantity.

Our marketing team operates as a shared resource across channels to maximize productivity and creativity. We focus our advertising and promotional spending on brand and/or product specific advertising, primarily through point-of-sale product displays, visuals and individual in-store promotions. We also spend a significant portion of our advertising budget on co-op advertising, which constitutes contributions to the advertising cost of our products by retailers.

MANUFACTURING AND SOURCING

We source our products from a network of quality manufacturers in China, Hong Kong, Indonesia, Macau, the Philippines, Sri Lanka and Thailand, among other countries. In 2004, approximately 84% of our products by dollar volume on a finished goods basis were sourced from these countries. In 2004, we reduced our dependence on China and Hong Kong by increasing our sourcing from suppliers located in Indonesia and Thailand. We expect that all of our products will be manufactured by third parties by the end of 2005. In the future, we may source our products from Bangladesh, Egypt, India and other countries as well.

Our strategy is to continue to move towards sourcing our largest selling items from multiple facilities and suppliers for better service and lower cost. This also serves to reduce the risk associated with geopolitical disruptions or with concentration in any one location or with any one supplier. Our top five suppliers represented 69% of our total sourcing by dollar volume in 2004, and are expected to represent approximately 74% in 2005. We believe we source our finished products on favorable terms.

All purchase orders are fixed price and denominated in U.S. dollars, minimizing the risks associated with short-term fluctuations in currency or raw material prices. We are regularly focused on improving our sourcing and shipping processes. We are implementing new technologies to assist in gathering information and responding to bids from vendors, tracking the progress of production at our third-party manufacturers, and monitoring the location and status of goods in transit.

In 2004, we manufactured approximately 16% of our products in our own facilities, primarily Flexees products. These products were cut at our facility in Jacksonville, Florida and assembled in two sewing facilities operated on the Yucatan Peninsula in Mexico. As of April 2, 2005, we employed approximately 500 people in Jacksonville and Mexico. We have subsequently closed one of our Mexican facilities and expect to close the other facility later this year and shift this manufacturing to third-party sources.

COMPETITION

The intimate apparel industry is highly competitive. We believe, however, that our combination of brand strength, size, design capability and operational expertise position us well against our competitors. Competition is generally based upon product quality, brand name recognition, price, selection, customer service and purchasing convenience. Our primary competitors include Gap Inc., Jockey International, Inc., Kellwood Company, the Lane Bryant division of Charming Shoppes, Inc., Sara Lee Corporation, Triumph International, VF Corporation, the Victoria's Secret division of Limited Brands, Inc., Wacoal Corp. and The Warnaco Group, Inc. Additionally, department stores, national chains, specialty stores and other retailers, including our customers, have significant private label product offerings that compete with us. Because of the highly fragmented nature of the industry, we also compete with many small manufacturers and retailers. Some of our competitors are much larger than us and have greater resources than we do.

We offer a diversified portfolio of brands across a wide range of price points in several channels of distribution in an effort to appeal to a broad cross-section of consumers. We believe that our ability to serve multiple distribution channels with a diversified portfolio of products under widely recognized brand names distinguishes us from many of our competitors.

ENVIRONMENTAL MATTERS

We are subject to various federal, state and local laws and regulations that govern activities or operations that may have adverse environmental or health and safety effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties and costs. Compliance with environmental laws and regulations has not had a material impact on our operations, but there can be no assurance that future compliance with such laws and regulations will not have a material adverse effect on our operations. While we believe that we do not face any environmental issues that would have a material adverse impact on our financial position, operations or results of operations, current environmental requirements may change or become more stringent, unforeseen environmental incidents may occur, or environmental conditions may be discovered on our properties or in connection with our operations, any of which could have a material adverse effect on our financial position, operations or results of operations.

TRADEMARKS, COPYRIGHTS AND LICENSING AGREEMENTS

We own a portfolio of highly recognized trademarks and trade names, including Maidenform, Flexees, Lilyette, Sweet Nothings, Self Expressions, Rendezvous, Subtract, Bodymates, One Fabulous Fit, One Fab Fit, One Fabulous Moment, One Fabulous Feel, One Fabulous Body, Dream, Instant Slimmer, Valuable Solutions and I Value Luxury. We also own copyrights. These intellectual property rights are important to our marketing efforts. Our owned brands are protected by registration or otherwise in the United States and most other markets where our brands are sold. These intellectual property rights are enforced and protected from time to time by litigation.

Each trademark registration in the United States has a duration of ten years and is subject to an indefinite number of renewals for a like period upon appropriate application. The duration of proprietary rights in trademarks, service marks and trade names in the United States, whether registered or not, is predicated on our continued use. Trademarks registered outside of the United States have a duration of between seven and fourteen years depending upon the jurisdiction and are also generally subject to an indefinite number of renewals for a like period upon appropriate application. We are using all of our material marks. Maidenform®, Flexees®, Lilyette®, Sweet Nothings®, Self Expressions®, Rendezvous®, Subtract® and Dream® are some of the trademarks that we have registered with the U.S. Patent and Trademark Office and analogous agencies in other markets where our brands are sold. We have renewed the registrations (or applied for variant forms of the registration, where appropriate, to assure continued protection) of our material registered trademarks. We plan to continue to use all of our material brand names and marks and to renew the registrations of all of our material registered trademarks so long as we continue to use them.

We have granted licenses to other parties to manufacture and sell specified products under our trademarks in specified distribution channels and geographic areas. Some of these license agreements contain minimum annual licensing and advertising commitments. Some are for a short term and may not contain specific renewal options. We do not license from third parties any trademarks that are material to our business.

IMPORTS AND IMPORT RESTRICTIONS

Our operations are, or may become, subject to various existing and proposed international trade agreements and regulations such as the North American Free Trade Agreement, the Central American Free Trade Agreement and the Caribbean Basin Initiative, and the activities and regulations of the World Trade Organization, or WTO. Generally, these trade agreements benefit our business by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country. However, trade agreements can also impose requirements that negatively affect our business, such as limiting the countries from which we can purchase raw materials and setting quantitative limits on products that may be imported from a particular country. We are exposed to these risks as we import goods from third party suppliers in Asia and, for the next several weeks, from our owned manufacturing facility in Mexico.

In general, previously existing quotas on the importation of fabrics and apparel were phased out over a ten-year period that ended on January 1, 2005. Such quotas were phased out in 1998 for cotton bras and in 2002 for man-made bras. These phased-out quotas only applied to WTO-member countries. With China's accession to the WTO in 2001, the phase-out completed on January 1, 2005 was applicable to that country as well. Given this short time frame, however, a "safeguard" mechanism was established with respect to China only. The safeguard mechanism is a transition rule to protect against surges of imports from China that would disrupt the domestic market in such goods. On December 24, 2003, the U.S. government imposed a safeguard quota on imports of bras and other foundation garments. The quota was set at 107% of the volume of imports (measured in units rather than dollar value) of the actual imports in the twelve-month period ended two months before the month the safeguard protection was invoked. This quota was filled as of November 28, 2004, resulting in no imports of bras and certain shapewear products from China from that date through December 23, 2004.

The U.S. government self-initiated a safeguard inquiry with respect to panties and has imposed a safeguard quota that has resulted in an embargo on panties imported from China into the United States, which forecloses any such imports through the end of the 2005 calendar year. A new petition to impose another safeguard quota on the importation of bras and certain shapewear from China has been filed which, if implemented, could limit the number of bras and certain shapewear we are able to import from China in the period covered by the safeguard. The safeguard with respect to panties that has been implemented and the other safeguards that could be implemented can have a disruptive effect on the regular flow of products to fill orders. In anticipation of this possibility, we have been sourcing from other countries in the Asia-Pacific region and should be able to shift production as necessary in order to reduce the risk of adverse consequences from an embargo. The safeguard mechanism expires and no actions can be invoked after December 31, 2008.

Apart from safeguards with respect to China, there remain all of the normal General Agreement on Tariffs and Trade, or GATT, protections that might be invoked by the United States against China or any other trading party, such as anti-dumping petitions which could result in extra duty applied, anti-subsidy protections which could result in countervailing duties, and any action proving violation of WTO rules could lead to extra tariffs.

Management regularly monitors new developments and risks related to duties, tariffs, quantitative limits and other trade-related matters, pending with the United States and foreign governments, for potential positive or negative effects on our operations. In response to the changing import environment resulting from the elimination of quotas, management has chosen to continue its transition to sourcing a greater proportion of our products. We limit our sourcing exposure through, among other measures, geographic diversification and shifts among countries and contractors. We will continue to manage our supply chain from a global perspective and adjust as needed to changes in the quota environment.

The United States and other countries in which our products are manufactured and sold may impose new duties, tariffs, change standards for the classification of products or other restrictions. Any of these actions could impact our ability to import products at current or increased levels.

GOVERNMENT REGULATION

We are subject to federal, state and local laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission and various environmental laws and regulations. Our international businesses are subject to similar regulations in the countries where they operate. Our operations are also subject to various international trade agreements and regulations. See "—Imports and Import Restrictions" above. We believe that we are in compliance in all material respects with all applicable governmental regulations.

EMPLOYEES

As of January 1, 2005, we had approximately 2,000 employees. We consider our relationships with our employees to be satisfactory and have not experienced any significant interruptions of operations due to labor disagreements since 1978. Our union employees are represented by the UNITE-HERE and Local 153 of OPEIU unions. In October 2003, we negotiated a three-year contract with UNITE-HERE that covers approximately 256 employees primarily at our Jacksonville, Fayetteville and Bayonne locations, and expires on September 30, 2006. Our union contract with OPEIU covers 21 employees at our headquarters in Bayonne, New Jersey and expires on September 30, 2005.

We expect our total number of employees to be approximately 1,300 by the end of the 2005 fiscal year due to the expected closure later this year of our manufacturing facility in Jacksonville, Florida and our remaining manufacturing facility on the Yucatan Peninsula in Mexico. See "—Manufacturing and Sourcing."

PROPERTIES

Our company headquarters are located in Bayonne, New Jersey and house the corporate, marketing, merchandising and design functions. We own the entire building, which is approximately 98,700 square feet. We also own our 122,250 square foot cutting facility located at 6500 Youngerman Circle, Jacksonville, Florida. We have recently engaged a real estate broker to sell this facility. We currently lease our 11,250 square foot New York City showroom, which is located at 200 Madison Avenue. The lease for the showroom expires on June 30, 2006.

We have two distribution centers. We own our distribution center located at 800 Technology Drive, Fayetteville, North Carolina, which is approximately 262,000 square feet in size and serves our U.S. and Canadian businesses. We currently lease our distribution center located in Shannon, Ireland, which is approximately 21,000 square feet and serves our U.K. and European businesses. This lease expires on May 26, 2016, but may be terminated by us at any time on one year's notice.

We own our manufacturing facility on the Yucatan Peninsula in Mexico, a 65,000 square foot facility in Vallodalid, which we expect to sell by the end of 2005.

We currently operate 81 outlet stores in 32 states and Puerto Rico. All of these store locations are leased with an average remaining lease period of 2.6 years and lease expiration dates ranging from 2005 to 2015. We also lease space for a sourcing office in Hong Kong.

We believe that our existing space is adequate for our current operations. We believe that suitable replacement and additional space will be available in the future on commercially reasonable terms.

LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings. We are subject to various claims and legal actions arising from time to time in the ordinary course of business.

Management

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The executive officers, key employees and directors of Maidenform Brands, Inc. and their ages and positions as of July 21, 2005, are:

Name	Age	Position

Executive Officers
Thomas J. Ward	58	Chief Executive Officer and Vice Chairman of the Board of Directors
Maurice S. Reznik	51	President
Dorvin D. Lively	47	Executive Vice President and Chief Financial Officer
Steven N. Masket	51	Executive Vice President, General Counsel and Secretary
Key Employees
Steven Nelson	56	Senior Vice President, Finance
James Lunney	43	Senior Vice President, Global Operations
Cindy Davis	44	Senior Vice President, Retail and Licensing
Manette Scheininger	48	Senior Vice President, Merchandising and Design
Directors
David B. Kaplan	37	Chairman of the Board of Directors
Norman Axelrod(1)(3)	52	Director
Barbara Eisenberg(2)(3)	59	Director
Scott Graves(1)(2)	34	Director
Karen Rose(2)(3)	56	Director
Bennett Rosenthal	41	Director
Adam L. Stein	29	Director

(1)
Member of our compensation committee, effective upon consummation of this offering.

(2)
Member of our audit committee, effective upon consummation of this offering.

(3)
Member of our nominating and governance committee, effective upon consummation of this offering.

MANAGEMENT

Thomas J. Ward has been Chief Executive Officer and a director of Maidenform, Inc. since July 2001. He served as Chairman of the Board of Directors from May 11, 2004 until April 2005, at which time our board of directors determined that it would be preferable, in anticipation of becoming a publicly-traded company, to have a non-executive Chairman. Mr. Ward currently serves as our Vice Chairman of the Board of Directors. From July 2001 until May 2004, Mr. Ward was also President of Maidenform, Inc. Prior to joining us, Mr. Ward served as Chairman of Thomas Ward Associates, LLC, consulting with Coles Myer Ltd., Australia's largest retailer, from March 2001 to August 2001. Prior to that, Mr. Ward spent 31 years with Westpoint Stevens, Inc., where he held various positions including President and Chief Operating Officer from 1997 to 2000. Mr. Ward is a member of the Board of Trustees and Treasurer of Marist College, a member of the board of the education foundation for the fashion industries at Fashion Institute of Technology, State University of New York, and a director of the American Apparel and Footwear Association. Mr. Ward received a B.A. in Business from Marist College and attended Drexel University Business School.

Maurice S. Reznik has been President since May 2004 and is responsible for marketing, merchandising, design and sales for both branded and private label products. From April 1998 to May 2004,

Mr. Reznik was President of the Maidenform division of our predecessor company. In the 19 years prior to joining us, Mr. Reznik held various sales and management positions in the intimate apparel industry, most recently as President of Warner's Intimate Apparel Group, a division of Warnaco, Inc. from June 1994 to September 1997. Prior to that, Mr. Reznik also held a series of positions with VF Corporation and Sara Lee Corporation. Mr. Reznik received a B.A. in Economics from Queens College in New York City.

Dorvin D. Lively has been our Chief Financial Officer and an Executive Vice President since November 2004. Prior to joining us, Mr. Lively served as Senior Vice President and Corporate Controller of Toys "R" Us, Inc. from January 2001 until October 2004. From October 1998 until January 2001, Mr. Lively was Senior Vice President and Corporate Controller of The Reader's Digest Association. Mr. Lively has also served as the Chief Financial Officer of Silverado Foods, Inc. and in a variety of financial management positions with PepsiCo, Inc. Mr. Lively is a certified public accountant who began his career with Arthur Andersen. Mr. Lively served as a Professional Accounting Fellow with the Financial Accounting Standards Board and is a member of the Arkansas and Oklahoma Society of Certified Public Accountants. Mr. Lively received a B.A. in Accounting from the University of Arkansas.

Steven N. Masket has been our Executive Vice President, General Counsel and Secretary since 1995. Prior to that, Mr. Masket was General Counsel and Secretary since 1986. Prior to joining us as Assistant General Counsel in 1982, Mr. Masket practiced law in New York City for four years. Mr. Masket also served as an industry advisor to the textile program of the Commerce Department and United States Trade Representative's Office as well as a trustee of the UNITE-HERE National Retirement Fund. Mr. Masket received an A.B. in Religion from Vassar College and a J.D. from Columbia University School of Law.

Steven Nelson has been our Senior Vice President of Finance since August 2004 and is responsible for our treasury, financial accounting, accounts receivables and payables, inventory management and data center. From May 1998 until August 2004, Mr. Nelson was Vice President of Finance. Prior to joining us, Mr. Nelson spent 21 years with Warnaco Group, Inc., where he held various positions including Vice President of Finance and Chief Financial Officer for Warner's Intimate Apparel Group. Mr. Nelson received a B.S. in Business Management and an M.S. in Accounting from the University of New Haven.

James Lunney has been Senior Vice President of Global Operations since May 2004. In June 1999, Mr. Lunney became Director of Distribution and was appointed Senior Vice President Manufacturing Operations and Distribution in October 2001. Prior to joining us, Mr. Lunney spent seven years at Sara Lee where he was the Director of Operations for the Champion/Jogbra division from 1996 to 1998, the Manager of Long Term Strategic Planning for the Bali division from 1994 to 1996 and the Manager of Product Development for the Bali division from 1991 to 1994. Prior to that, Mr. Lunney spent six years at VF Corporation. Mr. Lunney received a B.S. in Engineering from North Carolina State University.

Cindy Davis has been Senior Vice President, Retail and Licensing since January 2001. Prior to that, Ms. Davis was Senior Vice President of Retail from December 1996 until December 2000, after holding a series of positions of increasing responsibility, since joining us in January 1992. Ms. Davis attended the Business Management Program of Northridge University.

Manette Scheininger has been Senior Vice President, Merchandising and Design since September 2001. Prior to that she held various positions in both merchandising and marketing roles since joining us in 1980. Ms. Scheininger received a B.S. in Textile Design and Textile Science and an M.S. in Textile Science and Marketing from Cornell University.

BOARD OF DIRECTORS

David B. Kaplan has been Chairman of our Board of Directors since April 2005 and a director of Maidenform Brands since May 2004. Mr. Kaplan is a member of Ares Management and has served as a Partner in the Private Equity Group of Ares Management since April 2003. From 2000 through 2003, Mr. Kaplan was a Senior Principal of Shelter Capital Partners, LLC. From 1991 through 2000, Mr. Kaplan was affiliated with, and a Senior Partner of, Apollo Management, L.P., and its affiliates, where he served on various Boards of Directors including Allied Waste Industries, Inc., Dominick's Supermarkets Inc. and WMC Finance Co. Prior to that, Mr. Kaplan was an investment banker at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves as the Chairman of the Board of Directors of TPEP Holdings, Inc., and on the Board of Directors of Kinetics Holdings LLC. Mr. Kaplan also serves on the Board of Governors of Cedars-Sinai Hospital and the Board of Trustees of the Center for Early Education. Mr. Kaplan received a B.B.A. in Finance, graduating with High Distinction, Beta Gamma Sigma, from the University of Michigan School of Business Administration.

Norman Axelrod has been a director of Maidenform Brands since September 2004. Mr. Axelrod is currently Chief Executive Officer and Chairman of the Board of Directors of Linens 'n Things, Inc. Mr. Axelrod joined Linens 'n Things as Chief Executive Officer in 1988 and was elected to the additional position of Chairman of the Board in 1997. From 1976 to 1988, Mr. Axelrod held various management positions at Bloomingdale's, ending with Senior Vice President, General Merchandise Manager. Mr. Axelrod also serves on the board of directors of Reebok International Ltd. and Jaclyn, Inc. Mr. Axelrod received a B.S. in Management and Marketing from Lehigh University and an M.B.A. from New York University.

Barbara Eisenberg has been a director of Maidenform Brands since February 2005. Ms. Eisenberg is currently Executive Vice President, General Counsel and Corporate Secretary of Ann Taylor Stores Corp. and a Member of the Ann Taylor Corporate Executive Committee. Before joining Ann Taylor, Ms. Eisenberg was Senior Vice President, General Counsel and Corporate Secretary of J. Crew Group, Inc. from 1999 to 2001 and was Vice President, General Counsel and Corporate Secretary from 1998 until then. Prior to that, Ms. Eisenberg was Vice President, Associate General Counsel and Corporate Secretary at Burlington Industries, Inc. Ms. Eisenberg currently serves as a Member of the Board of Visitors of Columbia University School of Law. Ms. Eisenberg received a B.A. in International Relations from Barnard College and a J.D. from Columbia University School of Law.

Scott Graves has been a director of Maidenform, Inc. since March 2002 and became a director of Maidenform Brands in May 2004. Mr. Graves currently serves as a Senior Vice President of Oaktree Capital Management, LLC, a registered investment adviser, a position he has held since November 2001. Prior to that, Mr. Graves held various positions at William E. Simon & Sons, LLC, a private investment firm and merchant bank, most recently as Principal in its Private Equity Group from May 1998 until October 2001. Prior to that, Mr. Graves worked in the Mergers and Acquisitions Group of Merrill Lynch & Co. and at Price Waterhouse LLP. Mr. Graves currently serves on the board of directors of Pillowtex Corp. and Excellegence Learning Corp., both of which are public companies, and TopFlite Golf Company and Reeves Industries, Inc., both private companies. Mr. Graves received a B.A. in History from the University of California at Los Angeles and an M.B.A. in Entrepreneurial Finance from The Wharton School at the University of Pennsylvania. Mr. Graves is a certified public accountant.

Karen Rose has been a director of Maidenform Brands since January 2005. Ms. Rose is currently a business consultant. Ms. Rose was Group Vice President and Chief Financial Officer of The Clorox Company from December 1997 until her retirement in October 2003. Prior to that, Ms. Rose held various management positions including Director of Finance, Household Products Company and Vice President and Treasurer since joining Clorox in 1978. Ms. Rose currently serves on the Board of Directors of Fairmont Hotels and Resorts Inc. and is a member of the Board of Trustees of the

California College of the Arts. Ms. Rose received a B.A. in History from the University of Wisconsin and an M.B.A. in Finance from The Wharton School at the University of Pennsylvania.

Bennett Rosenthal has been a director of Maidenform Brands since May 2004. Mr. Rosenthal is a founding member of Ares Management and serves as a partner in the Private Equity Group of Ares Management. Mr. Rosenthal is Co-Chairman of the Board of Directors of Ares Capital Corporation, a publicly-traded business development company. Prior to joining Ares Management in March 1998, Mr. Rosenthal was a Managing Director in the Global Leveraged Finance Group at Merrill Lynch & Co. Mr. Rosenthal is currently a member of the boards of directors of AmeriQual Management, Inc., Douglas Dynamics Holdings, Inc., Marietta Holding Corporation, National Bedding Company, LLC and TPEP Holdings, Inc. Mr. Rosenthal received both a B.S. in Economics, graduating summa cum laude, and an M.B.A. in Finance, graduating with distinction, from The Wharton School at the University of Pennsylvania.

Adam L. Stein has been a director of Maidenform Brands since May 2004. Mr. Stein is a Vice President in the Private Equity Group of Ares Management. In September 2000, Mr. Stein joined Ares Management from Merrill Lynch & Co. At Merrill Lynch, Mr. Stein was an investment banker in the Global Leveraged Finance Group. Mr. Stein is a member of the board of directors of Marietta Holding Corporation. Mr. Stein received a B.B.A. in Business Administration with a concentration in Finance, graduating with distinction, from Emory University's Goizueta Business School.

COMPOSITION OF THE BOARD

Our board of directors currently consists of eight directors. Each director holds office until his or her term expires at our next annual meeting of stockholders or until his or her successor has been duly elected and qualified. Our board of directors has determined that four of our directors, Mses. Eisenberg and Rose and Messrs. Axelrod and Graves, are currently independent under the requirements of the NYSE, the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission's rules and regulations. The rules of the NYSE require that a majority of our board of directors qualify as "independent" according to the rules and regulations of the SEC and the NYSE no later than the first anniversary of the closing. We intend to have a board of directors comprised of a majority of independent directors within 12 months after the listing of our common stock on the NYSE in accordance with the transition period provided by the rules of the NYSE for issuers listing in conjunction with their initial public offering.

BOARD COMMITTEES

The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm; the scope of the annual audits as well as the results of the annual audits; approving audit and non-audit services provided to us by the independent registered public accounting firm as well as the fees for such services; the organization and scope of our internal system of audit, financial and disclosure controls; our financial reporting activities, including our annual report, and the accounting standards and principles followed; the performance of our independent registered public accounting firm; and the accounting practices of Maidenform Brands. Upon the consummation of this offering, the members of the Audit Committee will be Ms. Rose (Chair), Ms. Eisenberg and Mr. Graves. The board of directors has determined that each member of the Audit Committee is independent and that Ms. Rose meets the requirements for being an "audit committee financial expert" as defined by SEC regulations.

The Compensation Committee of the board of directors recommends reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. Upon the consummation of this offering, the members of the Compensation Committee will be Mr. Graves (Chair) and Mr. Axelrod. The board of directors has determined that each member of the Compensation Committee is independent.

The Nominating and Governance Committee of the board of directors will select nominees for director positions to be recommended by our board of directors for election as directors and for any vacancies in such positions. The Nominating and Governance Committee will consider nominees recommended by our stockholders, but has not established specific procedures for submission. The Nominating and Governance Committee will also oversee the evaluation of our board of directors and management, as well as develop and recommend to our board of directors a set of Corporate Governance Guidelines and a Code of Business Conduct and Ethics for our company. Upon the consummation of this offering, the members of the Nominating and Governance Committee will be Msses. Rose and Eisenberg and Mr. Axelrod. The board of directors has determined that each member of the Nominating and Governance Committee is independent.

Our board of directors may from time to time establish other committees as it deems necessary or appropriate.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee currently are Messrs. Graves, Kaplan and Stein, and, upon the consummation of this offering, the members of our Compensation Committee will be Mr. Graves (Chair) and Mr. Axelrod. From December 28, 2003 through May 10, 2004 (Predecessor period), the members of the Compensation Committee were Messrs. Graves, Charles M. Masson (Chair) and James A. Williams.

In the past fiscal year, no other individuals served on our Compensation Committee. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation.

DIRECTOR COMPENSATION

Directors who are also employees of Maidenform Brands or one of our stockholder affiliates receive no additional compensation for their services as directors. Directors who are not employees of Maidenform Brands or one of our stockholder affiliates receive an annual fee of $30,000 for attendance in person at meetings of the board of directors and any committees of the board of directors on which they serve and the Chair of our Audit Committee receives an additional annual fee of $10,000. In addition, they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at meetings.

In fiscal 2004, Mr. Axelrod was the only member of our board of directors who was not an employee of Maidenform Brands or one of our stockholder affiliates. In September 2004, Mr. Axelrod was granted options to purchase 18,287 shares of our common stock at an exercise price of $1.82 and options to purchase 18,287 shares of our common stock at an exercise price of $3.64 per share, pursuant to our 2004 Stock Option Plan for Non-Employee Directors. In January 2005, Ms. Rose, and in February 2005, Ms. Eisenberg, neither of whom are employees of Maidenform Brands or one of our stockholder affiliates, each joined our board of directors. In February 2005, each of Mses. Eisenberg and Rose was granted options to purchase 18,287 shares of our common stock at an exercise price of $1.82 and options to purchase 18,287 shares of our common stock at an exercise price of $3.64 per share pursuant to our 2004 Stock Option Plan for Non-Employee Directors. Each of the option grants described above vest and become exercisable in three equal annual installments.

EXECUTIVE COMPENSATION

The following table sets forth the compensation earned for all services rendered to us in all capacities during fiscal 2004 by our Chief Executive Officer and each of our other executive officers. We sometimes refer to these individuals elsewhere in this prospectus as "named executive officers."

Summary Compensation Table

				Long-Term Compensation Awards
	Annual Compensation(1)
						All other Compensation ($)
Name	Salary		Bonus	(#)(2)

Thomas J. Ward	$481,025		$670,787	1,028,652		—
Maurice S. Reznik	401,137		536,399	342,884		$1,209,719	(3)
Dorvin D. Lively	48,515	(4)	91,875	171,442		75,000	(5)
Steven N. Masket	251,227		169,979	91,436		250,000	(3)
Kevin E. Walsh(6)	247,926		—	91,436	(7)	928,454	(8)

(1)
The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits, securities or property received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less.

(2)
The options listed for Mr. Ward were granted on May 11, 2004; the options listed for Messrs. Reznik, Masket and Walsh were granted on August 5, 2004; and the options listed for Mr. Lively were granted on November 8, 2004. One half of the options received by each named executive officer were granted at an exercise price of $1.82 and the other half of such options were granted at an exercise price of $3.64. This column excludes the rollover options to purchase common and preferred stock of Maidenform Brands, Inc. These options were granted in connection with the Acquisition in substitution for outstanding in-the-money stock options previously granted at the then-current fair market value by Maidenform, Inc. These grants are more fully described in "—Stock Incentive Plans—Maidenform Brands, Inc. 2004 Rollover Stock Option Plan" and "Certain relationships and related party transactions—2004 Acquisition Transaction." Specifically, the rollover options that were granted to our named executive officers, and a summary of their material terms, are described in more detail in footnotes (2) through (5) of the "—Option grants in last fiscal year" table which follows this table.

(3)
Represents a bonus paid to the named executive officer in connection with the Acquisition.

(4)
Mr. Lively's employment with us commenced on November 8, 2004. His annualized salary for 2004 was $350,000.

(5)
Represents a signing bonus paid to Mr. Lively in connection with the commencement of his employment.

(6)
Mr. Walsh served as our Chief Financial Officer until his employment with us ceased as of October 15, 2004.

(7)
These options were subsequently cancelled in connection with the cessation of Mr. Walsh's employment.

(8)
Includes (i) $250,000 bonus paid to Mr. Walsh in connection with the Acquisition; (ii) $39,274 paid in compensation for accrued vacation time; and (iii) $639,180 paid in connection with the cessation of Mr. Walsh's employment.

Option grants in last fiscal year

The following table sets forth information regarding exercisable and unexercisable stock options granted to each of the named executive officers in the last fiscal year. No stock appreciation rights were granted to the named executive officers during the fiscal year ended January 1, 2005. Potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by the assumed market value on the date of grant, (2) assuming that the aggregate stock value derived from that calculation compounds annually for the entire term of the option, and (3) subtracting from that result the aggregate option exercise price.

	Individual Grants
			% of Total Options Granted to Employees in Fiscal Year (%)
	Number of Securities Underlying Options Granted (#)					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
				Exercise Price Per Share ($)
					Expiration Date
Name						5% ($)	10% ($)

Thomas J. Ward (2)	514,326		24.3	1.82	05/11/14	588,691	1,491,860
	514,326		24.3	3.64	05/11/14	1,177,383	2,983,720
Maurice S. Reznik (3)	171,442		8.1	1.82	08/05/14	196,230	497,287
	171,442		8.1	3.64	08/05/14	392,461	994,573
Dorvin D. Lively	85,721		4.0	1.82	11/08/14	98,115	248,643
	85,721		4.0	3.64	11/08/14	196,230	497,287
Steven N. Masket (4)	45,718		2.2	1.82	08/05/14	52,328	132,610
	45,718		2.2	3.64	08/05/14	104,657	265,220
Kevin E. Walsh (5)	45,718	(6)	2.2	1.82	08/05/14	52,328	132,610
	45,718	(6)	2.2	3.64	08/05/14	104,657	265,220

(1)
The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future stock price growth.

(2)
Excludes the rollover options to purchase common and preferred stock of Maidenform Brands, Inc. granted to Mr. Ward in 2004. These options were granted in connection with the Acquisition in substitution for outstanding in-the-money stock options previously granted at the then-current fair market value by Maidenform, Inc., and were granted at an exercise price and in an amount to equal the in-the-money value of the underlying options of Maidenform, Inc. which they replaced. These grants are more fully described in "—Stock Incentive Plans—Maidenform Brands, Inc. 2004 Rollover Stock Option Plan" and "Certain relationships and related party transactions—2004 Acquisition Transaction."

Specifically, Mr. Ward received each of the following rollover stock options:

  (A)
  an option to purchase 465,457.83 shares of our common stock with a "net" exercise price of $0.01 per share (representing an exercise price of $0.96 per share less an option adjustment amount of $0.95 per share). This option expires on 10/21/2012. The fair market value of the common stock on the date of grant is assumed to be $1.82 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $839,267, $1,243,332 and $1,807,072, respectively.

  (B)
  an option to purchase 8,462.87 shares of our preferred stock with a "net" exercise price of $0.82 per share (representing an exercise price of $52.82 per share less an option adjustment amount of $52.00 per share). This option expires on 10/21/2012. The fair market value of the preferred stock on the date of grant is assumed to be $100.00 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $839,267, $1,243,332 and $1,807,072, respectively. It is currently anticipated that these options to purchase preferred stock will be exercised, and the preferred stock received upon such exercise will be redeemed, concurrently with the consummation of this offering.

  (C)
  an option to purchase 89,143.74 shares of our common stock with a "net" exercise price of $0.01 per share (representing an exercise price of $0.96 per share less an option adjustment amount of $0.95 per share). This option expires on 11/26/2011. The fair market value of the common stock on the date of grant is assumed to be $1.82 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $160,733, $226,715 and $314,500, respectively.

(footnotes continue on following page)

    (D)
    an option to purchase 1,620.79 shares of our preferred stock with a "net" exercise price of $0.82 per share (representing an exercise price of $52.82 per share less an option adjustment amount of $52.00 per share). This option expires on 11/26/2011. The fair market value of the preferred stock on the date of grant is assumed to be $100.00 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $160,733, $226,715 and $314,500, respectively. It is currently anticipated that these options to purchase preferred stock will be exercised, and the preferred stock received upon such exercise will be redeemed, concurrently with the consummation of this offering.

(3)
Excludes the rollover options to purchase common and preferred stock of Maidenform Brands, Inc. granted to Mr. Reznik in 2004. These options were granted in connection with the Acquisition in substitution for outstanding in-the-money stock options previously granted at the then-current fair market value by Maidenform, Inc., and were granted at an exercise price and in an amount to equal the in-the-money value of the underlying options of Maidenform, Inc. which they replaced. These grants are more fully described in "—Stock Incentive Plans—Maidenform Brands, Inc. 2004 Rollover Stock Option Plan" and "Certain relationships and related party transactions—2004 Acquisition Transaction."

Specifically, Mr. Reznik received each of the following rollover stock options:

  (A)
  an option to purchase 142,764.57 shares of our common stock with a "net" exercise price of $0.06 per share (representing an exercise price of $1.01 per share less an option adjustment amount of $0.95 per share). This option expires on 1/28/2012. The fair market value of the common stock on the date of grant is assumed to be $1.82 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $250,000, $373,934 and $546,844, respectively.

  (B)
  an option to purchase 2,595.72 shares of our preferred stock with a "net" exercise price of $3.68 per share (representing an exercise price of $55.68 per share less an option adjustment amount of $52.00 per share). This option expires on 1/28/2012. The fair market value of the preferred stock on the date of grant is assumed to be $100.00 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $250,000, $373,934 and $546,844, respectively. It is currently anticipated that these options to purchase preferred stock will be exercised, and the preferred stock received upon such exercise will be redeemed, concurrently with the consummation of this offering.

(4)
Excludes the rollover options to purchase common and preferred stock of Maidenform Brands, Inc. granted to Mr. Masket in 2004. These options were granted in connection with the Acquisition in substitution for outstanding in-the-money stock options previously granted at the then-current fair market value by Maidenform, Inc., and were granted at an exercise price and in an amount to equal the in-the-money value of the underlying options of Maidenform, Inc. which they replaced. These grants are more fully described in "—Stock Incentive Plans—Maidenform Brands, Inc. 2004 Rollover Stock Option Plan" and "Certain relationships and related party transactions—2004 Acquisition Transaction."

Specifically, Mr. Masket received each of the following rollover stock options:

  (A)
  an option to purchase 35,691.14 shares of our common stock with a "net" exercise price of $0.06 per share (representing an exercise price of $1.01 per share less an option adjustment amount of $0.95 per share). This option expires on 1/28/2012. The fair market value of the common stock on the date of grant is assumed to be $1.82 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $62,500, $93,484 and $136,711, respectively.

  (B)
  an option to purchase 648.93 shares of our preferred stock with a "net" exercise price of $3.68 per share (representing an exercise price of $55.68 per share less an option adjustment amount of $52.00 per share). This option expires on 1/28/2012. The fair market value of the preferred stock on the date of grant is assumed to be $100.00 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $62,500, $93,484 and $136,711, respectively. It is currently anticipated that these options to purchase preferred stock will be exercised, and the preferred stock received upon such exercise will be redeemed, concurrently with the consummation of this offering.

(5)
Excludes the rollover options to purchase common and preferred stock of Maidenform Brands, Inc. granted to Mr. Walsh in 2004. These options were granted in connection with the Acquisition in substitution for outstanding in-the-money stock options previously granted at the then-current fair market value by Maidenform, Inc., and were granted at an exercise price and in an amount to equal the in-the-money value of the underlying options of Maidenform, Inc. which they replaced.

(footnotes continue on following page)

These grants are more fully described in "—Stock Incentive Plans—Maidenform Brands, Inc. 2004 Rollover Stock Option Plan" and "Certain relationships and related party transactions—2004 Acquisition Transaction."

Specifically, Mr. Walsh received each of the following rollover stock options:

  (A)
  an option to purchase 39,974.08 shares of our common stock with a "net" exercise price of $0.06 per share (representing an exercise price of $1.01 per share less an option adjustment amount of $0.95 per share). This option expires on 1/28/2012. The fair market value of the common stock on the date of grant is assumed to be $1.82 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $70,000, $104,702 and $153,116, respectively.

  (B)
  an option to purchase 726.80 shares of our preferred stock with a "net" exercise price of $3.68 per share (representing an exercise price of $55.68 per share less an option adjustment amount of $52.00 per share). This option expires on 1/28/2012. The fair market value of the preferred stock on the date of grant is assumed to be $100.00 per share. The potential realizable values, assuming 0%, 5% and 10% rates of appreciation for the option term, are $70,000, $104,702 and $153,116, respectively. It is currently anticipated that these options to purchase preferred stock will be exercised, and the preferred stock received upon such exercise will be redeemed, concurrently with the consummation of this offering.

The shares underlying these rollover options were repurchased by us in March 2005 in connection with the cessation of Mr. Walsh's employment with us.

(6)
These options were subsequently cancelled in connection with the cessation of Mr. Walsh's employment.

Aggregate option exercises in the fiscal year ended January 1, 2005 and fiscal year-end option values

The following table provides certain summary information concerning stock options held as of January 1, 2005 by each of the named executive officers. No options were exercised during fiscal 2004 by any of the named executive officers. The value of the unexercised in-the-money options at January 1, 2005 is based on the assumed fair market value of the common stock at January 1, 2005, less the exercise price of the option, multiplied by the number of shares underlying the options.

	Number of Securities Underlying Unexercised Options at January 1, 2005		Value of Unexercised In-the-Money Options at January 1, 2005 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas J. Ward (2)	683,183	900,071	$9,549,581	$10,593,830
Maurice S. Reznik (2)	142,765	342,884	2,061,520	4,035,745
Dorvin D. Lively	—	171,442	—	2,017,872
Steven N. Masket (2)	35,691	91,436	515,380	1,076,202
Kevin E. Walsh (2)(3)	39,974	—	577,226	—

(1)
There was no public trading market for our common stock as of January 1, 2005. The assumed fair market value of our common stock on that date, as determined for financial reporting purposes, was $14.50 per share.

(2)
Excludes the rollover options to purchase preferred stock of Maidenform Brands, Inc. granted to Messrs. Ward, Reznik, Masket and Walsh in 2004, each of which is fully vested. These grants are more fully described in "—Executive Compensation—Option grants in last fiscal year," "—Stock Incentive Plans—Maidenform Brands, Inc. 2004 Rollover Stock Option Plan" and "Certain relationships and related party transactions—2004 Acquisition Transaction." It is currently anticipated that these options to purchase preferred stock will be exercised, and the preferred stock received upon such exercise will be redeemed, concurrently with the consummation of this offering.

(3)
The shares underlying these options were repurchased by us in March 2005. See "Certain relationships and related party transactions—2004 Acquisition Transaction—Kevin E. Walsh."

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

Thomas J. Ward Employment Agreement

In May 2004, our wholly owned subsidiary, Maidenform, Inc., entered into an employment agreement with Thomas J. Ward, our Chief Executive Officer. The agreement is for an initial term of four years and will be automatically renewed for successive periods of one year unless either we or Mr. Ward decide to terminate the agreement on one year's notice. The agreement provides that Mr. Ward will receive a base salary of not less than $500,000 per year and that Mr. Ward shall be eligible to receive a bonus pursuant to our 2005 Annual Performance Bonus Plan. For each calendar year, Mr. Ward is eligible to receive a bonus of up to 140% of the base salary paid to Mr. Ward in such year based upon the achievement of certain predetermined criteria. Mr. Ward was granted an option to purchase 514,326 shares of our common stock at an exercise price of $1.82 per share and an option to purchase 514,326 shares of our common stock at an exercise price of $3.64 per share, each in accordance with the terms of our 2004 Stock Option Plan. These options vest and become exercisable in equal quarterly installments over a four year period for so long as Mr. Ward remains continuously employed by us, subject to 100% acceleration of vesting upon Mr. Ward's death or "disability," or upon a "change of control" (each as defined in the agreement). Mr. Ward is also entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

If Mr. Ward's employment is terminated by us without "cause" or by Mr. Ward with "good reason" (each as defined in the agreement), subject to Mr. Ward's execution of a general release of claims, Mr. Ward will be entitled to:

–>
receive a lump sum payment equal to two times the sum of his then current base salary plus his average annual bonus over the prior three calendar years;

–>
accelerated vesting of all stock options that would have otherwise vested during the 24 months following the date of such termination of employment; and

–>
continue to receive health coverage for himself and his eligible dependents, if he so elects, for a period of up to 18 months after such termination.

The terms of the agreement provide that Mr. Ward cannot compete with us through his participation in any business in competition with any business conducted by us until two years after the termination of his employment with us. Additionally, during such two year period, Mr. Ward is prohibited from directly or indirectly soliciting any of our customers for the purpose of selling any products or services similar or comparable to our products and services. The agreement also prohibits Mr. Ward from attempting to influence any of our suppliers, customers or potential customers from terminating or modifying any of their agreements with us, or from attempting to influence any employee from terminating or modifying his employment with us. The agreement also contains proprietary information and confidentiality provisions.

Maurice S. Reznik Employment Agreement

On June 14, 2005, Maidenform, Inc. entered into an employment agreement with Maurice S. Reznik, our President, which supersedes Mr. Reznik's prior employment agreement, dated as of June 1, 1998. The agreement will be automatically renewed for successive periods of one year unless either we or Mr. Reznik decide to terminate the agreement on 120 days' notice. The agreement provides that Mr. Reznik will receive a base salary of not less than $430,000 per year and a bonus of up to 140% of the base salary paid to Mr. Reznik in each calendar year based upon the achievement of certain predetermined financial and non-financial performance criteria. Mr. Reznik is also entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

If Mr. Reznik's employment is terminated by us without "cause" or by Mr. Reznik with "good reason" (each as defined in the agreement), or if we elect not to extend the term of the agreement, subject to Mr. Reznik's execution of a general release of claims, Mr. Reznik will be entitled to:

–>
a lump sum payment equal to 150% of his then current base salary, payable within 30 days of the effective date of his termination (or such late date as required under Section 409A of the Internal Revenue Code); and

–>
a lump sum payment equal to Mr. Reznik's average annual bonus over the three calendar years immediately preceding his termination of employment, payable within 30 days of the date of termination of employment or such later date as required under Section 409A of the Internal Revenue Code;

–>
if Mr. Reznik (or his dependents) timely elect coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") we will pay the cost of such COBRA coverage in an amount equal to 100% of the monthly premium for such coverage for 18 months; and

–>
we will provide Mr. Reznik with outplacement services, subject to limitations.

With respect to stock options granted to Mr. Reznik prior to May 2005 that were unvested as of December 31, 2004, upon a termination of employment by us without "cause" or by Mr. Reznik for "good reason" or as a result of non-extension of the term of employment by us, unvested stock options that would have otherwise vested during the 12 months following the date of termination of Mr. Reznik's employment will become immediately vested. Any stock options that are subject to Section 409A of the Internal Revenue Code may be amended to be exercisable only at such times permitted under Section 409A and to otherwise comply therewith.

Mr. Reznik is eligible to receive discretionary stock option grants under the 2005 Stock Incentive Plan. All options granted to Mr. Reznik under the 2005 Stock Incentive Plan will have an exercise price equal to the fair market value of our common stock on the grant date and will vest and become exercisable in equal annual installments over a four year period for so long as Mr. Reznik remains employed by us, subject to 100% acceleration of vesting upon a "change in control" (as defined under the plan). Upon a termination of employment by us without "cause" or by Mr. Reznik for "good reason" or as a result of non-extension of the term of employment by us, unvested stock options with respect to the number of shares that would have otherwise vested during the 12 months following the date of termination of Mr. Reznik's employment will become immediately vested.

The terms of the agreement provide that Mr. Reznik cannot compete with us in any business activity directly competitive with our business until 18 months after the termination of his employment with us. In addition, during such period, Mr. Reznik is prohibited from directly or indirectly soliciting any of our customers. The agreement also prohibits Mr. Reznik from attempting to influence any of our suppliers, customers or potential customers from terminating or modifying any of their arrangements with us, or from attempting to influence any person from terminating or modifying his or her service relationship with us.

The agreement also contains proprietary information and confidentiality provisions. Mr. Reznik also agreed to assign to us any intellectual property rights he may have in any developments or discoveries that he conceives, creates, make, develop, reduce to practice or acquire during the term of his employment.

Dorvin D. Lively Employment Agreement

In October 2004, our wholly owned subsidiary, Maidenform, Inc., entered into an employment agreement with Dorvin D. Lively, our Executive Vice President and Chief Financial Officer. The agreement is for an initial term of one year, commencing on November 8, 2004, and will be automatically renewed for successive periods of one year unless either we or Mr. Lively decide to terminate the agreement on sixty days notice prior to the expiration of the then current term. The agreement provides that Mr. Lively will receive a base salary of not less than $350,000 per year and an initial bonus of $75,000. The agreement also provides that Mr. Lively shall be eligible to receive, pursuant to our 2005 Annual Performance Bonus Plan, a bonus of up to 105% of the base salary paid to Mr. Lively in each year during the term of his employment. The agreement provides that Mr. Lively shall receive a bonus of not less than $91,875 for calendar year 2004 and, if he is employed by us through December 31, 2005, he shall receive a bonus of not less than $220,500 for calendar year 2005. Mr. Lively was granted an option to purchase 85,721 shares of our common stock at an exercise price of $1.82 per share and an option to purchase 85,721 shares of our common stock at an exercise price of $3.64 per share, each in accordance with the terms of our 2004 Stock Option Plan. These options vest and become exercisable in four equal annual installments over a four year period so long as Mr. Lively remains continuously employed by us, subject to 100% acceleration of vesting upon a "change of control" (as defined in the agreement). Mr. Lively is also entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

If Mr. Lively's employment is terminated by us without "cause" or by Mr. Lively with "good reason" (each as defined in the agreement) or if we fail to renew the term of the agreement then, subject to Mr. Lively's execution of a general release of claims, Mr. Lively will be entitled to:

–>
receive a lump sum payment equal to the amount of his then current base salary; and

–>
continue to receive health coverage for himself and his eligible dependents, if he so elects, for a period of up to twelve months after such termination, paid for by us.

The terms of the agreement provide that Mr. Lively cannot compete with us through his participation in any business in competition with any business conducted by us until one year after the termination of his employment with us. Additionally, during such one year period, Mr. Lively is prohibited from directly or indirectly soliciting any of our customers for the purpose of selling any products or services similar or comparable to our products and services. The agreement also prohibits Mr. Lively from attempting to influence any of our suppliers, customers or potential customers from terminating or modifying any of their agreements with us, or from attempting to influence any employee from terminating or modifying his employment with us. The agreement also contains confidentiality provisions.

Steven N. Masket Employment Agreement

In November 1999, Maidenform, Inc. entered into an employment agreement with Steven N. Masket, our Executive Vice President, General Counsel and Secretary. The term of the agreement extends one year from the date either we or Mr. Masket decide to terminate the agreement. The agreement provides that Mr. Masket will receive a base salary of not less than $200,000 per year. Mr. Masket is also entitled to participate in all benefit plans and programs available to our other senior executives, at a level commensurate with his position.

If Mr. Masket's employment is terminated by us without "cause" or by Mr. Masket with "good reason" (each as defined in the agreement), Mr. Masket will be entitled to the greater of:

–>
his then current base salary for the remaining term of the agreement, reduced by the amount of any earned income, if any, from other employment during such period; and

–>
the severance pay to which he would otherwise be entitled to pursuant to any applicable severance pay plan, to be paid in accordance with our regular payroll practices.

We are also obligated to pay 75% of the cost of COBRA continuation coverage for Mr. Masket and his eligible dependents for up to one year, to the extent Mr. Masket elects to receive such coverage.

In the event of a "change in control event" (as defined in the agreement), if Mr. Masket's employment is terminated by us without "cause" or by Mr. Masket for "good reason" within one year after any such event, then, instead of the foregoing payments (other than payment of COBRA premiums, which Mr. Masket will continue to receive as described above), Mr. Masket will be entitled to receive an amount equal to all salary and benefits accrued to the date of termination and incentive payments pro rated to the date of termination plus the greater of:

–>
his then current base salary for the remaining term of the agreement; and

–>
an amount equal to the sum of one year's base salary, at the highest rate of base salary paid to Mr. Masket during the term of the agreement, plus the average of the incentive compensation payable to Mr. Masket for the two full calendar years preceding the calendar year in which the termination occurred.

If Mr. Masket's employment is terminated by us for "cause" or voluntarily by Mr. Masket without "good reason," the terms of the agreement provide that Mr. Masket cannot, for a period of one year following the date of his termination:

–>
engage in or participate in any business activity directly competitive with our business as conducted on the date of his termination;

–>
have any interest or participation in any entity engaged in any business that is directly competitive with our business on the date of his termination, other than the ownership of no more than 5% of the outstanding securities of any class of any publicly-traded company;

–>
solicit any of our customer for the purpose of selling any services which are substantially similar or comparable to the services we then offer;

–>
influence or attempt to influence any supplier, customer or potential customer from terminating or modifying any written agreement or course of dealing with us;

–>
influence or attempt to influence any employee from terminating or modifying his employment with us; and

–>
employ, directly or indirectly, any person employed by us during the six month period preceding his date of termination.

The agreement also contains confidentiality provisions.

STOCK INCENTIVE PLANS

Maidenform Brands, Inc. 2004 Stock Option Plan

We adopted, and our stockholders approved, the Maidenform Brands, Inc. 2004 Stock Option Plan to enable us to offer certain employees and consultants stock options to purchase our common stock. Our compensation committee, which consists solely of non-employee directors, administers the plan and, among other things, selects the individuals who are eligible to participate in the plan. The plan provides the committee with authority to delegate all or a portion of its authority under the plan, and the committee also determines the terms and conditions of the stock options at the time of grant in accordance with the terms of the plan.

The plan permits us to grant non-qualified and incentive stock options to certain employees and consultants (consultants are not eligible to receive incentive stock options), as determined by the committee in its sole discretion. Up to 2,500,000 shares of our common stock were originally available for issuance under the plan (subject to adjustment to reflect certain transactions and events specified in the plan). If any stock option granted under the plan terminates without having been exercised in full, or if shares of our common stock are exchanged by a participant as payment of the exercise price or for payment of withholding taxes or if the number of shares otherwise deliverable has been reduced for full or partial payment to us for the exercise price or for withholding taxes, the number of shares underlying such unexercised stock option (or the number of shares so exchanged or reduced) will again become available for stock options under the plan.

We are currently exploring alternatives to address potential issues under Section 409A of the Internal Revenue Code (the new deferred compensation law) with respect to certain "discount" options (i.e., options granted with an exercise price less than the fair market value of the common stock on the grant date) granted under the 2004 Stock Option Plan. On July 6, 2005, we amended the 2004 Stock Option Plan to provide that no additional stock options shall be granted thereunder, although previously granted stock options will continue to remain outstanding in accordance with the terms of the applicable option agreement and the plan. We may amend the plan and certain outstanding options solely to the extent necessary to address Section 409A.

The application of Section 409A is not clear, particularly with respect to equity-based compensation. The Internal Revenue Service is expected to issue additional guidance during 2005, and we intend to implement our approach, solely to the extent necessary, no later than the time required by the Internal Revenue Service (currently, December 31, 2005).

Maidenform Brands, Inc. 2004 Rollover Stock Option Plan

We adopted, and our stockholders approved, the Maidenform Brands, Inc. 2004 Rollover Stock Option Plan in connection with the Acquisition, to enable us to offer certain employees non-qualified stock options to purchase our common stock in substitution for outstanding in-the-money stock options previously granted by Maidenform, Inc. Up to 775,000 and 14,100 shares of our common stock and preferred stock, respectively, were originally available for issuance under the plan, subject to adjustment to reflect certain transactions and events specified in the plan. In connection with the Acquisition, substantially all options available for issuance under the plan were granted. All stock options granted under the plan are fully vested and exercisable on the grant date and are exercisable at such times and subject to such terms as determined by the committee. The term of each stock option is fixed by the committee, and upon a participant's termination of employment, all stock options remain exercisable until the expiration of such term. Stock options are not transferable, except in certain limited circumstances. On July 6, 2005, we amended the 2004 Rollover Stock Option Plan to provide that no additional stock options shall be granted thereunder, although previously granted stock options will continue to remain outstanding in accordance with the terms of the applicable option agreement and the plan.

Our compensation committee, which consists solely of non-employee directors, administers the plan with respect to outstanding options granted under the plan. The plan provides the committee with authority to delegate all or a portion of its authority under the plan. The plan will terminate on May 11, 2014, and all stock options granted under the plan expire no later than such date.

Maidenform Brands, Inc. 2004 Stock Option Plan for Non-Employee Directors

We adopted, and our stockholders approved, the Maidenform Brands, Inc. 2004 Stock Option Plan for Non-Employee Directors to enable us to attract and retain non-employee directors by granting them an initial "one-time" award of a non-qualified stock option to purchase our common stock. Our board of directors administers the plan and may delegate all or a portion of its authority under the plan to a committee or subcommittee, and determines the terms and conditions of the stock options at the time of grant in accordance with the terms of the plan. Up to 250,000 shares of our common stock were originally available for issuance under the plan (subject to adjustment to reflect certain transactions and events specified in the plan).

On July 6, 2005, we amended the 2004 Stock Option Plan for Non-Employee Directors to provide that no additional stock options shall be granted thereunder, although previously granted stock options will continue to remain outstanding in accordance with the terms of the applicable option and the plan. We may amend the plan and certain outstanding options solely to the extent necessary to address Section 409A.

Maidenform Brands, Inc. 2005 Stock Incentive Plan

We adopted, and our stockholders approved, the Maidenform Brands, Inc. 2005 Stock Incentive Plan, to enable us to offer certain key employees, consultants and non-employee directors equity-based awards. The purpose of the plan is to enhance our profitability and value for the benefit of stockholders by enabling us to offer equity based incentives in order to attract, retain and reward such individuals, while strengthening the mutuality of interests between those individuals and our stockholders.

Our compensation committee will administer the plan and select the individuals who are eligible to participate in the plan. With respect to the application of the plan to non-employee directors, the Board will administer the plan rather than the compensation committee. The plan permits us to grant stock options (non-qualified and incentive stock options), stock appreciation rights, restricted stock, performance shares and other stock-based awards (including, without limitation, restricted stock units and deferred stock units) to certain key employees, consultants and non-employee directors, as determined by the committee. In addition, our compensation committee may permit non-employee directors to defer all or a portion of their cash compensation in the form of other stock-based awards granted under the plan, subject to the terms and conditions of any deferred compensation arrangement established by us.

Up to 1,750,000 shares of our common stock may be issued under the plan (subject to adjustment to reflect certain transactions and events specified in the plan). If any award granted under the plan expires, terminates or is canceled without having been exercised in full, or if shares of our common stock are exchanged by a participant as payment of the exercise price or for payment of withholding taxes or if the number of shares otherwise deliverable has been reduced for full or partial payment to us for the exercise price or for withholding taxes, the number of shares underlying such unexercised award (or the number of shares so exchanged or reduced) will again become available for awards under the plan. If any shares of restricted stock, performance shares or other stock-based awards denominated in common stock are forfeited, such shares will again become available for awards under the plan.

The compensation committee has discretion to delegate all or a portion of its authority under the plan, and the compensation committee also determines the terms and conditions of the awards at the time of grant in accordance with the terms of the plan.

The compensation committee has discretion to delegate all or a portion of its authority under the plan, and the compensation committee also determines the terms and conditions of the awards at the time of grant in accordance with the terms of the plan.

The plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply during the applicable reliance period. In general, the reliance period ends upon the earliest of: (i) the expiration of the plan (i.e., 10 years after the earlier of the date the plan is approved by stockholders and the date the plan is adopted by the Board); (ii) the material modification of the plan; (iii) the issuance of all available stock under the plan; or (iv) the first stockholder meeting at which directors are to be elected that occurs after December 31, 2008.

ANNUAL PERFORMANCE BONUS PLANS

Maidenform Brands, Inc. 2004 Incentive Plan for Designated Key Employees

We previously adopted the Maidenform Brands, Inc. 2004 Incentive Plan for Designated Key Employees to provide an annual cash bonus to our non-union exempt salaried employees. Each employee became a participant in the plan upon the recommendation of our Chief Executive Officer, subject to approval by the Board. The Board administers the plan.

Under the plan, participants generally receive a cash bonus based upon a percentage of their 2004 compensation, subject to the attainment of individual performance goals and Adjusted EBITDA levels by the company.

For our fiscal years beginning after January 1, 2005, the plan is replaced by the Maidenform Brands, Inc. 2005 Annual Performance Bonus Plan.

Maidenform Brands, Inc. 2005 Annual Performance Bonus Plan

We adopted, and our stockholders approved, the Maidenform Brands, Inc. 2005 Annual Performance Bonus Plan for certain designated key employees to provide bonus awards to such individuals as incentive to contribute to our profitability. Our compensation committee or such other committee appointed by the Board will administer the plan (the "Bonus Plan Committee"), and the Bonus Plan Committee will select the key employees who are eligible to participate in the plan each year.

Under the plan, participants are eligible to receive bonus awards that may be expressed, at the Bonus Plan Committee's discretion, as a fixed dollar amount, a percentage of compensation (whether base pay, total pay or otherwise), or an amount determined pursuant to a formula. Bonuses are contingent upon the attainment of certain pre-established performance targets established by the Bonus Plan Committee, including, for example: (a) earnings per share, enterprise value or value creation targets; (b) after-tax or pre-tax profits; (c) operational cash flow, sales, net income or earnings before income tax or other exclusions; (d) earnings before interest, taxes plus amortization and depreciation; (e) a transaction that results in the sale of our stock or assets; or (f) such other goals established by the Bonus Plan Committee.

Bonuses will be paid in cash and/or stock after the end of the performance period in which they are earned, as determined by the Bonus Plan Committee, but not later than the later of (i) March 15 after the end of the applicable year and (ii) two and one-half months after the expiration of the fiscal year in which the performance period with respect to which the bonus is earned ends. However, if a bonus is not paid by such dates, the bonus will be paid on April 1 after the end of the applicable year. Unless otherwise determined by the Bonus Plan Committee, no bonus (or pro rata portion) will be payable to any individual whose employment has ceased prior to the date such bonus is paid. For fiscal 2005 (January 2, 2005 to December 31, 2005), upon certain termination events, certain executives are entitled to a pro rata bonus based on the number of days employed during the year. In addition, for fiscal 2005, participants are entitled to a bonus if they are employed through the last date of the year even if not employed on the date the bonus is paid unless previously terminated for cause. Bonuses paid in stock will be granted under the 2005 Stock Incentive Plan and will be treated as an "other stock-based award" under such plan.

The Bonus Plan Committee has discretion under the plan to adopt a long term award program and award a participant a long term incentive award that would be payable if the participant remains employed for a specific period of time after the award is allocated, as determined by the Bonus Plan Committee.

The plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply during the applicable reliance period (as described above).

MAIDENFORM, INC. RETIREMENT PLANS

We sponsor a defined benefit plan, the Maidenform, Inc. Retirement Plan, covering substantially all of our eligible employees, including the named executive officers, who are not covered by benefit plans through their union. This plan is the result of the merger of two separate defined benefit plans, effective April 14, 1999. As of that date, the Restated Replacement Maidenform, Inc. Retirement Plan (the "Replacement Plan") (the successor to the original Maidenform, Inc. retirement plan, adopted effective in 1955) merged into the NCC Industries, Inc. Defined Benefit Pension Plan (the "NCC Plan"), and the combined plan was renamed the Maidenform, Inc. Retirement Plan. After the merger, the Maidenform, Inc. Retirement Plan became responsible for payment of all vested benefits that were previously payable by the Replacement Plan and the NCC Plan.

We have included in our consolidated balance sheet at January 1, 2005 a liability in the amount of $6.9 million related to the Maidenform, Inc. Retirement Plan. Separately, in accordance with the actuarial valuation of the plan, the minimum required contribution to be made in 2005 for the 2004 plan year is zero. Nevertheless, in order to preserve the existing credit balance and maintain funding within 90% of expected full funding needs, we intend to contribute approximately $1.6 million to our defined benefit plan in 2005.

The Maidenform, Inc. Retirement Plan consists of a basic benefit and a supplemental benefit, as more fully described below.

Basic Benefit—Replacement Plan portion of Maidenform, Inc. Retirement Plan

The basic non-contributory annual normal retirement benefit under the Replacement Plan portion of the Maidenform, Inc. Retirement Plan is determined as follows for employees employed on or after January 1, 1997: (i) 1.75% of the annual basic covered compensation (as described below) earned after 1983; (ii) 1.5% of the average annual basic covered compensation in 1983 and 1984 multiplied by the number of years of creditable service before 1984, and in the case of a participant who has no service before 1983, 1.5% of the annual basic covered compensation in 1983; plus (iii) 1% of the average annual covered compensation in 1983 and 1984 multiplied by years of prior service (service prior to 1955). Basic covered compensation is limited to $10,000 per year through 1987, $15,000 in 1988, $18,000 per year for 1989 through 1993, and $26,000 per year thereafter.

Supplemental Benefit—Replacement Plan portion of Maidenform, Inc. Retirement Plan

The Supplemental Benefit portion of the Maidenform, Inc. Retirement Plan also provides supplemental benefits to participants who elect to make payroll deductions equal to 2% of supplemental compensation (as described below) in order to pay a portion of the supplemental benefits.

Supplemental benefits are equal to the sum of: (i) 1.75% of supplemental compensation earned after 1988; (ii) 1.5% of supplemental compensation earned during 1985 through 1988; (iii) 1.5% of the average supplemental compensation in 1983 and 1984 multiplied by the number of years of creditable service before 1985 during which the participant was a member in the supplemental benefit portion of the plan, and in the case of a participant who had no service before 1983, 1.5% of the supplemental compensation in 1983 and 1984); and (iv) 0.5% of the average supplemental compensation in 1983 and 1984 multiplied by the total number of years of prior service (service prior to 1955). So long as a participant contributes to the supplemental benefit, the participant will earn a supplemental benefit until the earlier of: (1) retirement or other termination of employment; or (2) the date the number of years service equals or exceeds 40. Supplemental compensation means compensation in excess of basic covered compensation (as defined above), subject to the legal limits ($210,000 for 2005).

As of December 31, 2005, the estimated annual benefit payable upon retirement at normal retirement age (i.e., the later of age 65 or the fifth anniversary of the date a participant first participated in the plan) in the form of a single life annuity under the Maidenform, Inc. Retirement Plan is as follows: Thomas Ward—$15,399.96; Maurice Reznik—$3,185.04; Steven Masket—$63,291.36; and Dorvin Lively—$910. These amounts are based on compensation and years of service earned through 2005. As of December 31, 2005, Messrs. Ward and Lively are not vested in their benefits under the plan.

Benefits under NCC Plan portion of Maidenform, Inc. Retirement Plan

The accrual benefits under the NCC Plan were frozen on December 31, 1991. The benefits under the NCC Plan portion of the Maidenform, Inc. Retirement Plan are determined as follows: (i) $2.00 for each year of service prior to December 1, 1971, not to exceed 10 years of service; plus (ii) $5.00 for each year of service after November 30, 1971. However, the maximum annual benefit may not exceed $1,200.

Multiemployer Plans

We also make contributions to multiemployer plans that provide defined pension benefits, and health and welfare benefits to our unionized employees represented by UNITE-HERE. The contributions for the multiemployer defined pension benefit plans amounted to $331,000 in fiscal 2002, $292,000 in fiscal 2003, $118,000 for the period from December 28, 2003 through May 10, 2004 (Predecessor) and $168,000 for the period from May 11, 2004 through January 1, 2005 (Successor). The contributions for the health and welfare plans, including a prescription drug program, amounted to $1.1 million for fiscal 2002, $1.0 million for fiscal 2003, $443,000 for the period from December 28, 2003 through May 10, 2004 (Predecessor) and $643,000 for the period from May 11, 2004 through January 1, 2005 (Successor).

MAIDENFORM, INC. SAVINGS PLAN

We sponsor a defined contribution plan, the Maidenform, Inc. Savings Plan, covering substantially all of our eligible employees who are not covered by benefit plans through their union. Participants in this plan are permitted to contribute up to 20% of their compensation (subject to legal limits) to the plan on a pre-tax basis. We will make a matching contribution on behalf of each participant in an amount equal to 50% of the first 3% of the participant's eligible compensation contributed to the plan as a deferral contribution, subject to our right to amend or terminate the plan.

Certain relationships and related party transactions

2004 ACQUISITION TRANSACTION

Prior to May 11, 2004, Maidenform, Inc. was majority-owned by investment funds and accounts managed by Oaktree Capital Management. On May 11, 2004, a wholly owned subsidiary of MF Acquisition Corporation acquired Maidenform, Inc. (the "Acquisition"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated March 16, 2004, as amended on May 3, 2004, by and among Maidenform, Inc., MF Merger Corporation, MF Acquisition Corporation, and Ares Corporate Opportunities Fund, L.P. ("Ares"). Financing for the Acquisition totaled $237.3 million (including $8.1 million of transaction-related fees and expenses). Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc.

Immediately prior to the consummation of the Acquisition, Maidenform, Inc.'s stockholders were afforded the opportunity to roll over their shares of Maidenform, Inc.'s common stock into our common and preferred stock on the same economic terms as the investment by Ares. An investment fund and account managed by Oaktree Capital Management, as well as each of our then executive officers, rolled their shares of Maidenform, Inc.'s common stock into equity of MF Acquisition Corporation.

We adopted, and our stockholders approved, the Maidenform Brands, Inc. 2004 Rollover Stock Option Plan in connection with the Acquisition to enable us to effectuate the rollover investments by our executive officers described in the preceding paragraph. These executive officers were granted non-qualified stock options ("Rollover Options") to purchase our common and preferred stock in substitution for outstanding in-the-money stock options previously granted by Maidenform, Inc., as more fully described below. These Rollover Options were the subject of certain put-call agreements with the respective option holders, all of which terminate upon the consummation of this offering. Additionally, we granted options to certain of our executive officers to purchase shares of our common stock and shares of our preferred stock pursuant to our 2004 Stock Option Plan, as more fully described below. For more information, see "Management—Stock Incentive Plans."

At the closing of the Acquisition, holders of in-the-money options to purchase shares of Maidenform, Inc.'s common stock that were not rolled over into stock options to purchase our common and preferred stock were entitled to a cash payment equal to the sum of (i) the amount by which the per share consideration paid to holders of Maidenform, Inc.'s common stock in connection with the merger exceeded the exercise price of such in-the-money options plus (ii) $5.64 per share of Maidenform, Inc.'s common stock underlying any in-the-money options granted to the option holder on or prior to March 13, 2003 or $3.64 per share of Maidenform, Inc.'s common stock underlying any in-the-money options granted to the option holder after March 13, 2003. Each of our named executive officers received cash payments for their in-the-money options, as more fully described below, as well as certain transaction-related bonuses that are reflected in the Summary Compensation Table set forth in "Management—Executive Compensation."

On April 5, 2005, we changed the name of MF Acquisition Corporation to Maidenform Brands, Inc.

Ares Corporate Opportunities Fund, L.P.

In connection with the Acquisition, Ares purchased a majority of our stock, including 12,925,000 shares of our common stock and 235,000 shares of our preferred stock for an aggregate purchase price of $47.0 million. In addition to the Merger Agreement, at the closing of the Acquisition, we entered into agreements governing certain relationships between and among the parties after the closing of the Acquisition. These agreements include an advisory agreement with Ares and ACOF

Operating Manager, L.P. ("ACOF Operating Manager"), an affiliate of Ares Management, and a stockholders agreement, each of which is described below.

Pursuant to the Advisory Agreement described in greater detail below, we paid an affiliate of Ares Management a $2,000,000 fee for its services rendered in connection with the structuring of the merger and the transactions contemplated thereby.

Oaktree Capital Management

We paid Oaktree Capital Management a $2,150,000 fee for its services rendered in connection with the structuring of the Acquisition and the transactions contemplated thereby.

In connection with the Acquisition, an investment fund and an account managed by Oaktree Capital Management agreed to exchange an aggregate of 1,382,847 shares of Maidenform Inc.'s common stock, valued at $15.0 million, for 4,125,000 shares of our common stock and 75,000 shares of our preferred stock immediately prior to the consummation of the Acquisition on the same economic terms as the investment by Ares in our company upon the closing of the Acquisition.

Thomas J. Ward

In connection with the Acquisition, Mr. Ward received a cash payment of $8,099,554 in exchange for the cancellation of in-the-money options to purchase 750,334 shares of Maidenform, Inc.'s common stock.

In connection with the Acquisition, we granted to Mr. Ward non-qualified options to purchase 465,457.83 shares of our common stock at a net exercise price of $0.01 per share and non-qualified options to purchase 8,462.87 shares of our preferred stock at a net exercise price of $0.82 per share in substitution for in-the-money non-qualified options to purchase 156,038 shares of Maidenform, Inc.'s common stock (and receive an option adjustment amount of $5.64 per share) for an exercise price of $5.73 per share. These non-qualified options to purchase shares of our common and preferred stock expire on October 21, 2012. Additionally, we granted to Mr. Ward non-qualified options to purchase 89,143.74 shares of our common stock at a net exercise price of $0.01 per share and non-qualified options to purchase 1,620.79 shares of our preferred stock at a net exercise price of $0.82 per share in substitution for in-the-money non-qualified options to purchase 29,884.15 shares of Maidenform, Inc.'s common stock (and receive an option adjustment amount of $5.64) at an exercise price of $5.73. These non-qualified options to purchase shares of our common and preferred stock expire on November 26, 2011. The non-qualified options described in this paragraph that were granted to Mr. Ward were valued at $2,000,000, equal to the cash payment that Mr. Ward would have received in the Acquisition in exchange for those in-the-money options which were rolled over. All of these options were fully vested as of the date of their grant.

In connection with this offering, Mr. Ward will exercise his options to purchase shares of preferred stock, which will then be redeemed for the redemption price plus the aggregate unpaid dividend amount attributable to those shares since the date of grant.

Steven N. Masket

In connection with the Acquisition, Mr. Masket received a cash payment of $206,157 in exchange for the cancellation of in-the-money options to purchase 19,663.06 shares of Maidenform, Inc.'s common stock.

In connection with the Acquisition, we granted to Mr. Masket non-qualified options to purchase 35,691.14 shares of our common stock at a net exercise price of $0.06 per share and in-the-money non-qualified options to purchase 648.93 shares of our preferred stock at a net exercise price of $3.68 per share in substitution for in-the-money non-qualified options to purchase 11,964.94 shares of Maidenform, Inc.'s common stock (and receive an option adjustment amount of $5.64 per share) for an exercise price of $6.04 per share. These non-qualified options to purchase shares of our common and preferred stock expire on January 28, 2012. The non-qualified options described in this paragraph that were granted to Mr. Masket were valued at $125,000, equal to the cash payment that Mr. Masket would have received in the Acquisition in exchange for those in-the-money options which were rolled over. All of these options were fully vested as of the date of their grant. In connection with this offering, Mr. Masket will exercise his options to purchase shares of preferred stock which will then be redeemed for the redemption price plus the aggregate unpaid dividend amount attributable to those shares since the date of grant.

Maurice S. Reznik

In connection with the Acquisition, Mr. Reznik received a cash payment of $50,883.92 in exchange for the cancellation of in-the-money options to purchase 4,853.24 shares of Maidenform, Inc.'s common stock.

In connection with the Acquisition, we granted to Mr. Reznik non-qualified options to purchase 142,764.57 shares of our common stock at a net exercise price of $0.06 per share and non-qualified options to purchase 2,595.72 shares of our preferred stock at an exercise price of $3.68 per share in substitution for in-the-money non-qualified options to purchase 47,859.76 shares of Maidenform, Inc.'s common stock (and receive an option adjustment amount of $5.64 per share) for an exercise price of $6.04. These non-qualified options to purchase shares of our common and preferred stock expire on January 28, 2012. The non-qualified options described in this paragraph that were granted to Mr. Reznik were valued at $500,000, equal to the cash payment that Mr. Reznik would have received in the Acquisition in exchange for those in-the-money options which were rolled over. All of these options were fully vested as of the date of their grant. In connection with this offering, Mr. Reznik will exercise his options to purchase shares of preferred stock which will then be redeemed for the redemption price plus the aggregate unpaid dividend amount attributable to those shares since the date of grant.

Kevin E. Walsh

In connection with the Acquisition, Mr. Walsh received a cash payment of $412,170 in exchange for the cancellation of in-the-money options to purchase 39,312.27 shares of Maidenform, Inc.'s common stock.

In connection with the Acquisition, we granted to Mr. Walsh non-qualified options to purchase 39,974.08 shares of our common stock at a net exercise price of $0.06 per share and non-qualified options to purchase 726.80 shares of our preferred stock at a net exercise price of $3.68 per share in substitution for in-the-money non-qualified options to purchase 13,400.73 shares of Maidenform, Inc.'s common stock (and receive an option adjustment amount of $5.64 per share) for an exercise price of $6.04. These non-qualified options to purchase shares of our common and preferred stock expire on January 28, 2012. All of these options were fully vested as of the date of their grant. The non-qualified options described in this paragraph that were granted to Mr. Walsh were valued at $140,000, equal to the cash payment that Mr. Walsh would have received in the Acquisition in exchange for those in-the-money options which were rolled over. These non-qualified rollover options were the subject of a put-sell agreement with us pursuant to which each had the right to cause the rollover options to be purchased by the Company in the event of the termination of Mr. Walsh's employment with us. Mr. Walsh's employment with us ceased as of October 15, 2004 and all of the rollover options were repurchased by the Company for $140,000 in March 2005.

ARES ADVISORY AGREEMENT

In connection with the Acquisition, we entered into an advisory agreement with Ares and ACOF Operating Manager pursuant to which ACOF Operating Manager has agreed to provide us with its expertise in the areas of finance, strategy, investment and acquisitions relating to our business. More specifically, ACOF Operating Manager, through its officers, employees and representatives, has agreed to provide us with advisory and consulting services relating to our business and affairs, including advice with respect to the following matters:

–>
general developments in the intimate apparel industry and the manner in which those developments may impact us;

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designing financial structures and our relationships with our lenders, bankers and lessors;

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the structure of and timing of public and private offerings of our debt and equity securities, including this offering, and other financings (including capital lease financings);

–>
acquisitions and dispositions of property; and

–>
any other advice directly related or ancillary to the foregoing advisory services, as mutually agreed to between ACOF Operating Manager and us.

As compensation for these advisory services, we agreed to pay to ACOF Operating Manager an annual fee of $250,000, payable quarterly in advance, until such time as Ares, together with its affiliates, owns less than 10% of the common equity interests in us that Ares acquired in connection with its investment in us on May 11, 2004. We are also obligated to reimburse ACOF Operating Manager for the reasonable out-of-pocket costs and expenses incurred by ACOF Operating Manager or its affiliates in connection with the rendering of these advisory services, including the fees and disbursements of accountants, outside legal counsel and consultants. Furthermore, we have agreed to fully indemnify ACOF Operating Manager, its affiliates and their respective partners, members, officers, directors, employees, agents and representatives from and against all losses, claims, damages and liabilities arising out of or relating to the advisory services contemplated by the agreement, unless such losses primarily result from ACOF Operating Manager's gross negligence or willful misconduct.

Contingent upon and concurrently with the consummation of this offering, we will terminate the Ares Advisory Agreement, although the provisions providing for the indemnification of Ares and ACOF Operating Manager and the provision clarifying the scope of their permitted activities will survive such termination. As consideration for its agreeing to terminate the agreement, we will pay ACOF Operating Manager a fee of $750,000 at the time of the consummation of this offering.

ADVISORY FEE PAID TO OAKTREE CAPITAL MANAGEMENT

Since the Acquisition, Oaktree Capital Management has provided us with its expertise in the areas of finance and strategy, as well as critical analysis of capital markets opportunities. As compensation for these advisory services, we have agreed to pay to Oaktree Capital Management an advisory fee of $250,000 contingent upon and concurrently with the consummation of this offering.

STOCKHOLDERS AGREEMENT

We have entered into an amended and restated stockholders' agreement with all of our stockholders and certain of our executive officers, which becomes effective concurrently with the consummation of this offering. The amended and restated stockholders' agreement grants registration rights to certain holders of our outstanding shares of capital stock. See "Description of capital stock—Registration Rights." The amended and restated stockholders' agreement eliminates most of the provisions in our existing stockholders' agreement, including the restrictions on the transferability of our shares of capital stock, rights of first offer, drag along rights, director nomination rights, put rights and certain restrictions on transactions with Ares and its affiliates.

AMERICAN INSURANCE GROUP

Insurance policies

Private equity funds managed by affiliates of American International Group, Inc. ("AIG") are stockholders of ours. Separately, AIG does business with Maidenform. Specifically, affiliates of AIG have written various insurance policies for us, including directors and officers liability, fiduciary liability and employment practices liability coverage. In addition, in connection with the Acquisition, affiliates of AIG provided the following insurance coverage: a six year directors and officers private company liability policy covering former directors with respect to periods prior to the closing of the transaction, and a representations and warranties policy which was purchased, in lieu of funding an escrow account, to provide coverage for any breaches of representations or warranties under the Merger Agreement. For these policies, which we believe are priced no less favorably than an arms-length transaction would have been priced, we have paid premiums and underwriting fees to affiliates of AIG of $1.8 million since January 1, 2004.

Credit facilities

As of June 29, 2005, AIG (through affiliates) held $15.0 million, or 10.0%, of our outstanding debt under our existing credit facilities.

SPECIAL CASH BONUSES

On July 8, 2005, we paid an aggregate of $1.5 million in special cash bonuses to some of our employees, including our four executive officers. Included in this amount are bonuses paid to Messrs. Ward, Reznik, Lively and Masket in the amounts of $860,000, $264,500, $90,000 and $75,000, respectively. These special bonuses were paid in recognition of their performance, which allowed us to renegotiate our credit agreement on more favorable terms.

STOCK INCENTIVE GRANTS

The Compensation Committee of our Board of Directors has approved, and we intend to grant pursuant to our 2005 Stock Incentive Plan, non-qualified stock options to purchase an aggregate of 507,000 shares of our common stock to some of our employees, including our four executive officers, contingent upon and concurrently with the consummation of this offering. More specifically, we intend to grant each of these employees a non-qualified stock option which (i) has a strike price equal to the initial public offering price of our shares of common stock; (ii) vests in four equal annual installments commencing on the first anniversary of the date of grant, subject to vesting in certain circumstances; and (iii) expires seven years from the date of grant. Included in the foregoing are options we intend to grant to Messrs. Ward, Reznik, Lively and Masket in the amounts of 150,000, 75,000, 50,000 and 30,000 shares, respectively.

SELLING STOCKHOLDERS

Each of Messrs. Ward, Reznik and Masket, as well as entities affiliated with Ares, Oaktree and AIG, will be selling shares of common stock in this offering. For more information, see "Principal and selling stockholders."

PREFERRED STOCK DIVIDEND

On June 1, 2005, we declared a special dividend of $13.3 million on the shares of our preferred stock that were outstanding at that time, subject to the waiver of certain restrictions in our credit facilities, which was paid on June 21, 2005. Substantially all of the outstanding shares of our preferred stock at the time the dividend was paid were held by entities affiliated with our 5% stockholders. In connection with the payment of this special dividend, the three holders of options to purchase shares of preferred stock, each of whom is an executive officer, executed a waiver of their right to receive the amount of the dividend upon exercise of their options.

REDEMPTION OF PREFERRED STOCK

Each of our current 5% stockholders, as well as certain of our executive officers, owns shares of, or options to purchase, our preferred stock. These shares and the shares of preferred stock underlying these options, together with aggregate unpaid dividends and the redemption premium, will be redeemed in connection with the consummation of this offering.

SALES RESTRICTION AGREEMENTS

We have entered into separate Sales Restriction Agreements with each of Ares and Messrs. Ward and Reznik, pursuant to which each of them has agreed to certain limitations on their ability to sell or otherwise transfer shares of our common stock. Generally, each of them has agreed that, subject to certain exceptions, they shall not, without the prior consent of the Company, in the aggregate sell, transfer or otherwise dispose of any shares of our common stock during any three month period, in an amount greater than the amount specified in Rule 144(e)(1) promulgated under the Securities Act of 1933, as amended, regardless of whether they would otherwise be subject to such rule. Rule 144(e)(1) generally places a volume limitation on sales by an affiliate of a company equal to the greater of one percent of the number of outstanding shares of common stock of the company and the average weekly trading volume during the preceding four calendar weeks, subject to certain exceptions.

Principal and selling stockholders

The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of July 21, 2005, and as adjusted to reflect the sale of the shares of common stock offered hereby by:

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each person or group of affiliated persons whom we know to beneficially own 5% or more of the common stock;

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each of our named executive officers and our directors;

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all of our executive officers and directors as a group; and

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other persons or entities selling shares of common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Maidenform Brands, Inc., 154 Avenue E, Bayonne, New Jersey 07002.

Each of AIG Private Equity Portfolio, L.P., AIG Private Equity Portfolio II, L.P., AIG PEP III Direct, L.P., OCM Opportunities Fund II, L.P. and Paribas North America, Inc. is an affiliate of a broker-dealer registered with the NASD. Each of these stockholders has represented to us that it purchased its shares of common stock in the ordinary course of its business, and at the time of such purchase, it did not have any agreements or understandings, directly or indirectly, with any person to resell or distribute its shares of common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the following table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 19,800,000 shares of common stock outstanding as of July 21, 2005 and 23,411,521 shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of July 21, 2005 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering		Additional Shares of Common Stock to be Sold if Over-Allotment Option is Exercised in Full
			Shares Offered Hereby
Holders	Shares	Percent		Shares	Percent

5% Stockholders
Ares Corporate Opportunities Fund, L.P.(1)	12,925,000	65.3%	4,170,257	8,754,743	37.4%	1,354,743
Entities affiliated with Oaktree Capital Management:
OCM Opportunities Fund II, L.P.(2)	4,042,500	20.4%	4,042,500	—	*	—
Columbia/HCA Master Retirement Trust (Separate Account II)(2)	82,500	*	82,500	—	*	—
Total	4,125,000	20.8%	4,125,000	—	*	—
Entities affiliated with AIG:
AIG PEP III Direct, L.P.(3)	687,500	3.5%	221,822	465,678	2.0%	72,061
AIG Private Equity Portfolio II, L.P.(3)	687,500	3.5%	221,822	465,678	2.0%	72,061
AIG Private Equity Portfolio, L.P.(3)	550,000	2.8%	177,458	372,542	1.6%	57,648
Total	1,925,000	9.7%	621,102	1,303,898	5.6%	201,770
Directors and Executive Officers
Thomas J. Ward(4)	811,765	3.9%	178,942	632,823	2.6%	58,131
Maurice S. Reznik(5)	228,486	1.1%	46,063	182,423	*	14,964
Dorvin D. Lively(6)	—	*	—	—	*	—
Steven N. Masket(7)	58,550	*	11,516	47,034	*	3,741
Kevin E. Walsh	—	*	—	—	*	—
David B. Kaplan(1)	—	*	—	—	*	—
Norman Axelrod(8)	12,192	*	—	12,192	*	—
Barbara Eisenberg(9)	—	*	—	—	*	—
Scott Graves(10)	—	*	—	—	*	—
Karen Rose(11)	—	*	—	—	*	—
Bennett Rosenthal(1)	—	*	—	—	*	—
Adam L. Stein(12)	—	*	—	—	*	—
All Directors and Executive Officers as a Group (12 persons)	1,110,993	5.3%	236,521	874,472	3.6%	76,836
Other Selling Stockholders
Paribas North America, Inc.	825,000	4.2%	266,187	558,813	2.4%	86,473

*
Less than 1%.

(footnotes appear on the following page)

(1)
Ares Corporate Opportunities Fund, L.P. ("Ares") is the direct beneficial owner of the shares of Common Stock included in this table. ACOF Management, L.P. ("ACOF Management") is the general partner of Ares. ACOF Operating Manager, L.P. ("ACOF Operating Manager") is the general partner of ACOF Management, and the manager of Ares. The general partner of ACOF Operating Manager is Ares Management, Inc. Ares Partners Management Company, LLC ("Ares Partners") directly or indirectly beneficially owns all of the outstanding capital stock of Ares Management, Inc. Each of ACOF Management, ACOF Operating Manager, Ares Management, Inc. and Ares Partners disclaims beneficial ownership of the shares of Common Stock owned by Ares, except to the extent of its indirect pecuniary interest therein. The address of Ares is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

  Antony P. Ressler is the manager, and Seth Brufsky, David Kaplan, John Kissick, Bennett Rosenthal and David Sachs are members, of Ares Partners Management Company LLC, an affiliate of ACOF Management. Under applicable law, certain of these individuals and their respective spouses may be deemed to be beneficial owners of the securities owned of record by Ares by virtue of such status. Each such person and their respective spouses disclaims beneficial ownership of all shares of Common Stock owned by Ares, except to the extent of their respective indirect pecuniary interest therein.

(2)
Oaktree Capital Management, LLC is the general partner of OCM Opportunities Fund II, L.P. and the investment manager of Columbia/HCA Master Retirement Trust (Separate Account II). The address of Oaktree Capital Management is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. As general partner and investment manager, under applicable securities laws, Oaktree Capital Management may be deemed the beneficial owner of the shares of our common stock held by OCM Opportunities Fund II, L.P. and Columbia/HCA Master Retirement Trust (Separate Account II). Oaktree Capital Management, however, disclaims beneficial ownership of these shares of our common stock, except to the extent of any pecuniary interest therein.

(3)
AIG PEP III Direct, L.P., AIG Private Equity Portfolio II, L.P. and AIG Private Equity Portfolio, L.P (each an "AIG Fund") are all managed, directly or indirectly, by AIG Global Investment Corp. ("AIG Global") or an affiliate of AIG Global. AIG Global is an investment adviser registered in the United States and is a wholly owned, indirect subsidiary of American International Group, Inc. As such, under applicable securities laws, each AIG Fund may be deemed to have beneficial ownership over the shares of common stock held by each of the other two AIG Funds; however, each AIG Fund expressly disclaims beneficial ownership over any of the shares of common stock held by each of the other two AIG Funds. Messrs. F.T. Chong, David Pinkerton and Steven Costabile each have voting and investment power over the shares of common stock held by each AIG Fund. The address of AIG Global is 599 Lexington Avenue, 25th Floor, New York, New York 10022.

(4)
All of these shares are issuable upon the exercise of options. Excludes 771,489 shares issuable upon the exercise of options that do not vest within 60 days of July 21, 2005. In addition, options to purchase 150,000 shares of common stock will be granted to Mr. Ward upon the consummation of this offering.

(5)
All of these shares are issuable upon the exercise of options. Excludes 257,163 shares issuable upon the exercise of options that do not vest within 60 days of July 21, 2005. In addition, options to purchase 75,000 shares of common stock will be granted to Mr. Reznik upon the consummation of this offering.

(6)
Excludes 171,442 shares issuable upon the exercise of options that do not vest within 60 days of July 21, 2005. In addition, options to purchase 50,000 shares of common stock will be granted to Mr. Lively upon the consummation of this offering.

(7)
All of these shares are issuable upon the exercise of options. Excludes 68,577 shares issuable upon the exercise of options that do not vest within 60 days of July 21, 2005. In addition, options to purchase 30,000 shares of common stock will be granted to Mr. Masket upon the consummation of this offering.

(8)
Excludes 24,382 shares issuable upon the exercise of options that do not vest within 60 days of July 21, 2005.

(9)
Excludes 36,574 shares issuable upon the exercise of options that do not vest within 60 days of July 21, 2005.

(10)
Mr. Graves is a Senior Vice President of Oaktree Capital Management, LLC, the general partner and investment manager of an investment fund and account that hold shares of our common stock. In his capacity as an officer and investment professional of Oaktree Capital Management, under applicable securities laws, Mr. Graves may be deemed the beneficial owner of the shares of common stock held by such investment fund and account. Mr. Graves, however, disclaims beneficial ownership of these shares of our common stock, except to the extent of any pecuniary interest therein.

(11)
Excludes 36,574 shares issuable upon the exercise of options that do not vest within 60 days of July 21, 2005.

(12)
Mr. Stein is a Vice President in the Private Equity Group of Ares Management, Inc., an affiliate of Ares. Mr. Stein disclaims beneficial ownership of the shares of Common Stock owned by Ares, except to the extent of any pecuniary interest therein.

Description of capital stock

GENERAL

The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the consummation of this offering are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

Upon the consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

As of July 21, 2005, there were 19,800,000 shares of our common stock outstanding held of record by seven stockholders. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Maidenform, the holders of our common stock are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares offered in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

Upon the consummation of this offering, after giving effect to the redemption of outstanding shares of preferred stock and options to purchase shares of preferred stock, there will be no shares of preferred stock outstanding. Our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. For more information, see "—Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and Bylaws."

OPTIONS

We have an aggregate of 4,597,203 shares of our common stock reserved for issuance, upon exercise of stock options, under our 2005 Stock Incentive Plan, 2004 Rollover Stock Option Plan, 2004 Stock Option Plan and 2004 Non-Employee Director Stock Option Plan. As of July 21, 2005, there were outstanding options to purchase a total of 2,847,203 shares of common stock, of which options to purchase 236,521 shares of common stock will be exercised in connection with the consummation of this offering and options to purchase approximately 950,782 will be exercisable upon the consummation of this offering. In addition, we intend to grant options to purchase 507,000 shares of common stock upon the consummation of this offering. Since we intend to file a registration statement on Form S-8 as soon as practicable following this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of lock-up agreements entered into with the underwriters. For more information, see "Management—Stock Incentive Plans" and "Shares eligible for future sale."

In addition, we currently have an aggregate of 14,100 shares of our preferred stock reserved for issuance, upon exercise of stock options, under our 2004 Rollover Stock Option Plan. As of July 21, 2005, there were outstanding options to purchase a total of 13,328 shares of preferred stock, all of which are currently exercisable. We expect that these options to purchase preferred stock will be exercised, and the preferred stock received upon such exercise will be redeemed, concurrently with the consummation of this offering.

REGISTRATION RIGHTS

Pursuant to the terms of our amended and restated stockholders' agreement, beginning six months after the consummation of this offering, Ares will be entitled to demand registration rights with respect to the registration of shares beneficially owned by it under the Securities Act of 1933. We are not required to effect more than two registrations in any 18-month period pursuant to these demand registration rights, up to a maximum of five demand registrations. In addition, Ares will be entitled to piggyback registration rights with respect to the registration of shares beneficially owned by it under the Securities Act of 1933, subject to various limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, in any year, Ares may require us to file up to three registration statements under the Securities Act of 1933 on Form S-3 with respect to the shares of common stock beneficially owned by it. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in a registration. Generally, we are required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. Registration of any shares of common stock held by security holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon effectiveness of such registration.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

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any breach of the director's duty of loyalty to us or our stockholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

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any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and amended and restated bylaws provide that:

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we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to the limited exceptions provided by law; and

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we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We currently have directors and officers liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. We may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

We intend to enter into separate indemnification agreements with each of our directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified directors.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

We have elected not to be governed by the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the consummation of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Board of Directors Vacancies.    Our amended and restated certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by this removal with its own nominees.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations.    Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, however, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after this anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days prior to the annual meeting of stockholders nor later than the later of:

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60 days prior to the annual meeting of stockholders; and

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the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first.

Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholders' notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Maidenform by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

NEW YORK STOCK EXCHANGE LISTING

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "MFB".

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Description of indebtedness

The description of the Credit Facility described below does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Credit Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part and incorporated herein by reference. The credit agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about us. The credit agreement contains representations and warranties the parties thereto made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the credit agreement. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the credit agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the credit agreement, which subsequent information may or may not be fully reflected in this prospectus or our other public disclosures.

This summary highlights the principal terms of our outstanding indebtedness. We are currently in discussions which may result in a re-financing of our existing credit facilities.

Credit Facility

Structure.    On May 11, 2004, we entered into two senior secured credit facilities totaling $180.0 million, consisting of: (i) a 6-year, $100.0 million amortizing first lien term loan (the "First Lien Term Loan) with a 6-year, $30.0 million revolving loan facility including a $10.0 million sub-limit for letters of credit (the "Revolving Loan" and, and together with the First Lien Term Loan, the "First Lien Facility") and (ii) a 7-year, $50.0 million non-amortizing second lien term loan (the "Second Lien Facility"). On June 29, 2005, the First Lien Facility was amended and restated in its entirety, among other things, to increase the commitment under the Revolving Loan to $50.0 million and the commitment under the First Lien Term Loan to $150.0 million (together, the "Credit Facility"). The borrower under the Credit Facility is Maidenform, Inc. The borrower's obligations under the Credit Facility are guaranteed by its parent, Maidenform Brands, Inc., and by its domestic subsidiaries. We used borrowings under the First Lien Term Loan to repay all amounts due under the Second Lien Facility, including a prepayment premium of 2.0% and related fees, costs and expenses.

Borrowing Availability.    The maximum amount available for borrowing under the Revolving Loan is subject to a borrowing base cap equal to (i) 85% of eligible accounts receivable and 50% of eligible inventory less (ii) reserves established from time to time by the administrative agent under the Credit Facility in its reasonable credit judgment.

Immediately following the refinancing on June 29, 2005, approximately $37.8 million was available for borrowings under the Revolving Loan, after giving effect to $10.0 million of outstanding borrowings under the Revolving Loan and $2.2 million of outstanding letters of credit. We use the letters of credit as collateral for our workers' compensation insurance programs and bonds issued on our behalf to secure our obligations to pay customs duties.

Guarantees and security.    The borrowings and other obligations under the Credit Facility and the guarantees are secured by a first priority perfected lien, subject to certain permitted liens, on substantially all of the personal property assets, and certain real property, of Maidenform, Inc. and the guarantors. The collateral includes a pledge of 100% of the capital stock of the borrower and its domestic subsidiaries and 65% of the capital stock of its foreign subsidiaries. The carrying value of this collateral was $244.1 million at January 1, 2005 and was $269.5 million at April 2, 2005.

Interest rate and fees.    In general, borrowings under the Credit Facility bear interest based, at our option, on the base rate or LIBOR (as defined below), plus a margin. Through December 29, 2005, the base rate margin will be fixed at 1.25% and the LIBOR rate margin will be fixed at 2.25%. Thereafter, the base rate margin and the LIBOR margin will be determined on a quarterly basis based on the leverage ratio of the borrower and its subsidiaries for the preceding four fiscal quarters. If we have completed our initial public offering and the leverage ratio is greater than or equal to 3.00:1.00, the base rate margin will be 1.0% and the LIBOR rate margin will be 2.0%. If we have completed our initial public offering and the leverage ratio is less than 3.00:1.00, the base rate margin will be 0.75% and the LIBOR rate margin will be 1.75%. If we have not completed our initial public offering, the base rate and LIBOR margins described in the two previous sentences will be 0.25% higher.

The base rate is the higher of (i) BNP Paribas' prime rate then in effect and (ii) the federal funds rate then in effect plus 0.50%. LIBOR is defined as the London interbank offered rate shown on Dow Jones Telerate Page 3750 (for deposits in US dollars approximately equal to the principal amount of the requested loan for the same term of the interest period), or, if that rate is not quoted, interest at which deposits (approximately equal to the principal amount of the requested loan and for the same term as the interest period) are offered to BNP Paribas two business days prior to the first day of the relevant interest period. The borrower can select interest periods of one, two, three, six or, in certain circumstances, nine months for LIBOR borrowings. Interest is payable quarterly in arrears, provided, that, in the case of LIBOR loans with a one or two month interest period, interest is payable at the end of the applicable interest period.

Additional fees are payable under the Credit Facility including (i) a fee on outstanding letters of credit equal to the margin over LIBOR applicable to the Revolving Loan, (ii) a letter of credit fronting fee equal to 0.25% per annum on the daily amount available to be drawn under outstanding letters of credit and (3) an unused line fee of 0.50% per annum on the maximum principal amount undrawn under the Revolving Loan.

Term loan payments and maturity.    The Credit Facility matures on May 11, 2010. Principal payments on the First Lien Term Loan are payable in quarterly installments based on an amortization schedule. Under the amortization schedule, approximately 96% of the principal amount of the First Lien Term Loan is payable in equal installments in each of the four quarters immediately preceding the maturity date. In addition, subject to specified exceptions and limitations, partial prepayments of outstanding loans may be required with the proceeds of asset sales, sales of equity and debt securities and with certain insurance and condemnation proceeds. Under the Credit Facility, we are also required on an annual basis to use a portion of any consolidated excess cash flow (as defined in the Credit Facility) of the borrower and its subsidiaries to prepay outstanding loans. In the case of mandatory prepayments relating to issuances of debt and equity securities and consolidated excess cash flow, the level of the required prepayment varies depending on the leverage ratio of the borrower and its subsidiaries. The lenders will apply any such prepayments first to the Revolving Loan (without reducing the revolving commitments) and then to the First Lien Term Loan, in accordance with the Credit Facility.

Since the consolidated leverage ratio of the borrower and its subsidiaries for the 2004 test period was less than 3.5:1.00, we were required to prepay 50% of the consolidated excess cash flow. This resulted in a mandatory prepayment of approximately $7.7 million in April 2005.

Covenants.    The Credit Facility contains financial covenants that require the borrower to satisfy, on a consolidated basis, a maximum leverage ratio and a minimum fixed charge coverage ratio.

The Credit Facility also contains a number of other covenants that, among other things, limit the ability of the borrower and its subsidiaries to:

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incur additional debt;

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refinance certain debt;

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pay dividends including to us;

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create liens;

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make investments, loans or advances;

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sell assets;

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make acquisitions;

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make capital expenditures;

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enter into transactions with affiliates;

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engage in mergers or consolidations; and

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otherwise undertake various corporate activities.

Events of default.    The Credit Facility also contains customary events of default, subject to specified grace periods and materiality thresholds, including defaults based on:

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nonpayment of principal, interest or fees when due;

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breach of covenants;

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material inaccuracy of representations and warranties;

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specified defaults under other debt instruments;

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events of bankruptcy and insolvency;

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material judgments;

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specified events respecting our pension plans;

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dissolution and liquidation;

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change in control; and

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invalidity of guarantees or security interests.

Change in control.    The change in control provision makes it an event of default, and permits the acceleration of the Credit Facility debt, if, following our initial public offering:

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any person or group (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Ares, Oaktree and their respective affiliates), becomes the "beneficial owner" (as defined in rule 13d-3 under the Exchange Act of more than 35% of the total voting power of our then outstanding voting stock; or

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a majority of the members of our board of directors are not continuing directors. A continuing director is a director who was a member of the board of directors on June 29, 2005 or was nominated, approved, recommended or endorsed for election by a majority of the continuing directors; or

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we fail at any time to legally and beneficially own and control 100% of the issued and outstanding shares of capital stock of Maidenform, Inc. or we fail at any time to have the ability to elect all of the members of the board of directors of Maidenform, Inc.

During the three-month period ended April 2, 2005 (Successor), the highest aggregate amount outstanding under these credit facilities at any one time was $148.9 million (which includes a short-term obligation not related to the credit facilities of $1.1 million) and the weighted average interest rate for these facilities was 6.9%. During the Successor period between May 11, 2004 through January 1, 2005, the highest aggregate amount outstanding under these credit facilities at any one time was $162.5 million and the weighted average interest rate for these facilities was 6.6%. The weighted average interest rate for Predecessor credit facilities was 4.2% during the Predecessor period of December 28, 2003 through May 10, 2004.

Shares eligible for future sale

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of July 21, 2005, we will have 23,411,521 shares of our common stock outstanding after the completion of this offering (23,488,357 shares if the underwriters exercise their over-allotment option in full). Of those shares, the 12,794,067 shares of common stock sold in this offering (14,513,889 shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining 10,617,454 shares of common stock to be outstanding immediately following the completion of this offering, which are "restricted securities" under Rule 144 of the Securities Act, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

LOCK-UP AGREEMENTS

The holders of 10,617,454 shares of common stock outstanding as of the consummation of this offering, the holders of 2,847,203 shares of common stock underlying options outstanding as of the consummation of this offering and the holders of 465,000 of the options we intend to issue in connection with the consummation of this offering, including all of our officers and directors, have entered into lock-up agreements pursuant to which they have generally agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC and Credit Suisse First Boston LLC, subject to certain exceptions. These exceptions include sales in the offering; transfers by will or intestacy to the holder's immediate family, not more remote than first cousin; bona fide gifts, dispositions to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of the holder and/or the immediate family of the holder; and distributions to partners, members or stockholders of the holder, provided that in each such case the transferee agrees to be bound by the terms of the lock-up agreement. In addition, we may issue stock to fund mergers and acquisitions provided that any such merger or acquisition involves an amount of our securities less than 10% of our outstanding share capital and that the recipients of those securities execute a lock-up agreement with the same term as the lock-up agreements described above.

RULE 144

In general, under Rule 144, as currently in effect, an affiliate of ours that beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately 234,115 shares immediately after this offering; and

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the average weekly trading volume of our common stock on the NYSE during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

RULE 701

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144's one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

SALE OF RESTRICTED SHARES

After this offering, we will have outstanding 23,411,521 shares of common stock. Of these shares, the 12,794,067 shares sold in this offering will be freely tradable except for any shares purchased by our "affiliates" as that term is used in Rule 144 of the Securities Act. The remaining 10,617,454 shares will become available for resale in the public market at various times in the future. This information is summarized in the chart below.

Number of Shares	% of Total Shares Outstanding	Date of availability for resale into the public market

12,794,067	54.6%	After the date of this prospectus, freely tradable shares sold in this offering.
10,617,454	45.4%	After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares are saleable under Rule 144 (subject, in some cases, to volume limitations), Rule 144(k) or Rule 701.

If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

REGISTRATION RIGHTS

After this offering, the holders of 10,617,454 shares of our common stock and options to purchase approximately 2,214,508 shares of common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For more information, see "Description of capital stock—Registration Rights." After such registration, these shares of our common stock become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

STOCK PLANS

Immediately after the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement under the Securities Act covering 4,360,682 shares of common stock reserved for issuance under our 2004 Rollover Stock Option Plan, our 2004 Stock Option Plan, our 2004 Stock Option Plan for Non-Employee Directors and our 2005 Stock Incentive Plan. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of the registration statement of which this prospectus forms a part.

As of July 21, 2005, options to purchase 2,847,203 shares of common stock were issued and outstanding, of which 1,199,495 are currently exercisable or exercisable within 60 days of July 21, 2005. In addition, we intend to grant options to purchase 507,000 shares of common stock upon the consummation of the offering. Upon exercise, the shares underlying these options will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

Material United States federal income tax consequences to non-U.S. holders

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by "non-U.S. holders" who hold shares of our common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the purchase, ownership and disposition of our common stock.

As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is:

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a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

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a foreign corporation; or

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a foreign estate or trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

Prospective purchasers are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

DIVIDENDS

As discussed under "Dividend policy" above, we do not currently expect to pay cash dividends on our common stock. In the event we do pay dividends, we or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-U.S. holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder claiming the benefit of such treaty provides to us or such agent an Internal Revenue Service ("IRS") Form W-8BEN (certifying its entitlement to benefits under a treaty), or (ii) the non-U.S. holder provides to us or such agent an IRS Form W-8ECI (certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the U.S.). In the latter case, such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). In addition, where dividends are paid to a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under an applicable income tax treaty. If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax, but fails to provide the necessary Form W-8, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

SALE, EXCHANGE OR OTHER DISPOSITION

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder's conduct of a trade or business in the United States (and if a tax treaty applies, such gain is attributable to a permanent establishment in the United States), or (iii) we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or disposition or the period that such non-U.S. holder held our common stock (which we do not believe that we have been, are currently, or are likely to be) and such non-U.S. holder held more than 5 percent of our stock at some time during this period. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange or other disposition of our common stock) exceed capital losses allocable to U.S. sources. If the second or third exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. resident unless otherwise provided in an applicable income tax treaty, and a non-U.S. holder that is a corporation could also be subject to a branch profits tax on such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

FEDERAL ESTATE TAX

Shares of our common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

Information reporting and backup withholding tax (at a rate equal to 28% through 2010 and 31% after 2010) will apply to payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder's country of residence. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding tax as well. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder's U.S. federal income tax liability, provided that the required procedures are followed.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Credit Suisse First Boston LLC are joint book-running managers and representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Credit Suisse First Boston LLC
Goldman, Sachs & Co.

Total	12,794,067

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock and the common stock of the selling stockholders are offered subject to a number of conditions, including:

–>
receipt and acceptance of the common stock by the underwriters, and

–>
the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make internet distributions on the same basis as other allocations.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

The selling stockholders have granted the underwriters an option to buy up to 1,719,822 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                    per share from the public offering price. Any of these securities dealers

may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                    per share from the public offering price. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed    % of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,719,822 shares:

	Paid by us		Paid by selling stockholder		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering, payable by us, not including the underwriting discounts and commissions, will be approximately $              million.

NO SALES OF SIMILAR SECURITIES

We, our officers, our directors and our stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Credit Suisse First Boston LLC, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. We may issue stock to fund mergers and acquisitions, provided that any such merger or acquisition involves an amount of our securities less than 10% of our oustanding share capital and that the recipients of those securities execute a lock-up agreement with the same term as the lock-up agreements described above. At any time and without public notice, UBS Securities LLC and Credit Suisse First Boston LLC may in their exclusive discretion release some or all of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "MFB".

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids; and

–>
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

–>
the information set forth in this prospectus and otherwise available to the representatives;

–>
our history and prospects and the history of, and prospects for, the industry in which we compete;

–>
our past and present financial performance and an assessment of our management;

–>
our prospects for future earnings and the present state of our development;

–>
the general condition of the securities markets at the time of this offering;

–>
the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

–>
other factors deemed relevant by the underwriters and us.

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial offering price to our directors, officers and employees, as designated by us. The sales will be made by UBS Financial Services Inc., an affiliate of UBS Securities LLC, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public.

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Proskauer Rose LLP has from time to time represented each of the underwriters, Ares and certain of the other stockholders on unrelated matters. Cahill Gordon & Reindel LLP, New York, New York, is acting as counsel to the underwriters.

Experts

The consolidated financial statements at December 27, 2003 (Predecessor) and January 1, 2005 (Successor), and for the years ended December 28, 2002 and December 27, 2003 (Predecessor), for the period from December 28, 2003 through May 10, 2004 (Predecessor) and for the period from May 11, 2004 through January 1, 2005 (Successor) included in this prospectus have been so included in reliance on the reports (each of which included an explanatory paragraph describing a change in the basis of accounting arising from the Acquisition) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits and schedules thereto) under the Securities Act of 1933 with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in this registration statement. For further information about Maidenform Brands, Inc. and the shares of common stock to be sold in this offering, please refer to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus about the contents of any contract or other document filed as an exhibit to the registration statement discuss the material aspects of such contracts and documents and are not necessarily complete in all respects. In each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. To have a complete understanding of any such document, you should read the entire document filed as an exhibit.

You may read and copy all or any portion of the registration statement or any other document we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission's website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Maidenform Brands, Inc. intends to furnish its stockholders with annual reports containing audited consolidated financial statements and make available quarterly reports for the first three quarters of each year containing unaudited consolidated financial information.

Audited Consolidated Financial Statements:
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Consolidated Balance Sheets at December 27, 2003 (Predecessor) and January 1, 2005 (Successor)	F-4

Consolidated Statements of Income for the year ended December 28, 2002 (Predecessor), for the year ended December 27, 2003 (Predecessor), for the period December 28, 2003 through May 10, 2004 (Predecessor) and for the period May 11, 2004 through January 1, 2005 (Successor)	F-5

Consolidated Statements of Stockholders' Equity (Deficit) for the year ended December 28, 2002 (Predecessor), for the year ended December 27, 2003 (Predecessor), for the period December 28, 2003 through May 10, 2004 (Predecessor) and for the period May 11, 2004 through January 1, 2005 (Successor)	F-6

Consolidated Statements of Cash Flows for the year ended December 28, 2002 (Predecessor), for the year ended December 27, 2003 (Predecessor), for the period December 28, 2003 through May 10, 2004 (Predecessor) and for the period May 11, 2004 through January 1, 2005 (Successor)	F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements:
Unaudited Condensed Consolidated Balance Sheets at January 1, 2005 (Successor) and April 2, 2005 (Successor)	F-44
Unaudited Condensed Consolidated Statements of Income for the three-month periods ended March 27, 2004 (Predecessor) and April 2, 2005 (Successor)	F-45
Unaudited Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 27, 2004 (Predecessor) and April 2, 2005 (Successor)	F-46
Notes to Unaudited Condensed Consolidated Financial Statements	F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Maidenform Brands, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity (deficit), and cash flows present fairly, in all material respects, the financial position of Maidenform Brands, Inc. and its subsidiaries (Predecessor Company) at December 27, 2003 and the results of their operations and their cash flows for the period from December 28, 2003 through May 10, 2004 and for each of the two years in the period ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Predecessor Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the consolidated financial statements, controlling ownership of the Predecessor Company was acquired in a purchase transaction as of May 11, 2004. The acquisition was accounted for as a purchase and, accordingly, the consolidated financial statements of the successor company are not comparable to those of the Predecessor Company.

As explained in Note 3 to the consolidated financial statements, the Predecessor Company changed its method of accounting for stock-based compensation effective December 29, 2002.

/s/  PricewaterhouseCoopers LLP

New York, New York
April 21, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Maidenform Brands, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity (deficit), and cash flows present fairly, in all material respects, the financial position of Maidenform Brands, Inc. and its subsidiaries (Successor Company) at January 1, 2005 and the results of their operations and their cash flows for the period from May 11, 2004 through January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Successor Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As explained in Note 2 to the consolidated financial statements, the Successor Company acquired controlling ownership of its predecessor in a purchase transaction as of May 11, 2004. The acquisition was accounted for as a purchase and, accordingly, the consolidated financial statements of the Successor Company are not comparable to those of its predecessor.

/s/  PricewaterhouseCoopers LLP

New York, New York
April 21, 2005

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	Predecessor, at December 27, 2003	Successor, at January 1, 2005

Assets
Current assets
Cash and cash equivalents	$1,234	$23,212
Accounts receivable, net	27,406	24,004
Inventories, net	36,038	37,067
Deferred income taxes	7,352	9,103
Prepaid expenses and other current assets	4,810	7,562

Total current assets	76,840	100,948
Property, plant and equipment, net	30,668	27,944
Deferred income taxes	45,331	—
Goodwill	—	7,884
Intangible assets, net	—	101,998
Other non-current assets	493	5,357

Total assets	$153,332	$244,131

Liabilities and stockholders' equity (deficit)
Current liabilities
Short-term debt	$23,035	$—
Current portion of long-term debt	8,320	12,162
Accounts payable	13,065	11,724
Accrued expenses and other current liabilities	20,776	22,334

Total current liabilities	65,196	46,220
Long-term debt	16,680	135,588
Deferred income taxes	—	7,002
Other non-current liabilities	3,187	8,596

Total liabilities	85,063	197,406

Commitments and contingencies (Notes 10 and 18)
Preferred stock—Successor, subject to redemption, $0.01 par value; liquidation value $100; 50,000,000 shares authorized; 360,000 shares issued and outstanding at January 1, 2005	—	41,491
Common stock—Successor, subject to put option, $0.01 par value; 4,125,000 issued and outstanding at January 1, 2005 (out of a total 100,000,000 shares authorized)	—	6,356
Stockholders' equity (deficit)
Preferred stock—Predecessor, $0.01 par value; 15,000,000 shares authorized; none issued at December 27, 2003	—	—
Common stock—Predecessor, $0.01 par value; 30,000,000 shares authorized; 14,056,822 shares issued at December 27, 2003 and Successor, $0.01 par value; 100,000,000 shares authorized; 15,675,000 shares issued at January 1, 2005	141	157
Additional paid-in capital	80,709	2,098
Accumulated deficit	(7,943)	(3,368)
Accumulated other comprehensive loss	(1,924)	(9)
Treasury stock—Predecessor, 328,943 shares at December 27, 2003, at cost	(2,714)	—

Total stockholders' equity (deficit)	68,269	(1,122)

Total liabilities and stockholders' equity (deficit)	$153,332	$244,131

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

	Predecessor
	For the years ended			Successor
			For the period from December 28, 2003 through May 10, 2004
	December 28, 2002	December 27, 2003		For the period from May 11, 2004 through January 1, 2005

Net sales	$263,359	$292,873	$122,415	$214,613
Cost of sales	178,968	189,225	77,113	151,954

Gross profit	84,391	103,648	45,302	62,659
Selling, general and administrative expenses	73,214	80,094	31,960	59,973
Acquisition-related charges	—	—	14,286	—

Operating income (loss)	11,177	23,554	(944)	2,686
Other income (expense)
Interest expense, net	(7,136)	(1,445)	(2,180)	(7,622)
Other income	2,104	—	—	—

Income (loss) before provision for income taxes	6,145	22,109	(3,124)	(4,936)
Income tax expense (benefit)	754	(4,921)	1,122	(1,568)

Net income (loss)	$5,391	$27,030	$(4,246)	$(3,368)

Preferred stock dividends and accretion	$—	$—	$—	$(4,756)

Net income (loss) available to common stockholders	$5,391	$27,030	$(4,246)	$(8,124)

Basic earnings (loss) per common share	$3.88	$1.93	$(0.31)	$(0.41)

Diluted earnings (loss) per common share	$0.38	$1.88	$(0.31)	$(0.41)

Basic weighted average number of shares outstanding	1,388,986	14,034,230	13,727,879	19,800,000

Diluted weighted average number of shares outstanding	14,062,022	14,404,130	13,727,879	19,800,000

The accompanying notes are an integral part of these consolidated financial statements.

Maidenform Brands, Inc. and subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share amounts)

	Preferred stock		Common stock		Treasury stock		Additional paid-in capital		Accumulated other comprehensive income (loss)	Total stockholders' equity (deficit)
								Accumulated deficit
	Shares	$	Shares	$	Shares	$

Predecessor:
Balance at December 29, 2001	—	$—	333,333	$3	—	$—	$110,397	$(40,364)	$233	$70,269
Conversion of convertible notes			13,723,489	138			27,583			27,721
Dividends declared							(28,114)			(28,114)
Comprehensive income
Net income								5,391		5,391
Changes during the year									(2,930)	(2,930)

Total comprehensive income										2,461

Balance at December 28, 2002	—	—	14,056,822	141	—	—	109,866	(34,973)	(2,697)	72,337
Repurchase of common stock (328,943 shares at $8.25 per share)					(328,943)	(2,714)				(2,714)
Reversal of valuation allowance previously recorded against deferred tax assets							19,001			19,001
Stock compensation							1,811			1,811
Dividends declared							(49,969)			(49,969)
Comprehensive income
Net income								27,030		27,030
Changes during the year									773	773

Total comprehensive income										27,803

Balance at December 27, 2003	—	—	14,056,822	141	(328,943)	(2,714)	80,709	(7,943)	(1,924)	68,269
Stock compensation							6,869			6,869
Tax effect on stock compensation							1,420			1,420
Comprehensive loss
Net loss								(4,246)		(4,246)
Changes during the period									(328)	(328)

Total comprehensive loss										(4,574)

Balance at May 10, 2004	—	$—	14,056,822	$141	(328,943)	$(2,714)	$88,998	$(12,189)	$(2,252)	$71,984

Successor:
Issuance of common stock			15,675,000	$157	—	$—	$27,761	$—	$—	$27,918
Deemed dividend to continuing stockholders							(21,529)			(21,529)
Preferred stock dividends and accretion							(4,756)			(4,756)
Adjust common stock, subject to put option, to redemption value							511			511
Stock compensation							251			251
Other stock transactions							(140)			(140)
Comprehensive loss
Net loss								(3,368)		(3,368)
Changes during the period									(9)	(9)

Total comprehensive loss										(3,377)

Balance at January 1, 2005	—	$—	15,675,000	$157	—	$—	$2,098	$(3,368)	$(9)	$(1,122)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Cash flows from operating activities
Net income (loss)	$5,391	$27,030	$(4,246)	$(3,368)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	5,099	5,494	1,636	5,461
Amortization of intangible assets	—	—	—	719
Amortization of deferred financing costs	1,514	335	895	804
Purchase accounting step-up of inventory	—	—	—	19,838
Stock compensation	—	1,811	6,869	251
Deferred income taxes (benefit) provision	176	(5,377)	(1,637)	(2,398)
Tax provision from exercise of stock options	—	—	1,420	—
Interest on convertible notes	4,420	—	—	—
Other non-cash items	367	21	—	39
Payments of obligations under the reorganization	(3,220)	(821)	—	—
Net changes in operating assets and liabilities (net of acquisition)
Accounts receivable	4,829	(3,515)	(16,746)	20,148
Inventories	23,999	7,536	(6,358)	5,329
Prepaid expenses and other current and non-current assets	2,690	(1,824)	1,313	(376)
Accounts payable	2,311	(406)	6,874	(8,215)
Accrued expenses and other current and non-current liabilities	(4,186)	3,860	8,176	204
Income taxes payable/receivable	(288)	(754)	1,017	(4,192)

Net cash provided by (used in) operating activities	43,102	33,390	(787)	34,244

Cash flows from investing activities
Capital expenditures	(3,397)	(3,690)	(681)	(1,980)
Proceeds from sale of production equipment	239	60	—	—
Cash released from restriction	858	831	—	—
Payments in connection with the Acquisition	—	—	—	(158,473)

Net cash (used in) investing activities	(2,300)	(2,799)	(681)	(160,453)

Cash flows from financing activities
Borrowings under revolving credit and loan agreement	258,249	290,598	109,391	12,500
Repayments under revolving credit and loan agreement	(271,046)	(292,597)	(101,661)	(43,265)
Term loan borrowing	—	25,000	—	150,000
Term loan repayments	—	—	(2,080)	(25,170)
Proceeds from issuance of preferred and common stock	—	—	—	57,000
Deferred financing cost	—	(710)	(217)	(6,684)
Treasury stock purchase	—	(2,714)	—	—
Cash dividends paid	(28,114)	(49,969)	—	—

Net cash (used in) provided by financing activities	(40,911)	(30,392)	5,433	144,381
Effects of exchange rate changes on cash	(94)	(441)	(328)	169

Net increase (decrease) in cash	(203)	(242)	3,637	18,341
Cash and cash equivalents
Beginning of period	1,679	1,476	1,234	4,871

End of period	$1,476	$1,234	$4,871	$23,212

Supplementary disclosure of cash flow information
Cash paid during the period for
Interest	$1,168	$835	$884	$6,096
Income taxes	$395	$375	$144	$4,597

The accompanying notes are an integral part of these consolidated financial statements.

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1. NATURE OF OPERATIONS

Maidenform Brands, Inc. and its subsidiaries (the "Company," "we," "us" or "our") design, source and market an extensive range of intimate apparel products, including bras, panties and shapewear. We sell through multiple distribution channels including department stores, national chains, mass merchants (including warehouse clubs), specialty stores, off-price retailers and our website. In addition, we also operated 96, 94 and 87 retail outlet stores as of December 28, 2002, December 27, 2003 and January 1, 2005, respectively. Six of the 87 stores closed at the end of business on January 1, 2005.

2. REORGANIZATION AND BUSINESS COMBINATION

On May 11, 2004, MF Acquisition Corporation acquired 100% of Maidenform, Inc. (the "Acquisition") through a merger of its wholly owned subsidiary into Maidenform, Inc. Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc. Financing for this Acquisition totaled $237,265 and was provided by a first lien term loan of $100,000, revolver borrowings of $12,500, a second lien term loan of $50,000 and $74,765 of cash and capital from investors, including rollover equity by certain members of management of $2,765 and continuing stockholders of $15,000. The financial statements for the period including and after May 11, 2004 are those of Maidenform Brands, Inc. and subsidiaries (the "Successor"). The financial statements for periods prior to May 11, 2004 are those of Maidenform, Inc. and subsidiaries (the "Predecessor"). As a result of the Acquisition, the financial statements including and after May 11, 2004 are not comparable to those prior to that date.

The proceeds of the Acquisition and financing were used to pay selling stockholders $147,430, selling stockholders transaction expenses of $6,570, special compensation of $1,567 paid to management, buyers' transaction expenses of $2,526, and to retire all of Maidenform, Inc.'s previously outstanding current and long-term debt of $54,065, including a debt redemption premium of $380. In addition, $658 of proceeds were held as cash for working capital purposes and $6,684 was used to pay debt issuance costs.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and Emerging Issues Task Force (EITF) No. 88-16, "Basis In Leveraged Buyout Transactions." In accordance with EITF 88-16, the basis of a continuing stockholder that has a residual interest in Maidenform Brands, Inc. and has a 20% or greater voting interest has been carried over at its predecessor basis. In addition, in accordance with EITF 88-16, the basis of management's residual interest, which consists of stock options, has also been carried over at its predecessor basis, as management actively participated in promoting the transaction. The retained interest of the stockholders has been recorded at predecessor basis (carryover basis) aggregated 23.8% (20.1% related to a continuing stockholder and 3.7% related to certain members of management). The remainder of the investment in the assets and liabilities acquired (the 76.2% acquired by new stockholders) was recorded at fair value. As a result, the assets and liabilities were assigned new values, which are part carryover basis and part fair value basis. The excess of the purchase price over carryover basis of net assets acquired, the deemed dividend to continuing stockholders, was recognized as a reduction of stockholders' equity (deficit).

The following table summarizes both the cash and non-cash consideration, including transaction costs related to the Acquisition.

Cash consideration(1)
Cash paid to sellers	$147,430
Repayment of seller's debt	54,065
Transaction costs	10,663
Non-cash consideration
Securities issued to continuing stockholder at carryover basis(2)	14,520
Carryover basis allocated to management's residual interest(3)	—
Deemed dividend to continuing stockholders	(21,529)

Total purchase price	$205,149

(1)
Cash consideration was paid with new financing of $155,158, net of debt issuance costs of $6,684 and proceeds held as cash of $658, and cash from new stockholders of $57,000. New stockholders received half of their interest in preferred stock and half of their interest in common stock. The allocation of the equity interest for the preferred stock and common stock was based on their fair values as determined by an independent third-party appraisal. Securities issued to new stockholders amounted to 285,000 shares of preferred stock and 15,675,000 shares of common stock.

(2)
Securities issued to the continuing stockholder were 75,000 shares of preferred stock and 4,125,000 shares of common stock.

(3)
As management's residual interest consisted entirely of options which had no predecessor basis, no carryover basis was allocated to its residual interest.

The total purchase price of $205,149 was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition date, after taking into account the carryover basis discussed above. These allocations were determined by valuation reports provided by independent third party appraisal firms. The excess of the purchase price over the underlying assets acquired and liabilities assumed was allocated to goodwill, none of which is deductible for tax purposes. The following table summarizes the estimated values of the assets acquired and liabilities assumed on May 11, 2004.

Other current assets	$51,254
Inventory	62,234
Deferred income taxes	9,716
Property, plant and equipment	31,425
Intangible assets, amortizing	26,241
Intangible assets, non-amortizing	76,476
Other non-current assets	707
Goodwill	7,884

Total assets acquired	265,937

Other current liabilities	39,522
Employee termination costs	2,159
Defined benefit pension plan	7,378
Postretirement plans	1,240
Deferred income taxes	10,013
Other non-current liabilities	476

Total liabilities assumed	60,788

Net assets acquired	$205,149

On May 11, 2004 and in connection with the Acquisition, we made the decision to exit our cutting and sewing facilities located in Mexico and Florida. We continued to operate these production facilities through the end of 2004, but closed one facility in January 2005 and will close the other facility in July 2005. As part of the purchase price, we accrued probable employee termination costs of $2,159 relating to services already rendered and vested to all employees at these locations. Other costs of $446 associated with retention bonuses have been expensed during the Successor period from May 11, 2004 through January 1, 2005. We expect to incur an additional retention bonus of $416 in 2005. Approximately four hundred employees had been terminated as of January 1, 2005. Approximately six hundred and eighty remaining employees will be terminated by the end of July 2005. At January 1, 2005 (Successor), we have accrued employee termination costs of $2,077 related to the closing of these facilities.

The following unaudited pro forma operating data presents the results of operations for the years ended December 27, 2003 and January 1, 2005 as if the Acquisition had occurred on December 29, 2002 and December 28, 2003, with financing obtained as described above, and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on December 29, 2002 and December 28, 2003, or of future results of operations:

	Pro forma for the period from December 29, 2002 through December 27, 2003	Pro forma for the period from December 28, 2003 through January 1, 2005

Net sales	$292,873	$337,028
Operating income (loss)	(15,389)	880
Interest expense, net	(12,821)	(12,759)
Net loss	(21,918)	(11,238)
Preferred stock dividends and accretion	(7,706)	(7,706)
Net loss available to common stockholders	(29,624)	(18,944)
Basic and diluted net loss per share	(1.50)	(0.96)

Included in the pro forma operating income (loss) for the period from December 29, 2002 through December 27, 2003 and for the period from December 28, 2003 through January 1, 2005 shown above are the Predecessor's Acquisition-related charges of $6,570 for sellers' transaction fees and expenses, $1,960 in special compensation paid to management and $5,639 in stock compensation expense from settlement of stock options, and $117 of other Acquisition-related charges. Also, included is a one-time $19,838 charge to cost of sales related to the opening balance sheet step-up of inventory to fair market value, amortization related to intangible assets, advisory fees and depreciation related to the closing of our cutting and sewing facilities.

Included in interest expense for the period from December 29, 2002 through December 27, 2003 and for the period from December 28, 2003 through January 1, 2005 shown above are charges of $772 related to the write-off of deferred debt financing costs in connection with the retirement of all of the outstanding debt, a debt redemption premium of $380, interest expense from additional borrowings necessary to finance the Acquisition and amortization expense related to deferred financing costs for the additional borrowings.

On July 22, 1997, Maidenform Worldwide, Inc. and its two principal subsidiaries (the "Debtors") each filed a voluntary petition for relief under the provisions of Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy"). The Debtors operated their business as debtors-in-possession subject to the jurisdiction and supervision of the United States Bankruptcy Court for the Southern District of New York.

As a result of the consummation of the Joint Plan of Reorganization (the "Plan"), we adopted fresh-start accounting under the American Institute of Certified Public Accountants' Statement of Position (SOP) 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," as of July 28, 1999.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the accounts of Maidenform Brands, Inc. and its subsidiaries and the accounts of its Predecessor. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The more significant estimates and assumptions are those used in determining accounts receivable and inventory reserves, deferred income tax valuation reserves, pension and postretirement liabilities, and goodwill and intangible impairment analyses. Actual results could ultimately differ from these estimates.

Fiscal reporting period

We report our annual results of operations based on a fiscal period comprised of 52 or 53 weeks. On May 11, 2004, we changed our year end to the Saturday, in December or January, closest to December 31 from the last Saturday in the year. Our Predecessor fiscal years 2002 and 2003 ended December 28, 2002 and December 27, 2003, respectively, and each included 52 weeks. Our fiscal year 2004 is presented in the Predecessor period from December 28, 2003 through May 10, 2004, which included 19 weeks, and the Successor period from May 11, 2004 through January 1, 2005, which included 34 weeks. Unless otherwise stated, references to years in the financial statements refer to fiscal years.

Fair value of financial instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected at fair value because of the short-term maturity of these instruments. The carrying amount of debt at December 27, 2003 (Predecessor) and January 1, 2005 (Successor) approximates fair value as a result of the variable interest rates being accrued and paid on the majority of our debt. In addition, amounts related to preferred stock, and common stock subject to the put option, approximate fair value as they are recorded at their redemption or put value.

Foreign currency translation

We have wholly owned subsidiaries operating in Hong Kong, Indonesia, Mexico and Ireland. Subsidiaries operating in Mexico and Ireland function as distributors for us; however, our subsidiary in Mexico also functions as a sewing contractor. The subsidiaries in Hong Kong and Indonesia function as quality control centers for inventory purchases from third party vendors and other sourcing support services. These foreign operations use their respective local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the current exchange rates in effect at the balance sheet date while net sales and expenses are translated at the average exchange rate for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders' equity (deficit).

Cash and cash equivalents

All highly liquid investments with a remaining maturity of three months or less at the date of our balance sheet are classified as cash. Book overdraft liability, included in accrued expenses and other current liabilities, was $2,777 at December 27, 2003 (Predecessor). There was no book overdraft at January 1, 2005 (Successor).

Accounts receivable

Accounts receivable consist primarily of amounts due from customers. We provide reserves for accounts receivable that may not be realized as a result of uncollectibility, sales returns, markdowns, and other customer allowances. Reserves are determined based on actual commitments, historical experience, credit quality, age of accounts receivable balances, and existing economic conditions. Reserves provided for accounts receivable aggregated $7,592 and $7,165 at December 27, 2003 (Predecessor) and January 1, 2005 (Successor), respectively. We believe that these reserves provide reasonable assurance that such balances are reflected at net realizable value.

Inventories

Inventories are stated at the lower of cost or market. The cost of wholesale inventory is based on standard costs, which approximate first-in, first-out (FIFO), while the cost of product acquired from third parties for sale through our retail segment is based on the retail inventory method.

Property, plant and equipment

Property, plant and equipment were adjusted in connection with the Acquisition to reflect their estimated fair market value, subject to carryover basis. Additions subsequent to the Acquisition are recorded at cost. Depreciation and leasehold amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and building improvements	10-50 years
Machinery and production equipment	3-12 years
Furniture, fixtures and equipment	5-12 years
Leasehold improvements	Lesser of initial lease term or estimated useful life

Useful lives for property, plant and equipment are established for each common asset class and are based on our historical experience.

Repairs and maintenance are expensed in the year they are incurred. When fixed assets are sold or otherwise disposed, the original costs of the assets and the related accumulated depreciation and any resulting profit or loss is credited or charged to earnings.

Operating leases

Several of our operating leases contain rent holidays and/or predetermined rent increases during the term of such leases. For these leases, the aggregate rental expense is recognized on a straight-line basis over the initial lease term. The difference in expense charged to earnings in any year and amounts payable under the leases during that year is recorded as deferred rent.

Amortization of improvements to leased properties is computed using the straight-line method based upon the non-cancelable lease term of the applicable lease or the estimated useful life of the improvements, whichever is less, and ranges from 4 months to 10 years. If we receive landlord incentives or allowances for leasehold improvements, the incentive or allowance is recorded as deferred rent and amortized as a reduction to lease expense over the initial lease term.

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share amounts)

Goodwill and intangible assets

SFAS No. 142, "Goodwill and Other Intangible Assets," requires that goodwill and other intangible assets with indefinite useful lives be evaluated for impairment on an annual basis, or more frequently if certain events occur or circumstances exist. We evaluated goodwill and intangible assets during the fourth quarter of 2004 and determined that no impairment exists and will perform the impairment evaluation annually during the fourth quarter of each fiscal year.

We allocate our goodwill to our reporting units. In evaluating goodwill for impairment, we compare the fair value of the reporting unit to its carrying amount. If the fair value is less than the carrying amount, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying amount. To determine the fair values, we use discounted cash flows.

In reviewing intangible assets with indefinite useful lives for impairment, we compare the carrying amount of such asset to its fair value. We estimate the fair value using discounted cash flows expected from the use of the asset. When the estimated fair value is less than its carrying amount, an impairment loss is recognized equal to the difference between the asset's fair value and its carrying amount. In addition, intangible assets with indefinite useful lives are reviewed for impairment whenever events such as product discontinuance or other changes in circumstances indicate that the carrying amount may not be recoverable.

The performance of the goodwill and intangible asset impairment tests are subject to significant judgment in determining the estimation of future cash flows, the estimation of discount rates, and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value and impairment of goodwill and intangible assets.

Impairment of long-lived assets

Long-lived assets, primarily property, plant and equipment and intangible assets with finite lives, are periodically reviewed and evaluated by us when events and circumstances indicate that the carrying amount of these assets may not be recoverable. For long-lived assets, this evaluation is based on the expected future undiscounted operating cash flows of the related assets. Should such evaluation result in us concluding that the carrying amount of long-lived assets has been impaired, an appropriate write-down to their value is recorded.

Deferred financing costs

Debt financing costs are deferred and amortized to interest expense using the effective interest method over the term of the related debt instrument.

Interest rate swap agreements

We utilize interest rate swap agreements to manage interest rate exposure. The net interest paid or received on the swaps is recognized as interest expense. These swaps are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149 (collectively, SFAS No. 133). SFAS No. 133 requires that all derivatives be recognized in the balance sheet as either an asset or liability measured at its fair value. The swaps are designated as cash flow hedges and changes in fair value, to the extent the hedges are effective, will be recognized as components of other comprehensive income (loss) and subsequently reclassified into interest expense when the hedged exposure effects earnings. Hedge ineffectiveness is measured at least quarterly based on the relative changes in fair value between the swap contract and the hedged item over time. Any change in fair value resulting from ineffectiveness will be reported in earnings. There were no significant gains or losses recognized in earnings for hedge ineffectiveness.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and adjustments for foreign currency translation, minimum pension liability and unrealized losses on interest rate swap agreements.

Revenue recognition

Net sales from the wholesale operations are recognized when merchandise is shipped to customers, at which time title and the risks and rewards of ownership pass to the customer and persuasive evidence of a sale arrangement exists, delivery of the product has occurred, the price is fixed or determinable, and payment is reasonably assured. In the case of sales by our retail operations, net sales are recognized at the time the customer takes possession of the merchandise at the point of sale in our stores. Reserves for sales returns, markdown allowances, cooperative advertising, discounts and other customer deductions are provided when net sales are recorded or when the commitment is incurred.

Royalties and license fees

We license certain of our trademarks including Maidenform, Sweet Nothings, Self Expressions, Rendezvous and others to qualified companies for use on intimate apparel, sleepwear and other products. These royalties are recorded as earned, based upon the sale of licensed products by our licensees. The royalty income included in net sales amounted to $975 for the Predecessor year 2002, $976 for the Predecessor year 2003, $376 for the Predecessor period December 28, 2003 through May 10, 2004 and $971 for the Successor period May 11, 2004 through January 1, 2005.

Shipping and handling expense

Shipping and handling expense incurred in connection with our distribution centers include shipping supplies, related labor costs, third-party shipping costs, and certain distribution overhead. Such costs are generally absorbed by us and are included in selling, general and administrative expenses. These costs amounted to $11,452 for the Predecessor year 2002, $10,237 for the Predecessor year 2003, $3,698 for the Predecessor period December 28, 2003 through May 10, 2004 and $7,040 for the Successor period May 11, 2004 through January 1, 2005.

With respect to the freight component of our shipping and handling costs, most customers arrange for shipping of our product and pay the related freight costs directly to third party freight carriers. However, in limited circumstances, we arrange and pay the freight for these customers and bill them for this service and those amounts are immaterial.

Advertising expense

All production costs are charged to expense when the advertisement is first shown in media. Advertising expense included in selling, general and administrative expenses are $2,879 for the Predecessor year 2002, $5,804 for the Predecessor year 2003, $3,448 for the Predecessor period December 28, 2003 through May 10, 2004 and $4,791 for the Successor period May 11, 2004 through January 1, 2005.

Stock-based compensation

We sponsor various stock option plans and, prior to 2003, we accounted for those plans under the recognition and measurement provision of APB Opinion No. 25, "Accounting for Stock Issued to

Employees" (APB No. 25), and related interpretations. No stock compensation expense for stock options was reflected in net income for the Predecessor year ended December 28, 2002, as all stock options granted under those plans had an exercise price in excess of fair market value of the underlying common stock. Effective December 29, 2002, we adopted SFAS No. 123, "Accounting for Stock-Based Compensation." We selected the modified prospective method of adoption described in SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Stock compensation expense recognized in Predecessor year 2003 is the same as that which would have been recognized had the fair market value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, results for prior years have not been restated.

If stock compensation expense had been determined using the provisions of SFAS No. 123 for Predecessor year 2002, our net income would have been equal to the following pro forma amounts:

Net income, as reported	$5,391
Pro forma compensation expense, net of tax	(485)

Pro forma net income	$4,906

Basic earnings per share—as reported	$3.88

Diluted earnings per share—as reported	$0.38

Basic earnings per share—pro forma	$3.53

Diluted earnings per share—pro forma	$0.35

The weighted average fair value of stock options granted during the Predecessor years 2002 and 2003 were $2.10 and $1.10, respectively. The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $5.87 for the Predecessor year 2002 and $9.92 for the Predecessor year 2003.

The weighted average fair value of stock options granted during the Successor period May 11, 2004 through January 1, 2005, was $1.80. The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $3.42.

The range of assumptions consists of the following:

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004(a)	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Dividend yield	0.0%	0.0%	N/A	0.0%
Risk-free interest rate	5.0%	2.0%	N/A	4.43% - 4.47%
Expected life (years)	10	10	N/A	10
Volatility	0.0%	0.0%	N/A	0.0%

(a)
No stock options were granted during the Predecessor period December 28, 2003 through May 10, 2004.

See Note 15, "Stock Option Plans," for additional information regarding our stock option plans.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings (loss) per share reflect the potential dilution that could occur if common stock equivalents were issued and exercised.

Income taxes

We account for income taxes using the liability method which recognizes the amount of income tax payable or refundable for the current year and recognizes deferred tax liabilities and assets for the future tax consequences of the events that have been recognized in the financial statements or tax returns. We routinely evaluate all deferred tax assets to determine the likelihood of their realization and record a valuation allowance if it is more likely than not that a deferred tax asset will not be realized. See Note 17, "Income Taxes," for discussion of income taxes.

Reclassifications

Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current year presentation. In addition, for the Predecessor years ended December 28, 2002 and December 27, 2003, the cash flow impact of restricted cash activity of $858 and $831, respectively, which was previously classified within the statements of cash flows as cash from operating activities, has been reclassified to cash from investing activities.

4. RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2004, EITF No. 03-06, "Participating Securities and the Two-Class Method under FASB Statement 128," was issued. EITF No. 03-06 addresses the computations of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in our dividends and earnings. EITF No. 03-06 is not applicable to us as our preferred stock is not entitled to share in any dividends other than those dividends on the preferred stock that are described in Note 13, "Preferred Stock Subject to Redemption and Common Stock Subject to Put."

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), "Share Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and is effective for fiscal years beginning after June 15, 2005. As we have already adopted SFAS No. 123, we do not believe that this revision will have a significant effect on our consolidated statements of financial position, results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Cost—an amendment of ARB 43, Chapter 4," to clarify that abnormal amounts of certain costs should be recognized as period costs. The standard is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the impact, if any, that SFAS No. 151 will have on our consolidated statements of financial position, results of operations and cash flows.

5. INVENTORIES

Inventories at December 27, 2003 (Predecessor) and January 1, 2005 (Successor) consist of the following:

	Predecessor 2003	Successor 2004

Raw materials	$2,514	$1,741
Work-in-process	3,749	2,335
Finished goods	29,775	32,991

	$36,038	$37,067

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 27, 2003 (Predecessor) and January 1, 2005 (Successor) consist of the following:

	Predecessor 2003	Successor 2004

Land	$389	$2,810
Buildings and building improvements	16,499	15,538
Machinery and production equipment	9,417	5,129
Furniture, fixtures and equipment	19,916	4,971
Construction-in-progress	531	491
Leasehold improvements	4,966	4,355

	51,718	33,294
Less—Accumulated depreciation	(21,050)	(5,350)

	$30,668	$27,944

Depreciation and amortization expense included in selling, general and administrative expenses and cost of sales is $5,099 for the Predecessor year 2002, $5,494 for the Predecessor year 2003, $1,636 for the Predecessor period December 28, 2003 through May 10, 2004 and $5,461 for the Successor period May 11, 2004 through January 1, 2005.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the Acquisition, we recognized the excess cost of the acquired entity over the net amounts assigned for all assets, including intangible assets, and liabilities assumed, as goodwill. Our goodwill and certain trademarks have been deemed to have indefinite lives and are not amortizable. Our licensing agreements and certain trademarks that do not have indefinite lives are being amortized on a straight-line basis over 15 to 25 years.

Components of our intangible assets by segment at January 1, 2005 (Successor) consist of the following:

	Successor 2004
	Wholesale		Retail		Total
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortizing intangible assets
Trademarks	$16,849	$(470)	$1,074	$(43)	$17,923	$(513)
Royalty licenses	8,318	(206)	—	—	8,318	(206)

	$25,167	$(676)	$1,074	$(43)	$26,241	$(719)

Non-amortizing intangible assets
Trademarks	$64,600		$11,876		$76,476

Our non-amortizing intangible assets consist of trademarks for Maidenform and Flexees, as it is expected that these trademarks will contribute to cash flows indefinitely. These trademarks have been in existence for many years and there is no foreseeable limit on the period of time over which they are expected to contribute cash flows. Aggregate amortization expense related to intangible assets was $719 for the Successor period May 11, 2004 through January 1, 2005. Estimated amortization expense for the next five fiscal years beginning with fiscal year 2005 is as follows:

Successor

2005	$1,161
2006	1,161
2007	1,161
2008	1,161
2009	1,161

Components of our goodwill by segment at January 1, 2005 (Successor) consist of the following:

	Successor 2004
	Wholesale	Retail	Total

Goodwill acquired during the year	$7,435	$449	$7,884

8. DEBT

In conjunction with the Acquisition, we entered into new borrowings of $162,500, as described below, and retired all outstanding debt as of May 10, 2004, consisting of a term loan of $22,920 and a $30,765 revolving credit facility.

Amortization of deferred financing costs included in interest expense were $1,514 for the Predecessor year 2002, $335 for the Predecessor year 2003, $895 for the Predecessor period December 28, 2003 through May 10, 2004 (which includes the write-off of unamortized deferred financing cost at the date of Acquisition in the amount of $772), and $804 for the Successor period May 11, 2004 through January 1, 2005.

Short-term borrowings and long-term debt at December 27, 2003 (Predecessor) and January 1, 2005 (Successor) consist of the following:

	Predecessor 2003	Successor 2004
Short-term borrowings
Revolving credit facility—Predecessor	$23,035	$—

Long-term debt
First lien term loan—Successor	$—	$97,750
Second lien term loan—Successor	—	50,000
Term loan—Predecessor	25,000	—

	25,000	147,750
Current maturities of long-term debt	8,320	12,162

Non-current portion of long-term debt	$16,680	$135,588

Successor debt

On May 11, 2004, we entered into senior secured credit facilities totaling $180,000, including a 6-year $30,000 revolver, a 6-year $100,000 amortizing first lien term loan (the "Revolver" and together with the, "First Lien Term Loan" the "First Lien Facilities") and a 7-year $50,000 non-amortizing second lien term loan (the "Second Lien Facility"). The Revolver provides direct borrowings and issuance of stand-by letters of credit on our behalf. Borrowings are limited by the borrowing base, which consists of eligible assets, as defined, including accounts receivable and inventory.

Borrowings under the First Lien Facilities bore interest at the London Interbank Offered Rate (LIBOR) plus 3.25% for LIBOR Rate loans, or at prime plus 2.25% for Prime Rate loans, at our option. On December 1, 2004, we amended the First Lien Facilities agreement to reduce the interest rate premium by 0.5%. Interest is payable quarterly. Additional fees include servicing fees equal to 2.75% charged annually on outstanding stand-by letters of credit, letter of credit fronting fee equal to 0.25% charged annually on outstanding stand-by letters of credit and a 0.50% unused line fee. Payments on the First Lien Term Loan, which began on September 25, 2004, are payable in quarterly installments based on an amortization schedule.

There are a number of circumstances in which additional partial prepayments are required based upon conditions set forth in the First Lien Facilities and Second Lien Facility, including, net asset sales, net insurance/condemnation proceeds not reinvested in other assets of the business, net securities proceeds from the issuance of capital stock or additional debt facilities, and a percentage of consolidated excess cash flow, as defined. The loans are collateralized by a first priority perfected lien on all existing and after-acquired domestic property, tangible and intangible, of the borrower and guarantors. The carrying amount of this collateral at January 1, 2005 was $244,131.

At January 1, 2005, we had approximately $28,093 available for borrowings under the $30,000 Revolver after considering outstanding stand-by letters of credit of $1,907. We use stand-by letters of credit as collateral security for workers' compensation insurance programs and customs bonds issued on our behalf.

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share amounts)

The Second Lien Facility, a non-amortizing term loan, bears interest at LIBOR plus 7.5% for LIBOR Rate loans, or at prime plus 6.5% for Prime Rate loans, at our option. Interest is payable quarterly. This loan is collateralized by a second lien on all collateral securing the First Lien Facilities.

For Successor 2004, the senior secured credit facility required a mandatory prepayment based on a percentage of consolidated excess cash flow, as determined based on applicable leverage ratios. Accordingly, we will make a principal prepayment of approximately $7,662 in April 2005. Such amount is included in current maturities of long-term debt on the January 1, 2005 consolidated balance sheet. This prepayment is applied to the First Lien Term Loan. We may make optional prepayments on the First Lien Facilities without premium or penalty. The lender will apply such prepayments first to the Revolver and second to the First Lien Term Loan. Subject to certain conditions in the Second Lien Facility, we may make optional prepayments with a prepayment premium of 3% for prepayments made on or prior to May 11, 2005, 2% for prepayments made after May 11, 2005 and on or prior to May 11, 2006, and 1% for prepayments made after May 11, 2006 and on or prior to May 11, 2007.

The financial covenants for these facilities include various restrictions with respect to the Company and is wholly-owned subsidiary Maidenform, Inc., including the transfer of assets or the payment of dividends between Maidenform Inc. and its subsidiaries and the Company. In addition, there are restrictions on indebtedness, liens, guarantees, redemptions, mergers, acquisitions and sale of assets over certain amounts. At January 1, 2005, Maidenform, Inc. had restricted net assets of approximately $2,234 or 42.7%. In addition, the covenants include maximum debt and leverage ratios, minimum consolidated EBITDA levels, and restrictive covenants, including limitations on new debt, advances to subsidiaries and employees, capital expenditures, and transactions with stockholders and affiliates. We were in compliance with all covenants at January 1, 2005.

Under the $180,000 senior secured credit facility, our highest level of total borrowings was $162,500 during the Successor period May 11, 2004 through January 1, 2005. The weighted average interest rate for the facilities was 6.6% during the Successor period of May 11, 2004 through January 1, 2005.

Payments due on long-term debt during each of the five years subsequent to January 1, 2005, are as follows:

2005	$12,162
2006	5,400
2007	7,650
2008	10,350
2009	37,850
2010 and thereafter	74,338

Predecessor debt

Successive loan agreements were entered into during the Predecessor period June 8, 2001 through May 10, 2004, with a financial institution that provided direct borrowings and issuance of stand-by letters of credit. Borrowings were limited by the borrowing base, which consisted of eligible assets, as defined, including accounts receivable and inventory. For the Predecessor period June 8, 2001 through April 30, 2003, interest was at the Adjusted Eurodollar Rate, as defined, plus 3.0% for Euro Rate loans, at prime plus 0.5% for Prime Rate loans, at prime plus 0.75% for Prime Rate Real Property loans and at the Adjusted Eurodollar Rate plus 3.25% for Eurodollar Rate Real Property loans. For the Predecessor period May 1, 2003 through December 21, 2003, direct borrowings bore interest at the prime rate for Prime Rate loans and at the Adjusted Eurodollar Rate, as defined, plus 2.0% for Euro Rate loans. On December 22, 2003, we amended the loan agreements to consist of a Revolving Credit Facility and a $25,000 Term Loan (the "CFC" Loan). The Revolving Credit Facility, which would have expired on June 8, 2006, provided direct borrowings and issuance of letters of credit on our behalf in an aggregate amount not to exceed $50,000. The carrying amount of this collateral at December 27, 2003 was $82,728. The financial covenants for the loans included tangible net worth and EBITDA covenants, while the restrictive covenants included limitations on new debt, advances to subsidiaries and employees, capital expenditures, disposals of assets, changes in capital structure and dividend distributions. All outstanding balances on the CFC loans were fully paid and the credit facility was retired at the date of Acquisition. See Note 2, "Reorganization and Business Combination."

During Predecessor year 2003, our highest level of total direct borrowings under the Amended Loan Agreement was $48,035. During Predecessor year 2003, the weighted average interest rate on the facilities was 3.7%.

During the Predecessor period of December 28, 2003 through May 10, 2004, our highest level of total direct borrowings under the Amended Loan Agreement was $57,802. The weighted average interest rate for the facilities was 4.2% during the Predecessor period of December 28, 2003 through May 10, 2004.

9. INTEREST RATE SWAP AGREEMENTS

Effective August 16, 2004, we entered into two interest rate swap agreements, each having a notional amount of $5,625 for the period August 16, 2004 through August 15, 2005, $11,250 for the period August 16, 2005 through February 15, 2006, and $15,000 for the period February 16, 2006 through the expiration date of August 15, 2007. Under these swap agreements, we converted a floating interest rate for the notional amount of the swaps into a fixed interest rate of 4.05% and 3.885%. These swap contracts are not held for trading purposes. During the Successor period May 11, 2004 through January 1, 2005, there were no significant gains or losses recognized in interest expense for hedge ineffectiveness. The cash flow effects of the swap arrangements are included in interest expense on the consolidated statement of income and were $89 for the Successor period May 11, 2004 through January 1, 2005.

In addition to the interest rate swap agreements, we purchased an interest rate cap as an economic hedge against approximately $63,750 of variable rate debt. The interest rate is capped at 5.92% on a notional amount of $63,750 for the period July 6, 2004 through July 5, 2005, 6.52% on a notional amount of $52,500 for the period July 6, 2005 through January 5, 2006, and 8.08% on a notional amount of $45,000 for the period January 6, 2006 through the expiration date of July 6, 2007. The interest rate cap is recognized on the consolidated balance sheet at its fair value and any change in fair value is reported in interest expense and was $46 for the Successor period May 11, 2004 through January 1, 2005.

10. LEASES

We lease warehouse, retail, showroom and office facilities, and equipment under non-cancelable operating leases which expire on various dates through 2016. In addition to minimum rentals, certain leases provide for annual rent increases for real estate taxes, maintenance and inflation. Several of our operating leases contain renewal options and contingent rental payments based on individual store sales.

Minimum annual cash rent obligations under non-cancelable operating leases at January 1, 2005 (Successor) are as follows:

Successor

2005	$5,053
2006	4,204
2007	2,716
2008	2,103
2009	933
2010 and thereafter	730

Total minimum lease payments	$15,739

Total rent expense included in selling, general and administrative expenses under operating leases, exclusive of property taxes and other property related expenses charged to earnings, was $6,941 for the Predecessor year 2002, $5,530 for the Predecessor year 2003, $2,216 for the Predecessor period December 28, 2003 through May 10, 2004 and $3,690 for the Successor period May 11, 2004 through January 1, 2005.

11. BENEFIT PLANS

We sponsor a defined benefit pension plan, the Maidenform, Inc. Retirement Plan (the "Retirement Plan"), covering substantially all eligible employees not covered by the union plans described below. The benefits are based on years of service and the employees' compensation through their retirement date. The Retirement Plan is the result of the merger between the Restated Replacement Maidenform, Inc. Retirement Plan and the NCC Defined Benefit Pension Plan (the "NCC Plan") on April 14, 1999. Benefits under the NCC Plan have been frozen since 1991.

We also make contributions to multiemployer plans that provide defined pension benefits and health and welfare benefits to our unionized employees. The contributions for the multiemployer defined benefit pension plans amounted to $331, $292, $118, $168 for the Predecessor years 2002 and 2003, for the Predecessor period December 28, 2003 through May 10, 2004 and for the Successor period May 11, 2004 through January 1, 2005, respectively. The contributions for the health and welfare plans, including a prescription drug program, amounted to $1,143, $1,023, $443 and $643 for the Predecessor years 2002 and 2003, for the Predecessor period December 28, 2003 through May 10, 2004 and for the Successor period May 11, 2004 through January 1, 2005, respectively.

We sponsor the Maidenform, Inc. Savings Plan (the "401(k) Plan"), which operates pursuant to Section 401(k) of the Internal Revenue Code and covers substantially all eligible employees not covered by union plans described above. Eligible participating employees, excluding "highly compensated employees," may contribute up to 20% of their pre-tax wages, subject to certain IRC limitations. Highly compensated employees may contribute up to 6% of their pre-tax wages, subject to certain IRC limitations. The 401(k) Plan provides for employer matching contributions to a maximum of 1.5% of pre-tax wages. During the Predecessor years 2002 and 2003, the Predecessor period December 28, 2003 through May 10, 2004 and the Successor period May 11, 2004 through January 1, 2005, we funded $254, $256, $147 and $146 of employer matching contributions, respectively.

We use a December 31 measurement date for our defined benefit pension plan.

Obligations and funded status

	Predecessor		Successor
	For the year ended December 27, 2003	For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005

Changes in benefit obligation
Benefit obligation, beginning of period	$14,431	$16,716	$17,358
Service cost	1,074	416	848
Interest cost	909	347	719
Plan participants' contributions	92	37	59
Assumption changes	1,409	—	2,798
Actuarial gain	(799)	(22)	(35)
Benefits paid	(400)	(136)	(273)

Benefit obligation, end of period	16,716	17,358	21,474

Change in plan assets
Fair value of plan assets,
beginning of period	7,199	10,061	9,980
Return on plan assets	1,682	45	1,019
Employer contributions	1,572	—	1,434
Plan participants' contributions	92	37	59
Plan expenses	(84)	(27)	(1)
Benefits paid	(400)	(136)	(273)

Fair value of plan assets, end of period	10,061	9,980	12,218

Funded status	(6,655)	(7,378)	(9,256)
Additional minimum liability	(1,774)	(1,953)	—
Unrecognized net actuarial loss	6,863	6,992	2,381

Net amount recognized	$(1,566)	$(2,339)	$(6,875)

Amounts recognized in the consolidated balance sheets consist of:

	Predecessor 2003	Successor 2004

Prepaid pension cost	$208	$—
Accrued benefit liability	(1,774)	(6,875)

Net amount recognized	$(1,566)	$(6,875)

The accumulated benefit obligation for the Retirement Plan was $11,627 and $15,008 at December 27, 2003 (Predecessor) and January 1, 2005 (Successor), respectively.

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Components of net periodic benefit cost
Service cost	$933	$1,074	$416	$848
Interest cost	832	909	347	719
Expected return on plan assets	(860)	(781)	(300)	(636)
Recognized net actuarial loss	211	409	132	—

Net periodic benefit cost	$1,116	$1,611	$595	$931

Additional information
(Decrease) increase in minimum pension liability included in other comprehensive income (loss)	$2,836	$(1,062)	$179	$—

Assumptions

Weighted average assumptions used to determine benefit obligations:

	Predecessor 2003	Successor 2004

Discount rate	6.25%	5.75%
Rate of compensation increase	4.00%	4.00%

Weighted average assumptions were used to determine net periodic benefit cost:

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Discount rate	7.50%	6.75%	6.25%	6.25%
Expected return on plan assets	10.00%	10.00%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

The long-term rate of return for our pension plan is established via a building block approach with proper consideration of diversification and rebalancing. Historical markets are studied and long-term historical relationships between equity and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors, such as inflation and interest rates, are evaluated before long-term capital market assumptions are determined.

Plan assets

Weighted average asset allocations for the Retirement Plan at December 27, 2003 (Predecessor) and January 1, 2005 (Successor) and the targeted asset allocation for 2005 by asset category are as follows:

	Predecessor 2003	Successor 2004	Targeted 2005

Equity Securities	73%	71%	70%
Fixed Income Securities	24	29	30
Other	3	—	—

	100%	100%	100%

We employ a total return investment approach whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The assets of the Retirement Plan are held in pooled-separate accounts and are invested in mutual funds consisting of a diversified blend of equity and fixed income securities. We use this investment approach in order to meet its diversification and asset allocation goals. Furthermore, equity investments are diversified across domestic and foreign stocks, as well as growth, value, and small and large capitalizations. Investments risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

Cash flows

Contributions

We expect to contribute approximately $1,600 to the Retirement Plan in 2005, relating to the 2004 plan year, based upon the current funded status and expected asset return assumptions.

Estimated future benefit payments

Benefit payments, which reflect future service, as appropriate, are expected to be paid as follows:

Successor

2005	$394
2006	412
2007	490
2008	566
2009	657
2010 - 2014	4,853

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share amounts)

12. POSTRETIREMENT PLANS

We use a December 31 measurement date for the postretirement plans.

Obligations and funded status

	Predecessor				Successor
	For the year ended December 27, 2003		For the period from December 28, 2003 through May 10, 2004		For the period from May 11, 2004 through January 1, 2005
	NCC plan	Company plan	NCC plan	Company plan	NCC plan	Company plan

Changes in benefit obligation
Benefit obligation, beginning of period	$662	$367	$734	$332	$906	$334
Interest cost	46	22	17	6	36	13
Actuarial (gain) loss	142	(17)	189	12	3	(58)
Benefits paid	(116)	(40)	(34)	(16)	(68)	(29)

Benefit obligation, end of period	$734	$332	$906	$334	$877	$260

Fair value of plan assets, beginning of period	$—	$—	$—	$—	$—	$—
Employer contribution	116	40	34	16	68	29
Benefits paid and settlements	(116)	(40)	(34)	(16)	(68)	(29)

Fair value of plan assets, end of period	$—	$—	$—	$—	$—	$—

Fair value of plan assets, end of period	$—	$—	$—	$—	$—	$—
Funded status	(734)	(332)	(906)	(334)	(877)	(260)
Unrecognized prior service cost	172	—	155	—	—	—
Unrecognized actuarial net (gain) loss	(111)	—	75	—	3	—

Accrued benefit cost	$(673)	$(332)	$(676)	$(334)	$(874)	$(260)

Amounts recognized in the consolidated balance sheets consist of
Accrued benefit liability	$(673)	$(332)	$(676)	$(334)	$(874)	$(260)

	Predecessor						Successor
					For the period from December 28, 2003 through May 10, 2004		For the period from May 11, 2004 through January 1, 2005
	For the years ended
	December 28, 2002		December 27, 2003
	NCC plan	Company plan	NCC plan	Company plan	NCC plan	Company plan	NCC plan	Company plan

Components of net periodic benefit cost
Interest cost	$45	$25	$46	$22	$17	$6	$36	$13
Amortization of (gains) losses	4	37	28	(17)	20	12	—	(58)

Net periodic benefit cost	$49	$62	$74	$5	$37	$18	$36	$(45)

Assumptions

Weighted average assumptions used to determine benefit obligations:

	Predecessor 2003		Successor 2004
	NCC plan	Company plan	NCC plan	Company plan

Discount rate	5.75%	6.25%	5.75%	5.75%

Weighted average assumptions used to determine net periodic benefit costs:

	Predecessor						Successor
	For the years ended				For the period from December 28, 2003 through May 10, 2004		For the period from May 11, 2004 through January 1, 2005
	December 28, 2002		December 27, 2003
	NCC plan	Company plan	NCC plan	Company plan	NCC plan	Company plan	NCC plan	Company plan

Discount rate	7.00%	7.50%	6.25%	6.50%	5.75%	6.25%	6.25%	6.25%

Assumed healthcare cost trend rates

	Predecessor						Successor
					For the period from December 28, 2003 through May 10, 2004		For the period from May 11, 2004 through January 1, 2005
	For the years ended
	December 28, 2002		December 27, 2003
	NCC plan	Company plan	NCC plan	Company plan	NCC plan	Company plan	NCC plan	Company plan

Healthcare cost trend rate assumed for next year	9.00%	10.50%	8.50%	9.75%	8.00%	9.75%	8.00%	10.25%
Rate to which the cost trend rate is assumed to decline	5.00%	4.50%	5.00%	4.50%	5.00%	4.50%	5.00%	4.50%
Year that the rate reaches the ultimate trend rate	2010	2010	2010	2010	2010	2011	2010	2013

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A 1% point change in assumed healthcare cost trend rates would have the following effects on the NCC Plan:

	1% point increase	1% point decrease

Effect on total of service and interest cost components	$2	$(2)
Effect on postretirement benefit obligation	35	(34)

A 1% point change in assumed healthcare cost trend rates would have the following effects on the Company Plan:

	1% point increase	1% point decrease

Effect on total of service and interest cost components	$1	$(1)
Effect on postretirement benefit obligation	11	(10)

Cash flows

Contributions

The postretirement plans are unfunded plans. As such, we expect to contribute to the plan an amount equal to benefit payments to be made in 2005 which are estimated to be $142.

Estimated future benefit payments

Benefit payments, which reflect future service, as appropriate, are expected to be paid as follows:

Successor

2005	$142
2006	133
2007	129
2008	125
2009	120
2010 - 2014	502

13. PREFERRED STOCK SUBJECT TO REDEMPTION AND COMMON STOCK SUBJECT TO PUT

We issued 360,000 shares of preferred stock, $0.01 par value, with a liquidation value of $36,000 in connection with the Acquisition. All preferred shares are redeemable at the option of the board of directors. Our majority stockholder, who owns approximately 65% of our outstanding common and preferred stock, has the right to designate a majority of the members of our board of directors. Therefore, because any redemption of the preferred stock would be ratable across all preferred stockholders, the redemption of all shares of preferred stock are deemed to be within the control of our majority stockholder and are classified outside of total stockholders' equity (deficit) on our consolidated balance sheet beginning May 11, 2004. We obtained an appraisal by an independent third party which determined the fair market value for the preferred stock to be $36,735 at May 11, 2004.

The preferred stock, which has a redemption premium of $2,145, if redeemed during the period from May 11, 2004 through May 1, 2005, was accreted to $38,880 on May 11, 2004. Accordingly, this accretion was recorded as a reduction in net income (loss) available to common stockholders. The redemption premium was 108% at May 11, 2004 and will reduce two percentage points each year commencing on May 1, 2005 until reaching 100% on May 1, 2008.

Dividends are cumulative, accrue quarterly on the first day of August, November, February and May, and accrue at 15% per annum. At January 1, 2005, we accrued $2,611 in dividends on preferred stock which is included with preferred stock outside of total stockholders' equity (deficit) on our consolidated balance sheet.

In connection with the Acquisition, we granted 14,055 preferred stock options to key employees. In accordance with the terms of the option agreement, if the outstanding preferred stock is redeemed then the underlying rollover preferred stock options would also be redeemed at the same terms, net of the exercise price.

In connection with the Acquisition, a majority stockholder of Predecessor who is also a stockholder of Successor received 75,000 of the 360,000 shares of preferred stock, $0.01 per value, and also received 4,125,000 of the 19,800,000 shares of common stock, $0.01 par value, as rollover equity valued at $15,000. This stockholder has a "put" option, with some limitations, to "put" these shares back to us in an amount equal to 85% of the fair market value at the time of the "put" election (May 10, 2007), limited to $15,000, less any amount already received from previously sold shares, cash dividends and cash distributions. In addition, the put terminates upon a liquidity event such as an initial public offering. Because of this "put" option, these shares are classified outside of total stockholders' equity (deficit) on our consolidated balance sheet and stated as common stock of $6,356 and preferred stock of $8,644 at January 1, 2005. As the carrying amount of the preferred stock increases as a result of dividends and accretion, the carrying amount of the common stock classified outside of total stockholders' equity (deficit) will be reclassified to additional paid-in capital to the extent the combined amount is greater than the "put" of $15,000. This reclassification amounted to $511 at January 1, 2005.

14. STOCKHOLDERS' EQUITY (DEFICIT)

Successor

In connection with the Acquisition, we issued 19,800,000 shares of common stock, $0.01 par value, of which 4,125,000 shares were classified outside of total stockholders' equity (deficit), see Note 13, "Preferred Stock Subject to Redemption and Common Stock Subject to Put."

Predecessor

In June 2001, we entered into a Note Purchase Agreement (the "NPA") with Oaktree Capital Management, LLC ("Oaktree Capital"), on behalf of investment funds and accounts it manages, and a number of our stockholders under which we raised $21,475 through the issuance of 18% secured convertible notes (the "Sub Notes"). The Sub Notes were scheduled to mature on December 1, 2003. The Notes accrued interest at a rate of 18% per annum with interest payable in kind on June 1 and December 1 of each year. In accordance with the terms of the NPA, holders of a majority of the aggregate principal amount of the Sub Notes (the "Majority Holders") had the right at any time to convert the principal and interest on all of the Sub Notes issued pursuant to the NPA into shares of our common stock at a conversion price of $2.02 per share.

Effective November 30, 2002, the principal and all accrued interest under the outstanding Sub Notes was converted into equity. As a result, principal and accrued interest in the amount of $27,721 were converted into a total of 13,723,489 shares of common stock which were issued to holders of the Sub Notes at the conversion price of $2.02 per share, thereby extinguishing the Sub Notes and all related liabilities.

On December 5, 2002, the board of directors approved a cash dividend to be paid to all holders of shares of our common stock as of a record date of December 5, 2002 in the amount of $2.00 per share. The total dividend of $28,114 was paid on December 19, 2002. The dividend was accounted for as a reduction to additional paid-in capital.

On December 2, 2003, we repurchased 328,943 shares of common stock from a stockholder at a price of $8.25 per share for a total of $2,714.

On December 12, 2003, the board of directors approved a cash dividend to be paid to all holders of shares of common stock as of a record date of December 12, 2003 in the amount of $3.64 per share. The total dividend of $49,969 was paid on December 22, 2003. The dividend was accounted for as a reduction to additional paid-in capital.

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share amounts)

15. STOCK OPTION PLANS

Prior to 2003, we accounted for our stock option plans under the recognition and measurement provisions of APB No. 25 and related interpretations. Effective December 29, 2002, we adopted the fair value recognition provisions of SFAS No. 123. We selected the modified prospective method of adoption described in SFAS No. 148. Stock compensation expense recognized in Predecessor year 2003 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied to all stock options modified or settled in fiscal years beginning after December 15, 1994. See Note 3, "Summary of Significant Accounting Policies." As required by the modified prospective method, the cumulative effect of the change in accounting principle for stock compensation has not been recognized in the consolidated statement of income for the Predecessor year 2003.

The fair value of the stock options on the grant dates were $8,680 and $3,644 for stock options granted during the Predecessor year 2003 and prior, and during the Successor period May 11, 2004 through January 1, 2005, respectively. These amounts are being expensed over the vesting periods. In accordance with APB No. 25, there was no stock compensation expense recorded for the year ended December 28, 2002. We recorded stock compensation expense, which represents the amortization of the fair value of the stock options issued, of approximately $1,811 for the Predecessor year 2003, $6,869 for the Predecessor period December 28, 2003 through May 10, 2004 and $251 for the Successor period May 11, 2004 through January 1, 2005.

In connection with the Acquisition, we terminated all existing Employee Stock Option Plans, Non-Employee Directors Stock Option Plans and Employment Option Agreements of the Predecessor which had been formed to provide incentives to our employees and directors in Predecessor periods (the "Former Plans"). All outstanding options under the Former Plans expired or were cashed out, canceled, or exchanged for Successor options.

In connection with the Acquisition, we granted options under the Rollover Plan in substitution for certain in-the-money options under the Former Plans. Those options issued under the Former Plans were vested as a result of the Acquisition and compensation expense had been recognized in the Predecessor periods. Under this plan, 775,000 shares of common stock and 14,100 shares of preferred stock were reserved for issuance upon exercise of options granted to key employees. Each Rollover Plan option vested in full on the date of grant and expires no later than ten years after the initial date of grant.

On May 11, 2004, we adopted the 2004 Employee Stock Option Plan. Under this plan, 2,500,000 shares were reserved for issuance upon exercise of options granted to key employees. The plan provides for a variety of vesting dates with the majority of the options vesting in an annual increment of 25% of the number of options granted over the first four years of the grant and expiring no later than ten years after date of grant.

On July 28, 2004, we adopted the 2004 Stock Option Plan for Non-Employee Directors. Under this plan, 250,000 shares were reserved for issuance upon exercise of options granted to non-employee directors with vesting over a three year period and expiring no later than ten years after date of grant.

The following table summarizes stock options outstanding and exercisable at January 1, 2005 (Successor):

	Options outstanding				Options exercisable
Exercise prices	Options outstanding		Weighted average remaining contract life	Weighted average exercise price	Number exercisable	Weighted average exercise price

$1.82	1,014,161		9.6 years	$1.82	64,291	$1.82
3.64	1,014,161		9.6 years	3.64	64,291	3.64
0.01	554,602	(a)	7.2 years	0.01	554,602	0.01
0.06	218,430	(a)	7.2 years	0.06	218,430	0.06
0.82	10,084	(a)(b)	7.2 years	0.82	10,084	0.82
3.68	3,971	(a)(b)	7.2 years	3.68	3,971	3.68

	2,815,409				915,669

(a)
Options outstanding under the 2004 Rollover Stock Option Plan.

(b)
Represents preferred stock options.

Changes in options outstanding are summarized as follows:

	Predecessor
							Successor
	For the years ended
					For the period from December 28, 2003 through May 10, 2004		For the period from May 11, 2004 through January 1, 2005
	December 28, 2002		December 27, 2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding, beginning of year	37,582	$326.94	1,518,817	$10.80	1,566,406	$10.77	—	$—
Options granted—common	58,501	77.76	51,080	10.77	—	—	2,892,790	2.01
Options granted—preferred	—	—	—	—	—	—	14,055	1.63
Options cancelled or forfeited	(1,111)	371.15	(6,354)	14.14	(33,181)	225.30	(91,436)	2.73
Options cashed out	—	—	—	—	(1,274,078)	6.19	—	—
Predecessor options exchanged for Successor options	—	—	—	—	(259,147)	5.82	—	—
Additional options issued due to anti-dilution features	1,423,845	—	2,863	—	—	—	—	—

Options outstanding, end of year	1,518,817	$10.80	1,566,406	$10.77	—	$—	2,815,409	$1.98

Options exercisable, end of year, common	991,108	$13.31	1,395,377	$11.19	—	$—	901,614	$0.41

Options exercisable, end of year, preferred	—	$—	—	$—	—	$—	14,055	$1.63

The following table summarizes stock options issued and outstanding, excluding the 2004 rollover stock options outstanding, at January 1, 2005 (Successor) whose exercise price equals, exceeds, or is less than the fair market value of the stock on the date of grant.

Options outstanding	Weighted average exercise price	Weighted average fair market value

514,326	$1.82	$1.82
910,153	3.64	2.15
603,843	2.13	6.69

2,028,322

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of and changes in accumulated other comprehensive income (loss) are as follows:

	Foreign currency translation adjustment(a)	Minimum pension liability(b)	Interest rate swaps, (net of tax)	Accumulated other comprehensive income (loss)
Predecessor
Balance, at December 29, 2001	$233	$—	$—	$233
Changes during the year	(94)	(2,836)	—	(2,930)

Balance, at December 28, 2002	139	(2,836)	—	(2,697)
Changes during the year	(289)	1,062	—	773

Balance, at December 27, 2003	(150)	(1,774)	—	(1,924)
Changes during the period	(149)	(179)	—	(328)

Balance, at May 10, 2004	(299)	(1,953)	—	(2,252)

Successor
Changes during the period	$169	$—	$(178)	$(9)

Balance, at January 1, 2005	$169	$—	$(178)	$(9)

(a)
No tax benefit has been provided associated with the foreign currency translation adjustment due to management's decision to reinvest the earnings of our foreign subsidiaries.

(b)
No tax benefit has been provided associated with the minimum pension liability due to the limitations of the realizability of deferred tax assets.

17. INCOME TAXES

Income (loss) before provision for income taxes consists of the following:

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Domestic	$5,484	$21,556	$(3,144)	$(5,625)
Foreign	661	553	20	689

Total	$6,145	$22,109	$(3,124)	$(4,936)

Our provision (benefit) for income taxes consists of the following:

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Current
Federal	$—	$(318)	$1,295	$334
State and local	254	465	(42)	186
Foreign	324	309	86	310

	578	456	1,339	830

Deferred
Federal	176	(4,790)	(1,028)	(2,368)
State and local	—	(587)	811	(30)

	176	(5,377)	(217)	(2,398)

Total income tax provision (benefit)	$754	$(4,921)	$1,122	$(1,568)

Our income tax rate is reconciled to the U.S. federal statutory tax rate as follows:

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Federal statutory tax rate	34.0%	35.0%	(35.0)%	(35.0)%
Foreign income taxes	1.6	(2.2)	2.3	(0.1)
State and local income taxes, net of federal benefit	2.7	1.4	19.4	1.8
Non-deductible Acquisition-related charges	—	—	47.9	—
Change in deferred tax valuation allowance	(27.0)	(56.8)	—	—
Other	1.0	0.3	1.3	1.5

Effective tax rate	12.3%	(22.3)%	35.9%	(31.8)%

Deferred tax assets (liabilities) at December 27, 2003 (Predecessor) and January 1, 2005 (Successor) are comprised of the following:

	Predecessor 2003	Successor 2004

Deferred tax assets (liabilities)—current
Accounts receivable reserves	$1,891	$2,031
Inventory reserves	2,284	2,933
Accrued liabilities	2,869	3,270
Other, net	308	869

	7,352	9,103

Deferred tax assets (liabilities)—non-current
Depreciation and amortization	(1,817)	(1,118)
Net operating losses	44,913	30,106
AMT credit	735	1,069
Intangible assets	—	(40,632)
Pension and postretirement liabilities	447	2,532
Other, net	1,053	1,041

	45,331	(7,002)

Net deferred tax assets	$52,683	$2,101

Our income tax payable of $682 at December 27, 2003 (Predecessor) was included in accrued expenses and other current liabilities. Our income tax receivable of $2,493 at January 1, 2005 (Successor) was included in prepaid expenses and other current assets.

Section 382 of the Internal Revenue Code (Section 382) imposes limitations on a corporation's ability to utilize its net operating losses (NOLs) if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain existing stockholders and, or, new stockholders in the stock of a corporation by more than 50 percentage points during a three year testing period. Upon emergence from bankruptcy, our NOLs were subject to Section 382 limitations. As a result of the Acquisition, we experienced a change in control, as defined by Section 382. As a result of this ownership change, the utilization of our NOLs are subject to a new annual limitation under Section 382. Any unused annual limitation may be carried over to later years, and the amount of the limitation may, under certain circumstances, be increased to reflect both recognized and deemed recognized "built-in gains" that occur during the sixty-month period after the ownership change. Based on fair values of certain assets as determined in connection with the Acquisition (see Note 2, "Reorganization and Business Combination"), we have approximately $66,700 of built-in gains that are anticipated to be recognized or deemed recognized during the aforementioned sixty-month period. During the Successor period May 11, 2004 through January 1, 2005, our combined limitation for our NOLs was approximately $24,400 and we utilized approximately $16,700. At January 1, 2005 (Successor), we have approximately $92,600 federal and state NOLs available for future utilization during the years of 2005 through 2023.

The American Jobs Creation Act of 2004 (the "Act"), signed into law in October 2004, provides for a variety of changes in the tax law that could impact our income taxes in the future including incentives to repatriate undistributed earnings of foreign subsidiaries. At January 1, 2005 (Successor), we do not have any undistributed earnings from non-U.S. operations. We have concluded that the Act will not have a material impact on our consolidated statements of financial position, results of operations and cash flows.

Predecessor

During the Predecessor year 2003, we utilized $14,095 of NOLs.

SFAS No. 109 requires us to evaluate the recoverability of our deferred tax assets on an ongoing basis. The assessment requires us to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that our net deferred assets will be realized in future periods. Upon emergence from bankruptcy, we provided a valuation allowance against our net deferred tax assets due to the uncertainty of the future recognition of such assets as a result of prior financial results and the timing of net operating loss carryforward expirations. We generated losses before provision for income taxes for all years subsequent to our emergence from bankruptcy until 2002.

For the Predecessor year 2002, we generated income before any provision for income taxes of $6,145. While income before provision for income taxes was positive evidence, we did not believe it was sufficient to overcome the negative evidence discussed above; therefore, a full valuation allowance was retained at December 28, 2002 (Predecessor).

During the Predecessor year 2003, we determined that the available positive evidence carried more weight than the historical negative evidence and concluded it was more likely than not that the net deferred tax assets would be realized in future periods. Therefore, the valuation allowance in the amount of $52,683 was reversed in the Predecessor year 2003. The positive evidence we considered included operating income and cash flows for the Predecessor years 2002 and 2003, and anticipated operating income and cash flows for future periods in sufficient amounts to realize the net deferred tax assets.

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share amounts)

In accordance with SOP 90-7, income tax benefits realized from periods before the Bankruptcy ("pre-confirmation") net operating loss carryforwards and reductions in pre-confirmation deferred tax asset valuation allowances are first credited against goodwill and then to paid-in capital. For Predecessor year 2002, income tax benefits of $176 from pre-confirmation net operating loss carryforwards were used to reduce goodwill. The reversal of the valuation allowance described above reduced the carrying value of goodwill by $28,305 and increased paid-in capital by $19,001 for the Predecessor year 2003. Income tax benefits realized from post-confirmation net operating loss carryforwards and reductions in post-confirmation deferred tax asset valuation allowances were recorded in the amount of $5,377 for the Predecessor year 2003.

18. COMMITMENTS AND CONTINGENCIES

Purchase commitments

In the normal course of business, we enter into purchase commitments covering inventory requirements both of raw materials and finished goods. At January 1, 2005 (Successor), we believe that we have adequate reserves for expected losses arising from all purchase commitments.

Litigation

We are party to various legal actions arising in the ordinary course of business. Based on information presently available to us, we believe that we have adequate legal defenses, reserves or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our consolidated statements of financial position, results of operations or cash flows.

19. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	Predecessor 2003	Successor 2004

Accrued wages, incentive compensation and payroll taxes	$6,549	$7,497
Accrued employee termination costs	—	2,077
Accrued professional fees	1,153	2,036
Accrued other	13,074	10,724

	$20,776	$22,334

Other accrued expenses and current liabilities include, among other items, accrued interest, accrued medical insurance, tax liabilities, and accrued advertising.

20. VALUATION AND QUALIFYING ACCOUNTS

	Allowance for
	Doubtful accounts	Inventory valuation	Sales returns and allowances

Predecessor
Balance, at December 29, 2001	$726	$10,145	$6,267
Additions, charged to expense	(313)	5,194	22,382
Writeoffs	(101)	(9,443)	(20,699)

Balance, at December 28, 2002	312	5,896	7,950
Additions, charged to expense	53	2,493	22,994
Writeoffs	(10)	(5,156)	(25,345)

Balance, at December 27, 2003	355	3,233	5,599
Additions, charged to expense	(82)	3,188	7,778
Writeoffs	—	(945)	(9,556)

Balance, at May 10, 2004	273	5,476	3,821

Successor
Balance, at May 11, 2004	$273	$—	$3,821
Additions, charged to expense	(127)	5,143	23,749
Writeoffs	42	(1,551)	(21,829)

Balance, at January 1, 2005	$188	$3,592	$5,741

In addition to the allowances for doubtful accounts and sales returns, we also include in accounts receivable reserves for markdowns and co-op advertising commitments.

21. MAJOR CUSTOMERS AND SUPPLIERS

Each of the following wholesale segment customers were greater than 10% of our total net sales:

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Customer A	17.4%	13.8%	10.6%	16.0%
Customer B	12.7%	10.8%	10.4%	—
Customer C	10.3%	—	—	—

At December 27, 2003 and January 1, 2005, our five largest uncollateralized receivables represented approximately 62% and 55% of total accounts receivable.

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Major suppliers information
Number of major suppliers	3	3	4	4
% of total purchases	54%	56%	57%	56%

22. OTHER INCOME

During Predecessor year 2002, we received a settlement of $2,104 related to the recovery of preference payments that were made prior to bankruptcy.

23. RELATED PARTY TRANSACTIONS

We enter into various lease agreements for our retail stores with entities controlled by Chelsea Property Group ("Chelsea"). An executive officer of Chelsea is the spouse of our Senior Vice President of Retail and Licensing. At December 28, 2002, December 27, 2003 and January 1, 2005, we had 18, 30 and 26 leases with Chelsea, respectively. We incurred rent expense in the amount of $1,531 for the Predecessor year 2002, $2,044 for the Predecessor year 2003, $861 for the Predecessor period December 28, 2003 through May 10, 2004 and $1,430 for the Successor period May 11, 2004 through January 1, 2005, in connection with these leases.

At January 1, 2005, Ares Corporate Opportunity Fund, L.P. (the "Fund") holds 12,925,000 shares of common stock and 235,000 shares of preferred stock, which represents approximately 65% of our outstanding common and preferred stock. In connection with the Acquisition, we entered into an advisory agreement with ACOF Operating Manager, L.P. (together with the Fund, the "Ares Entities"), whereby we pay the Ares Entities an annual advisory fee of $250 plus reimbursements for reasonable expenses. We pay this fee in quarterly installments in advance on January 1, April 1, July 1 and October 1. Through January 1, 2005, we paid the Ares Entities $160 under this agreement. In addition, upon completion of the Acquisition, we paid the Ares Entities a fee for services rendered in connection with structuring the Acquisition of $2,000, $600 of which is included in deferred financing costs and being amortized over the life of the obligation and $1,400 is included in the cost of the Acquisition.

Our $180,000 senior secured credit facilities was arranged with a financial institution who acts as the Administrative Agent for our credit facilities. The Administrative Agent is also a stockholder of the Company beginning May 11, 2004. See Note 8, "Debt," for details related to our credit facilities. In connection with this financing, we paid normal transaction costs in the amount of $4,660. We also incurred interest expense of $6,674 for the Successor period May 11, 2004 through January 1, 2005.

In connection with the Acquisition, we paid Oaktree Capital, who manages accounts and funds that hold a majority interest in the Predecessor and some of which are also stockholders of the Successor, a transaction fee of $2,150. This amount was expensed as a cost of the Acquisition during the Predecessor period December 28, 2003 through May 10, 2004.

In connection with the Acquisition, we obtained various insurance policies in the amount of $1,735 from an affiliate of American International Group, Inc. ("AIG"). Of this amount, $242 is included in prepaid expenses and other current assets and amortized over the term of the policies and $1,493 was expensed as a cost of the Acquisition during the Predecessor December 28, 2003 through May 10, 2004. In addition, affiliates of AIG also hold a portion of our debt under our existing credit facilities. AIG manages certain private equity funds which are stockholders of the Company.

24. SEGMENT INFORMATION

We report segment information in accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires segment information to be disclosed based on a "management approach." The management approach refers to the internal reporting that we use for making operating decisions and assessing the performance of reportable segments. SFAS No. 131 also requires disclosure about products and services, geographic areas and major customers. For purposes of complying with SFAS No. 131, we identified our two reportable segments as "Wholesale" and "Retail." Our wholesale sales are to department stores, national chains, mass merchants (including warehouse clubs), specialty stores, off-price retailers, and third party distributors servicing similar customers in foreign countries while our retail segment reflects our operations from our retail stores and internet operations. Royalty income is also included in our wholesale segment. Within our reportable segments, wholesale includes corporate-related assets. The accounting policies of the segments are the same as those described in Note 3, "Summary of Significant Accounting Policies." Each segment's results include the costs directly related to the segment's net sales and all other costs allocated based on the relationship to consolidated net sales or units produced to support each segment's net sales. Intersegment sales and transfers are recorded at cost and treated as a transfer of inventory.

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Net sales
Wholesale	$207,358	$238,400	$105,225	$176,515
Retail	56,001	54,473	17,190	38,098

Total	$263,359	$292,873	$122,415	$214,613

Operating income (loss)
Wholesale	$8,503	$22,494	$14,558	$5,261
Retail	2,674	1,060	(1,216)	(2,575)
Acquisition—related charges	—	—	(14,286)	—

Operating income (loss)	11,177	23,554	(944)	2,686
Interest expense, net	(7,136)	(1,445)	(2,180)	(7,622)
Other income	2,104	—	—	—

Income (loss) before provision for income taxes	$6,145	$22,109	$(3,124)	$(4,936)

Depreciation and amortization
Wholesale	$4,204	$4,368	$1,164	$5,033
Retail	895	1,126	472	1,147

Total	$5,099	$5,494	$1,636	$6,180

Net sales by geographic area
United States	$251,030	$279,229	$116,574	$202,062
International	12,329	13,644	5,841	12,551

Total	$263,359	$292,873	$122,415	$214,613

Intercompany sales from wholesale to retail	$13,007	$13,050	$4,508	$7,374

		Predecessor 2003		Successor 2004
Inventory
Wholesale(a)		$24,333		$28,343
Retail		11,705		8,724

Total		$36,038		$37,067

Identifiable assets
Wholesale		$136,353		$215,959
Retail		16,979		28,172

Total		$153,332		$244,131

Property, plant and equipment, net, by geographic area
United States		$29,199		$26,519
International		1,469		1,425

Total		$30,668		$27,944

(a)
Wholesale inventories include inventory produced and warehoused for the retail segment.

25. EARNINGS (LOSS) PER SHARE

The following is a reconciliation of basic number of common shares outstanding to diluted common and common equivalent shares outstanding:

	Predecessor			Successor
	For the years ended		For the period from December 28, 2003 through May 10, 2004	For the period from May 11, 2004 through January 1, 2005
	December 28, 2002	December 27, 2003

Net income (loss)	$5,391	$27,030	$(4,246)	$(3,368)
Less: Preferred stock dividends and accretion	—	—	—	(4,756)

Income (loss) available to common stockholders	$5,391	$27,030	$(4,246)	$(8,124)

Weighted average number of common and common equivalent shares outstanding
Basic number of common shares outstanding	1,388,986	14,034,230	13,727,879	19,800,000

Dilutive effect of stock options	5,200	369,900	—	—
Dilutive effect of Sub Notes	12,667,836	—	—	—

Dilutive number of common and common equivalent shares outstanding	14,062,022	14,404,130	13,727,879	19,800,000

Basic net earnings (loss) per common share	$3.88	$1.93	$(0.31)	$(0.41)

Diluted net earnings (loss) per common share	$0.38	$1.88	$(0.31)	$(0.41)

Options to purchase approximately 61,457 and 112,403 shares of common stock were outstanding during the Predecessor years 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the shares of common stock. The dilutive potential common shares of 773,032 options for the Predecessor period December 28, 2003 through May 10, 2004 and 2,801,354 options for the Successor period May 11, 2004 through January 1, 2005, were not included in the computation of diluted earnings per share because of their anti-dilutive effect.

In addition, the dilutive effect of the Sub Notes when applying the "if-converted" method in the Predecessor year 2002 assumed that these shares were converted from December 30, 2001 through the date of conversion.

Maidenform Brands, Inc. and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)
(unaudited)

	Successor, at
	January 1, 2005	April 2, 2005

Assets
Current assets
Cash and cash equivalents	$23,212	$4,784
Accounts receivable, net	24,004	54,115
Inventories, net	37,067	53,433
Deferred income taxes	9,103	9,103
Prepaid expenses and other current assets	7,562	7,911

Total current assets	100,948	129,346
Property, plant and equipment, net	27,944	25,303
Goodwill	7,884	7,884
Intangible assets, net	101,998	101,708
Other non-current assets	5,357	5,238

Total assets	$244,131	$269,479

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Short-term debt	$—	$778
Current portion of long-term debt	12,162	12,162
Accounts payable	11,724	28,912
Accrued expenses and other current liabilities	22,334	23,561

Total current liabilities	46,220	65,413
Long-term debt	135,588	134,463
Deferred income taxes	7,002	9,170
Other non-current liabilities	8,596	8,636

Total liabilities	197,406	217,682

Commitments and contingencies (Note 11)
Preferred stock, subject to redemption, $0.01 par value; liquidation value $100; 50,000,000 shares authorized; 360,000 shares issued and outstanding	41,491	42,939
Common stock, subject to put option, $0.01 par value; 4,125,000 issued and outstanding (out of a total 100,000,000 shares authorized)	6,356	6,054
Stockholders' equity (deficit)
Common stock, $0.01 par value; 100,000,000 shares authorized; 15,675,000 shares issued and outstanding	157	157
Additional paid-in capital	2,098	2,327
(Accumulated deficit) retained earnings	(3,368)	—
Accumulated other comprehensive (loss) income	(9)	320

Total stockholders' equity (deficit)	(1,122)	2,804

Total liabilities and stockholders' equity (deficit)	$244,131	$269,479

The accompanying notes are an integral part of these condensed consolidated financial statements.

Maidenform Brands, Inc. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)
(unaudited)

	Predecessor	Successor
	For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005

Net sales	$78,574	$100,210
Cost of sales	51,216	65,890

Gross profit	27,358	34,320
Selling, general and administrative expenses	21,157	23,436

Operating income	6,201	10,884
Interest expense, net	(686)	(2,897)

Income before provision for income taxes	5,515	7,987
Income tax expense	2,205	3,516

Net income	$3,310	$4,471

Preferred stock dividends	$—	$(1,448)

Net income available to common stockholders	$3,310	$3,023

Basic earnings per common share	$0.24	$0.15

Diluted earnings per common share	$0.23	$0.14

Basic weighted average number of shares outstanding	13,727,879	19,800,000

Diluted weighted average number of shares outstanding	14,395,935	21,112,584

The accompanying notes are an integral part of these condensed consolidated financial statements.

Maidenform Brands, Inc. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Predecessor	Successor
	For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005

Cash flows from operating activities
Net income	$3,310	$4,471
Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	1,088	1,813
Amortization of intangible assets	—	290
Amortization of deferred financing costs	83	309
Stock compensation	820	272
Deferred income taxes provision	—	2,088
Other non-cash items	3	17
Net changes in operating assets and liabilities
Accounts receivable	(18,324)	(30,111)
Inventories	(5,471)	(16,366)
Prepaid expenses and other current and non-current assets	2,012	(1,747)
Accounts payable	10,027	17,188
Accrued expenses and other current and non-current liabilities	(2,821)	(785)
Income taxes payable	1,970	4,902

Net cash used in operating activities	(7,303)	(17,659)

Cash flows from investing activities
Capital expenditures	(592)	(311)

Net cash used in investing activities	(592)	(311)

Cash flows from financing activities
Term loan repayments	—	(1,125)
Short-term debt, net	566	778
Stock options purchased	—	(140)
Borrowings under revolving credit and loan agreement	64,049	—
Repayments under revolving credit and loan agreement	(57,112)	—
Deferred financing costs	(139)	—

Net cash provided by (used in) financing activities	7,364	(487)
Effects of exchange rate changes on cash	20	29

Net decrease in cash	(511)	(18,428)
Cash and cash equivalents
Beginning of period	1,234	23,212

End of period	$723	$4,784

Supplementary disclosure of cash flow information
Cash paid during the period for
Income taxes	$42	$129

The accompanying notes are an integral part of these condensed consolidated financial statements.

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

(unaudited)

1. CHANGE IN OWNERSHIP

On May 11, 2004, MF Acquisition Corporation acquired 100% of Maidenform, Inc. (the "Acquisition") through a merger of its wholly owned subsidiary into Maidenform, Inc. Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc. Financing for this Acquisition totaled $237,265 and was provided by a first lien term loan of $100,000, revolver borrowings of $12,500, a second lien term loan of $50,000 and $74,765 of cash and capital from investors, including rollover equity by certain members of management of $2,765 and continuing stockholders of $15,000. The financial statements for the period including and after May 11, 2004 are those of Maidenform Brands, Inc. and subsidiaries (the "Successor"). The financial statements for periods prior to May 11, 2004 are those of Maidenform, Inc. and subsidiaries (the "Predecessor"). As a result of the Acquisition, the financial statements including and after May 11, 2004 are not comparable to those prior to that date.

The proceeds of the Acquisition and financing were used to pay selling stockholders $147,430, selling stockholders transaction expenses of $6,570, special compensation of $1,567 paid to management, buyers' transaction expenses of $2,526, and to retire all of Maidenform, Inc.'s previously outstanding current and long-term debt of $54,065, including a debt redemption premium of $380. In addition, $658 of proceeds were held as cash for working capital purposes and $6,684 was used to pay debt issuance costs.

The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and Emerging Issues Task Force (EITF) No. 88-16, "Basis In Leveraged Buyout Transactions." In accordance with EITF 88-16, the basis of a continuing stockholder that has a residual interest in Maidenform Brands, Inc. and has a 20% or greater voting interest has been carried over at its predecessor basis. In addition, in accordance with EITF 88-16, the basis of management's residual interest, which consists of stock options, has also been carried over at its predecessor basis, as management actively participated in promoting the transaction. The retained interest of the stockholders has been recorded at predecessor basis (carryover basis) aggregated 23.8% (20.1% related to a continuing stockholder and 3.7% related to certain members of management). The remainder of the investment in the assets and liabilities acquired (the 76.2% acquired by new stockholders) was recorded at fair value. As a result, the assets and liabilities were assigned new values, which are part carryover basis and part fair value basis. The excess of the purchase price over carryover basis of net assets acquired, the deemed dividend to continuing stockholders, was recognized as a reduction of stockholders' equity (deficit).

The following table summarizes both the cash and non-cash consideration, including transaction costs related to the Acquisition.

Cash consideration(1)
Cash paid to sellers	$147,430
Repayment of seller's debt	54,065
Transaction costs	10,663
Non-cash consideration
Securities issued to continuing stockholder at carryover basis(2)	14,520
Carryover basis allocated to management's residual interest(3)	—
Deemed dividend to continuing stockholders	(21,529)

Total purchase price	$205,149

(1)
Cash consideration was paid with new financing of $155,158, net of debt issuance costs of $6,684 and proceeds held as cash of $658, and cash from new stockholders of $57,000. New stockholders received half of their interest in preferred stock and half of their interest in common stock. The allocation of the equity interest for the preferred stock and common stock was based on their fair values as determined by an independent third-party appraisal. Securities issued to new stockholders amounted to 285,000 shares of preferred stock and 15,675,000 shares of common stock.

(2)
Securities issued to the continuing stockholder were 75,000 shares of preferred stock and 4,125,000 shares of common stock.

(3)
As management's residual interest consisted entirely of options which had no predecessor basis, no carryover basis was allocated to its residual interest.

The total purchase price of $205,149 was allocated to the acquired assets and liabilities based on their estimated fair values at the Acquisition date, after taking into account the carryover basis discussed above. These allocations were determined by valuation reports provided by independent third party appraisal firms. The excess of the purchase price over the underlying assets acquired and liabilities assumed was allocated to goodwill, none of which is deductible for tax purposes. The following table summarizes the estimated values of the assets acquired and liabilities assumed on May 11, 2004.

Other current assets	$51,254
Inventory	62,234
Deferred income taxes	9,716
Property, plant and equipment	31,425
Intangible assets, amortizing	26,241
Intangible assets, non-amortizing	76,476
Other non-current assets	707
Goodwill	7,884

Total assets acquired	265,937

Other current liabilities	39,522
Employee termination costs	2,159
Defined benefit pension plan	7,378
Postretirement plans	1,240
Deferred income taxes	10,013
Other non-current liabilities	476

Total liabilities assumed	60,788

Net assets acquired	$205,149

The following unaudited pro forma operating data presents the results of operations for the three-month period ended March 27, 2004 as if the Acquisition had occurred on December 28, 2003, with financing obtained as described above, and assumes that there were no other changes in our operations. The pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on December 28, 2003, or of future results of operations:

Pro forma for three-month period ended March 27, 2004

Net sales	$78,574
Operating loss	(27,494)
Interest expense, net	(4,183)
Net loss	(44,348)
Preferred stock dividends and accretion	(3,495)
Net loss available to common stockholders	(47,843)
Basic and diluted net loss per share	(2.42)

Included in the pro forma operating loss for the period from December 28, 2003 through March 27, 2004 shown above are the Predecessor's Acquisition-related charges of $6,570 for sellers' transaction fees and expenses, $1,960 in special compensation paid to management and $5,639 in stock compensation expense from settlement of stock options, and $117 of other Acquisition-related charges. Also, included is a $17,815 charge to cost of sales related to the opening balance sheet step-up of inventory to fair market value, amortization related to intangible assets, advisory fees and depreciation related to the closing of our cutting and sewing facilities.

Included in interest expense for the period from December 28, 2003 through March 27, 2004 shown above are charges of $895 related to the write-off of deferred debt financing costs in connection with the retirement of all of the outstanding debt, a debt redemption premium of $380, interest expense from additional borrowings necessary to finance the Acquisition and amortization expense related to deferred financing costs for the additional borrowings.

2. BASIS OF PRESENTATION

Maidenform Brands, Inc. and its subsidiaries (the "Company," "we," "us" or "our") design, source and market an extensive range of intimate apparel products, including bras, panties and shapewear. We sell through multiple distribution channels including department stores, national chains, mass merchants (including warehouse clubs), specialty stores, off-price retailers and our website. In addition, we also operated 81 and 91 retail outlet stores as of April 2, 2005 and March 27, 2004, respectively.

In our opinion, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly our financial position as of April 2, 2005 (Successor), the results of our operations for the three-month periods ended April 2, 2005 (Successor) and March 27, 2004 (Predecessor), and cash flows for the three-month periods ended April 2, 2005 (Successor) and March 27, 2004 (Predecessor). The three-month periods ended April 2, 2005 and March 27, 2004 both included 12 weeks. These adjustments consist of normal recurring accruals and estimates that impact the carrying value of assets and liabilities. Operating results for the three-month period ended April 2, 2005 (Successor) are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2005 (Successor). Our accompanying condensed consolidated balance sheet as of January 1, 2005 (Successor) is derived from our audited consolidated financial statements included elsewhere in this prospectus.

These condensed consolidated financial statements have been prepared in accordance with Article 10 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Security and Exchange Commission. The financial statements included herein should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. The accounting policies we follow are set forth in the notes to our consolidated financial statements for the fiscal year ended January 1, 2005 (Successor) included elsewhere in this prospectus.

3. INVENTORIES

Inventories at April 2, 2005 (Successor) and January 1, 2005 (Successor) consist of the following:

	Successor, at January 1, 2005	Successor, at April 2, 2005

Raw materials	$1,741	$1,000
Work-in-process	2,335	2,096
Finished goods	32,991	50,337

	$37,067	$53,433

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share amounts)

(unaudited)

4. BENEFIT PLANS AND POSTRETIREMENT PLANS

We sponsor a defined benefit pension plan covering substantially all eligible employees not covered by the union plans. We also maintain postretirement medical benefit plans for certain eligible retirees of Maidenform and NCC for which postretirement benefit expense on a quarterly basis is insignificant.

The components of pension benefit expense charged to operations are as follows:

	Predecessor	Successor
	For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005

Service cost	$316	$429
Interest cost	267	308
Expected return on plan assets	(234)	(274)
Recognized net actuarial loss	33	8

Net periodic benefit cost	$382	$471

5. CLOSURE OF MANUFACTURING FACILITIES

In connection with the Acquisition, we made the decision to exit our cutting and sewing facilities located in Mexico and Florida. We closed one facility in January 2005 and will continue to operate the other facility through the end of July 2005. As part of the allocation of the purchase price, we accrued probable employee termination costs of $2,159 relating to services already rendered and vested to all employees at these locations. Other costs of $446 associated with retention bonuses have been expensed during the Successor period from May 11, 2004 through January 1, 2005. At January 1, 2005 (Successor), we had accrued employee termination costs of $2,077 related to the closing of these facilities. During the three-month period ended April 2, 2005, we incurred additional retention bonus expense of $247 and paid $437. At April 2, 2005, we have accrued employee termination costs of $1,887.

We expect to incur an additional retention bonus expense of approximately $200 during the three months ending July 2, 2005. Approximately one hundred and eighty employees had been terminated during the three months ended April 2, 2005. Approximately five hundred remaining employees will be terminated by the end of July 2005. The retention bonus expense is recorded as part of our wholesale segment.

We have included $1,083 of property, plant and equipment as prepaid expenses and other current assets in our condensed consolidated balance sheet at April 2, 2005, as they are being held for sale and no longer being depreciated.

6. STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive (Loss) Income	Total Stockholders' (Deficit) Equity
				Accumulated Deficit
	Shares	$

Balance at January 1, 2005	15,675,000	$157	$2,098	$(3,368)	$(9)	$(1,122)
Preferred stock dividends			(345)	(1,103)		(1,448)
Adjust common stock, subject to put option, to redemption value			302			302
Stock compensation			272			272
Comprehensive income
Net income				4,471		4,471
Changes during the period					329	329

Total comprehensive income						4,800

Balance at April 2, 2005	15,675,000	$157	$2,327	$—	$320	$2,804

7. ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income includes net income and adjustments for foreign currency translation and unrealized losses/gains on interest rate swap agreements. The components of and changes in accumulated other comprehensive income are as follows:

	Predecessor	Successor
	For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005

Net income	$3,310	$4,471
Foreign currency translation adjustments(a)	20	28
Interest rate swaps (net of tax of $150)	—	301

Comprehensive income	$3,330	$4,800

(a)
No tax benefit has been provided associated with the foreign currency translation adjustment due to management's decision to reinvest the earnings of our foreign subsidiaries.

Maidenform Brands, Inc. and subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except share and per share amounts)

(unaudited)

8. INCOME TAXES

We review our annual effective tax rate on a quarterly basis and we make necessary changes if information or events warrant such changes. The annual effective tax rate is forecasted quarterly using actual historical information and forward-looking estimates. The estimated annual effective tax rate may fluctuate due to changes in forecasted annual operating income; changes to the valuation allowance for net deferred tax assets; changes to actual or forecasted permanent book to tax differences (non-deductible expenses); impacts from future tax settlements with state, federal or foreign tax authorities; or impacts from tax law changes. Our effective income tax rate for the three-month period ended April 2, 2005 was 44.0% as compared to an effective income tax rate of 40.0% for the three-month period ended March 27, 2004. Our higher effective income tax rate for the three-month period ended April 2, 2005 was a result of non-deductible expenses incurred during that period associated with our anticipated initial public offering later in fiscal 2005.

9. SEGMENT INFORMATION

We report segment information in accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires segment information to be disclosed based on a "management approach." The management approach refers to the internal reporting that we use for making operating decisions and assessing the performance of reportable segments. SFAS No. 131 also requires disclosure about products and services, geographic areas and major customers. For purposes of complying with SFAS No. 131, we identified our two reportable segments as "Wholesale" and "Retail." Our wholesale sales are to department stores, national chains, mass merchants (including warehouse clubs), specialty stores, off-price retailers, and third-party distributors servicing similar customers in foreign countries while our retail segment reflects our operations from our retail stores and internet operations. Royalty income is also included in our wholesale segment. Within our reportable segments, wholesale includes corporate-related assets. Each segment's results include the costs directly related to the segment's net sales and all other costs allocated based on the relationship to consolidated net sales or units produced to support each segment's net sales. Intersegment sales and transfers are recorded at cost and treated as a transfer of inventory.

Information on segments and reconciliation to income before provision for income taxes, are as follows:

	Predecessor	Successor
	For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005

Net sales
Wholesale	$68,120	$90,223
Retail	10,454	9,987

Total	$78,574	$100,210

Operating income (loss)
Wholesale	$7,463	$12,348
Retail	(1,262)	(1,464)

Operating income	6,201	10,884
Interest expense, net	686	2,897

Income before provision for income taxes	$5,515	$7,987

Depreciation and amortization
Wholesale	$778	$1,724
Retail	310	379

Total	$1,088	$2,103

Net sales by geographic area
United States	$75,104	$94,251
International	3,470	5,959

Total	$78,574	$100,210

Intercompany sales from wholesale to retail	$2,344	$1,641

	Successor, at January 1, 2005	Successor, at April 2, 2005

Inventory
Wholesale(a)	$28,343	$44,260
Retail	8,724	9,173

Total	$37,067	$53,433

Identifiable assets
Wholesale	$215,959	$240,974
Retail	28,172	28,505

Total	$244,131	$269,479

Property, plant and equipment, net, by geographic area
United States	$26,519	$23,923
International	1,425	1,380

Total	$27,944	$25,303

(a)
Wholesale inventories include inventory produced and warehoused for the retail segment.

At January 1, 2005 and April 2, 2005, our five biggest uncollaterized receivables represented approximately 55% and 57% of total accounts receivable.

For the three-month periods ended March 27, 2004 and April 2, 2005, two customers in the wholesale segment each accounted for more than 10% of our net sales.

10. EARNINGS PER SHARE

The following is a reconciliation of the basic number of common shares outstanding to diluted common and common equivalent shares outstanding:

	Predecessor	Successor
	For the three-month period ended March 27, 2004	For the three-month period ended April 2, 2005

Net income	$3,310	$4,471
Less: Preferred stock dividends	—	(1,448)

Income available to common stockholders	$3,310	$3,023

Weighted average number of common and common equivalent shares outstanding
Basic number of common shares outstanding	13,727,879	19,800,000

Dilutive effect of stock options	668,056	1,324,693

Dilutive number of common and common equivalent shares outstanding	14,395,935	21,112,584

Basic net earnings per common share	$0.24	$0.15

Diluted net earnings per common share	$0.23	$0.14

Options to purchase approximately 18,949 shares of common stock were outstanding during the Predecessor period March 27, 2004, but were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the shares of common stock.

11. COMMITMENTS AND CONTINGENCIES

Purchase commitments

In the normal course of business, we enter into purchase commitments covering inventory requirements of both raw materials and finished goods. At April 2, 2005 (Successor), we believe that we have adequate reserves for expected losses arising from all purchase commitments.

Litigation

We are party to various legal actions arising in the ordinary course of business. Based on information presently available to us, we believe that we have adequate legal defenses, reserves or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our consolidated statements of financial position, results of operations or cash flows.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	Successor, at January 1, 2005	Successor, at April 2, 2005

Accrued wages, incentive compensation and payroll taxes	$7,497	$6,308
Accrued employee termination costs	2,077	1,887
Accrued professional fees	2,036	2,367
Accrued other	10,724	12,999

	$22,334	$23,561

13. RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the FASB issued SFAS No. 151, "Inventory Cost—An Amendment of ARB 43, Chapter 4," to clarify that abnormal amounts of certain costs should be recognized as period costs. The standard is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the impact, if any, that SFAS No. 151 will have on our consolidated statements of financial position, results of operations and cash flows.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), "Share Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and is effective for fiscal years beginning after June 15, 2005. As we have already adopted SFAS No. 123, we do not believe that this revision will have a significant effect on our consolidated statements of financial position, results of operations and cash flows.

14. SUBSEQUENT EVENTS

By action of written consent of our stockholders, we amended our certificate of incorporation to allow us to pay a special cash dividend to our preferred stockholders. On June 1, 2005, the board of directors approved a cash dividend to be paid to all holders of preferred stock as of a record date of June 1, 2005 in the amount of $13,320, which was paid on June 21, 2005. Had this dividend been declared on April 2, 2005, stockholders' equity at April 2, 2005 of $2,804 would have been adjusted to stockholders' deficit of $10,516 to reflect the declaration of this dividend.

In May 2005, we sold our Mexican facility that was closed in January 2005 (see Note 5).

On June 29, 2005, we refinanced our existing First Lien Facilities with a syndicate of banks and financial institutions, and prepaid the Second Lien Facility. The new first lien facilities (the "New Credit Facility") provide for borrowings in the aggregate amount of $200,000 and are composed of: (i) a $150,000 amortizing term loan facility (the "New Term Loan Facility") maturing on May 11, 2010 and (ii) a $50,000 revolving credit facility (the "New Revolving Facility") maturing on May 11, 2010. The New Credit Facility is collateralized by a first priority perfected lien, subject to certain permitted liens, on substantially all of the personal property assets, and certain real property, of Maidenform, Inc. and the guarantors.

In general, borrowings under the New Term Loan Facility bear interest based, at our option, on the base rate or LIBOR (as defined below), plus a margin. Through December 29, 2005, the base rate margin will be fixed at 1.25% and the LIBOR rate margin will be fixed at 2.25%. Thereafter, the base rate margin and the LIBOR margin will be determined on a quarterly basis based on the leverage ratio of the borrower and its subsidiaries for the preceding four fiscal quarters. If we have completed our initial public offering and the leverage ratio is greater than or equal to 3.00:1.00, the base rate margin will be 1.0% and the LIBOR rate margin will be 2.0%. If we have completed our initial public offering and the leverage ratio is less than 3.00:1.00, the base rate margin will be 0.75% and the LIBOR rate margin will be 1.75%. If we have not completed our initial public offering, the base rate and LIBOR margins described in the two previous sentences will be 0.25% higher. Payments of principal and interest will be made in quarterly installments based on an amortization schedule commencing on October 1, 2005.

The New Revolving Facility provides direct borrowings and issuance of stand-by letters of credit on our behalf. Borrowings under the New Revolving Facility are limited by the borrowing base, which consists of eligible accounts receivable and inventory, as defined. Loans under the New Revolving Facility will bear interest at the same rates as the New Term Loan Facility. Additional fees are payable under the New Revolving Facility include a letter of credit fee of 2.25%, and may be reduced as described above, per annum and a letter of credit fronting fee of 0.25% per annum, both charged on the outstanding stand-by letters of credit, and an unused line fee of 0.50% per annum on the maximum principal amount undrawn under the New Revolving Facility.

The New Credit Facility contains affirmative and restrictive covenants that we must comply with, including: (a) maintenance of a minimum fixed charge coverage ratio, (b) maintenance of a maximum leverage ratio, (c) limitations on consolidated capital expenditures, (d) limitations on the incurrence of indebtedness and liens, (e) limitations on investments/acquisitions, (f) restrictions on payments between Maidenform Brands, Inc. and its subsidiaries. There are a number of circumstances in which additional partial prepayments are required based upon conditions set forth in the New Credit Facility, including, net asset sales, net insurance/condemnation proceeds not reinvested in other assets of the business, net securities proceeds from the issuance of capital stock, excluding the initial public offering proceeds, or additional debt facilities, and a percentage of consolidated excess cash flows, as defined.

In connection with the New Credit Facility we paid fees of $2,228, and in connection with the old credit facilities we paid a prepayment penalty fee of $1,226. In addition, as the syndicate of banks and financial institutions participating in the New Credit Facility is not yet finalized, we have estimated, on a preliminary basis, that $5,000 of the financing costs of $8,690 (consisting of $5,262 associated with the old credit facility and $3,428 associated with the New Credit Facility) will be expensed in connection with our entering into the New Credit Facility. Immediately following the refinancing on June 29, 2005, we had total debt of approximately $160,400, consisting of $150,000 under the New Term Loan Facility, $10,000 under the New Revolving Facility and $400 of short-term debt outstanding.

On July 6, 2005, the compensation committee of Maidenform Brands, Inc. approved the payment of special cash bonuses for certain individuals in recognition of their performance, which allowed us to negotiate our New Credit Facility, in the aggregate amount of $1,478.

On July 6, 2005, the Board of Directors adopted the Maidenform Brands, Inc. 2005 Stock Incentive Plan pursuant to which the Company can offer employees, consultants and non-employee directors equity-based awards, and 1,750,000 shares were set aside and allocated for issuance thereunder. The Board of Directors also amended the Maidenform Brands, Inc. 2004 Rollover Stock Option Plan, the Maidenform Brands, Inc. 2004 Stock Option Plan and the Maidenform Brands, Inc. 2004 Stock Option Plan for Non-Employees Directors to provide that no additional equity-based awards shall be available for issuance thereunder, although previously granted stock options will continue to remain outstanding in accordance with the terms of the applicable option agreement and the applicable plan.

M maidenform®

FLEXEES®

lilyette®

SELF XPRESSIONS®
a Division of Maidenform Inc.

SWEETNOTHINGS®
a Division of Maidenform Inc.

Rendezvous®
a Division of Maidenform Inc.

SUBTRACT®

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered.

Amount to be paid
SEC registration fee	$27,333
NASD filing fee	23,723
New York Stock Exchange listing fee	150,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	1,200,000
Printing and engraving expenses	750,000
Blue Sky fees and expenses	10,000
Transfer Agent and Registrar fees and expenses	25,000
Miscellaneous	313,944

Total	$4,000,000

Item 14. Indemnification of Directors and Officers

The registrant's Certificate of Incorporation in effect as of the date hereof, and the registrant's Amended and Restated Certificate of Incorporation to be in effect upon the consummation of this offering (collectively, the "Certificate") provide that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant has obtained liability insurance for its officers and directors.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the

DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation. We believe that these agreements are necessary to attract and retain qualified directors and executive officers.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate or the aforementioned indemnification agreements. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

The registrant was incorporated on March 11, 2004 under the laws of the State of Delaware and has issued the following securities that were not registered under the Act:

1.
In connection with its formation, the registrant issued 100 shares of common stock for $100 to Ares Corporate Opportunities Fund, L.P.

2.
On May 11, 2004, the registrant issued 19,800,000 shares of common stock, 360,000 shares of preferred stock, options to purchase 773,032 shares of common stock and options to purchase 14,056 shares of preferred stock, in each case in connection with the acquisition of Maidenform, Inc. by the registrant.

3.
As of July 21, 2005, the registrant had outstanding options to purchase 2,847,203 shares of our common stock, all of which were granted to employees or non-employee directors of the registrant on or after May 11, 2004.

The issuances of securities in the transactions described in items 1 and 2 above were determined to be exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 of Regulation D thereunder as transactions by an issuer not involving a public offering. The issuances of securities listed above in item 3 were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits.

Number	Description
1.1	Form of Underwriting Agreement
3.1(a)*	Amended and Restated Certificate of Incorporation
3.1(b)*	Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.1(c)*	Second Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.2*	Form of Amended and Restated Certificate of Incorporation to be in effect upon the consummation of this offering
3.3*	Bylaws
3.4*	Form of Amended and Restated Bylaws to be in effect upon the consummation of this offering
4.1*	Specimen Common Stock Certificate
4.2*	Amended and Restated Stockholders Agreement, dated as of July 8, 2005, by and among the Registrant and the stockholders of the Registrant listed on the signature pages thereto
4.3*	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions defining the rights of holders of common stock of the Registrant
5.1*	Opinion of Proskauer Rose LLP
10.1*	Employment Agreement, dated as of May 11, 2004, between Maidenform, Inc. and Thomas J. Ward
10.2*	Employment Agreement, dated as of June 14, 2005, between Maidenform, Inc. and Maurice Reznik
10.3*	Employment Agreement, dated as of October 14, 2004, between Maidenform, Inc. and Dorvin D. Lively
10.4*	Employment Agreement, dated as of November 1, 1999, between Maidenform, Inc. and Steven N. Masket
10.5(a)*	2004 Stock Option Plan
10.5(b)*	Amendment to 2004 Stock Option Plan
10.6(a)*	2004 Rollover Stock Option Plan
10.6(b)*	Amendment to 2004 Rollover Stock Option Plan
10.7(a)*	2004 Stock Option Plan for Non-Employee Directors
10.7(b)*	Amendment to 2004 Stock Option Plan for Non-Employee Directors
10.8*	2004 Incentive Plan for Designated Key Employees
10.9*	2005 Stock Incentive Plan
10.10*	2005 Annual Performance Bonus Plan
10.11(a)*	Nonqualified Rollover Common Stock Option Agreement, dated as of May 11, 2004, by and between Maidenform Brands, Inc. and Thomas J. Ward
10.11(b)*	Nonqualified Rollover Common Stock Option Agreement, dated as of May 11, 2004, by and between Maidenform Brands, Inc. and Thomas J. Ward
10.11(c)*	Nonqualified Rollover Common Stock Option Agreement, dated as of May 11, 2004, by and between Maidenform Brands, Inc. and Maurice S. Reznik

10.11(d)*	Nonqualified Rollover Common Stock Option Agreement, dated as of May 11, 2004, by and between Maidenform Brands, Inc. and Steven N. Masket
10.12*	Form of Irrevocable Waiver
10.13*	Amended and Restated Credit Agreement, dated as of June 29, 2005, entered into by and among Maidenform, Inc., Maidenform Brands, Inc., BNP Paribas, as administrative agent, and the financial institutions listed on the signature pages thereto
10.14(a)*	Advisory Agreement, dated as of May 11, 2004, by and among MF Merger Corporation, MF Acquisition Corporation, ACOF Operating Manager, L.P. and Ares Corporate Opportunities Fund, L.P.
10.14(b)*	Termination Agreement, dated as of July , 2005, by and among Maidenform Brands, Inc., Maidenform, Inc., ACOF Operating Manager, L.P. and Ares Corporate Opportunities Fund, L.P.
10.15*	Form of Indemnification Agreement
10.16*	Form of Sales Restriction Agreement
21.1*	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney

*
Filed previously.

(b)    Financial Statement Schedule.

Schedule I—Condensed Financial Information of Parent Company

See pages S-1 through S-6.

Maidenform Brands, Inc.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of New York, State of New York, on this 21st day of July, 2005.

MAIDENFORM BRANDS, INC.
By:	/s/ THOMAS J. WARD Thomas J. Ward Chief Executive Officer and Vice Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ THOMAS J. WARD Thomas J. Ward	Chief Executive Officer and Vice Chairman of the Board of Directors (principal executive officer)	July 21, 2005
/s/ DORVIN D. LIVELY Dorvin D. Lively	Chief Financial Officer (principal financial and accounting officer)	July 21, 2005
* David B. Kaplan	Chairman of the Board of Directors	July 21, 2005
* Norman Axelrod	Director	July 21, 2005
* Barbara Eisenberg	Director	July 21, 2005
* Scott Graves	Director	July 21, 2005
* Karen Rose	Director	July 21, 2005
* Bennett Rosenthal	Director	July 21, 2005
* Adam L. Stein	Director	July 21, 2005
*By:	/s/ STEVEN N. MASKET Steven N. Masket Attorney-in-fact

SCHEDULE I CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

Report of Independent Registered Public Accounting Firm
on
Financial Statement Schedule

To the Board of Directors of
Maidenform Brands, Inc. and Subsidiaries:

Our audit of the consolidated financial statements referred to in our report dated April 21, 2005 appearing in Part I of this Registration Statement on Form S-1 of Maidenform Brands, Inc. (Successor Company) (which report and consolidated financial statements are included therein) also included an audit of the financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

New York, New York
April 21, 2005

MAIDENFORM BRANDS, INC.
CONDENSED BALANCE SHEET
(in thousands, except share and per share amounts)

Successor Company, at January 1, 2005

Assets
Investment in Maidenform, Inc.	$46,766

Total assets	$46,766

Liabilities and stockholders' deficit
Current liabilities
Accrued expenses	$41

Total current liabilities	41

Preferred stock, subject to redemption, $0.01 par value; liquidation value $100; 50,000,000 shares authorized; 360,000 shares issued and outstanding	41,491
Common stock, subject to put option, $0.01 par value; 4,125,000 issued and outstanding (out of a total 100,000,000 shares authorized)	6,356
Stockholders' equity (deficit)
Common stock, $0.01 par value; 100,000,000 shares authorized; 15,675,000 shares issued and outstanding	157
Additional paid-in capital	2,098
Accumulated deficit	(3,368)
Accumulated other comprehensive loss	(9)

Total stockholders' deficit	(1,122)

Liabilities and stockholders' deficit	$46,766

The accompanying note is an integral part of these condensed financial statements.

MAIDENFORM BRANDS, INC.
CONDENSED STATEMENT OF INCOME
(in thousands, except share and per share amounts)

Successor Company
For the period from May 11, 2004 through January 1, 2005
Selling, general and administrative expense	$251
Income tax benefit	(99)

Loss before equity in net loss of Maidenform, Inc.	152
Equity in net loss of Maidenform, Inc.	3,216

Net loss	$(3,368)

Preferred stock dividends and accretion	$(4,756)

Net loss available to common stockholders	$(8,124)

Basic loss per common share	$(0.41)

Diluted loss per common share	$(0.41)

Basic weighted average number of shares outstanding	19,800,000

Diluted weighted average number of shares outstanding	19,800,000

The accompanying note is an integral part of these condensed financial statements.

MAIDENFORM BRANDS, INC.
CONDENSED STATEMENT OF STOCKHOLDERS' DEFICIT
(in thousands, except share amounts)

	Common stock
			Additional paid-in capital			Total stockholders' (deficit) equity
				Accumulated deficit	Accumulated other comprehensive loss
	Shares	$

Successor:
Issuance of common stock	15,675,000	$157	$27,761	$—		$27,918
Deemed dividend to continuing stockholders			(21,529)			(21,529)
Preferred stock dividends and accretion			(4,756)			(4,756)
Adjust common stock, subject to put option, to redemption value			511			511
Stock compensation			251			251
Other stock transactions			(140)			(140)
Comprehensive loss
Net loss				(3,368)		(3,368)
Changes during the period					(9)	(9)

Total comprehensive loss						(3,377)

Balance at January 1, 2005	15,675,000	$157	$2,098	$(3,368)	$(9)	$(1,122)

The accompanying note is an integral part of these condensed financial statements.

MAIDENFORM BRANDS, INC.
CONDENSED STATEMENT OF CASH FLOWS
(in thousands)

Successor
For the period from May 11, 2004 through January 1, 2005

Cash flows from operating activities
Net loss	$(3,368)
Adjustments to reconcile net loss to net cash provided by operating activities
Stock compensation	251
Equity in net loss of Maidenform, Inc.	3,216
Net changes in operating assets and liabilities
Accrued expenses	(99)

Net cash from operating activities	—

Cash flows from investing activities

Investment in Maidenform, Inc.	(57,000)

Cash flows from financing activities

Proceeds from issuance of preferred and common stock	57,000

Net change in cash	—
Cash and cash equivalents
Beginning of period	—

End of period	$—

Supplementary disclosure of cash flow information
Non-cash intercompany transaction	$(7,009)

The accompanying note is an integral part of these condensed financial statements.

MAIDENFORM BRANDS, INC.

NOTE TO CONDENSED FINANCIAL STATEMENT OF
PARENT COMPANY

1.    BASIS OF PRESENTATION

On May 11, 2004, a wholly-owned subsidiary of MF Acquisition Corporation acquired Maidenform Inc. (the "Acquisition"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated March 16, 2004, as amended on May 3, 2004, by and among Maidenform, Inc., MF Merger Corporation, MF Acquisition Corporation, and Ares Corporate Opportunities Fund, L.P. ("Ares"). Financing for the Acquisition totaled $237.3 million (including $8.1 million of transaction-related fees and expenses). Stockholders of Maidenform, Inc. received either cash or stock of MF Acquisition Corporation in exchange for their shares of Maidenform, Inc. On April 5, 2005, MF Acquisition Corporation changed its name to Maidenform Brands, Inc. (the "Parent Company"). The condensed financial statements for the period including and after May 11, 2004 are designated as Successor. For the predecessor periods, the Company (as defined below) did not have a holding company structure, therefore the results of operations of the Parent Company are the same as those of the Company.

The Parent Company follows the accounting policies as described in Note 3 to the Consolidated Financial Statements of Maidenform Brands, Inc. and subsidiaries (the "Company") included in the accompanying prospectus with the exception of its investment in its subsidiary for which the Parent Company uses the equity method of accounting.

For further information, reference should be made to the Notes to Consolidated Financial Statements of the Company included in the accompanying prospectus.

Index to exhibits

Number	Description
1.1	Form of Underwriting Agreement
3.1(a)*	Amended and Restated Certificate of Incorporation
3.1(b)*	Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.1(c)*	Second Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.2*	Form of Amended and Restated Certificate of Incorporation to be in effect upon the consummation of this offering
3.3*	Bylaws
3.4*	Form of Amended and Restated Bylaws to be in effect upon the consummation of this offering
4.1*	Specimen Common Stock Certificate
4.2*	Amended and Restated Stockholders Agreement, dated as of July 8, 2005, by and among the Registrant and the stockholders of the Registrant listed on the signature pages thereto
4.3*	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions defining the rights of holders of common stock of the Registrant
5.1*	Opinion of Proskauer Rose LLP
10.1*	Employment Agreement, dated as of May 11, 2004, between Maidenform, Inc. and Thomas J. Ward
10.2*	Employment Agreement, dated as of June 14, 2005, between Maidenform, Inc. and Maurice Reznik
10.3*	Employment Agreement, dated as of October 14, 2004, between Maidenform, Inc. and Dorvin D. Lively
10.4*	Employment Agreement, dated as of November 1, 1999, between Maidenform, Inc. and Steven N. Masket
10.5(a)*	2004 Stock Option Plan
10.5(b)*	Amendment to 2004 Stock Option Plan
10.6(a)*	2004 Rollover Stock Option Plan
10.6(b)*	Amendment to 2004 Rollover Stock Option Plan
10.7(a)*	2004 Stock Option Plan for Non-Employee Directors
10.7(b)*	Amendment to 2004 Stock Option Plan for Non-Employee Directors
10.8*	2004 Incentive Plan for Designated Key Employees
10.9*	2005 Stock Incentive Plan
10.10*	2005 Annual Performance Bonus Plan
10.11(a)*	Nonqualified Rollover Common Stock Option Agreement, dated as of May 11, 2004, by and between Maidenform Brands, Inc. and Thomas J. Ward
10.11(b)*	Nonqualified Rollover Common Stock Option Agreement, dated as of May 11, 2004, by and between Maidenform Brands, Inc. and Thomas J. Ward
10.11(c)*	Nonqualified Rollover Common Stock Option Agreement, dated as of May 11, 2004, by and between Maidenform Brands, Inc. and Maurice S. Reznik
10.11(d)*	Nonqualified Rollover Common Stock Option Agreement, dated as of May 11, 2004, by and between Maidenform Brands, Inc. and Steven N. Masket
10.12*	Form of Irrevocable Waiver
10.13*
Amended and Restated Credit Agreement, dated as of June 29, 2005, entered into by and among Maidenform, Inc., Maidenform Brands, Inc., BNP Paribas, as administrative agent, and the financial institutions listed on the signature pages thereto
10.14(a)*	Advisory Agreement, dated as of May 11, 2004, by and among MF Merger Corporation, MF Acquisition Corporation, ACOF Operating Manager, L.P. and Ares Corporate Opportunities Fund, L.P.
10.14(b)*	Termination Agreement, dated as of July , 2005, by and among Maidenform Brands, Inc., Maidenform, Inc., ACOF Operating Manager, L.P. and Ares Corporate Opportunities Fund, L.P.
10.15*	Form of Indemnification Agreement
10.16*	Form of Sales Restriction Agreement
21.1*	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Proskauer Rose LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney

*
Filed previously.

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  Prospectus summary
  The offering
  Summary historical and unaudited pro forma consolidated financial and other data
  Risk factors
  Special note regarding forward-looking statements
  Notice to investors
  Industry and other data
  Use of proceeds
  Dividend policy
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  Unaudited pro forma consolidated statement of income
  Selected historical consolidated financial data
  Management's discussion and analysis of financial condition and results of operations
  Business
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  Where you can find more information
Maidenform Brands, Inc. and subsidiaries CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share amounts) (unaudited)
Maidenform Brands, Inc. and subsidiaries CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share and per share amounts) (unaudited)
  Part II
Maidenform Brands, Inc.
  Signatures
SCHEDULE I CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
MAIDENFORM BRANDS, INC. CONDENSED BALANCE SHEET (in thousands, except share and per share amounts)
MAIDENFORM BRANDS, INC. CONDENSED STATEMENT OF INCOME (in thousands, except share and per share amounts)
MAIDENFORM BRANDS, INC. CONDENSED STATEMENT OF STOCKHOLDERS' DEFICIT (in thousands, except share amounts)
MAIDENFORM BRANDS, INC. CONDENSED STATEMENT OF CASH FLOWS (in thousands)
MAIDENFORM BRANDS, INC. NOTE TO CONDENSED FINANCIAL STATEMENT OF PARENT COMPANY
  Index to exhibits